Albaum & Associates

BARRISTERS AND SOLICITORS

366 BAY STREET, SUITE 800
TORONTO, CANADA
M5H 4B2

TELEPHONE: (416) 304-1932
FACSIMILE: (416) 304-0240
albaum_law@hotmail.com

March 29, 2004

04024134

Office of International Corporate Finance
Securities and Exchange Commission
450, 5th Street N.W.
Mail Stop 3-9
Washington, D.C. 20549

RECEIVED APR 05 2004 PROCESSING SECTION

SUPPL

Dear Sirs:

Re: Alive International Inc. (the "Corporation")
<u>Your File Number 82-5056</u>

We enclose on behalf of the Corporation the following documents:

1. Interim Financial Statements for the three months ended March 31, 2003
2. Interim Financial Statements for the six months ended June 30, 2003
3. Interim Financial Statements for the nine months ended September 30, 2003
4. Form 51-901F dated May 29, 2003
5. Form 51-901F dated August 20, 2003
6. Form 51-901F dated November 25, 2003
7. Notice of Annual and Special Meeting of Shareholders dated February 9, 2004
8. Form of Proxy
9. Management Information Circular dated February 9, 2004

Yours very truly,

ALBAUM & ASSOCIATES

Lorne H. Albaum

/dja

PROCESSED
APR 09 2004
THOMSON FINANCIAL

dlw 4/8

Enclosures

ALIVE INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEET - MARCH 31, 2003

(Comparative figures are for the year ended December 31, 2002)

UNAUDITED - SEE NOTICE TO READER

	2003	2002
ASSETS		
Current:		
Cash	$ 14	$ 14
Cash held in trust - private placement *[Note 6(b)]*	1,062,626	-
	1,062,640	14
	$ 1,062,640	$ 14
LIABILITIES		
Current:		
Accounts payable and accrued liabilities	$ 58,937	$ 48,221
Net liabilities from Discontinued Operations *(Note 5)*	29,880	29,880
Deferred liability - private placement *[Note 6 (b)]*	1,062,626	-
	1,151,443	78,101
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Capital stock *(Note 2)*	2,152,412	2,152,412
Deficit	(2,241,215)	(2,230,499)
	(88,803)	(78,087)
	$ 1,062,640	$ 14

NOTICE TO READER

We have compiled the accompanying consolidated interim financial statements of Alive International Inc. consisting of the interim consolidated balance sheet at March 31, 2003 and the interim consolidated statements of operations, deficit and cash flows for the three months then ended based on information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of this information. Readers are cautioned that these interim consolidated financial statements may not be appropriate for their purposes.

Toronto, Ontario
May 13, 2003

Wasserman Ramsay
Chartered Accountants

Approved on behalf of the board:

"John Cerenzia"
John Cerenzia, director

"Rocco Serpe"
Rocco Serpe, director

The accompanying notes form an integral part of these financial statements

ALIVE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THREE MONTH PERIOD ENDED MARCH 31, 2003

(Comparative figures are for the three month period ended March 31, 2002)

UNAUDITED-SEE NOTICE TO READER

	March 31, 2003	March 31, 2002
Operating expenses:		
Administrative	10,086	7,797
Financial	630	1,656
	10,716	9,453
Net loss for the period	$ (10,716)	$ (9,453)
Loss per share	$ (0.001)	$ (0.001)

CONSOLIDATED STATEMENTS OF DEFICIT

FOR THREE MONTH PERIOD ENDED MARCH 31, 2003

(Comparative figures are for the three month period ended March 31, 2002)

	March 31, 2003	March 31, 2002
Deficit, beginning of period	$ 2,230,499	$ 2,174,754
Net loss for the period	10,716	9,453
Deficit, end of period	$ 2,241,215	$ 2,184,207

The accompanying notes form an integral part of these financial statements

ALIVE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THREE MONTH PERIOD ENDED MARCH 31, 2003

(Comparative figures are for the three month period ended March 31, 2002)

UNAUDITED-SEE NOTICE TO READER

	March 31, 2003	March 31, 2002
Cash was provided by (used in) the following activities:		
Operating:		
Net loss for the period	$ **(10,716)**	$ (9,453)
Net change in non-cash working capital items:		
Increase (decrease) in accounts payable and accrued liabilities	**10,716**	(45,339)
Cash expended on continuing operations	-	(54,792)
Financing:		
Cash received in advance of closing of private placement	**1,062,626**	-
	1,062,626	-
Net change in cash during the period	**1,062,626**	(54,792)
Cash, beginning of period	**14**	59,938
Cash, end of period	$ **1,062,640**	$ 5,146

The accompanying notes form an integral part of these financial statements

ALIVE INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THREE MONTH PERIOD ENDED MARCH 31, 2003

UNAUDITED - SEE NOTICE TO READER

1. Summary of significant accounting policies

The interim financial statements as at March 31, 2003 follow the same accounting policies and methods of their application as the most recently completed annual financial statements dated December 31, 2002. These interim financial statements should be read in conjunction with the year end financial statements.

2. Capital stock

(a) Capital stock:

Capital stock is comprised of :

	Number of Shares	March 31, 2003	Dec 31, 2002
Common shares	7,548,110	$ 1,162,412	$ 1,162,412
Special warrants	500,000	990,000	990,000
		$ 2,152,412	$ 2,152,412

The Company is authorised to issue an unlimited number of the following classes of shares:

Common shares
Preference shares, 9%, non-cumulative, participating, redeemable

(b) Stock options:

On January 26, 1999 the Company established a stock option plan for its Board of Directors, officers, full-time employees, distributors and consultants of the Company and its subsidiaries.

On May 24, 2000, this stock option plan was amended to increase the aggregate number of common shares authorized for issuance under the Stock Option Plan to 3,500,000 from 1,000,000. Under the Stock Option Plan, eligible persons could, at the discretion of the Board of Directors, be granted options to acquire common shares at an exercise price to be fixed by the Board of Directors but not less than the market price of the common shares on the day immediately preceding the day on which the option was granted. Options were non-transferable except in connection with the death of the optionee and had a maximum term of ten years from the date of the grant.

As at March 31, 2003 and December 31, 2002 there are no options outstanding.

(c) Escrowed Shares:

As at December 31, 2000, 2,987,201 common shares were held in escrow. During the year ended December 31, 2002, 853,486 shares were released from escrow (2001 - 853,485). The balance of shares held in escrow as at December 31, 2002 is 1,280,230 which can be release on October 22, 2003.

ALIVE INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THREE MONTH PERIOD ENDED MARCH 31, 2003

UNAUDITED - SEE NOTICE TO READER

3. Related Party transactions

A former director of the Company also acted as the Company's legal counsel. The Company has incurred fees totaling $2,800 which is included in administrative expense during the current period.

4. Income tax loss-carryforwards

The Company has incurred tax losses of approximately $1,010,000 which may be used to reduce future taxable income. The potential benefit of these losses, have not been recognized in these financial statements.

5. Discontinued Operations

Net liabilities from discontinued operations represent amounts that are owing by an inactive subsidiary that were guaranteed by the Company.

6. Subsequent events

(a) Proposed acquisitions:

On December 20, 2002 the Company signed a letter of intent with PGM Ventures Corporation ("PGM") to acquire its interest in the Simberi Gold Project located 500 kms East North East of the Papua New Guinea Mainland, through a reverse takeover transaction. The Simberi mining project currently consist of nine surface oxide gold deposits in close proximity to each other.

The Company had also signed a letter of intent to acquire Renaissance Corporation Pty. Ltd. ("Renaissance"), a privately held company, on January 9, 2003. Renaissance has its registered office in Queensland, Australia and is the beneficial owner of three mineral exploration properties known as the Zanthus, Tarrawarra and Mt. Elephant projects, located in Western Australia.

Under the terms of the agreements the Company will issue approximately 38,000,000 common shares to PGM and 16,000,000 to shareholders of Renaissance. After the transactions, PGM will hold approximately 60%, Renaissance will hold approximately 25% and shareholders of the Company will hold the remaining 12% of the outstanding shares of the Company.

Completion of these agreements is contingent upon completion of due diligence, finalyzing a formal agreement, and receipts of shareholder and regulatory approval.

(b) Private Placement:

On April 11, 2003 the Company closed a private placement whereby 8,333,721 common shares was sold at a price of US$0.10 per share for aggregate proceeds of US$833,372.10. The Company also paid a finder's commission equal to 10% on the gross proceeds. The securities issued in connection with this private placement are subject to a hold period until April 10, 2004 unless the securities are distributed under an exemption from the prospectus requirements of the Securities Act (Ontario). Conditional approval from the TSX Venture Exchange in connection with the closing of the private placement has been obtained by the Company.

ALIVE INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEET - JUNE 30, 2003

(Comparative figures are for the year ended December 31, 2002)

UNAUDITED - SEE NOTICE TO READER

	2003	2002
ASSETS		
Current:		
Cash and cash equivalents	$ 38,687	$ 14
Taxes recoverable	8,146	-
Prepaid expenses	6,914	-
	53,747	14
Prepaid transactions costs *(Note 6)*	42,545	-
Advances to PGM Ventures Corporation *(Note 6)*	885,870	-
	$ 982,162	$ 14
LIABILITIES		
Current:		
Accounts payable and accrued liabilities	$ 5,897	$ 48,221
Net liabilities from Discontinued Operations *(Note 5)*	29,880	29,880
	35,777	78,101
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Capital stock *(Note 2)*	3,231,778	2,152,412
Deficit	(2,285,393)	(2,230,499)
	946,385	(78,087)
	$ 982,162	$ 14

NOTICE TO READER

We have compiled the accompanying consolidated interim financial statements of Alive International Inc. consisting of the interim consolidated balance sheet at June 30, 2003 and the interim consolidated statements of operations, deficit and cash flows for the six months then ended based on information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of this information. Readers are cautioned that these interim consolidated financial statements may not be appropriate for their purposes.

Toronto, Ontario
July 23, 2003

Wasserman Ramsay
Chartered Accountants

Approved on behalf of the board:

"John Cerenzia"
John Cerenzia, director

"Rocco Serpe"
Rocco Serpe, director

The accompanying notes form an integral part of these financial statements

ALIVE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR SIX MONTH PERIOD ENDED JUNE 30, 2003

(Comparative figures are for the six month period ended June 30, 2002)

UNAUDITED-SEE NOTICE TO READER

	Three months ended June 30, 2003	Year to date ended June 30, 2003	Three months ended June 30, 2002	Year to date ended June 30, 2002
Operating expenses:				
Administrative *(Note 3)*	8,879	18,965	6,294	14,073
Consulting fees	20,000	20,000	-	-
Filing fees	11,930	11,930	-	-
Promotion	1,526	1,526	-	-
Transfer agent fees	1,843	2,473	113	1,783
	44,178	54,894	6,407	15,856
Net loss for the period	$ (44,178)	$ (54,894)	$ (6,407)	$ (15,856)
Loss per share basic and diluted	$ (0.003)	$ (0.004)	$ (0.001)	$ (0.002)
Weighted average number of shares outstanding basic and diluted	15,251,986	15,251,986	7,548,110	7,548,110

CONSOLIDATED STATEMENTS OF DEFICIT

FOR SIX MONTH PERIOD ENDED JUNE 30, 2003

(Comparative figures are for the six month period ended June 30, 2002)

	June 30, 2003	June 30, 2002
Deficit, beginning of period	$ 2,230,499	$ 2,174,754
Net loss for the period	54,894	15,856
Deficit, end of period	$ 2,285,393	$ 2,190,610

The accompanying notes form an integral part of these financial statements

ALIVE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR SIX MONTH PERIOD ENDED JUNE 30, 2003

(Comparative figures are for the six month period ended June 30, 2002)

UNAUDITED-SEE NOTICE TO READER

	Three months ended June 30, 2003	Year to date ended June 30, 2003	Three months ended June 30, 2002	Year to date ended June 30, 2002
Cash was provided by (used in) the following activities:				
Operating:				
Net loss for the period	$ (44,178)	$ (54,894)	$ (6,407)	$ (15,856)
Net change in non-cash working capital items	(68,100)	(57,384)	1,906	(43,437)
Cash expended on continuing operations	(112,278)	(112,278)	(4,501)	(59,293)
Investing:				
Advance to PGM Ventures Corporation *(Note 6)*	(885,870)	(885,870)	-	-
Prepaid transaction costs *(Note 6)*	(42,545)	(42,545)	-	-
	(928,415)	(928,415)	-	-
Financing:				
Issuance of common shares *(Note 2(c))*	1,079,366	1,079,366	-	-
Cash received in advance of closing of private placement - net of costs	(1,062,626)	-	-	-
Net change in cash during the period	(1,023,953)	38,673	(4,501)	(59,293)
Cash, beginning of period	1,062,640	14	5,146	59,938
Cash, end of period	$ 38,687	$ 38,687	$ 645	$ 645

The accompanying notes form an integral part of these financial statements

ALIVE INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR SIX MONTH PERIOD ENDED JUNE 30, 2003

UNAUDITED - SEE NOTICE TO READER

1. Summary of significant accounting policies

The interim financial statements as at June 30, 2003 follow the same accounting policies and methods of their application as the most recently completed annual financial statements dated December 31, 2002. These interim financial statements should be read in conjunction with the year end financial statements.

2. Capital stock

The Company is authorised to issue an unlimited number of the following classes of shares:

Common shares
Preference shares, 9%, non-cumulative, participating, redeemable

Issued capital stock is comprised of the following :

	# of shares		$ value
Common shares:			
Balance January 1, 2002 and December 31, 2002	7,548,110	$	1,162,412
Issued during the period:			
Private placement	8,333,721		1,205,586
Less: share issue costs	-		(126,220)
Balance of common shares as at June 30, 2003	15,881,831		2,241,778
Special warrants	500,000		990,000
Balance of capital stock as at June 30, 2003	16,381,831	$	3,231,778

On April 11, 2003 the Company closed a private placement whereby 8,333,721 common shares was sold at a price of US$0.10 per share for aggregate proceeds of US$833,372.10. The Company also paid a finder's commission equal to 10% on the gross proceeds. The securities issued in connection with this private placement are subject to a hold period until April 10, 2004 unless the securities are distributed under an exemption from the prospectus requirements of the Securities Act (Ontario). The proceeds from the private placement will be generally used to fund the acquisition of the Simberi gold project which is one of the transactions of the proposed reverse takeover described above. Conditional approval from the TSX Venture Exchange in connection with the closing of the private placement has been obtained by the Company. During the current quarter end a substantial amount of the proceeds from the private placement were advanced to PGM.

(b) Stock options:

On January 26, 1999 the Company established a stock option plan for its Board of Directors, officers, full-time employees, distributors and consultants of the Company and its subsidiaries.

On May 24, 2000, this stock option plan was amended to increase the aggregate number of common shares authorized for issuance under the Stock Option Plan to 3,500,000 from 1,000,000. Under the Stock Option Plan, eligible persons could, at the discretion of the Board of Directors, be granted options to acquire common shares at an exercise price to be fixed by the Board of Directors but not less than the market price of the common shares on the day immediately preceding the day on which the option was granted. Options were non-transferable except in connection with the death of the optionee and had a maximum term of ten years from the date of the grant.

2. Capital stock (continued)

As at March 31, 2003 and December 31, 2002 there are no options outstanding but during the current three month period ended June 30, 2003 the Company granted a total of 3,055,000 options to various directors, proposed directors and consultants of the Company. This grant of options is subject to the approval of the TSX Venture Exchange and to approval of the transactions relating to PGM Ventures Corporation and Novaking Pty Ltd. (see Note 6) to be presented at the next meeting of shareholders. The options will be exercisable at $0.15 per share until June 30, 2008.

(c) Escrowed Shares:

As at December 31, 2001, 2,133,716 common shares were held in escrow. During the year ended December 31, 2002, 853,486 shares were released from escrow. The balance of shares held in escrow as at December 31, 2002 is 1,280,230 which can be release on October 22, 2003.

3. Related Party transactions

A former director of the Company also acted as the Company's legal counsel. The Company has incurred fees totaling $7,200 which is included in administrative expense during the current period ended.

4. Income tax loss-carryforwards

The Company has incurred tax losses of approximately $1,010,000 which may be used to reduce future taxable income. The potential benefit of these losses, have not been recognized in these financial statements.

5. Discontinued Operations

Net liabilities from discontinued operations represent amounts that are owing by an inactive subsidiary that were guaranteed by the Company.

6. Proposed Acquisitions:

On December 20, 2002 the Company signed a letter of intent with PGM Ventures Corporation ("PGM") to acquire its interest in the Simberi Gold Project located 500 kms East North East of the Papua New Guinea Mainland, through a reverse takeover transaction. The Simberi mining project currently consist of nine surface oxide gold deposits in close proximity to each other. Pursuant to a joint-venture agreement between PGM and Nord Pacific Limited ("Nord"), Nord Australex Nominees (PNG) Limited and Simberi Gold Company Limited dated November 29, 2002, whereby the participating interest of the Joint Venture Parties as at the date of the agreement is PGM 25% and Nord 75%, PGM will earn a further undivided 25% participating interest from Nord once PGM has incurred costs of $1,500,000 in respect of the Mining Joint Venture. As at June 30, 2003 the Company had advanced to PGM a total of $885,870 (US$607,372) with regards to the cost of the Mining Joint Venture.

The Company had also signed a letter of intent to acquire Renaissance Corporation Pty. Ltd. ("Renaissance"), a privately held company, on January 9, 2003. Renaissance has its registered office in Queensland, Australia and is the beneficial owner of three mineral exploration properties known as the Zanthus, Tarrawarra and Mt. Elephant projects, located in Western Australia.

Under the terms of the agreements the Company will issue approximately 38,000,000 common shares to PGM and 16,000,000 to shareholders of Renaissance. After the transactions, PGM will hold approximately 60%, Renaissance will hold approximately 25% and shareholders of the Company will hold the remaining 12% of the outstanding shares of the Company.

Completion of these agreements is contingent upon completion of due diligence, finalyzing a formal agreement, and receipts of shareholder and regulatory approval. As at June 30, 2003 the Company had incurred $42,545 in costs related to the above proposed acquisitions.

ALIVE INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEET - SEPTEMBER 30, 2003

(Comparative figures are for the year ended December 31, 2002)

UNAUDITED - SEE NOTICE TO READER

	2003	2002
ASSETS		
Current:		
Cash and cash equivalents	$ 13,204	$ 14
Taxes recoverable	9,825	-
Prepaid expenses	6,752	-
	29,781	14
Prepaid transactions costs *(Note 6)*	89,682	-
Advances to PGM Ventures Corporation *(Note 6)*	885,870	-
	$ 1,005,333	$ 14
LIABILITIES		
Current:		
Accounts payable and accrued liabilities	$ 63,301	$ 48,221
Net liabilities from Discontinued Operations *(Note 5)*	29,880	29,880
	93,181	78,101
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Capital stock *(Note 2)*	3,231,778	2,152,412
Deficit	(2,319,626)	(2,230,499)
	912,152	(78,087)
	$ 1,005,333	$ 14

NOTICE TO READER

We have compiled the accompanying consolidated interim financial statements of Alive International Inc. consisting of the interim consolidated balance sheet at September 30, 2003 and the interim consolidated statements of operations, deficit and cash flows for the nine months then ended based on information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of this information. Readers are cautioned that these interim consolidated financial statements may not be appropriate for their purposes.

Toronto, Ontario
November 12, 2003

Wasserman Ramsay
Chartered Accountants

Approved on behalf of the board:

John Cerenzia, director

Rocco Serpe, director

The accompanying notes form an integral part of these financial statements

ALIVE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR NINE MONTH PERIOD ENDED SEPTEMBER 30, 2003

(Comparative figures are for the nine month period ended September 30, 2002)

UNAUDITED-SEE NOTICE TO READER

	Three months ended Sept. 30, 2003	Year to date ended Sept. 30, 2003	Three months ended Sept. 30, 2002	Year to date ended Sept. 30, 2002
Operating expenses:				
Administrative *(Note 3)*	4,943	23,908	1,011	11,850
Consulting fees	-	20,000	-	-
Filing fees	-	11,930	-	-
Promotion	28,455	29,981	-	-
Transfer agent fees	835	3,308	180	1,959
	34,233	89,127	1,191	13,809
Net loss for the period	$ (34,233)	$ (89,127)	$ (1,191)	$ (13,809)
Loss per share basic and diluted	$ (0.003)	$ (0.007)	$ -	$ (0.002)
Weighted average number of shares outstanding basic and diluted	13,317,963	13,317,963	7,548,110	7,548,110

CONSOLIDATED STATEMENTS OF DEFICIT

FOR NINE MONTH PERIOD ENDED SEPTEMBER 30, 2003

(Comparative figures are for the nine month period ended September 30, 2002)

	Sept. 30, 2003	Sept. 30, 2002
Deficit, beginning of period	$ 2,230,499	$ 2,174,754
Net loss for the period	89,127	13,809
Deficit, end of period	$ 2,319,626	$ 2,188,563

The accompanying notes form an integral part of these financial statements

ALIVE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR NINE MONTH PERIOD ENDED SEPTEMBER 30, 2003

(Comparative figures are for the nine month period ended September 30, 2002)

UNAUDITED-SEE NOTICE TO READER

	Three months ended Sept. 30, 2003	Year to date ended Sept. 30, 2003	Three months ended Sept. 30, 2002	Year to date ended Sept. 30, 2002
Cash was provided by (used in) the following activities:				
Operating:				
Net loss for the period	$ (34,233)	$ (89,127)	$ (1,191)	$ (13,809)
Net change in non-cash working capital items	55,887	(1,497)	560	(46,115)
Cash expended on continuing operations	21,654	(90,624)	(631)	(59,924)
Investing:				
Advance to PGM Ventures Corporation *(Note 6)*	-	(885,870)	-	-
Prepaid transaction costs *(Note 6)*	(47,137)	(89,682)	-	-
	(47,137)	(975,552)	-	-
Financing:				
Issuance of common shares *(Note 2(a))*	-	1,079,366	-	-
Net change in cash during the period	(25,483)	13,190	(631)	(59,924)
Cash, beginning of period	38,687	14	645	59,938
Cash, end of period	$ 13,204	$ 13,204	$ 14	$ 14

The accompanying notes form an integral part of these financial statements

ALIVE INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR NINE MONTH PERIOD ENDED SEPTEMBER 30, 2003

UNAUDITED - SEE NOTICE TO READER

1. Summary of significant accounting policies

The interim financial statements as at September 30, 2003 follow the same accounting policies and methods of their application as the most recently completed annual financial statements dated December 31, 2002. These interim financial statements should be read in conjunction with the year end financial statements.

2. Capital stock

The Company is authorised to issue an unlimited number of the following classes of shares:

Common shares
Preference shares, 9%, non-cumulative, participating, redeemable

Issued capital stock is comprised of the following :

	# of shares	$ value
Common shares:		
Balance January 1, 2002 and December 31, 2002	7,548,110	$ 1,162,412
Issued during the period:		
Private placement	8,333,721	1,205,586
Less: share issue costs	-	(126,220)
Balance of common shares as at September 30, 2003	15,881,831	2,241,778
Special warrants:	500,000	990,000
Balance of capital stock as at September 30, 2003	16,381,831	$ 3,231,778

(a) On April 11, 2003 the Company closed a private placement whereby 8,333,721 common shares was sold at a price of US$0.10 per share for aggregate proceeds of US$833,372.10. The Company also paid a finder's commission equal to 10% on the gross proceeds. The securities issued in connection with this private placement are subject to a hold period until April 10, 2004 unless the securities are distributed under an exemption from the prospectus requirements of the Securities Act (Ontario). The proceeds from the private placement will be generally used to fund the acquisition of the Simberi gold project which is one of the transactions of the proposed reverse takeover described above. Conditional approval from the TSX Venture Exchange in connection with the closing of the private placement has been obtained by the Company. During the prior quarter ended June 30, 2003 a substantial amount of the proceeds from the private placement were advanced to PGM.

(b) Stock options:

On January 26, 1999 the Company established a stock option plan for its Board of Directors, officers, full-time employees, distributors and consultants of the Company and its subsidiaries.

On May 24, 2000, this stock option plan was amended to increase the aggregate number of common shares authorized for issuance under the Stock Option Plan to 3,500,000 from 1,000,000. Under the Stock Option Plan, eligible persons could, at the discretion of the Board of Directors, be granted options to acquire common shares at an exercise price to be fixed by the Board of Directors but not less than the market price of the common shares on the day immediately preceding the day on which the option was granted. Options were non-transferable except in connection with the death of the optionee and had a maximum term of ten years from the date of the grant.

ALIVE INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR NINE MONTH PERIOD ENDED SEPTEMBER 30, 2003

UNAUDITED - SEE NOTICE TO READER

2. Capital stock (continued)

As at December 31, 2002 there are no options outstanding but during the nine month period ended September 30, 2003 the Company granted a total of 3,055,000 options to various directors, proposed directors and consultants of the Company. This grant of options is subject to the approval of the TSX Venture Exchange and to approval of the transactions relating to PGM Ventures Corporation and Novaking Pty Ltd. (see Note 6) to be presented at the next meeting of shareholders. The options will be exercisable at $0.15 per share until June 30, 2008.

(c) Escrowed Shares:

As at December 31, 2002, 1,280,230 common shares were held in escrow and were released on October 22, 2003.

3. Related Party transactions

A former director of the Company also acted as the Company's legal counsel. The Company has incurred fees totaling $10,000 which is included in administrative expense during the current period.

4. Income tax loss-carryforwards

The Company has incurred tax losses of approximately $1,010,000 which may be used to reduce future taxable income. The potential benefit of these losses, have not been recognized in these financial statements.

5. Discontinued Operations

Net liabilities from discontinued operations represent amounts that are owing by an inactive subsidiary that were guaranteed by the Company.

6. Proposed Acquisitions:

On December 20, 2002 the Company signed a letter of intent with PGM Ventures Corporation ("PGM") to acquire its interest in the Simberi Gold Project located 500 kms East North East of the Papua New Guinea Mainland, through a reverse takeover transaction. The Simberi mining project currently consist of nine surface oxide gold deposits in close proximity to each other. Pursuant to a joint-venture agreement between PGM and Nord Pacific Limited ("Nord"), Nord Australex Nominees (PNG) Limited and Simberi Gold Company Limited dated November 29, 2002, whereby the participating interest of the Joint Venture Parties as at the date of the agreement is PGM 25% and Nord 75%, PGM will earn a further undivided 25% participating interest from Nord once PGM has incurred costs of $1,500,000 in respect of the Mining Joint Venture. As at September 30, 2003 the Company had advanced to PGM a total of $885,870 (US$607,372) with regards to the cost of the Mining Joint Venture.

The Company had also signed a letter of intent to acquire Renaissance Corporation Pty. Ltd. ("Renaissance"), a privately held company, on January 9, 2003. Renaissance has its registered office in Queensland, Australia and is the beneficial owner of three mineral exploration properties known as the Zanthus, Tarrawarra and Mt. Elephant projects, located in Western Australia.

Under the terms of the agreements the Company will issue approximately 38,000,000 common shares to PGM and 16,000,000 to shareholders of Renaissance. After the transactions, PGM will hold approximately 60%, Renaissance will hold approximately 25% and shareholders of the Company will hold the remaining 12% of the outstanding shares of the Company.

Completion of these agreements is contingent upon completion of due diligence, finalyzing a formal agreement, and receipts of shareholder and regulatory approval. As at September 30, 2003 the Company had incurred $89,682 in costs related to the above proposed acquisitions.

FORM 51-901F (FORMERLY FORM 61)

QUARTERLY REPORT

INCORPORATED AS PART OF ***Schedules A, B and C***

ISSUER DETAILS

NAME OF ISSUER	***Alive International Inc.***
ISSUER ADDRESS	*366 Bay Street, Suite 800*
	Toronto, Ont., Can., M5H 4B2
ISSUER PHONE NUMBER	*416-304-1932*
ISSUER FAX NUMBER	*416-304-0240*
WEBSITE ADDRESS	n/a
CONTACT E-MAIL ADDRESS	*albaum_law@hotmail.com*
CONTACT PERSON	*Lorne H. Albaum*
CONTACT=S POSITION	*Counsel*
CONTACT PHONE NUMBER	*416-304-1932*
FOR QUARTER ENDED	***March 31, 2003***
DATE OF REPORT	*May 29, 2003*

CERTIFICATE

SCHEDULES A, B AND C REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED, AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

John Cerenzia	*AJohn Cerenzia≅*	*May 29, 2003*
NAME OF DIRECTOR	SIGNED	DATE SIGNED
Rocco Serpe	*ARocco Serpe≅*	*May 29, 2003*
NAME OF DIRECTOR	SIGNED	DATE SIGNED

BC FORM 51-901F

QUARTERLY REPORT

SCHEDULE B – SUPPLEMENTARY INFORMATION

ALIVE INTERNATIONAL INC.

For the three months ended March 31, 2003

1. **For the current fiscal year-to-date:**

Breakdown of amounts presented in the financial statements for the following: expenses and any other material expenses reported in the income statement and any other material costs presented in the balance sheet.

As disclosed separately in Schedule A – Financial Statements.

2. **For the current fiscal year-to-date**

There were no related party transactions during the period.

3. **For the current fiscal year-to-date:**

(a) Summary of securities issued during the period: Nil

(b) Summary of options granted during the period: Nil

4. **As at March 31, 2003**

(a) Summary of share capital:
Authorized – Unlimited number of common shares
Unlimited number of 9% non-cumulative, participating, redeemable preference shares

Issued and outstanding -	Number	$
Issued	7,548,110	1,162,412
Special Warrants	500,000	990,000

(b) Summary of options, warrants and convertible securities outstanding: Nil

(c) Total number of shares in escrow or subject to a pooling agreement;

Escrow shares	1,280,230

5. As at the date of this report, the directors and officers of the company are as follows:

John Cerenzia,	President, Secretary & Director
Rocco Serpe,	Director
David Lubotta,	Director

BC FORM 51-901F

QUARTERLY REPORT

SCHEDULE C – MANAGEMENT DISCUSSION AND ANALYSIS

ALIVE INTERNATIONAL INC.

For the three months ended March 31, 2003

Description of Business

At March 31, 2003, the Company has no substantive operations.

Operations and Financial Condition

The Company reports a loss of $10,716 and cash outflows from operations of $1,062,626 for the three months ended March 31, 2003 compared with a loss of $9,453 and cash outflows from operations of $54,792 for the same period in the previous year.

On December 20, 2002 the Company signed a letter of intent with PGM Ventures Corporation ("PGM") to acquire its interest in the Simberi Gold Project located 500 kms East North East of the Papua New Guinea Mainland, through a reverse takeover transaction. The Simberi mining project currently consists of nine surface oxide gold deposits in close proximity to each other.

The Company had also signed a letter of intent to acquire Renaissance Corporation Pty. Ltd. ("Renaissance"), a privately held company, on January 9, 2003. Renaissance has its registered office in Queensland, Australia and is the beneficial owner of three mineral exploration properties known as the Zanthus, Tarrawarra and Mt. Elephant projects, located in Western Australia.

Under the terms of the agreements, the Company will issue approximately 38,000,000 common shares to PGM and 16,000,000 to shareholders of Renaissance. After the transactions, PGM will hold approximately 60%, Renaissance will hold approximately 25% and shareholders of the Company will hold the remaining 12% of the outstanding shares of the Company.

Completion of these agreements is contingent upon completion of due diligence, finalizing a formal agreement, and receipts of shareholder and regulatory approval.

Subsequent Events

On April 11, 2003 the Company closed a private placement whereby 8,333,721 common shares was sold at a price of US$0.10 per share for aggregate proceeds of US$833,372.10. The Company also paid a finder's commission equal to 10% on the gross proceeds. The securities issued in connection with this private placement are subject to a hold period until April 10, 2004 unless the securities are distributed under an exemption from the prospectus requirements of the Securities Act (Ontario). Conditional approval from the TSX Venture Exchange in connection with the closing of the private placement has been obtained by the Company.

On May 16, 2003, the Company closed a subsequent private placement whereby the Company sold 1,630,000 common shares at a price of US$0.10 per share for aggregate proceeds of US$163,000. In connection with this private placement the company paid a finder's commission equal to 10% of the gross proceeds.

The securities issued in connection with this private placement are subject to a hold period until May 14, 2004 unless the securities are distributed under an exemption from the prospectus requirements of the Securities Act (Ontario). Conditional approval from the TSX Venture Exchange in connection with the closing of the private placement has been obtained by the Company.

Financings, Principal Purposes and Milestones

The Company did not undertake any financings during the period of this report.

Liquidity and Solvency

The Company has a working capital deficiency of $88,803 for the period ended March 31, 2003 compared with negative working capital of $78,087 for the period ended March 31, 2002.

Investor Relations – There were no investor relations arrangements or contracts entered into by the company during the period.

FORM 51-901F (FORMERLY FORM 61)

QUARTERLY REPORT

INCORPORATED AS PART OF *Schedules A, B and C*

ISSUER DETAILS

NAME OF ISSUER	***Alive International Inc.***
ISSUER ADDRESS	*366 Bay Street, Suite 800*
	Toronto, Ont., Can., M5H 4B2
ISSUER PHONE NUMBER	*416-304-1932*
ISSUER FAX NUMBER	*416-304-0240*
WEBSITE ADDRESS	n/a
CONTACT E-MAIL ADDRESS	*albaum_law@hotmail.com*
CONTACT PERSON	*Lorne H. Albaum*
CONTACT'S POSITION	*Counsel*
CONTACT PHONE NUMBER	*416-304-1932*
FOR QUARTER ENDED	***June 30, 2003***
DATE OF REPORT	*August 20, 2003*

CERTIFICATE

SCHEDULES A, B AND C REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED, AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

John Cerenzia	*"John Cerenzia"*	*August 20, 2003*
NAME OF DIRECTOR	SIGNED	DATE SIGNED
Rocco Serpe	*"Rocco Serpe"*	*August 20, 2003*
NAME OF DIRECTOR	SIGNED	DATE SIGNED

BC FORM 51-901F

QUARTERLY REPORT

SCHEDULE B – SUPPLEMENTARY INFORMATION

ALIVE INTERNATIONAL INC.

For the six months ended June 30, 2003

1. **For the current fiscal year-to-date:**

Breakdown of amounts presented in the financial statements for the following: expenses and any other material expenses reported in the income statement and any other material costs presented in the balance sheet.

As disclosed separately in Schedule A – Financial Statements.

2. **For the current fiscal year-to-date**

There were no related party transactions during the period.

3. **For the current fiscal year-to-date:**

(a) Summary of securities issued during the period: Nil

(b) Summary of options granted during the period: 3,055,000

4. **As at June 30, 2003**

(a) Summary of share capital:
Authorized – Unlimited number of common shares
Unlimited number of 9% non-cumulative, participating, redeemable preference shares

Issued and outstanding -	Number	$
Issued	15,881,831	2,241,778
Special Warrants	500,000	990,000

(b) Summary of options, warrants and convertible securities outstanding:

3,055,000 options to purchase common shares at $0.15 per share until June 30, 2008. These options are subject to regulatory approval and are conditional upon the closing of the transaction with PGM Ventures Corporation and the acquisition of Renaissance Corporation Pty Ltd.

(c) Total number of shares in escrow or subject to a pooling agreement;

Escrow shares	1,280,230

5. As at the date of this report, the directors and officers of the company are as follows:

John Cerenzia,	President and Director
Rocco Serpe,	Secretary and Director
David Lubotta,	Director

BC FORM 51-901F

QUARTERLY REPORT

SCHEDULE C – MANAGEMENT DISCUSSION AND ANALYSIS

ALIVE INTERNATIONAL INC.

For the six months ended June 30, 2003

Description of Business

At June 30, 2003, the Company has no substantive operations.

Operations and Financial Condition

The Company reports a loss of $44,718 and cash outflows from operations of $928,415 for the six months ended June 30, 2003 compared with a loss of $54,894 and cash outflows from operations of $59,293 for the same period in the previous year.

The increase in the company's loss during this period can be attributed largely to increased administrative expenses as the Company proceeds to complete the transactions with PGM Ventures Corporation and Renaissance Corporation Pty Ltd. As a result, the Company incurred administrative expenses ($18,965), consulting fees ($20,000) and filing fees ($11,930) which were not material in the previous period.

In addition, the company also advanced the sum of $885,870 to PGM Ventures Corporation in connection with the payments due for the Mining Joint Venture.

Subsequent Events

There were no subsequent events.

Financings, Principal Purposes and Milestones

On April 11, 2003 the Company closed a private placement whereby 6,703,721 common shares was sold at a price of US$0.10 per share for aggregate proceeds of US$670,372.10. The Company also paid a finder's commission equal to 10% on the gross proceeds. The securities issued in connection with this private placement are subject to a hold period until April 10, 2004 unless the securities are distributed under an exemption from the prospectus requirements of the Securities Act (Ontario). Conditional approval from the TSX Venture Exchange in connection with the closing of the private placement has been obtained by the Company.

On May 16, 2003, the Company closed a subsequent private placement whereby the Company sold 1,630,000 common shares at a price of US$0.10 per share for aggregate proceeds of US$163,000. In connection with this private placement the company paid a finder's commission equal to 10% of the gross proceeds.

The securities issued in connection with this private placement are subject to a hold period until May 14, 2004 unless the securities are distributed under an exemption from the prospectus requirements of the Securities Act (Ontario). Conditional approval from the TSX Venture Exchange in connection with the closing of the private placement has been obtained by the Company.

Liquidity and Solvency

The Company has positive working capital of $946,385 for the period ended June 30, 2003 compared with negative working capital of $78,101 for the period ended June 30, 2002.

Investor Relations – There were no investor relations arrangements or contracts entered into by the company during the period.

FORM 51-901F (FORMERLY FORM 61)

QUARTERLY REPORT

INCORPORATED AS PART OF ***Schedules A, B and C***

ISSUER DETAILS

NAME OF ISSUER	***Alive International Inc.***
ISSUER ADDRESS	*366 Bay Street, Suite 800*
	Toronto, Ont., Can., M5H 4B2
ISSUER PHONE NUMBER	*416-304-1932*
ISSUER FAX NUMBER	*416-304-0240*
WEBSITE ADDRESS	n/a
CONTACT E-MAIL ADDRESS	*albaum_law@hotmail.com*
CONTACT PERSON	*Lorne H. Albaum*
CONTACT'S POSITION	*Counsel*
CONTACT PHONE NUMBER	*416-304-1932*
FOR QUARTER ENDED	***September 30, 2003***
DATE OF REPORT	*November 25, 2003*

CERTIFICATE

SCHEDULES A, B AND C REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED, AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

John Cerenzia	*"John Cerenzia"*	*November 25, 2003*
NAME OF DIRECTOR	SIGNED	DATE SIGNED
Rocco Serpe	*"Rocco Serpe"*	*November 25, 2003*
NAME OF DIRECTOR	SIGNED	DATE SIGNED

BC FORM 51-901F

QUARTERLY REPORT

SCHEDULE B – SUPPLEMENTARY INFORMATION

ALIVE INTERNATIONAL INC.

For the six months ended September 30, 2003

1. For the current fiscal year-to-date:

Breakdown of amounts presented in the financial statements for the following: expenses and any other material expenses reported in the income statement and any other material costs presented in the balance sheet.

As disclosed separately in Schedule A – Financial Statements.

2. For the current fiscal year-to-date

There were no related party transactions during the period.

3. For the current fiscal year-to-date:

(a) Summary of securities issued during the period: Nil

(b) Summary of options granted during the period: 3,055,000

4. As at September 30, 2003

(a) Summary of share capital:

Authorized – Unlimited number of common shares
Unlimited number of 9% non-cumulative, participating, redeemable preference shares

Issued and outstanding -	Number	$
Issued	15,881,831	2,241,778
Special Warrants	500,000	990,000

(b) Summary of options, warrants and convertible securities outstanding:

3,055,000 options to purchase common shares at $0.15 per share until June 30, 2008. These options are subject to regulatory approval and are conditional upon the closing of the transaction with PGM Ventures Corporation and the acquisition of Renaissance Corporation Pty Ltd.

(c) Total number of shares in escrow or subject to a pooling agreement;

Escrow shares	1,280,230

These escrow shares were released on October 22, 2003.

5. As at the date of this report, the directors and officers of the company are as follows:

John Cerenzia,	President and Director
Rocco Serpe,	Secretary and Director
David Lubotta,	Director

BC FORM 51-901F

QUARTERLY REPORT

SCHEDULE C – MANAGEMENT DISCUSSION AND ANALYSIS

ALIVE INTERNATIONAL INC.

For the six months ended September 30, 2003

Description of Business

At September 30, 2003, the Company has no substantive operations.

Operations and Financial Condition

The Company reports a loss of $34,223 and cash outflows from operations of $975,552 for the nine months ended September 30, 2003 compared with a loss of $13,809 and cash outflows from operations of $59,924 for the same period in the previous year.

The increase in the company's loss during this period can be attributed largely to consulting fees, filing fees, promotion expenses and increased administrative expenses as the Company proceeds to complete the transactions with PGM Ventures Corporation and Renaissance Corporation Pty Ltd. As a result, the Company incurred administrative expenses ($23,908), consulting fees ($20,000) and filing fees ($11,930) which were not material in the previous period.

In addition, the company also advanced the sum of $885,870 to PGM Ventures Corporation in connection with the payments due for the Mining Joint Venture.

Subsequent Events

There were no subsequent events.

Financings, Principal Purposes and Milestones

On April 11, 2003 the Company closed a private placement whereby 6,703,721 common shares were sold at a price of US$0.10 per share for aggregate proceeds of US$670,372.10. The Company also paid a finder's commission equal to 10% on the gross proceeds. The securities issued in connection with this private placement are subject to a hold period until April 10, 2004 unless the securities are distributed under an exemption from the prospectus requirements of the Securities Act (Ontario). Conditional approval from the TSX Venture Exchange in connection with the closing of the private placement has been obtained by the Company.

On May 16, 2003, the Company closed a subsequent private placement whereby the Company sold 1,630,000 common shares at a price of US$0.10 per share for aggregate proceeds of US$163,000. In connection with this private placement the company paid a finder's commission equal to 10% of the gross proceeds.

The securities issued in connection with this private placement are subject to a hold period until May 14, 2004 unless the securities are distributed under an exemption from the prospectus requirements of the Securities Act (Ontario). Conditional approval from the TSX Venture Exchange in connection with the closing of the private placement has been obtained by the Company.

Liquidity and Solvency

The Company has positive working capital of $912,152 for the period ended September 30, 2003 compared with negative working capital of $78,087 for the period ended September 30, 2002.

Investor Relations – There were no investor relations arrangements or contracts entered into by the company during the period.

ALIVE INTERNATIONAL INC.

Suite 800
366 Bay Street
Toronto, Ontario
M5H 4B2

PROXY

PROXY, SOLICITED BY THE MANAGEMENT OF ALIVE INTERNATIONAL INC. (the "Corporation"), for the Annual General and Special Meeting of Shareholders of the Corporation to be held the 10th day of March, 2004. The undersigned being a shareholder of the Corporation hereby appoints John A. Cerenzia, President, or failing him, Rocco Serpe, Secretary, or instead of either of them,____________________ as proxy, with power of substitution, to attend, act and vote for the undersigned at the Annual General and Special Meeting of Shareholders of the Corporation to be held at The Fairmont Royal York Hotel, Quebec Room, 100 Front Street West, Toronto, Ontario **at ten o'clock in the a.m. (Toronto time), March 10, 2004 (the "Meeting")**, and at any adjournments thereof, and without limiting the general authorization and power hereby given, the persons named above are specifically directed to vote as specifically directed to be voted as indicated on the reverse side of this proxy.

This proxy will be voted and where a choice is specified, will be voted as directed. WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE MATTERS REFERRED TO ON THE REVERSE SIDE HEREOF.

THIS PROXY ALSO CONFERS DISCRETIONARY AUTHORITY TO VOTE IN RESPECT OF ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING AND IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY FILLING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF MANAGEMENT'S NOMINEES ABOVE.

DATED this _______ day of __________________, 2004.

____
Signature of Shareholder

____
Name of Shareholder (print)

____
Number of Shares

(See Over)

1. FOR ☐ or AGAINST ☐

The ordinary resolution as more particularly set forth in the management information circular prepared for the purpose of the Meeting relating to the approval of the amalgamation agreement among the Corporation, 2034879 Ontario Limited and PNG Pacific Resources Inc. pursuant to which 2034879 Ontario Limited and PNG Pacific Resources Inc. will amalgamate.

2. FOR ☐ or AGAINST ☐

The ordinary resolution as more particularly set forth in the management information circular prepared for the purpose of the Meeting setting the number of directors to be elected at three directors.

3. FOR ☐ or WITHHOLD VOTE ☐

The ordinary resolution as more particularly set forth in the management information circular prepared for the purpose of the Meeting and relating to the election of nominees named in the management information circular to the board of directors.

4. FOR ☐ or WITHHOLD VOTE ☐

The appointment of Wasserman Ramsay, Chartered Accountants, as auditors of the Corporation for the next ensuing year at a remuneration to be fixed by the board of directors.

5. FOR ☐ or AGAINST ☐

The special resolution as more particularly set forth in the management information circular prepared for the purpose of the Meeting to change the name of the Corporation to "Simberi Gold Corporation", or such other name as the board of directors may determine.

6. FOR ☐ or AGAINST ☐

The ordinary resolution as more particularly set forth in the management information circular prepared for the purpose of the Meeting authorizing the issue of 16,000,000 common shares of the Corporation in exchange for all of the issued and outstanding shares of Novaking Pty Ltd.

7. FOR ☐ or AGAINST ☐

The special resolution as more particularly set forth in the management information circular prepared for the purpose of the Meeting approving the continuance of the Corporation pursuant to the provisions of the *Business Corporations Act* (Yukon).

8. FOR ☐ or AGAINST ☐

The ordinary resolution as more particularly set forth in the management information circular prepared for the purpose of the Meeting confirming without amendment the enactment of a new By-Law No. 1.

9. FOR ☐ or AGAINST ☐

The ordinary resolution as more particularly set forth in the management information circular prepared for the purpose of the Meeting increasing the number of common shares of the Corporation issuable pursuant to the Corporation's Stock Option Plan.

10. FOR ☐ or AGAINST ☐

The ordinary resolution as more particularly set forth in the management information circular prepared for the purpose of the Meeting relating to the previous issue and sale by private placement of 8,333,721 common shares of the Corporation.

To be valid this instrument of proxy must be received by Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3 at least forty-eight hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof.

This instrument of proxy when mailed by the Corporation is undated. In the event that this proxy is not dated when returned by the shareholder then this proxy shall be deemed to be dated as of the date that it was mailed by the Corporation.

ALIVE INTERNATIONAL INC.

NOTICE OF ANNUAL AND GENERAL AND SPECIAL MEETING

OF HOLDERS OF ALIVE SHARES TO BE HELD

ON MARCH 10, 2004

TO THE HOLDERS OF ALIVE COMMON SHARES

Notice is hereby given that an annual and general and special meeting (the "Alive Meeting") of the holders of common shares ("Alive Shares") of Alive International Inc. ("Alive") will be held at 10:00 a.m. (Toronto time), on March 10, 2004 at The Fairmont Royal York Hotel, Quebec Room, 100 Front Street West, Toronto, Ontario, for the following purposes:

1. to receive the financial statements of Alive together with the auditors' report thereon for the years ended December 31, 2001 and 2002;

2. to consider and, if thought appropriate, to pass, with or without variation, a special resolution to approve the amalgamation agreement (the "Amalgamation Agreement") among Alive, 2034879 Ontario Limited ("Newco") and PNG Pacific Resources Inc. ("PPR") pursuant to which Newco and PPR will amalgamate (the "Amalgamation") and continue as one corporation ("Amalco") pursuant to the provisions of the *Business Corporations Act* (Ontario) ("OBCA"), and to approve the Amalgamation;

3. to fix the size of the board of directors at four (4) directors;

4. to elect a board of directors for the ensuing year;

5. to appoint the auditors of Alive for the ensuing year and to authorize the board of directors to fix the auditors' remuneration;

6. to consider and, if thought fit, approve a special resolution, as more particularly set forth in the management information circular, relating to the approval of an amendment to the Articles of Alive to change the name of Alive to "Simberi Gold Corporation";

7. to consider and, if thought fit, approve an ordinary resolution, as more particularly set forth in the management circular, authorizing Alive to issue 16,000,000 Alive Shares in exchange for all of the issued and outstanding shares of Novaking Pty Ltd.;

8. to consider and, if thought fit, approve a special resolution, as more particularly set forth in the management information circular, relating to the continuance of Alive pursuant to the laws of the Yukon Territory;

9. subject to the approval of the continuance, to consider and, if thought fit, approve an ordinary resolution, as more particularly set forth in the management information circular, confirming, without amendment, the enactment of a new By-Law No. 1 of Alive;

10. to consider and, if thought fit, to approve an ordinary resolution, as more particularly set forth in the management information circular, to increase the number of Alive Shares issuable pursuant to Alive's Stock Option Plan;

11. to consider and, if thought fit, to approve an ordinary resolution, as more particularly set forth in the management information circular, relating to the previous issue and sale by private placement of 8,333,721 Alive Shares; and

12. to transact any such other business as may be properly brought before the Alive Meeting or any adjournment thereof.

The nature of the business to be transacted at the Alive Meeting and the specific details regarding the Amalgamation are described in further detail in the accompanying management information circular, dated February 9, 2004 and the appendices thereto.

The record date for the determination of shareholders entitled to receive notice of and to vote at the Alive Meeting or any adjournment thereof is February 6, 2004 (the "Alive Record Date"). Shareholders of Alive whose names have been entered in the register of shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Alive Meeting, provided that, to the extent a shareholder transfers the ownership of any of his shares after such date and the transferee of those shares establishes that he owns the shares and request, not later than 10 days before the Alive Meeting, to be included in the list of shareholders eligible to vote at the Alive Meeting, such transferee will be entitled to vote those shares at the Alive Meeting.

A registered shareholder may attend the Alive Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Alive Meeting or any adjournment thereof in person are requested to date, execute and return the accompanying form of proxy for use at the Alive Meeting or any adjournment thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited with Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 4C3, no later than forty-eight (48) hours (excluding Saturdays and statutory holidays in the Province of Ontario) prior to the time set for the Alive Meeting or any adjournment thereof.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and/or officers of Alive. Each shareholder has the right to appoint a proxyholder other than such persons, who need not be a shareholder, to attend and to act for him and on his behalf at the Alive Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

Pursuant to Section 185 of the OBCA, registered holders of Alive Shares are entitled to exercise rights of dissent in respect of the proposed continuance under the *Business Corporations* Act (Yukon Territory) and to be paid fair value for such Alive Shares. Holders of Alive Shares wishing to dissent with respect to the continuance must send a written objection to Alive, addressed to the President of Alive at 366 Bay Street, Suite 800, Toronto, Ontario, M5H 4B2, so as to be received at or prior to the time of the Alive Meeting in order to be effective. **Failure to strictly comply with the requirements set forth in Section 185 of the OBCA may result in the loss of any right of dissent. Persons who are the beneficial owners of Alive Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered shareholders of such shares are entitled to dissent. Accordingly, a beneficial owner of Alive Shares desiring to exercise this right must make arrangements for the Alive Shares beneficially owned by such individual to be registered in his name prior to the time the written objection to the special resolution to approve the continuance is required to be received by Alive or, alternatively, make arrangements for the registered holder of his Alive Shares to dissent on his behalf.**

DATED at Toronto, Ontario this 9th day of February, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"John A. Cerenzia"

John A. Cerenzia, President and Director

JOINT MANAGEMENT PROXY AND INFORMATION CIRCULAR

AND

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

OF SHAREHOLDERS

of

ALIVE INTERNATIONAL INC.

and

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

OF COMMON SHAREHOLDERS AND CLASS A SPECIAL SHAREHOLDERS OF

2034879 ONTARIO LIMITED

The meeting to be held on March 10, 2004

Neither the TSX Venture Exchange nor any securities regulatory authority has in any ~~was passed~~way passed upon the merits of the Amalgamation described in this information circular.

This joint management proxy and information circular is furnished in connection with the solicitation of proxies by management of Alive International Inc. to be voted at the annual general and special meeting of the shareholders of Alive International Inc. to be held on March 10, 2004, or any adjournment thereof, and by management of 2034879 Ontario Limited to be voted at the annual and general and special meeting of the common shareholders and Class A Special Shareholders of 2034879 Ontario Limited to be held on March 10, 2004, or any adjournment thereof.

Dated as of February 9*, 2004.

ALIVE INTERNATIONAL INC.

NOTICE OF ANNUAL AND GENERAL AND SPECIAL MEETING

OF HOLDERS OF ALIVE SHARES TO BE HELD

ON MARCH 10, 2004

TO THE HOLDERS OF ALIVE COMMON SHARES

Notice is hereby given that an annual and general and special meeting (the "Alive Meeting") of the holders of common shares ("Alive Shares") of Alive International Inc. ("Alive") will be held at 10:00 a.m. (Toronto time), on March 10, 20043 at The Board of Trade of Metropolitan Toronto, First Canadian Place, 77 Adelaide Street WestFairmont Royal York Hotel, Quebec Room, 100 Front Street West, Toronto, Ontario, for the following purposes:

1. to receive the financial statements of Alive together with the auditors' report thereon for the years ended December 31, 2001 and 2002;

2. to consider and, if thought appropriate, to pass, with or without variation, a special resolution to approve the amalgamation agreement (the "Amalgamation Agreement") among Alive, 2034879 Ontario Limited ("Newco") and PNG Pacific Resources Inc. ("PPR") pursuant to which Newco and PPR will amalgamate (the "Amalgamation") and continue as one corporation ("Amalco") pursuant to the provisions of the *Business Corporations Act* (Ontario) ("OBCA"), and to approve the Amalgamation;

3. to fix the size of the board of directors at five (four (54) membersdirectors;

4. to elect a board of directors for the ensuing year;

5. to appoint the auditors of Alive for the ensuing year and to authorize the board of directors to fix the auditors' remuneration;

6. to consider and, if thought fit, approve a special resolution, as more particularly set forth in the management information circular, relating to the approval of an amendment to the Articles of Alive to change the name of Alive to "Simberi Gold Corporation";

7. to consider and, if thought fit, approve an ordinary resolution, as more particularly set forth in the management circular, authorizing Alive to issue 16,000,000 Alive Shares in exchange for all of the issued and outstanding shares of Novaking Pty Ltd.;

8. to consider and, if thought fit, approve a special resolution, as more particularly set forth in the management information circular, relating to the continuance of Alive pursuant to the laws of the Yukon Territory;

9. subject to the approval of the continuance, to consider and, if thought fit, approve an ordinary resolution, as more particularly set forth in the management information circular, confirming, without amendment, the enactment of a new By-Law No. 1 of Alive;

10. to consider and, if thought fit, to approve an ordinary resolution, as more particularly set forth in the management information circular, to increase the number of Alive Shares issuable pursuant to Alive's Stock Option Plan;

11. to consider and, if thought fit, to approve an ordinary resolution, as more particularly set forth in the management information circular, relating to the previous issue and sale by private placement of 8,333,721 Alive Shares; and

12. to transact any such other business as may be properly brought before the Alive Meeting or any adjournment thereof.

The nature of the business to be transacted at the Alive Meeting and the specific details regarding the Amalgamation are described in further detail in the accompanying management information circular, dated February ~~1~~9, 2004 and the appendices thereto.

The record date for the determination of shareholders entitled to receive notice of and to vote at the Alive Meeting or any adjournment thereof is February ~~1~~6, 2004 (the "Alive Record Date"). Shareholders of Alive whose names have been entered in the register of shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Alive Meeting, provided that, to the extent a shareholder transfers the ownership of any of his shares after such date and the transferee of those shares establishes that he owns the shares and request, not later than 10 days before the Alive Meeting, to be included in the list of shareholders eligible to vote at the Alive Meeting, such ~~transferred~~ transferee will be entitled to vote those shares at the Alive Meeting.

A registered shareholder may attend the Alive Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Alive Meeting or any adjournment thereof in person are requested to date, execute and return the accompanying form of proxy for use at the Alive Meeting or any adjournment thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited with Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 4C3, no later than forty-eight (48) hours (excluding Saturdays and statutory holidays in the Province of Ontario) prior to the time set for the Alive Meeting or any adjournment thereof.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and/or officers of Alive. Each shareholder has the right to appoint a proxyholder other than such persons, who need not be a shareholder, to attend and to act for him and on his behalf at the Alive Meeting. To exercise such right, the names of the nominees of management should be cross~~3~~ed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

Pursuant to Section 185 of the OBCA, registered holders of Alive Shares are entitled to exercise rights of dissent in respect of the proposed continuance under the *Business Corporations* Act (Yukon Territory) and to be paid fair value for such Alive Shares. Holders of Alive Shares wishing to dissent with respect to the continuance must send a written objection to Alive, addressed to the President of Alive ~~c/o Albaum & Associates~~ at 366 Bay Street, Suite 800, Toronto, Ontario, M5H 4B2, so as to be received at or prior to the time of the Alive Meeting in order to be effective. **Failure to strictly comply with the requirements set forth in Section 185 of the OBCA may result in the loss of any right of dissent. Persons who are the beneficial owners of Alive Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered shareholders of such shares are entitled to dissent. Accordingly, a beneficial owner of Alive Shares desiring to exercise this right must make arrangements for the Alive Shares beneficially owned by such individual to be registered in his name prior to the time the written objection to the special resolution to approve the continuance is required to be received by Alive or, alternatively, make arrangements for the registered holder of his Alive Shares to dissent on his behalf.**

DATED at Toronto, Ontario this 9th~~1~~ day of February, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"John A. Cerenzia"

John A. Cerenzia, President and Director

2034879 ONTARIO LIMITED

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF HOLDERS OF NEWCO COMMON SHARES AND NEWCO CLASS A SPECIAL SHARES TO BE HELD ON MARCH ~~12~~10, 2004

TO THE HOLDERS OF NEWCO SHARES AND NEWCO CLASS A SPECIAL SHARES

Notice is hereby given that an annual general and special meeting (the "Newco Meeting") of the holders of common shares ("Newco Shares") and Class A Special Shares ("Newco Class A Special Shares") of 2034879 Ontario Limited ("Newco") will be held at 11:00 a.m. (Toronto time), on March 10, 2004 at The ~~Board of Trade of Metropolitan Toronto~~Fairmont Royal York Hotel, Quebec Room, ~~First Canadian Place, 77 Adelaide~~ 100 Front Street W~~est~~est, Toronto, Ontario, for the following purposes:

1. to receive the financial statements of Newco together with the auditors' report thereon for the year ended December 31, 2003;

2. to elect directors for the ensuing year;

3. to appoint the auditors of Newco for the ensuing year and to authorized the board of directors to fix the auditors' remuneration;

4. to consider and, if thought appropriate, to pass, with or without variation, a special resolution to approve the amalgamation agreement (the "Amalgamation Agreement") among Newco, Alive International Inc. and PNG Pacific Resources Inc. ("PPR"), pursuant to which Newco and PPR will amalgamate (the "Amalgamation") and continue as one corporation~~e~~ ("Amalco") pursuant to the provisions of the *Business Corporations Act* (Ontario) ("OBCA"), and to approve the Amalgamation; and

5. to transact any such other business as may properly be brought before the Newco Meeting or any adjournment thereof.

The nature of the business to be transacted at the Newco Meeting and the specific details regarding the Amalgamation are described in further detail in the accompanying management information circular, dated February ~~*~~9, 2004 and the appendices thereof.

The record date for the determination of the Newco Shareholders and Newco Class A Special Shareholders entitled to receive notice of and to vote at the Newco Meeting or any adjournment thereof is -February 6~~*~~, 2004 (the "Newco Record Date"). Newco Shareholders and Newco Class A Special Shareholders whose names have been entered in the register of Newco at the close of business on that date will be entitled to receive notice of and to vote at the Newco Meeting, provided that, to the extent a shareholder or Newco Class A Special Shareholder transfers the ownership of any of his securities after such date and the transferee of those securities establishes that he owns the securities and requests, not later than 10 days before the Newco Meeting, to be included in the list of Newco Shareholders or~~f~~ Newco Class A Special Shareholders eligible to vote at the Newco Meeting, such transferee will be entitled to vote those securities at the Newco Meeting.

A registered Newco Shareholder or Newco Class A Special Shareholder may attend the Newco Meeting in person or may be represented by proxy. Newco Shareholders and Newco Class A Special Shareholders who are unable to attend the Newco Meeting or any adjournment thereof in person are requested to date, execute and return the accompanying form of proxy for use at the Newco Meeting or any adjournment thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited with Newco at Suite 700, 347 Bay Street, Toronto, Ontario M5H 2R7, Attention: Norman Brewster, not later than forty-eight (48) hours (excluding Saturdays and statutory holidays in the Province of Ontario) prior to the time set for the Newco Meeting or any adjournment thereof.

The Newco Shares and the Newco Class A Shares are entitled to vote in respect of all matters that will be presented at the Newco Meeting. In addition, Holders of Newco Class A Special Shares are entitled to vote separately as a class in respect of the Amalgamation.

The instrument appointing a proxy shall be in writing and shall be executed by the Newco Shareholder or a Newco Class A Special Shareholder or his attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and/or officers of Newco. Each Newco Shareholder and Newco Class a Special Shareholder has the right to appoint a proxyholder other than such persons, who need not be a Newco Shareholder or Newco Class A Special Shareholder, to attend and to act for him and on his behalf at the Newco Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the holder's appointee should be legibly printed in the blank space provided.

Pursuant to Section 185 of the OBCA, registered holders of Newco Shares and Newco Class A Special Shares are entitled to exercise rights of dissent in respect of the proposed Amalgamation and to be paid fair value for such Newco Shares or Newco Class A Special Shares. Holders of Newco Shares and Newco Class A Special Shares wishing to dissent with respect to the Amalgamation must send a written objection to Newco, addressed to the President of Newco c/o the registered office of Newco located at 1 First Canadian Place, 100 King Street West, Suite 5600, Toronto, Ontario M5X 1E2 so as to be received at or prior to the time of the Newco Meeting in order to be effective. **Failure to strictly comply with the requirements set forth in Section 185 of the OBCA may result in the loss of any right of dissent. Persons who are beneficial owners of Newco Shares or Newco Class A Special Shares registered in the name of a broker, custodian, nominee, or other intermediariesy who wish to dissent should be aware that only the registered holders of such shares are entitled to dissent. Accordingly, a beneficial owner of Newco Shares or Newco Class A Special Shares desiring to exercise this right must make arrangements for the Newco Shares or the Newco Class A Special Shares beneficially owned by such individual to be registered in his name prior to the time the written objection to the special resolution is required to be received by Newco, or alternatively, make arrangements for the registered holder of his Newco Shares or Newco Class A Special Shares to dissent on his behalf.**

Dated at Toronto, Ontario this 9th*, day of February, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"Norman Brewster"
Norman Brewster
President

TABLE OF CONTENTS

GLOSSARY

Unless the context otherwise provides, the following terms used in this joint management proxy and information circular and the Schedules hereto shall have the meanings ascribed to them as set forth below:

"Affiliate" means a company that is affiliated with another company as described below.

A company is an "Affiliate" of another company if:

(a) one of them is the subsidiary of the other, or

(b) each of them is controlled by the same person.

A company is "controlled" by a person if:

(a) voting securities of the company are held, other than by way of security only, by or for the benefit of that person, and

(b) the voting securities, if voted, entitle the person to elect a majority of the directors of the company.

A person beneficially owns securities that are beneficially owned by:

(a) a company controlled by that person, or

(b) an Affiliate of the person or an Affiliate of any company controlled by that person;

"Agents" means Standard Securities Capital Corporation and McFarlane Gordon Inc.;

"Alive" means Alive International Inc., a corporation incorporated pursuant to the OBCA;

"Alive Compensation Options" means the compensation options of Alive to be issued by Alive in exchange for any unexercised Newco Compensation Options pursuant to the Amalgamation;

"Alive Meeting" means the annual general and special meeting of the shareholders of Alive called to consider, among other things, the Amalgamation and the Continuance;

"Alive Instrument of Proxy" means the instrument of proxy accompanying this Circular with respect to the Alive Meeting;

"Alive Private Placement" means the previous issuance and sale by way of private placement of 8,333,721 Shares at a price of US$0.10 per Share for aggregate gross subscription proceeds of US$833,372.10.

"Alive Securities" means, collectively, the Alive Shares, the Alive Compensation Options, the Alive Amalgamation Options and the Alive Warrants;

"Alive Shareholder" means a registered holder of Alive Shares;

"Alive Shares" means the common shares in the capital of Alive. Without limiting the foregoing, Alive Shares includes:

(a) the common shares in the capital of Alive;

(b) those common shares of Alive to be issued to the common shareholders of Newco pursuant to the Amalgamation;

(c) those common shares of Alive to be issued to the Class A Special Shareholders of Newco pursuant to the Amalgamation;

(d) those common shares of Alive to be issued to the shareholders of Novaking pursuant to the Novaking Acquisition; -and

(de) those common shares of Alive issuable upon exercise of the Alive Warrants;

"Alive Warrants" means the common share purchase warrants to be issued by Alive in exchange for Newco Warrants pursuant to the Amalgamation;

-**"Amalco"** means the continuing corporation to be constituted upon the Amalgamation of Newco and PPR;

"Amalgamation" means the amalgamation of Newco and PPR under the provisions of Section 174 of the OBCA, on the terms and conditions set forth in the Amalgamation Agreement;

"Amalgamation Agreement" means the agreement dated ~~January *~~February 6, 2004 among Alive, Newco and PPR respecting the Amalgamation, in the form attached hereto as Schedule 1, and includes any agreement or instrument supplementary or auxiliary thereto;

"Amalgamation Date" means the date that the Amalgamation becomes effective in accordance with the OBCA;

"assay" means the chemical analysis of mineral samples to determine the metal content;

"Assignment Agreement" means the agreement made as of the 5th day of December, 2003 between PGM and Newco;

"Assignment and Direction Agreement" means the agreement made as of the 5th day of December, 2003 among Alive, PGM and Newco relating to the assignment of amounts due to PGM by Alive in connection with the Joint Venture Agreement to Newco;

"Associate" when used to indicate a relationship with a person or company, means

(a) an issuer of which the person or company beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10% of the voting rights attached to outstanding securities of the issuer,

(b) any partner of the person or company,

(c) any trust or estate in which the person or company has a substantial beneficial interest or in respect of which a person or company serves as trustee or in a similar capacity.

(d) in the case of a person, a relative of that person, including

(i) that person's spouse or child, or

(ii) any relative of the person or of his spouse who has the same residence as that person;

but

(e) where the Exchange determines that two persons shall, or shall not, be deemed to be associates with respect to a member firm, member corporation or holding company of a member corporation, then such determination shall be determinative of their relationship in the application of Exchange Rule D with respect to that member firm, member corporation or holding company;

"Au~~U~~" means gold;

"A$" means Australian currency;

"Australian Properties" means the property interests held by Novaking;

"Beneficial Shareholder" means a shareholder whose shares are not held in its own name but are registered in the name of a person or entity who is holding such shares on behalf of such beneficial shareholder;

"Business Day" means a day on which commercial banks are generally open for business in Toronto, Ontario other than a Saturday, Sunday or a day observed as a holiday in Toronto, Ontario under the laws of the Province of Ontario or federal laws of Canada;

"CCRA" means the Canada Customs and Revenue Agency;

"capital expenditure" means all expenditures not classified as operating costs;

"Certificate of Amalgamation" means the certificate issued in respect of the Amalgamation by the Director of Corporations appointed under the OBCA;

"Circular" means this joint management information circular of Alive and Newco including the Schedules hereto;

"concentrate" means a metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore;

"Continuance" means the continuance of Alive from Ontario into the Yukon Territory pursuant to the YBCA;

"Control Person" means any person or company that holds or is one of a combination of persons or companies that holds a sufficient number of securities of an issuer so as to affect materially the control of that issuer, or that holds more than 20% of the outstanding securities of an issuer except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer;

"crushing" means the initial process of reducing ore particle size to render it more amenable for further processing;

"cutoff grade" means the grade of mineralized rock which determines as to whether or not it is economic to recover its gold content by further concentration;

"dilution" means waste, which is unavoidably mined with ore;

"dip" means the angle of inclination of a geological feature/rock from the horizontal;

"Dissenting Alive Shareholder" means a shareholder of Alive that validly exercises the right of dissent under the OBCA in respect of the Continuance;

"Dissenting Newco Shareholder" means a shareholder of Newco that validly exercises the right of dissent under the OBCA in respect of the Amalgamation;

"Effective Date" means the effective date of this Circular, being February ~~1~~9, 2004;

"Exchange" or **"TSX-V"** means the TSX Venture Exchange;

"fault" means the surface of a fracture along which movement has occurred;

"flotation" means the process by which the surface chemistry of the desired mineral particles is chemically modified such that they preferentially attach themselves to bubbles and float to the pulp surface in specially designed machines. The gangue or waster minerals are chemically depressed and do not float, thus allowing the valuable minerals to be concentrated and separated from the undesired material;

"footwall" means the underlying side of an ore body or stope;

"gangue" means non-valuable components of the ore;

"grade" means the measure of concentration of gold within mineralized rock;

"g/t" means grams per tonne

"hangingwall" means the overlying side of an ore body or stope;

"haulage" means a horizontal underground excavation which is used to transport mined ore;

"hydrocyclone" means a process whereby material is graded according to size by exploiting centrifugal forces of particulate materials;

"igneous" means primary crystalline rock formed by the solidification of magma;

"Insider" if used in relation to an issuer, means:

(a) a director or senior officer of an issuer;

(b) a director or senior officer of a company that is an Insider or subsidiary of the issuer;

(c) a person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the issuer; or

(d) the issuer itself if it holds any of its own securities;

"ITA" means the *Income Tax Act* (Canada), as amended;

"Joint Venture Agreement" means the Simberi Mining and Tabar Exploration Joint Venture Agreement between Nord Pacific Limited, Nord Australex Nominees (PNG) Limited, Simberi Gold Company Limited and PGM Ventures Corporation made the 29th day of November, 2002, as amended;

"Joint Venture" means the Joint Venture pursuant to the Joint Venture Agreement;

"kriging" means an interpolation method of assigning values from samples to blocks that minimizes the estimation error;

"lenticular" means in the form of elongated lenses;

"lithological" means geological description pertaining to different rock types;

"Majority of the Minority Approval" has the meaning ascribed thereto in Part III of the Circular "Shareholder Approval";

"Management Designees" means those individuals named as management designees in the Instrument of Proxy;

"Maynard Report" means the report on the mineral projects located in Western Australia prepared by Allen J. Maynard, BASppSc (Geol) dated May 16, 2003 in compliance with National Instrument 43-101;

"Meetings" means, collectively, the Alive Meeting and the Newco Meeting;

"milling" means a general term used to describe the process in which the ore is crushed and ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product;

"Mineral/Mining Lease" means a lease area for which mineral rights are held;

"Newbury Report" means the Technical Report on the Geology, and Mineral Resources of Simberi Gold Mining Company Oxide Gold Project, Simberi Island, PNG, dated April 15, 2003, prepared by Michael Newbury, P. Eng., in compliance with National Instrument 43-101;

"Newco" means 2034879 Ontario Limited, a corporation incorporated pursuant to the OBCA;

"Newco Class A Special Shares" means the Class A Special Shares in the capital of Newco;

"Newco Class A Special Shareholder" means a holder of Newco Class A Special Shares;

"Newco Compensation Options" means the non-assignable compensation options to purchase for a period of 24 months from December 8, 2003, 2,000,000 Newco Units at a price of $0.25 per Newco Unit;

"Newco Equity Securities" means, collectively, the Newco Shares and the Newco Class A Special Shares;

"Newco Meeting" means the annual general and special meeting of the Newco Shareholders and Newco Class A Special Shareholders called to consider, among other things, the Amalgamation of PPR and Newco;

"Newco Instrument of Proxy" means the instrument of proxy accompanying this Circular with respect to the Newco Meeting;

"Newco Private Placement" means the issue and sale of 20,000,000 Newco Units at a price of $0.25 per Newco Unit, pursuant to an agency agreement between Standard Securities Capital Corporation, McFarlane Gordon Inc. and Newco dated December 8, 2003 for aggregate proceeds of $5,000,000 of which the sum of $1,500,000 has been released to Newco and the balance of which, evidenced by Subscription Receipts, is to be released upon the satisfaction or waiver of certain conditions including the completion of the Amalgamation and the receipt of all required shareholder and regulatory approvals therefor;

"Newco ~~Private Placement~~ Warrants" means the Class A Special share purchase warrants of Newco comprising part of the Newco Units issued pursuant to the Newco Private Placement, each whole warrant entitling the holder to purchase one Newco Class A Special Share at a price of $0.40 until two years following the closing of the Private Placement;

-**"Newco Securities"** means collectively, the Newco Shares, Newco Class A Special Shares, Newco Compensation Option and Newco Warrants;

"Newco Shares" means the common shares in the capital of Newco;

"Newco Shareholder" means a holder of Newco Shares;

"Newco Unit" means a unit issued pursuant to the Newco Private Placement each unit consisting of one Newco Class A Special Share and one Newco Private Placement Warrant;

"Newco" means 2034879 Ontario Inc., a corporation incorporated pursuant to the OBCA;

"Non Arm's Length Party" means in relation to a company, a promoter, officer, director, other Insider or Control Person of that company (including an issuer) and any Associates or Affiliates of such persons. In relation to an individual, means any Associate or the individual or any company of which the individual is a promoter, officer, director, Insider or Control Person;

"Non Arm's Length Parties to the Amalgamation" means the Newco Shareholders, the Newco Class A Special Shareholders, Newco, and includes, in relation to Newco, the Non Arm's Length Parties of the Newco Shareholders, Newco Compensation Option holders, the Non Arm's Length Parties of Newco and all other parties to or associated with the Amalgamation and Associates or Affiliates or all such other parties;

"Notices of Meeting" means the respective notice of the annual general and special meetings of the holders of Alive Shares, and the Newco Shares and the Newco Class A Special Shares which accompany this Circular;

"Novaking" means Novaking Pty Ltd. a company incorporated under the laws of Australia;

"Novaking Acquisition" means the exchange of all the issued and outstanding shares of Novaking for Alive Shares pursuant to the Novaking Acquisition Agreement;

"Novaking Acquisition Agreement" means the agreement made May 27, 2003 between the shareholders of Novaking Pty Ltd. and the ~~Company~~ Alive providing for, among other things, the acquisition of all the issued and outstanding securities of Novaking.

"Novaking Acquisition Resolution" means the resolution to be considered by the Shareholders at the Meeting approving the Novaking Acquisition;

"Novaking Shares" means the ordinary shares of Novaking;

"oz" means ounce;

"OBCA" means the *Business Corporations Act* (Ontario), as amended from time to time;

"Ordinary Resolution" means a resolution passed by a majority of the votes cast by security holders who voted in respect of that resolution;

"PGM" means PGM Ventures Corporation, a company continued under the laws of the Province of New Brunswick.

"PNG" means Papua New Guinea;

-**"Policies"** means the policies of the Exchange;

"Policy 2.5" means Policy 2.5, as at August 18, 2003, of the Exchange, as may be amended;

"Policy 5.2" means Policy 5.2, as at August 18, 2003, of the Exchange, as may be amended;

"ppb" means parts per billion

"ppm" means parts per million

"**PPR**" means PNG Pacific Resources Inc., a corporation incorporated pursuant to the OBCA, a wholly owned subsidiary of Alive;

"Record Date" means February ~~*~~6, 2004 for both the Newco Meeting and the Alive Meeting;

"Renaissance" means Renaissance Corporation Pty Ltd. a company incorporated under the laws of Australia and which is a wholly-owned subsidiary of Novaking;

"Resulting Issuer" means Alive after giving effect to the Amalgamation;

"RoM" means Run-of-Mine;

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

"sedimentary" means pertaining to rocks formed by the accumulation of sediments, formed by the erosion of other rocks;

"Simberi Acquisition Agreement" means the agreement made December 20, 2002, as amended March 13, 2003 between PGM and ~~the Company~~ Alive providing for, among other things, the acquisition of the Simberi Property;

"Simberi Property" means the joint venture interest held by Newco pursuant to the Joint Venture Agreement;

"Special Resolution" means a resolution passed by a majority of not less than 2/3rds of the votes cast by the security holders entitled to vote and who voted in respect of that resolution;

"Stock Option Plan" means the stock option plan of Alive established by the board or directors on January 26, 1999, (and approved by the Shareholders on June 18, 1999 and amended by the Shareholders on June 29, 2000), as may be further amended from time to time.

"Stock Option Plan Resolution" means the resolution to be considered by the Shareholders at the Meeting approving an increase in the maximum number of Shares issuable upon exercise of options granted pursuant to the Stock Option Plan;

"stratigraphy" means the study of stratified rocks in terms of time and space;

"strike" means the direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction;

"sulfide" means sulphur bearing mineral;

"Subscription Receipts" means the subscription receipts delivered to purchasers of Newco Units pursuant to the Newco Private Placement evidencing full payment for their respective Newco Units and the entitlement to receive same upon the satisfaction or waiver of the escrow release conditions;

"tailings" means the finely ground waste rock from which valuable minerals or metals have been extracted;

"tonne" means metric tonne (1000 kilograms);

"total expenditure" means all expenditures including those of an operating and capital nature;

"U.S." or **"United States"** means the United States of America;

"variogram" means statistical representation of the characteristics (usually grade); and

"YBCA" means the *Business Corporations Act* (Yukon), as amended.

Words importing the singular number only include the plural and vice versa, and words importing any gender include all genders.

All dollars amounts herein are in Canadian dollars, unless otherwise stated.

SUMMARY

The following is a summary of information relating to Alive, Newco and the Resulting Issuer and should be read together with the more detailed information and financial data and statements contained elsewhere in this Circular. Capitalized terms used in this summary will have the meaning provided in the Glossary or elsewhere in this Circular.

The Meetings:

The Alive Meeting will be held on March 10~~2~~, 2004, at The ~~Board of Trade of Metropolitan Toronto~~Fairmont Royal York Hotel, Quebec Room, ~~First Canadian Place~~100 Front Street West, ~~77 Adelaide Street West,~~ Toronto, Ontario ~~M5X 1C1~~M5J 1E3 at 10:00 a.m. (Toronto time). At the Alive Meeting the Alive ~~shareholders~~ Shareholders will be asked to approve various annual and special resolutions including those pertaining to (1) the Amalgamation; (2) an amendment to the Stock Option Plan; (3) the Alive Private Placement; (4) the acquisition of Novaking; (5) a change of Alive's name to "Simberi Gold Corporation", and (6) the continuance of Alive from Ontario into the Yukon Territory pursuant to the YBCA.

The Newco Meeting will be held on March 10~~2~~, 2004, subject to possible adjournment, at The Fairmont Royal York Hotel~~Board of Trade of Metropolitan Toronto~~, ~~First Canadian Place~~Quebec Room, ~~77 Adelaide~~ 100 Front Street West, Toronto, Ontario ~~M5X 1C1~~M5J 1E3 at 11:00 a.m. (Toronto time). At the Newco Meeting the shareholders and Newco Class A Shareholders will be asked to approve various annual resolutions as well as the Amalgamation.

The Amalgamation:

Newco, Alive and PPR have entered into the Amalgamation Agreement, which supersedes the Simberi Acquisition Agreement. Under the terms of the Amalgamation Agreement, Newco and PPR shall combine by way of an amalgamation and continue as Amalco. The Amalgamation will be completed in accordance with the Exchange's Policy 5.2 as a reverse takeover of Alive.

PPR is a wholly owned subsidiary of Alive incorporated for the sole purpose of effecting the Amalgamation under the Amalgamation Agreement. Pursuant to the Amalgamation, all of the outstanding Newco Securities will be exchanged for corresponding securities of the Resulting Issuer on a one for one basis, and as more particularly described in the Amalgamation Agreement attached hereto as Schedule 1. Specifically, the Resulting Issuer will issue:

(i) one Alive Share for every one Newco Common Share outstanding on the Effective Date;

(ii) one Alive Share for every one Newco Class A Special Share outstanding on the Effective Date;

(iii) one Alive Warrant for every one Newco Warrant outstanding on the Effective Date with the same terms as the Newco Warrant being exchanged except that the Alive Warrants shall be exercisable for Alive Shares; and

(iv) one Alive Compensation Option for every one Newco Compensation Option outstanding on the Effective Date with the same terms as the Newco Compensation Option being exchanged except that the Alive Compensation Options shall be exercisable for Alive Shares and Alive Warrants.

Following completion of the Amalgamation described in the Amalgamation Agreement, Amalco will be a wholly owned subsidiary of the Resulting Issuer.

The Amalgamation is subject to final approval by the Exchange.

Concurrent Transactions:

On December 8, 2003, Newco closed the Newco Private Placement, pursuant to which 6,000,000 Newco Class A Special Shares, 6,000,000 Newco Warrants and Subscription Receipts entitling the holders to acquire without payment of additional consideration, 14,000,000 Newco Class A Special Shares and 14,000,000 Newco Warrants, were issued. Of the gross proceeds raised, $1,500,000 was released to Newco on closing and $3,500,000 was placed in escrow pursuant to an escrow agreement dated December 8, 2003 among Standard Securities Capital Corporation, McFarlane Gordon Inc. and Newco. There are a number of conditions required to be satisfied in order to release the escrowed proceeds including the completion of the Amalgamation, the approval of the Novaking Acquisition and the receipt of all required shareholder and regulatory approvals therefor. If the conditions necessary to satisfy the release of the escrow are not fully ~~saitsified~~satisfied or ~~warived~~waived by March 15, 2004, the escrowed proceeds are to be returned forthwith to the holders of the Subscription Receipts. In addition, the Newco Compensation Options were issued to the Agents in connection with this offering. The Newco Class A Special Shares Newco Warrants and Newco Compensation Options- issued under the Newco Private Placement and outstanding immediately prior to the Amalgamation will be exchanged pursuant to the Amalgamation into Alive Shares ~~and~~, Alive Warrants and Alive Compensation Options on the same ratios of exchange as described above.

It is anticipated that Alive will be continued into the Yukon Territory following completion of the Amalgamation.

Interests of Insiders:

No Insider, promoter or Control Person of Alive currently has an interest in Newco. Following completion of the Amalgamation and Newco Private Placement, the Alive Shares held by directors and officers of the Resulting Issuer will be as follows:

Name	Number of Alive Shares to be Owned Directly or Indirectly on a Non-Diluted Basis[1]
Norman Brewster Proposed Director and President of the Resulting Issuer	40,150,471 (42.77%)[2]
Peter Miller Proposed Director and Vice-President of the Resulting Issuer	40,000,000 (42.60%)[2]
Peter Gleeson Proposed Director of the Resulting Issuer	40,000,000 (42.60%)[2]
Maurice Stekel Proposed Director of the Resulting Issuer	Nil
John A. Cerenzia Proposed Director of the Resulting Issuer	Nil

Notes:

(1) Assumes completion of the of the Novaking Acquisition and the Newco Private Placement for aggregate proceeds of $5,000,000.

(2) Mr. Brewster, Mr. Miller and Mr. Gleeson are officers and directors of PGM Ventures Corporation which is the registered and beneficial owner of 40,000,000 Newco Shares.

In conjunction with the completion of the Amalgamation, various directors and officers of the Resulting Issuer have been granted an aggregate of 1,350,000 stock options with an exercise price of $0.15 per share.

Selected Pro Forma Consolidated Financial Information of the Resulting Issuer as at December 31, 2003

Current Assets	$3,625,384*
Current Liabilities	$931,999*
Long Term Liabilities	$Nil*

For further information, please see the Pro Forma Financial Statements attached as Schedule 4 to this Circular.

It is contemplated that upon completion of the Amalgamation and the Newco Private Placement, the Resulting Issuer will carry on the development of the business of Newco and Novaking. Newco holds the interest in the Joint Venture Agreement relating to a series of mineral properties located in Papua New Guinea (the "Simberi Mining Project"). Pursuant to the Assignment Agreement, Newco acquired all of PGM's right, title and interest in and to the Joint Venture Agreement. In addition, under the assignment and direction agreement, PGM assigned to Newco its right to receive the amount of $542,481.06 from Alive, which had been owing to PGM by Alive in connection with its obligations related to the Simberi Acquisition Agreement. Newco issued a promissory note dated December 5, 2003, in the principal amount of $542,481.06 to PGM, which note is payable within 90 days of demand for payment. The Simberi Mining Project currently consists will initially consist of nine surface oxide gold deposits in close proximity to each other. Novaking through its wholly-owned subsidiary, Renaissance, is the beneficial owner of three mineral exploration properties located in Western Australia: (i) the Zanthus project which comprises one exploration licence within which previous exploration has been successful in identifying a substantial deposit of lignite; (ii) the Tarrawarra project which comprises two non-contiguous exploration licences which are considered prospective to host epithermal silver, Irish-style lead-zinc, SEDEX, MVT and Carlin-type mineralization; and (iii) the Mt. Elephant Project which comprises two contiguous exploration licences that are considered prospective to host gold and base metal mineralization.

Available Funds:

Upon completion of the Amalgamation and Newco Private Placement and based on the unaudited working capital of Alive as at September 30, 2003 and the audited working capital of Newco as at December 31, 2003, the Resulting Issuer will have funds of approximately $3,500,000 available. The estimated funds available that are anticipated to be allocated for Novaking exploration work ($700650,000), Newco exploration and development work ($1,900750,000) and general administration ($400,000). Additional amounts have been allocated for costs required to complete the Amalgamation and related matters and the Newco Private Placement ($200,000) and for unallocated working capital ($300,000). There may be circumstances where for sound business reasons, a reallocation of funds may be necessary in order for the Resulting Issuer to achieve its stated business objectives. The Resulting Issuer's working capital available to fund ongoing operations should be sufficient to meet its

administration costs for 12 months. See "Part VI - Information Regarding Post Amalgamation Structure" in this Circular.

Market, Trading Price:

The Alive Shares were quoted for trading on The Canadian Dealing Network Inc. ("CDN") under the symbol "ALIV". CDN was transferred to the ~~Canadian~~ TSXV~~enture Exchange ("CDNX")~~ and, effective October 23, 2000, the Alive Shares were listed and posted for trading on Tier 3 of TSX-V under the symbol "YAI.T". Trading in Alive Shares on the Exchange was suspended on January 6, 2003. The last market price at which a trade in Alive Shares was executed was $0.06 on a volume of 61,000 Alive Shares on January 6, 2003. The last high and the last low was $0.06. The last day in which the Alive Shares were available for trading on the Exchange was January 6, 2003. On August 18, 2003 the Alive Shares were listed on a separate board of the Exchange called NEX under the symbol "AII.H", which provides a new trading forum for listed companies that have fallen below the Exchange's listing standards. No trades have occurred in the Alive Shares since the listing on NEX.

Sponsor:

Kingsdale Capital Western Canada Ltd. of Vancouver~~,~~ has agreed to act as Alive's sponsor in connection with the Amalgamation and as required by the rules of the Exchange.

Risk Factors:

The Amalgamation must be considered highly speculative due to the nature of Newco's and Novaking's businesses, Newco's and Novaking's respective stages of development and current financial positions. There are a number of risks inherent to the mineral exploration and development industry including environmental matters, the volatility of metal prices, competition, permits, licenses and approvals exploration matters and issues as to title. The completion of the Amalgamation is subject to the approval of the Exchange and Alive shareholders and Newco Common Shareholders and Newco Class A Special Shareholders; there is no assurance that the Amalgamation will close even if these approvals are obtained. The Resulting Issuer's capital resources or future revenues may be insufficient to fund operations, and additional financings may be required. The Resulting Issuer may not be able to secure such additional financings on terms acceptable to the Resulting Issuer or at all. The success of the Resulting Issuer will be dependent on the efforts and abilities of the senior management team and the ability to attract and retain skilled management. As a result of these risk factors and others described in this Circular, the ownership of Newco Shares and Newco Class A Shares, and subsequently, shares of the Resulting Issuer is suitable only for investors who are willing to rely on the management of the Resulting Issuer and who can afford to lose their entire investment. See "Risk Factors" in "Part V - Information Regarding Newco Inc." and "Risk Factors" in Part VI - Information Regarding Novaking" in this Circular.

Canadian Federal Income Tax Considerations:

Holders of Newco Securities, whether resident in Canada or not, will generally not realize any taxable gain or loss on the Amalgamation. See "Canadian Federal Income Tax Considerations" in the Circular.

THE TSX VENTURE EXCHANGE HAS NOT IN ANY WAY PASSED UPON THE MERITS OF THE TRANSACTION DESCRIBED HEREIN, AND ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

JOINT MANAGEMENT PROXY AND INFORMATION CIRCULAR

FOR THE

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF ALIVE INTERNATIONAL INC. AND COMMON SHAREHOLDERS AND CLASS A SPECIAL SHAREHOLDERS OF 2034879 ONTARIO LIMITED

ALL TO BE HELD ON MARCH 10, 2004

No person has been authorized to give any information or to make any representation with respect to the matters to be considered at the Meetings other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized. This Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or proxy solicitation.

NOTE: Security holders who do not hold their Alive Shares, Newco Shares or Newco Class A Special Shares, as applicable, in their own name, as registered securityholders, should read "Advice to Beneficial Securityholders" below for an explanation of their rights.

PART I

GENERAL PROXY INFORMATION FOR ALIVE

Solicitation Of Proxies

THIS MANAGEMENT PROXY AND INFORMATION CIRCULAR IS PROVIDED IN CONNECTION WITH THE SOLICITATION BY MANAGEMENT OF ALIVE INTERNATIONAL INC. of proxies, from the holders of Alive Shares in respect of the annual general and special meeting of shareholders of Alive to be held on March 10, 2004, at 10:00 a.m. (Toronto time), or any adjournment thereof, at The ~~Board of Trade of Metropolitan Toronto~~Fairmont Royal York Hotel, ~~First Canadian Place~~Quebec Room, ~~77 Adelaide~~ 100 Front Street West, Toronto, Ontario ~~M5X 1C1~~M5J 1E3, or at any adjournment thereof for the purposes set out in the accompanying Notice of Meeting.

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or personal interview by regular employees of Alive, who will not be specifically remunerated. In accordance with National Instrument 54-101 – Proxy Solicitation, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Alive Shares held of record by such persons and Alive will reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs of any such solicitation will be borne by Alive.

Appointment And Revocation Of Proxies

The persons named (the "Alive Management Designees") in the enclosed instrument of proxy ("Alive Instrument of Proxy") have been selected by the management of Alive and have indicated their willingness to represent as proxy the shareholder who appoints them. A shareholder has the right to designate a person (whom need not be a shareholder) other than the Alive Management Designees to represent him or her at the Alive Meeting. Such right may be exercised by inserting in the space provided for that purpose on the Alive Instrument of Proxy the name of the person to be designated and by deleting therefrom the names of the Alive Management Designees, or by completing another proper form of proxy and delivering the same to the transfer agent of Alive. Such shareholder should notify the nominee of the appointment, obtain the nominee's consent to act as proxy and should provide instructions on how the shareholder's shares are to be voted. The nominee should bring personal identification with him to the Alive Meeting. In any case, the form of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached, where an attorney executed the proxy form. In addition, a proxy may be revoked by a shareholder personally attending ~~at~~ the Alive Meeting and voting his shares.

A form of proxy will not be valid for the Alive Meeting or any adjournment thereof unless it is completed and delivered to Alive's transfer agent, Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 4C3, at least 48 hours, excluding Saturdays, Sundays and holidays, before the Alive Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Alive Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

A shareholder who has given a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy. In addition to revocation in any other manner permitted by law, a proxy may be revoked by depositing an instrument in writing executed by the shareholder or by his authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, either at the registered office of Alive or with Equity Transfer Services Inc., at any time up to and including the last business day (as required by the OBCA) preceding the date of the Alive Meeting, or any adjournment thereof at which the proxy is to be used, or by depositing the instrument in writing with the Chairman of such Alive Meeting on the day of the Alive Meeting, or any adjournment thereof. In addition, a proxy may be revoked by the shareholder personally attending the Alive Meeting and voting his shares.

Advice To Beneficial Shareholders

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Alive Shares in their own name. Shareholders who hold their Alive Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Alive Shares in their own name (referred to in this Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders who appear on the records maintained by Alive's registrar and transfer agent as registered holders of Alive Shares will be recognized and acted upon at the Alive Meeting. If Alive Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Alive Shares will, in all likelihood, *not* be registered in the shareholder's name. Such Alive Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Alive Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Alive Meeting.**

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Alive Shares are voted at the Alive Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the Instrument of Proxy provided directly to registered shareholders by Alive. However, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP") in Canada. ADP typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to ADP, or otherwise communicate voting instructions to ADP (by way of the Internet or telephone, for example). ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Alive Meeting. **A Beneficial Shareholder who receives an ADP voting instruction form cannot use that form to vote Alive Shares directly at the Meeting. The voting instruction forms must be returned to ADP (or instructions respecting the voting of Alive Shares must otherwise be communicated to ADP) well in advance of the Meeting in order to have the Alive Shares voted. If you have any questions**

respecting the voting of Alive Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Alive Meeting for the purposes of voting Alive Shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Alive Shares in that capacity. **Beneficial Shareholders who wish to attend the Alive Meeting and indirectly vote their Alive Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.**

All references to shareholders in this Circular and the accompanying Instrument of Proxy and Notice of Meeting are to registered shareholders of Alive unless specifically stated otherwise.

Voting Of Proxies

Each shareholder may instruct his or her proxy how to vote his or her shares by completing the blanks on the Alive Instrument of Proxy. All Alive Shares represented at the Alive Meeting by a properly executed Alive Instrument of Proxy will be voted (including the voting on any ballot), and where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the Alive Shares represented by the proxy will be voted in accordance with such specification. **In the absence of any such specification, the Alive Management Designees, if named as proxy, will vote in favour of the matters set out therein.**

The enclosed Alive Instrument of Proxy confers discretionary authority upon the Alive Management Designees, or other person named as proxy, with respect to amendments to or variations of matters identified in the Notices of Meeting and any other matters, which may properly come before the Alive Meeting. As of the date hereof, management of Alive are not aware of any amendments to, variations of or other matters, which may come before the Alive Meeting. In the event that other matters come before the Alive Meeting, then the Alive Management Designees intend to vote in accordance with the judgment of the management.

Voting Shares

Alive is authorized to issue an unlimited number of Alive Shares and an unlimited number of preferred shares. As at the Effective Date, Alive had 15,881,831 Alive Shares issued and outstanding and no preferred shares issued and outstanding. There are no other shares outstanding of any class. Such Alive Shares are the only shares entitled to be voted at the Alive Meeting and holders of such shares are entitled to one vote for each share held.

The bylaws of Alive provide that quorum for the transaction of business at any meeting of shareholders shall be two shareholders present or represented by proxy

Alive's transfer agent will prepare a list of shareholders of record at the close of business on the Alive Record Date of February 6*, 2004. A holder of Alive Shares named on such lists will be entitled to vote such Alive Shares then registered in such holder's name at the Alive Meeting, except to the extent that the holder transfers his or her shares after the close of business on the relevant record date and, in such event,

the transferee of such shares shall be entitled to vote the transferred shares at the Alive Meeting provided that he or she produces properly endorsed share certificates representing the transferred shares to the Secretary or transfer agent of Alive or otherwise establishes his or her ownership of the transferred shares at least 10 days prior to the Alive Meeting.

PART II
GENERAL PROXY INFORMATION FOR NEWCO

Solicitation Of Proxies

THIS MANAGEMENT PROXY AND INFORMATION CIRCULAR IS PROVIDED IN CONNECTION WITH THE SOLICITATION BY MANAGEMENT OF 2034879 ONTARIO LIMITED~~,~~ of proxies, from the holders of Newco Shares and Newco Class A Special Shares in respect of the annual general and special meeting of Newco Shareholders and Newco Class A Special Shareholders to be held on March 10, 2004 at 11:00 a.m. (Toronto time), or any adjournment thereof, at The ~~Board of Trade~~Fairmont Royal York Hotel ~~of Metropolitan Toronto~~, ~~First Canadian Place~~Quebec Room, ~~77 Adelaide~~ 100 Front Street West, Toronto, Ontario ~~M5X 1C1~~M5J 1E3, or at any adjournment thereof for the purposes set out in the accompanying Notice of Newco Meeting.

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or personal interview by regular employees of Newco, at a nominal cost. Arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Newco Shares and Newco Class A Special Shares held of record by such persons and Newco may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs of any such solicitation will be borne by Newco.

Appointment And Revocation Of Proxies

The persons named (the "Newco Management Designees") in the enclosed instrument of proxy ("Newco Instrument of Proxy") have been selected by the directors of Newco and have indicated their willingness to represent as proxy the shareholder who appoints them. A Newco Shareholder or Newco Class A Special Shareholder has the right to designate a person (whom need not be a Newco Shareholder or Newco Special Warrant holder) other than the Newco Management Designees to represent him or her at the Newco Meeting. Such right may be exercised by inserting in the space provided for that purpose on the Newco Instrument of Proxy the name of the person to be designated and by deleting therefrom the names of the Newco Management Designees, or by completing another proper form of proxy and delivering the same to the transfer agent of Newco. Such Newco Shareholder or Newco Class A Special Shareholder should notify the nominee of the appointment, obtain the nominee's consent to act as proxy and should provide instructions on how the holder's Newco Shares or Newco Class A Special Shareholder's shares are to be voted. The nominee should bring personal identification with him to the Newco Meeting. In any case, the form of proxy should be dated and executed by the shareholder or Newco Class A Special shareholder or an attorney authorized in writing, with proof of such authorization attached, where an attorney executed the proxy form. In addition, a proxy may be revoked by a shareholder or a Newco Class A Special shareholder personally attending at the Newco Meeting and voting his shares. A form of proxy will not be valid for the Newco Meeting or any adjournment thereof unless it is completed and delivered to Newco at least 48 hours, excluding Saturdays, Sundays and holidays, before the Newco Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Newco Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

A Newco Shareholder or Newco Class A Special Shareholder who has given a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy. In addition to revocation in any other manner permitted by law, a proxy may be revoked by depositing an instrument in writing executed by the shareholder or by his authorized attorney in writing, or, if the Newco Shareholder or Newco Class aA Special Share holder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, either at the registered office of Newco, at any time up to and including the last Business Day preceding the date of the Newco Meeting, or any adjournment thereof at which the proxy is to be used, or by depositing the instrument in writing with the Chairman of such Newco Meeting on the day of the Newco Meeting, or any adjournment thereof. In addition, a proxy may be revoked by the Newco Shareholder or Newco Class A Special Shareholder personally attending the Newco Meeting and voting his shares.

Advice To Beneficial Shareholders

The information set forth in this section will be of significant importance to Newco Shareholders and many Newco Class A Special Shareholders, as a substantial number of Newco Class A Special Shareholders do not hold Newco Class A Special Shares in their own name. Newco Shareholders or Class A Special Shareholders who hold their Newco Shares or Newco Class A Special Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Newco Shares or Newco Class A Special Shares in their own name (referred to in this Circular as "Beneficial Securityholders") should note that only proxies deposited by Newco Shareholders and Newco Class A Special Shareholders who appear on the records maintained by Newco as registered holders of Newco Shares or Newco Class A Special Shares will be recognized and acted upon at the Newco Meeting. If Newco Shares or Newco Class A Special Shares are listed in an account statement provided to a Beneficial Securityholder by a broker, those Newco Shares or Newco Class A Special Shares will, in all likelihood, *not* be registered in the Newco sShareholder's or Newco ~~Special Warrant~~ Class A Special Shareholder's name. Such Newco Shares and Newco Class A Special Shares will more likely be registered under the name of the Newco Shareholder's or Newco Class A Special Shareholder's broker or an agent of that broker. Newco Shares or Newco Class A Special Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted (for or against resolutions) at the direction of the Beneficial Securityholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Newco Shares or Newco ~~Special Warrants~~ Class A Special Shares for the broker's clients. **Therefore, each Beneficial Securityholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Newco Meeting.**

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Securityholders in advance of shareholders'' meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Securityholders in order to ensure that their Newco Shares- or Newco Class A Special Shares are voted at the Newco Meeting.

Although a Beneficial Securityholder may not be recognized directly at the Newco Meeting for the purposes of voting Newco Shares or Newco Class A Special Shares registered in the name of his broker, a Beneficial Securityholder may attend the Newco Meeting as proxyholder for the registered shareholder or Newco Class A Special Shareholder and vote the Newco Shares or Newco Class A Special Shares in that capacity. **Beneficial Securityholders who wish to attend the Newco Meeting and indirectly vote their Newco Shares or Newco Class A Special Shares as proxyholder for the registered holder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.**

All references to Newco Shareholders and Newco Class A Special Shareholders in this Circular and the accompanying Instrument of Proxy and Notice of Meeting are to registered Newco Shareholders and Newco Class A Special Shareholders of Newco unless specifically stated otherwise.

Voting Of Proxies

Each Newco Shareholder and Newco Class A Special Shareholder may instruct his or her proxy how to vote his or her Newco Shares or Newco Class A Special Shares by completing the blanks on the Instrument of Proxy provided by Newco. All Newco Shares and Newco Class A Special Shares represented at the Newco Meeting by a properly executed Newco Instrument of Proxy will be voted (including the voting on any ballot), and where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the Newco Shares and Newco Class A Special Shares represented by the proxy will be voted in accordance with such specification. **In the absence of any such specification, the Newco Management Designees, if named as proxy, will vote in favour of the matters set out therein.**

The enclosed Newco Instrument of Proxy confers discretionary authority upon the Newco Management Designees, or other person named as proxy, with respect to amendments to or variations of matters identified in the Notices of Meeting and any other matters, which may properly come before the Newco Meeting. As of the date hereof, management of Newco are not aware of any amendments to, variations of or other matters, which may come before the Newco Meeting. In the event that other matters come before the Newco Meeting, then the Newco Management Designees intend to vote in accordance with the judgment of the management.

Voting Newco Shares and ~~Special Warrants~~Newco Class A Special Shares

Newco is authorized to issue an unlimited number of Newco Shares, an unlimited number of Class A Special Shares and an unlimited number of preferred shares. As at the Effective Date of this Circular, Newco has 40,000,000 Newco Shares and 6,000,000 Newco Class A Special Shares issued and outstanding. There are no other shares outstanding, of any class. Such Newco Shares and Newco Class A Special Shares are the only securities entitled to be voted at the Newco Meeting and holders of such Newco ~~s~~Shares or ~~special warrants~~ Newco Class A Special Shares are entitled to one vote for each share held.

The bylaws of Newco provide that quorum for the transaction of business at any meeting of shareholders shall be two shareholders present or represented by proxy.

Newco will prepare a list of Newco Shareholders and Newco Class A Special Shareholders of record at the close of business on the Newco's Record Date of February ~~*~~6, 2004. A holder of Newco Shares or Newco Class A Special Shares named on such lists will be entitled to vote such Newco Shares or Newco Class A Special Shares then registered in such holder's name at the Newco Meeting, except to the extent that the holder transfers his or her Newco Shares or Newco Class A Special Shares after the close of business on the relevant record date and, in such event, the transferee of such Newco Shares or Newco Class A Special Shares shall be entitled to vote the transferred Newco Shares or transferred Newco Class A Special Shares at the Newco Meeting provided that he or she produces properly endorsed certificates representing the transferred securities to the Secretary of Newco or otherwise establishes their ownership of the transferred securities at least 10 days prior to the Newco Meeting.

PART III
AMALGAMATION BETWEEN ALIVE, NEWCO AND PPR

Introduction

Alive is an inactive company, which previously carried on business in the development and marketing of nutritional, antioxidant, weight management and natural skin care products that were sold directly to customers and distributors throughout the United States and Canada. In 2001, Alive sold its entire operating business. For further information on Alive, please see Part IV of this Circular.

In August 2002, the Company retained Tory, Ryan & Co. Inc. ("TR") to search for, on Alive's behalf, possible acquisition and/or merger candidates. Pursuant to a finder's fee agreement with TR dated December 20, 2002, the Company agreed to pay to TR a finder's fee (the "Finder's Fee"). The Finder's Fee in connection with the ~~Simberi Acquisition~~Amalgamation is to be paid by the issuance of 2,000,000 Alive Shares, which is equal to 5% of the number of Shares to be issued by Alive to PGM in connection with the Amalgamation. Representatives of TR were responsible for introducing PGM to Alive and with respect to advising as to the structure of the Amalgamation. Mr. Lorne Albaum, an officer and director of TR, acts as counsel for Alive.

In late August 2002, representatives of Alive met with Mr. Norman Brewster, an officer and director of PGM, who explained the details relating to a gold exploration and development property in Papua New Guinea. While no formal agreements had been entered into by PGM at this time, Mr. Brewster indicated that this property could be an interesting situation for Alive. At that time, it was agreed that the two companies would stay in contact in order to keep abreast of developments.

On September 20, 2002, PGM executed a letter agreement with Nord Pacific Limited, which granted an option to PGM to acquire certain mining interests in Papua New Guinea. Under the terms of that letter agreement, PGM became obligated to make certain option payments in order to earn an interest in the mining lease. Pursuant to the letter agreement, PGM exercised its option and acquired a 25% interest in the Mining Lease with the right to increase that interest to 85% by funding mining costs to a maximum of $1,500,000 and subsequent expenditures to which an equal proportion is not contributed by PGM's joint venture partner, Nord Pacific Limited, PGM shall earn an additional 0.01% participating interest in respect of each $2,000 of mining costs in excess of $1,500,000 incurred up to a maximum 85% interest. On November 29, 2002, PGM entered into the Joint Venture Agreement pursuant to which the parties thereto agreed to form an unincorporated joint venture for the Simberi ~~Mining Project~~Property.

In December 2002, PGM again met with representatives of Alive and updated Alive on the developments relating to the Simberi ~~Mining Project~~Property. Alive and PGM then entered into negotiations relating to a transaction whereby Alive would acquire PGM's interest in the Joint Venture Agreement. On December 20, 2002, Alive- submitted a non-binding letter of intent ~~which~~ that was duly signed by PGM.

On March 13, 2003, the Company and PGM signed a letter formalizing the earlier letter of intent, providing for the acquisition of PGM's interest in the Joint Venture Agreement, subject to shareholder approval and the requirements of the TSX Venture.

On December 5, 2003, pursuant to the Assignment Agreement, PGM transferred its entire interest in the Joint Venture Agreement to its wholly-owned subsidiary, Newco, for consideration of ~~40,000,000~~39,999,999 Newco Shares. On December 8, 2003, Newco closed the Newco Private Placement, pursuant to which 6,000,000 Newco Class A Special Shares 6,000,000 Newco Warrants and Subscription Receipts entitling the holders to acquire without payment of additional consideration,

14,000,000 Newco Class A Special Shares and 14,000,000 Newco Warrants, were issued. Of the gross proceeds raised, $1,500,000 was released to Newco on closing and $3,500,000 was placed in escrow pursuant to an escrow agreement dated December 8, 2003 among Standard Securities Capital Corporation, McFarlane Gordon Inc. and Newco. There are a number of conditions required to be satisfied in order to release the escrowed proceeds including the completion of the Amalgamation, the approval of the Novaking Acquisition and the receipt of all required shareholder and regulatory approvals therefor. In addition, the Newco Compensation Options were issued to the Agents in connection with this offering. For further information on Newco, please see Part V of this Circular.

Newco, Alive and PPR have entered into the Amalgamation Agreement dated Febr~~Jan~~uary ~~*~~6, 2004, which supersedes the Simberi Acquisition Agreement. Under the terms of the Amalgamation Agreement, Newco and PPR shall combine by way of the Amalgamation and continue as Amalco. The Amalgamation will be completed, in accordance with the Exchange's Policy 5.2, as a reverse takeover of Alive. Pursuant to the Amalgamation, the Newco Securities will be exchanged for Alive Amalgamation Securities on a one-to-one ratio.

PPR is a wholly owned subsidiary of Alive incorporated on January 2, 2004, pursuant to the provisions of the OBCA, for the sole purpose of completing the Amalgamation described in the Amalgamation Agreement.

Newco is a non-reporting issuer incorporated in 2002 under the laws of Ontario, having a head office in Toronto, Ontario. Newco holds the interest in the Joint Venture Agreement relating to a series of mineral properties located in Papua New Guinea (the "Simberi Mining Project"). The Simberi Mining Project currently consists of nine surface oxide gold deposits in close proximity to each other.

Newco currently has 40,000,000 Newco Shares and ~~20~~6,000,000 Newco Class A Special Shares, 6,000,000 Newco Warrants and Subscription Receipts entitling the holders to acquire without -payment of additional consideration 14,000,000 Newco Class A Shares and 14,000,000 Newco Warrants outstanding, as well as 20,000,000 Newco Class A Special Shares reserved for the exercise of Newco Warrants issuable upon the exercise of Newco Special Warrants and ~~1~~4,000,000 Newco Class A Special Shares reserved for the exercise of outstanding Newco Compensation Options.

Based on the audited financial statements of Newco as at December 31, 2003, Newco had total assets of $~~*~~5,644,935 and total liabilities of $~~*~~878,904. Since its inception, Newco has incurred operating losses due to its obligations under the Joint Venture Agreement and start up of operations, and as at December 31, 2003, had working capital of $~~*~~377,260 and shareholders' equity of $4,766,031~~*~~.

The Amalgamation was negotiated at arm's length between the parties and, as at the date hereof, no directors or officers of Alive hold any position with Newco or own securities of Newco. The controlling shareholder of Newco is PGM holding 40,000,000 Newco Shares. Mr. Norman Brewster a director of Newco is a resident of Ontario; Mr. Brewster is also an officer and director of PGM. PGM's shareholdings represent 100% of the issued and outstanding Newco Shares as at the date of this Circular. The Newco Class A Special Shares are held by approximately 76 minority security holders; none of the Class A Special Shares are held by PGM.

Summary of the Amalgamation and Related Transactions

Shareholders of Alive will be asked to approve the acquisition of Newco as a "reverse takeover" of Alive. Shareholders and Newco Class A Special Shareholders of Newco will be asked to approve the Amalgamation pursuant to the provisions of the OBCA.

Newco, Alive and PPR have entered into the Amalgamation Agreement, which supersedes the Simberi Acquisition Agreement. Under the terms of the Amalgamation Agreement, Newco and PPR shall combine by way of an amalgamation and continue as Amalco. The Amalgamation will be completed in accordance with the Exchange's Policy 5.2 as a reverse takeover of Alive.

PPR is a wholly owned subsidiary of Alive created for the sole purpose of the Amalgamation under the Amalgamation Agreement. Pursuant to the Amalgamation, all of the outstanding Newco Securities will be exchanged for corresponding Alive Securities on a one for one basis, at a deemed price of $0.20 per share, and as more particularly described in the Amalgamation Agreement attached hereto as Schedule 1. Specifically, the Resulting Issuer will issue:

(i) one Alive Share for every one Newco Share outstanding on the Effective Date;

(ii) one Alive Share for every one Newco Class A Special Share outstanding on the Effective Date;

(iii) one Alive Warrant for every one Newco Warrant outstanding on the Effective Date with the same terms as the Newco Warrant being exchanged except that the Alive Warrant shall be exercisable for Alive Shares; and

(ii) one Alive Compensation Option for every one Newco Compensation Option outstanding on the Effective Date with the same terms as the Newco Compensation Option being exchanged except that the Alive Compensation Option shall be exercisable for Alive Shares and Alive Warrants.

Subject to all necessary approvals, it is also anticipated that immediately prior to the Amalgamation Alive will complete the Novaking Acquisition and will change its name to "Simberi Gold Corporation".

Subject to all necessary approvals it is also anticipated that Alive will be continued into the Yukon Territory following the Amalgamation. See "Continuance" herein.

Assuming the Amalgamation and the Novaking Acquisition, the following table shows the fully diluted share capital of Alive:

Holder **Shares issued and outstanding**	**Number of New Shares**	**% of the Total of New Shares Issued**	**% on a Fully Diluted Basis**
Former shareholders of the Corporation	7,548,110	8.0 %	6.2%
Shareholders pursuant to Private Placement	8,333,721	8.9 %	6.9%
Former holder of Newco Shares (i.e. PGM Ventures Corporation)	40,000,000	42.6%	32.9%
Former holders of Class A Special Shares of Newco	260,000,000	21.3%	16.5%
Former holders of Subscription Receipts	14,000,000		
Former shareholders of Novaking	16,000,000	17.0%	13.2%
Finders Fee to Tory, Ryan & Co. Inc.	2,000,000	2.1%	1.6%
TOTAL ISSUED AND OUTSTANDING ISSUABLE	93,881,831	100 %	77.3%
Conversion of Special Warrants[1]	500,000		0.4%
Exercise of Warrants	20,000,000		16.5%
Exercise of Alive Compensation Options	4,000,000		3.3%
Exercise of options granted pursuant to stock option plan	3,055,000		2.5%
TOTAL RESERVED	27,555,000		22.7 %

GRAND TOTAL	121,436,831	100 %

Notes:

(1) These Special Warrants were issued on August 2, 2000 in connection with the acquisition of certain assets from Unique Solutions Inc.

The above calculations are estimates only and there are no assurances given whatsoever that the actual number of Alive Securities will be exactly as described above. For a more completeded table of the Resulting Issuer's fully diluted share capital please see "Fully Diluted Share Capital Table" in Part VII of this Circular.

Concurrent with the closing of the Amalgamation, the Novaking Acquisition and the amendment of the Stock Option Plan by shareholders of Alive, the Resulting Issuer will have granted up to 3,055,000 stock options to directors, officers, employees and consultants of the Resulting Issuer. These stock options will be exercisable at $0.15 per share at any time on or before June 30, 2008. See "Matters to be aActed uUpon at the Alive Meeting – Amendment of Stock Option Plan" herein.

Based on the above terms of the Amalgamation and related transactions, the order of the required events leading up to the Amalgamation are as follows:

(a) The Newco Meeting and the Alive Meeting will be held on March 10-, 2004, subject to any adjournment thereof. Assuming the Newco Shareholders, Newco Class A Special Shareholders and the Alive Shareholders approve the transactions described herein, as applicable, the remaining events listed below will occur.

(b) The Amalgamation would close upon receipt of regulatory and security holders approval and satisfaction or waiver of all conditions precedent and Articles of Amalgamation will be filed pursuant to the OBCA to create Amalco.

(c) ~~(c)~~ The Novaking Shares will be exchanged for Alive Shares. See "Matters to be acted upon at the Alive Meeting – Novaking Acquisition" herein.

(d) ~~(d)~~ The escrowed portion of the proceeds of the Newco Private Placement will be released to Newco.

(e) Following completion of (a) to (d) above, certificates representing the Newco Securities will be exchanged for certificates representing the corresponding Alive Securities. It is anticipated that the exchange of Newco Shares, Newco Class A Special Shares and Newco Warrants issued pursuant to the Private Placement for corresponding securities of the Resulting Issuer will occur concurrent with the closing of the Amalgamation. Holders of Newco Securities issued prior to the Private Placement will be encouraged to tender their Newco Securities at the closing of the Amalgamation to arrange for an efficient exchange of securities.

(f) Registered holders of Newco Shares, Newco Class A Special Shares and Newco Warrants will be sent a letter of transmittal in order to facilitate the exchange of same for Alive Shares and Alive Warrants, as applicable.

It is anticipated that Alive will be continued into the Yukon Territory as a corporation pursuant to the YBCA following the Amalgamation. See "Continuance" herein.

Detailed information regarding the business of Newco is contained in Part V of this Circular. The information contained in Part V has been provided to Alive by Newco and Alive has relied upon the representations of Newco in preparing same. There are risks associated with the business of Newco and the Amalgamation and specific reference is made to the information under the heading "Risk Factors" in Part V of this Circular.

Detailed information regarding Alive and its business is contained in Part IV of this Circular. The information contained herein in relation to Alive has been provided by Alive and Newco has relied upon the representations of Alive regarding its business and affairs as set out herein.

Audited financial statements for Alive for the years ended December 31, 2002 and 2001 as well as the unaudited interim statements for the period ended September 30, 2003 are attached hereto as Schedule 2. Audited financial statements for Newco for the year ended December 31, 2003, are attached hereto as Schedule 3.

Conditions of the Amalgamation

~~Among other things,~~ Tthe closing of the Amalgamation is subject to, among other things:

(a) completion by Alive of a due diligence inspection to the satisfaction of Alive's management, including the nature and value of Newco's assets, the nature and extent of Newco's obligations and satisfactory review by both parties of the tax and securities implications of the Amalgamation;

(b) completion by Newco of a due diligence inspection to the satisfaction of Newco's management, including the nature and value of Alive''s assets, the nature and extent of Alive's obligations and satisfactory review by both parties of the tax and securities implications of the Amalgamation;

(c) Newco and the Newco Shareholders and Newco Class A Special Shareholders taking all proper steps, actions and corporate proceedings required in order to complete ~~of~~ the Amalgamation;

(d) Alive and the Alive Shareholders taking all proper steps, actions and corporate proceedings required in order to complete the Amalgamation;

(e) Alive and Newco obtaining all required directors', shareholders', regulatory and third party consents and approvals, including, but not limited to the approval of the Exchange and the relevant securities commissions;

(f) receipt by Alive of conditional approval from the Exchange indicating that the Alive Shares and Alive Warrants will be listed and posted for trading on Tier 2 or Tier 1 of the Exchange;

(g) the issuance of no further Newco Shares or rights or options to purchase Newco ~~Shares~~ Securities other than the Newco Units to be issued pursuant to the Subscription Receipts for which subscription funds are now held in escrow;

(h) there being no order or decree restraining or enjoining the consummation of the Amalgamation and no proceeding, whether of a judicial or administrative nature or

otherwise, in progress that relates to or results from the Amalgamation that may result in an order or ruling that would preclude the completion of the Amalgamation;

(i) there being no prohibition at law against the completion of the Amalgamation;

(j) none of the consents, orders, regulations or approvals contemplated herein shall contain terms or conditions require undertakings or security deemed unsatisfactory or unacceptable to Newco or Alive; and

(k) the Amalgamation Agreement not having been terminated in accordance with its provisions or otherwise.

The Amalgamation is also subject to several other conditions precedent that must be satisfied or waived by the parties before the transaction can proceed. In addition ~~to~~, the ~~aforementioned Newco Private Placement, the~~ Amalgamation is contingent upon fulfillment of standard conditions, including but not limited to, sponsorship requirements, and obtaining the requisite security holder and board approval of Alive and Newco.

SHAREHOLDER APPROVAL

Exchange Shareholder Approval

In accordance with Policy 5.2 of the Exchange, the Amalgamation will constitute a "reverse takeover" of Alive and will be subject to the approval by the majority of the minority of the shareholders of Alive. Approval by the majority of the minority of the shareholders of Alive means that the shareholder resolution approving the Amalgamation must be passed by at least 50% plus one vote of the votes cast by the "minority shareholders" of Alive. The "minority shareholders" are all shareholders of Alive other than the Non-Arm's Length Parties to the Amalgamation. Newco shareholder approval of the Amalgamation must be obtained through proxy solicitation effected in accordance with the requirements of the OBCA.

Corporate Law Shareholder Approval

In addition to Exchange shareholder approval requirements, the Amalgamation must be approved by Newco Shareholders in accordance with the OBCA and the Newco Class A Special Shareholders are entitled to vote separately as a class in respect of the Amalgamation. Pursuant to the OBCA, in order to be effective, the special resolution for the Amalgamation requires approval by not less than two-thirds of the votes cast by shareholders who vote in respect of the resolution. Further, shareholder approval of the sole shareholder of PPR, being Alive, will be required.

Pursuant to Section 185 of the OBCA, holders of Newco Shares and Newco Class A Special Shares are entitled to exercise rights of dissent in respect of the Amalgamation and to be paid fair value for their shares. Holders of Newco Shares and Newco Class A Special Shares wishing to dissent with respect to the Amalgamation must send written objection to Newco at or prior to the Newco Meeting to the registered office of Newco at 1 First Canadian Place, Suite 5600, Toronto, Ontario, M5X 1E2, Attention: President. A vote against the special resolution regarding the Amalgamation or a withholding of a vote does not constitute such a written objection. The full text of Section 185 of the OBCA, which governs dissent rights, is included in Schedule 5 attached hereto.

Regulatory Approvals and Filings

Neither Alive nor Newco are aware of material licenses or regulatory permits which might be adversely affected by the Amalgamation or of any approval or other action by any federal, provincial, state or foreign government or administrative or regulatory agency that would be required to be obtained prior to the completion of the Amalgamation, other than by TSX-V.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

Material Canadian Federal Income Tax Considerations of the Amalgamation

The following summary describes, as of the date hereof, the material Canadian federal income tax considerations under the ITA of the Amalgamation applicable to holders of Newco Shares and Newco Class A Special Shares (collectively, "Newco Equity Securities"), Newco Warrants and Newco Compensation Options (defined for the purpose of this section as, collectively, "Newco Securities") who at all relevant times and for purposes of the ITA:

(a) deal at arm's length with and are not affiliated with Newco, PPR or Alive; and

(b) hold their Newco Securities and will hold, respectively, their Alive Compensation Options, Alive Shares and Alive Warrants (defined, for the purpose of this section as, collectively, "Alive Securities") as capital property.

Newco Securities and Alive Securities will generally be considered to be capital property to the holder provided that the holder does not hold such securities in the course of carrying on a business and has not acquired such securities in a transaction or transactions considered to be an adventure in the nature of trade. This summary does not take into account the "mark-to-market rules" in the ITA that apply to "financial institutions", and holders that are "financial institutions" for the purposes of these rules should consult their own tax advisors.

~~Neither the~~ The Amalgamation ~~nor the Consolidation~~ will not result in a taxable event for an Alive Shareholder other than a Dissenting Alive Shareholder.

This summary is based on the current provisions of the ITA, the current regulations thereunder (the "Regulations") and counsel's understanding of the current published administrative and assessing practices of the CCRA. This summary also takes into account all specific proposals to amend the ITA and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (collectively, the "Proposed Amendments"). No assurance can be given that the Proposed Amendments will be enacted as tabled or announced. However, the Canadian federal income tax considerations applicable to holders with respect to their Newco Securities will not be different in a material adverse way if the Proposed Amendments are not enacted. This summary does not otherwise take into account or anticipate any changes to the law, whether by judicial, governmental or legislative ~~or~~ action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein.

THIS SUMMARY IS OF A GENERAL NATURE ONLY, AND IS NOT INTENDED TO BE, NOR SHALL IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. ACCORDINGLY, HOLDERS OF NEWCO SECURITIES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS FOR ADVICE REGARDING THE INCOME TAX

CONSEQUENCES OF THE AMALGAMATION AND THE EXERCISE OF DISSENT RIGHTS HAVING REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

HOLDERS RESIDENT IN CANADA

The following portion of this summary is applicable to holders of Newco Securities and those persons who become holders of Alive Securities as a consequence of the Amalgamation, who, for the purposes of the ITA and any applicable income tax convention, at all relevant times, are resident in Canada or are deemed to be resident in Canada, and assumes that the Newco Subscription ~~Receipts have~~Receipts have been exercised prior to the Amalgamation. Certain Canadian resident holders whose Newco Securities or Alive Securities might not otherwise qualify as capital property may make an irrevocable election in accordance with subsection 39(4) of the ITA to deem the shares and every "Canadian security" (as defined in the ITA) owned by such holders to be capital property in the taxation year of the election and in all subsequent taxation years.

Holders of Newco Securities on Amalgamation

Holders of Newco Securities (other than holders of Newco Equity Securities who dissent from the Amalgamation) will realize neither a capital gain nor a capital loss on the Amalgamation as a result of the Newco Equity Securities, Newco Compensation Options and Newco Warrants being disposed of in exchange for Alive Shares, Alive Compensation Options and Alive Warrants, respectively. The aggregate cost of the Alive Shares received by a Newco Equity Securities holder on the Amalgamation will be equal to the aggregate adjusted cost base to the Newco Equity Securities holder of the Newco Equity Securities disposed of in exchange for such Alive Shares by virtue of the Amalgamation. The holder's cost of such Alive Shares must be averaged with the adjusted cost base of any other Alive Shares held by the holder to determine the holder's adjusted cost base of such Alive Shares.

Under the current administrative and assessing practice of the CCRA, a holder of Newco Equity Securities who receives cash in an amount under Cdn.$200 in lieu of a fraction of an Alive Shares on the Amalgamation may ignore the computation of any gain or loss on the partial disposition and reduce the adjusted cost base of the Alive Shares received on the Amalgamation by the amount of such cash. Alternatively, the holder of Newco Equity Securities may include the capital gain or loss arising on the disposition of the fractional share in the computation of that holder's income.

In the event of the exchange of the Newco Compensation Options for an Alive Compensation Options, the holders thereof will realize neither a capital gain nor a capital loss on the Amalgamation provided the amount, if any, by which (i) the total value of the Alive Shares immediately after the exchange exceeds (ii) the strike price under the new option, does not exceed the amount, if any, by which (iii) the total value of the Newco Class A Shares immediately before the exchange exceeds (iv) the strike price under the Newco Compensation Option.

Dividends on Alive Shares

A holder who is an individual will be required to include the amount of any dividends received or deemed to be received on the Alive Shares in computing the holder's income. The holder will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations (as defined in the ITA).

A holder that is a corporation will be required to include in computing income the amount of any dividends on the Alive Shares received or deemed to be received by the holder, but will be entitled to deduct the amount of the dividends in computing its taxable income. A holder that is a "private corporation" or a "subject corporation" (as defined in the ITA) may be liable under Part IV of the ITA to pay a refundable tax of 33⅓~~1/3~~% of dividends received or deemed to be received on the Alive Shares to the extent that such dividends are deductible in computing the holder's taxable income. This tax will be refunded to the holder at the rate of Cdn.$1 for every Cdn.$3 of taxable dividends paid while it is a private corporation or a subject corporation.

Disposition of Alive Shares

A holder disposing of Alive Shares will realize a capital gain (or capital loss) to the extent that the proceeds of disposition thereof, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to such holder. The income tax treatment of capital gains or losses is discussed in greater detail below under the subheading "Taxation of Capital Gains and Losses".

Taxation of Capital Gains and Losses

One-half of capital gains will be included in income as taxable capital gains and one-half of capital losses will be allowable capital losses that may be deducted against taxable capital gains realized in the year of disposition. Subject to the detailed rules contained in the ITA, any unused allowable capital loss may be applied to reduce net taxable capital gains realized by the holder in the three preceding and in all subsequent taxation years. Where the holder is an individual or a trust, other than certain trusts, the realization of a capital gain may result in a liability for alternative minimum tax under the ITA.

Recognition of capital losses otherwise realized may be denied in various circumstances set out in the ITA. The amount of any capital loss realized by a corporate holder on a disposition of Newco Equity Securities or Alive Shares may be reduced by the amount of the dividends received, if any, or deemed to be received on the shares, to the extent and under the circumstances provided in the ITA. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns the shares or where a trust or partnership of which a corporation is a beneficiary or a member, respectively, is a member of a partnership or a beneficiary of a trust that owns the shares.

A holder that is a Canadian-controlled private corporation throughout the relevant taxation year may be subject to an additional refundable tax of 66 ⅔~~2/3~~% on taxable capital gains. This additional tax will be refunded to the holder at the rate of Cdn.$1 for every Cdn.$3 of taxable dividends while it is a private corporation.

HOLDERS NOT RESIDENT IN CANADA

The following portion of the summary is generally applicable to holders of Newco Securities who, for purposes of the ITA and any applicable income tax convention, have not been and will not be resident or deemed to be resident in Canada at any time while they have held the Newco Securities or will hold Alive Securities and who do not use or hold and are not deemed to use or hold the Newco Securities in carrying on a business in Canada (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

Taxation of Capital Gains and Losses

A Non-Resident Holder of Newco Securities who participates in the Amalgamation will generally be subject to the same tax consequences as a Canadian resident holder on the arrangement, as discussed above. Accordingly, a Non-Resident Holder who disposes of Newco Equity Securities in exchange for Alive Shares on the Amalgamation will generally realize neither a capital gain nor a capital loss, as discussed above under the subheading, "Holders of Newco Securities on Amalgamation".

The disposition of the Newco Securities technically results in the application of the notification and certification requirements contained in Section 116 of the ITA. However, pursuant to a long-standing CCRA policy, the Non-Resident Holder need not comply with the procedures set out in Section 116 of the ITA.

Prior to the Amalgamation the Newco Securities are taxable Canadian property of a Non-Resident Holder, since the Newco Securities are not listed on a prescribed stock exchange. As a result, the Alive Securities acquired on the Amalgamation will likewise be taxable Canadian property to Non-Resident Holders. Accordingly any gain on the disposition of the Alive Securities will be taxable in Canada unless exempted by virtue of an applicable income tax convention. The current Canada-United States Tax Treaty would exempt such gain from tax in Canada so long as the value of Alive at the time was not derived principally from real property situated in Canada.

Dividends on Alive Common Shares

Dividends paid or deemed to be paid to a Non-Resident Holder on Alive Shares will be subject to Canadian withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable income tax convention.

Under the provisions of the Canada – United States Income Tax Convention (1980), as amended (the "U.S. Treaty"), dividends paid or credited or deemed under the ITA to be paid or credited by Alive to a Non-Resident Holder who is a resident of the United States for purposes of the U.S. Treaty generally will be subject to Canadian withholding tax at the rate of 15%. This rate will be reduced to 5% if the beneficial owner of the dividend is a company that owns at least 10% of the voting stock of Alive.

DISSENTING SHAREHOLDERS

WE URGE ANY SHAREHOLDER WHO IS CONSIDERING DISSENTING TO THE AMALGAMATION TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE INCOME TAX CONSEQUENCES TO THEM OF SUCH ACTION.

VALUATION

Alive has retained Evan & Evans, Inc. ("Evans & Evans"), a firm of professional valuators, to prepare an independent valuation report (the "Valuation Report") with regard to the fair market value of Novaking Pty Ltd. and Newco's assets (the "Simberi Properties").

Evans & Evans delivered the Valuation Report to ~~the Corporation~~ Alive on October 31, 2003. The following summary is qualified in its entirety by the complete text of the Valuation Report. Shareholders may review a copy of the Valuation Report at Alive's registered office, 366 Bay Street, Suite 800, Toronto, Ontario, during normal business hours. Consideration of only selected portions could be

misleading and could create a misleading view of the process underlying the Valuation Report. Shareholders are urged to read the Valuation Report carefully in its entirety.

The Valuation Report is given as of October 31, 2003 and Evans & Evans makes no representations, conclusions, or assessments, express or implied, regarding Novaking or the Simberi Properties after that date. Evans & Evans has reserved the right to review all information and calculations included or referred to in the Valuation Report and, if it considers it necessary, to revise its views in light of any information which becomes known to it during or after the date of the Valuation Report. Evans & Evans has disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the Valuation Report which may come or be brought to Evans & Evans' attention after that date.

The Valuation Report was prepared at the request of Alive for assistance by the board in discharging its duties. It does not constitute a recommendation, express or implied, to any Shareholder as to how any such Shareholder should vote in respect of the Amalgamation or the Novaking Acquisition, or as to the suitability of the companies described therein, or their securities, as an investment. The Valuation Report is not a fairness opinion to Alive Shareholders, a tax opinion, or an assessment report, and is being disclosed to the Alive Shareholders for their information only, with the consent of Evans & Evans. The Valuation Report was intended only for the purpose given above and may not be used for any other purpose without the prior written consent of Evans & Evans.

The Valuator

Evans & Evans is a firm of professional valuators engaged in the business of preparing technical and assessment reports, business plans, business valuations and feasibility studies for submissions to various Canadian stock exchanges and securities commissions as well as for private purposes. Evans & Evans was founded in 1989 and is run by Michael A. Evans (M.B.A., C.F.A., C.B.V.) and Richard Evans (M.B.A., C.B.V.) who bring twenty-one years of combined experience to the job. Evans & Evans was selected by Alive because of its experience in preparing business valuations.

Alive has paid Evans & Evans approximately $15,000 for its services and has agreed to indemnify Evans & Evans against certain liabilities it may incur in the performance of its services. The fee paid to Evans & Evans was not contingent in whole or in part upon the conclusion reached by Evans & Evans.

Evans & Evans is, for the purposes of the Valuation Report, an independent valuator. Evans & Evans is not an insider, associate or affiliate of Alive, Novaking, Newco or PGM, or any of their respective affiliates or associates. Evans & Evans has neither provided financial advisory services nor participated in any financings involving Alive, Novaking, Newco or PGM or any of their respective affiliates or associates. There are no understandings, agreements, or commitments between Evans & Evans and Alive, Novaking, Newco or PGM, or any of their respective affiliates or associates with respect to any future business dealings. However, Evans & Evans may in the future, in the ordinary course of business, seek to perform valuation services for any one or more of them from time to time. The partners, associates and employees of Evans & Evans, as a group, own directly or indirectly, less than 1% of the outstanding Shares.

Scope of Review, Assumptions and Conditions

The Valuation Report is subject to the scope of work conducted and the assumptions made by Evans & Evans, as described in the Valuation Report and other conditions and qualifications as set out in the Valuation Report.

In preparing the Valuation Report, Evans & Evans reviewed and analyzed information regarding, the background, management, business operations and financial statements of Alive and Novaking. In addition, Evans & Evans also reviewed information on the mining industry and the Maynard Report. In connection with the Simberi Properties, Evans & Evans reviewed economic information on Papua New Guinea, the Newbury Report, the financial statements, publicly available information relating to PGM and publicly available information on Nord Pacific Limited.

Evans & Evans relied upon and assumed the accuracy and fair presentation of all financial, business and other information, data, advice, opinions or representations obtained by it from the management of Alive and their respective consultants and advisors. The Valuation Report is conditioned upon such completeness, accuracy and fair presentation.

Evans & Evans did not carry out any audit procedures or otherwise attempt to verify independently the completeness, accuracy or fair presentation of any information upon which it relied in preparing the Valuation Report. Evans & Evans has not verified the status of Alive's legal affairs and/or matters and can therefore provide no comfort or make any comments as to whether there are off-balance sheet or contingent claims, possible claims, substantial commitments, or litigation pending or threatened against Alive, Novaking, PGM and/or any of their directors and officers.

Evans & Evans also relied upon a letter of representation obtained from the officers and management of Alive and PGM in which they confirmed that all representations and warranties that they made to the authors of the Valuation Report are valid and truthful, including a general representation that they have no information or knowledge of any material facts or information not specifically noted in the Valuation Report, which, in their view, would reasonably be expected to affect the assessments expressed therein.

The Valuation Report is also subject to the following specific assumptions, limiting conditions and disclaimers:

- The joint venture between PGM and Nord Pacific Limited (the "Joint Venture") is successful in securing the US$8.0 million in equity and US$15.0 million in debt required to begin operations.
- Novaking information and all related parties and their principals have no contingent liabilities, unusual contractual arrangements, or substantial commitments, other than in the ordinary course of business, nor litigation pending or threatened, nor judgments rendered against, other than otherwise disclosed, that would affect the evaluation.
- The Joint Venture Agreement information and all related parties and their principals have no contingent liabilities, unusual contractual arrangements, or substantial commitments, other than in the ordinary course of business, nor litigation pending or threatened, nor judgments rendered against, other than otherwise disclosed that would affect the evaluation.
- No specific special purchaser(s) was/were identified that would pay an identifiable premium to purchase 100% of the issued and outstanding shares or assets ~~of the Newco and the Novaking Acquisition.~~and/or a rateable portion of the shares or assets of Newco or Novaking.
- Renaissance has no liabilities as of the Valuation Date.
- The acquisition of Renaissance by Novaking was not at arm's length and was undertaken for tax purposes.

- The Newbury Report and the Maynard Report, respectively, accurately reflect the technical and business conditions of the Joint Venture and the Australian Properties. There are no material technical and financial changes regarding the Joint Venture and the Australian Properties from the date of the Newbury Report and the Maynard Report and the Valuation Date.

- The mine life of the Joint Venture is 10 years and the Joint Venture has available to it US$17.0 million in tax loss carry forwards which can be used to reduce future income tax.

- Any legal action outstanding with regard to Nord Pacific Limited and the Simberi Properties will not result in a change of ownership o~~r~~f the Joint Venture or~~f~~ the terms of the joint venture agreement.

Novaking Valuation

It is the view of Evans & Evans that it was appropriate to value Novaking and Renaissance on a going concern basis. Although Novaking and Renaissance have yet to generate any revenues, actions taken by management indicate that profits can be expected from Renaissance in the near future and the going concern approach yields a higher value than under a liquidation value approach.

The fair market value of Novaking was determined by first valuing Renaissance on a going concern basis and then adjusting the book value of the balance sheet of Novaking to reflect the fair market value of Renaissance at the Valuation Date. Evans & Evans determined that an adjusted book value was the most appropriate method of determining the fair market value of Renaissance; relying upon the Maynard Report.

The asset approach was deemed most appropriate given the lack of cash flow and the revenue of Renaissance and the additional work that must be conducted before a supportable economic model can be developed. An adjusted book value methodology was used to determine the value related directly to the tangible and intangible assets so that the Renaissance balance sheet could be adjusted to reflect both tangible and intangible value.

The book value of Novaking was adjusted to reflect the fair market value of Renaissance and thereby Evans & Evans found that the fair market value of Novaking as at the Valuation Date was in the range of $620,000 to $830,000.

Amalgamation Valuation

It is the view of Evans & Evans that the most appropriate method in determining the range of the fair market value of the Amalgamation at the Valuation Date was an income-based approach, namely the Modified Discounted Cash Flow Approach.

A number of other valuation approaches were also considered, but rejected: historical transactions approach because of the distressed nature of the transaction between Nord Pacific Limited and PGM; capitalized earnings approach for lack of historical or current earnings; capitalized cash flow approach for lack of significant positive cash flow; replacement cost approach given the existence of the historical transaction between PGM and Nord Pacific Limited; comparable transaction also given the historical transaction between PGM and Nord Pacific Limited.

Evans & Evans reviewed the implied valued for the Joint Venture based on using management's estimates of future operating results. Four separate discounted cash flow analyses were performed to reflect the differing probabilities associated with achieving the Joint Venture's financial projections and

results in a valuation range for the Joint Venture of $~~10,000,000~~13,400,000 to $~~16,000,000~~14,400,000. Upon determining the en bloc fair market value of the Joint Venture, the next step in determining the fair market value of the Simberi Acquisition was to determine the fair market value of the 25% interest in the Joint Venture. It was thus determined that the fair market value of the Simberi Acquisition as at the Valuation Date is in the range of $3,350,000 to $3,600,000.

MATTERS TO BE ACTED UPON AT THE ALIVE MEETING

1. Financial Statements

The board of directors of Alive has approved the audited financial statements of Alive for the years ended December 31, 2001 and 2002 enclosed with this Circular, and the auditors' reports thereon, which will be tabled at the Alive Meeting.

2. Approval of the Amalgamation

The Alive Shareholders will be asked to pass an ordinary resolution, the text of which is set forth below, in respect of approval of the Amalgamation. In order to be effective, an ordinary resolution requires the approval by not less than 50% of the votes cast by shareholders who vote in respect of the resolution. Further, in accordance with Policy 5.2 of the Exchange, the Amalgamation will constitute a "reverse takeover" of Alive and will be subject to the approval by the "majority of the minority" of the shareholders of Alive. Approval by the majority of the minority of the shareholders of Alive means that the shareholder resolution approving the Amalgamation must be passed by at least 50% plus one vote of the votes cast by the "minority shareholders" of Alive. The "minority shareholders" are all shareholders of Alive other than the Non-Arm's Length Parties to the Amalgamation. **In the absence of contrary directions, the Management Designees intend to vote proxies in the accompanying form in favour of the Amalgamation.** The text of the ordinary resolution to approve the Amalgamation will be presented as follows, with or without modification:

"BE IT RESOLVED, as an ordinary resolution of Alive International Inc., that:

1. **the amalgamation of ~~2035183~~ 2034879 Ontario Limited ("Newco") and PNG Pacific Resources Inc. ("PPR") (the "Amalgamation") as provided for in and subject to the terms and conditions set forth in the amalgamation agreement (the "Amalgamation Agreement") dated as of Febr~~Jan~~uary ~~*~~6, 2004 among Alive International Inc. ("Alive") PPR and Newco, is hereby approved and authorized, with such restrictions or conditions as may be imposed by the TSX Venture Exchange (the "Exchange") and with discretion to modify the terms of the transaction provided that such terms are not material at any time prior to the completion thereof, subject to the approval of the Exchange, all as more particularly described in the joint management proxy and information circular of Alive and Newco dated February ~~*~~9, 2004 (the "Circular").**

2. **the Amalgamation Agreement, substantially in the form attached to the Circular as Schedule 1, be and is hereby ratified and confirmed.**

3. **notwithstanding that this resolution has been passed (and the Amalgamation Agreement and the Amalgamation adopted) by the registered Holders of Common Shares in the capital of Alive ("Alive Shareholders"), the directors of Alive are hereby authorized and empowered without further notice to or approval of the Alive Shareholders (i) to amend the Amalgamation Agreement to the extent permitted by the Amalgamation Agreement, and (ii) subject to the terms and conditions of the Amalgamation Agreement, not to proceed with the Amalgamation.**

4. **any director or officer of Alive be, and such director or officer of Alive hereby is, authorized, instructed and empowered, acting for, in the name of and on behalf of**

Alive, to do or to cause to be done all such other acts and things in the opinion of such director or officer of Alive as may be necessary or desirable in order to fulfill the intent of this resolution and the matters authorized hereby."

3. Establish Number of Directors and Election of New Board of Directors

Alive Shareholders will be asked to consider and, if thought appropriate, approve and adopt an ordinary resolution fixing the number of directors to be elected. In order to be effective, an ordinary resolution requires the approval of a majority of the votes cast by shareholders who vote in respect of the resolution.

At the Alive Meeting, it will be proposed that four (4) directors be elected to hold office until the next annual meeting or until their successors are elected or appointed. **Unless otherwise directed, it is the intention of the Alive Management Designees, if named as proxy, to vote in favour of the ordinary resolution fixing the number of directors to be elected at four (4).**

The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in Alive presently held by him, his municipality of residence, his principal occupation at the present and during the preceding five years, the period during which he has served as a director, and the number and percentage of Alive Shares that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the Effective Date.

Unless otherwise directed, it is the intention of the Alive Management Designees, if named as proxy, to vote for the election of the persons named in the following table to the board of directors. Management does not contemplate that any of such nominees will be unable to serve as directors; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies held by Management Designees will be voted for another nominee in their discretion unless the shareholder has specified in his form of proxy that his Alive Shares are to be withheld from voting in the election of directors. Each director elected will hold office until the next annual general meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the provisions of the OBCA.

Name, Expected Positions, Date Appointed Director and Residence[3]	Principal Occupations for the Previous Five Years	Number and Percentage of Alive Shares Held or Controlled as at the Effective Date[1]
John A. Cerenzia Director August 23, 2002 Woodbridge, Ontario	Independent Business Consultant	Nil
Rocco Serpe[2] Director January 25, 2002 Toronto, Ontario	Human resources consultant based in Toronto. From 2001 to 2003, ;-President of Airwaves Freight a customs brokerage firm; from 1996 to 2000 general manager of Delmar International a customs broker and logistics organization	Nil
David Lubotta[2] Director July 19, 2002 Toronto, Ontario	President and CEO of Ministry of Entertainment a multimedia consulting company; from 2000 to 2001, a principal of Dalaube Consulting where he focused on business consulting for small enterprises; from 1995 to 2000 Mr. Lubotta was an associate with CB Richard Ellis in the commercial	Nil

Name, Expected Positions, Date Appointed Director and Residence[3]	Principal Occupations for the Previous Five Years	Number and Percentage of Alive Shares Held or Controlled as at the Effective Date[1]
	real estate sector	
Maurice Stekel Director Proposed Nominee Toronto, Ontario	Independent Business Consultant; a senior partner in the accounting firm of Birnbaum, Prenick, Stekel & Co. from 1965-1993; on June 1, 1993, Mr. Stekel changed his status to "retired partner".	Nil

Notes:

(1) Alive Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the Effective Date, based upon information furnished to Alive by the above individuals.

(2) It is expected that Mr. Serpe and Mr. Lubotta will resign as directors following the Amalgamation.

(43) It is expected that Mr. Brewster and Mr. Miller will be appointed as directors following the completion of the Amalgamation.

Pursuant to the provisions of the OBCA, Alive is required to have an Audit Committee. The general function of the Audit Committee is to review the overall audit plan and Alive's system of internal controls, to review the results of the external audit, and to resolve any potential dispute with Alive's auditor. It is anticipated that upon completion of the Amalgamation, the Audit Committee will consist of Maurice Stekel, John A. Cerenzia and Norman Brewster. Prior to the Amalgamation, the Audit Committee of Alive will consist of Maurice Stekel, John A. Cerenzia and ~~David Lubotta~~Rocco Serpe.

Concurrent with closing the Amalgamation it is anticipated that Mr. Serpe and Mr. Lubotta will resign and be replaced by Mr. Brewster and Mr. Miller. Further, it is anticipated that Mr. Gleeson will also be appointed to the board of directors. See chart below for information regarding these individuals. Shareholders should refer to the chart above for the election of directors at the Alive Meeting.

Name, Expected Positions, Date Appointed Director and Residence	Principal Occupations for the Previous Five Years	Number and Percentage of Alive Shares Held or Controlled as at the Effective Date[1]	Number and Percentage of Alive Shares to be Held or Controlled After the Amalgamation, the Novaking Acquisition and Newco Private Placement[2]
Norman Brewster[3] Proposed Director Ajax, Ontario	Professional Geoscientist; Chief Financial Officer, Vice-President and Secretary of PGM Ventures Corporation; director and chairman of Ambrex Explorations from 1997 to 2000; director and Vice-President of KWG Resources Inc. from 1987 to 1997; director of Verdex Resources from 1999 to present; director of EAG Resources from 1996 to 2002; President of Spider Resources Inc. from 1993 to 2003; currently a director of Spider Resources	150,471	40,150,471 (42.76%)

Name, Expected Positions, Date Appointed Director and Residence	Principal Occupations for the Previous Five Years	Number and Percentage of Alive Shares Held or Controlled as at the Effective Date[(1)]	Number and Percentage of Alive Shares to be Held or Controlled After the Amalgamation, the Novaking Acquisition and Newco Private Placement[(2)]
	Inc. (since 1993) and since 2002 has been a director of European Gold.		
Peter Miller[(3)] Proposed Director London, England	President, current CEO and director of PGM Ventures Corporation.	Nil	40,000,000[(4)] (42.60%)
Peter Gleeson[(3)] Proposed Director	Independent Business Consultant; Director of Southpath Trading Ltd.; Director of PGM Ventures Corporation	Nil	40,000,000[(4)] (42.60%)

Notes:

(1) Alive Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the Effective Date, based upon information furnished to Alive by the above individuals. The information above does not include stock options convertible into Alive Shares.

(2) Assumes 95,881,831 Alive Shares issued and outstanding.

(3) It is expected that Mr. Brewster, Mr. Miller and Mr. Gleeson will be appointed as directors following the completion of the Amalgamation.

(4) PGM Ventures Corporation will own 40,000,000 Alive Shares representing 41.71%. of the Alive Shares. Mr. Brewster is a director and officer of PGM; Mr. Miller is a director and officer of PGM: Mr. Gleeson is a director of PGM.

4. Appointment of Auditors

Unless directed otherwise by a proxy holder, or such authority is withheld, the Alive Management Designees, if named as proxy, intend to vote the Alive Shares represented by any such proxy in favour of a resolution appointing Wasserman Ramsay, of Toronto, Ontario, as auditors of Alive for the next ensuing year, to hold office until the close of the next annual general meeting of shareholders or until Wasserman Ramsay, of Toronto, Ontario is removed from office or resigns as provided for in Alive's by-laws. The Alive Management Designees also intend to vote the Alive Shares represented by any such proxy in favour of a resolution authorizing the board of directors to fix the compensation of the auditors. The previous auditors of Alive ~~were~~ was Beallor & Partners LLP. The current auditors of Alive ~~are~~ is Wasserman Ramsay.

In accordance with National Policy 31, the "Reporting Package" which includes the notice of change of auditor, letter from the former auditors, and letter from the successor auditors has been delivered to the necessary securities commissions and is attached hereto and made part hereof as Schedule 8 to this Circular.

5. Change of Name

Pursuant to section 168(1)(a) of the OBCA, the shareholders of Alive will be asked to consider and, if thought appropriate, approve and adopt a special resolution authorizing the board of directors, in its sole

discretion to amend the Articles of Alive to change the name of Alive to "Simberi Gold Corporation", or such other name as the board of directors in its sole discretion, deems appropriate and is acceptable to the applicable regulatory authorities. The board of directors, may in its sole discretion, decide not to act on this resolution without further approval from the shareholders of Alive. **In the absence of contrary directions, the Alive Management Designees of Alive intend to vote proxies in the accompanying form in favour of this special resolution.**

The complete text of the special resolution which management intends to place before the Alive Meeting for approval, confirmation and adoption, with or without modification, is as follows:

"BE IT HEREBY RESOLVED as a special resolution of Alive International Inc. that:

1. **Alive International Inc. ("Alive") be and is hereby authorized to amend the Articles of Alive, following completion of the Amalgamation, to change the name of Alive to "Simberi Gold Corporation" or such other name that in its sole discretion it determines appropriate and which any regulatory body having jurisdiction may accept;**

2. **the board of directors, in its sole discretion, may act upon this resolution to effect a change in the Articles of Alive, or, if deemed appropriate, may choose not to act upon this resolution without further approval from shareholders of Alive;**

3. **should the directors of Alive choose to act upon this resolution, they are authorized to execute and file restated Articles of Alive or Articles of Amendment as directed by the Director of Corporations pursuant to the *Business Corporations Act* (Ontario); and**

4. **any one director or officer of Alive is authorized and directed, on behalf of Alive, to take all necessary steps and proceedings, including, if required, the filing of restated Articles, and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things that may be necessary or desirable to give effect to this special resolution."**

This special resolution may not be acted upon if the Amalgamation is not completed. In order to be effective, a special resolution requires approval by two-thirds (2/3rds) of the votes cast by Alive Shareholders who vote in respect of the resolution.

6. Novaking Acquisition

After the initial discussions were held between ~~the Company~~ Alive and PGM relating to the Simberi Property, ~~the Company~~ Alive and its advisers began to investigate additional natural resource opportunities. The location of the Simberi Property led ~~the Company~~ Alive to review a number of prospects in the South Pacific. This review led to a series of discussions with Renaissance Corporation Pty Ltd. as part of ~~the Company~~Alive's plan to develop a diversified mineral exploration portfolio.

Upon execution of the letter of intent with PGM, ~~the Company~~ Alive began negotiations with representatives of Renaissance about its mineral properties and the synergies with ~~the Company~~ Alive in its developing mineral focus. These discussions led to the execution of a letter of intent on January 14, 2003 with Renaissance. Subsequent to the Letter of Intent, Renaissance underwent a corporate reorganization for Australian tax reasons, whereby Renaissance became a wholly-owned subsidiary of Novaking Pty Ltd. A formal acquisition agreement was executed on May 27, 2003, a copy of which will

be available for inspection by the shareholders of Alive during normal business hours at the office of Alive, 366 Bay Street, Suite 800, Toronto, Ontario and will be available at the Alive Meeting.

Among other things, the closing of the Novaking Acquisition is subject to certain conditions, including the following:

(a) no adverse material change in the business, affairs, financial condition or operations of either Alive, Novaking or Renaissance between the date of the latest available financial statements for each of Alive and Novaking and the date of closing;

(c) no act, action, suit or proceeding shall have been threatened or taken against Alive, Novaking or Renaissance except for actions disclosed in this Circular before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law;

(d) Novaking will not have issued or acquired or committed itself to acquire any share in its capital;

(e) Alive shall have determined in its sole judgment that (since the announcement by Alive of the acquisition of Novaking) Novaking has not taken or proposed to take any action, or publicly disclosed that it intends to take any action, and Alive shall not have otherwise learned of any previous action taken by Novaking which had not been publicly disclosed prior to the announcement by Alive of its intention to acquire Novaking which, in the sole judgment of ~~the Company~~Alive, might make it inadvisable for ~~the Company~~Alive to proceed with the Novaking Acquisition, or that would be materially adverse to the business of Novaking or to Alive; including, without limiting the generality of the foregoing, any action with respect to any agreement, proposal, offer or understanding relating to any material sale, disposition or other dealing with any of the assets or contracts of Novaking, any issue of shares, options or other securities of Novaking to any person other than a wholly-owned subsidiary of Novaking, any material acquisition from a third party of assets or securities by Novaking, or any amalgamation, statutory arrangement, capital reorganization, merger, business combination or similar transaction involving Novaking, or any material capital expenditure not in the ordinary course of business;

(f) Alive shall have determined in its sole judgment that: (i) no material right, franchise or licence of Novaking has been or may be impaired (which impairment has not been cured or waived) or otherwise adversely affected, whether as a result of the Novaking Acquisition or otherwise which might make it inadvisable for ~~the Company~~ Alive to proceed with the Novaking Acquisition, and (ii) no covenant, term or condition of any instruments or agreements of Novaking exists which might make it inadvisable for Alive to proceed with the Novaking Acquisition (including without limitation, any default, acceleration or other adverse event that may ensue as a result of the Novaking Acquisition);

(g) all of the outstanding Novaking Shares shall have been properly tendered to Alive;

(h) Alive shall have completed to its satisfaction its due diligence investigation of Novaking, and the shareholders of Novaking shall have completed to their satisfaction their due diligence investigation of Alive; and

(i) there shall not have occurred, developed or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law, regulation, action, government regulation, enquiry or other occurrence of any nature whatsoever which, in the sole judgment of Alive, materially adversely affects or involves, or may materially adversely affect or involve, the financial markets in Canada or elsewhere generally, or the financial condition, business, operations, assets, affairs or prospects of Novaking to Alive.

Novaking is a non-reporting issuer incorporated by Articles of Incorporation under the Australia Corporation Act, 2001 on March 11, 2003. Novaking's registered office and principal place of business is located at 45 Stirling Highway, Nedlands Western Australia.

Through its wholly owned subsidiary Renaissance Corporation Pty Ltd., Novaking is the beneficial owner of four mineral exploration properties known as the Zanthus, Tarrawarra and Mt Elephant projects, located in Western Australia.

Detailed information regarding Novaking is contained in Part VI of this Circular. The information contained in Part VI has been provided to Alive by Novaking and Alive has relied upon the representations of Novaking in preparing same. There are risks associated with the business of Novaking and specific reference is made to the information under the heading "Risk Factors" in Part VI of this Circular. Novaking has relied upon the representations of Alive regarding its business and affairs as set out herein. Audited financial statements for Novaking for the period ended ~~May 23~~December 31, 2003 are attached hereto as Schedule 4.

The acquisition of Novaking was negotiated at arm's length between the parties, and as at the date hereof, no directors or officers of Alive hold any position with Novaking or own securities of Novaking. There is no controlling shareholder of Novaking. For a more complete discussion of Novaking, see "Part V – Information Regarding Novaking Pty Ltd." in this Circular.

After comprehensive negotiations with the Novaking Shareholders, all of whom are at arm's length to Alive, ~~the Corporation~~ Alive offered to acquire the Novaking Shares on the basis of 40,000 Shares for each Novaking Share. Management of the Company determined to issue 40,000 Alive Shares ~~of the Company~~ with respect to the acquisition of the Novaking Shares based on a deemed issue price of $0.10 per Share. The deemed issue price was arrived at by management of the Company, after calculation of the negative net book value per share of the Company based upon the December 31, 2002 audited balance sheet which shows a deficit of $2,230,499, and after consideration of the trading history of the shares of the Company as recorded on the TSX-V, the history of geological and exploration work carried out on the various properties held by Novaking, the Maynard Report and the valuation of Evans & Evans.

Discussions with the representatives of the Novaking shareholders, conducted at arm's length, confirmed the analysis of the directors of ~~the Company~~Alive, resulting in the entering into of the Novaking Acquisition Agreement whereby ~~the Company~~Alive agreed to acquire all of the Novaking Shares, issued and to be issued, in consideration of the issuance by ~~the Company~~ Alive of Alive Shares at a price of $0.10 per Share.

Management's analysis concluded that, considering the risks and the other factors described elsewhere herein, the Novaking Acquisition is in the best interests of Alive and fair to its shareholders generally.

Approval of the Novaking Acquisition

The Alive Shareholders will be asked to pass an ordinary resolution, the text of which is set forth below, in respect of the approval of the Novaking Acquisition. In order to be effective, an ordinary resolution requires the approval by not less than 50% of the votes cast by shareholders who vote in respect of the resolution. **In the absence of contrary directions, the Management Designees intend to vote proxies in the accompanying form in favour of the Novaking Acquisition.** The text of the ordinary resolution to approve the Novaking Acquisition will be presented as follows, with or without modification:

"BE IT RESOLVED, as an ordinary resolution of Alive International Inc. that:

1. **the acquisition by Alive International Inc. ("Alive") of all of the issued and outstanding shares of Novaking Pty Ltd. (the "Novaking Acquisition") on the terms and subject to the share exchange agreement (the "Share Exchange Agreement") dated May 27, 2003 among Alive and the shareholders of Novaking, be and is hereby authorized and approved.~~;~~**

2. **notwithstanding that this resolution has been passed by the registered Holders of Common Shares in the capital of Alive ("Alive Shareholders"), the directors of Alive are hereby authorized and empowered without further notice to or approval of the Alive Shareholders (i) to amend the Share Exchange Agreement to the extent permitted by the Share Exchange Agreement, and (ii) subject to the terms and conditions of the Share Exchange Agreement, not to proceed with the Novaking Acquisition.**

3. **any director or officer of Alive be, and such director or officer of Alive hereby is, authorized, instructed and empowered, acting for, in the name of and on behalf of Alive, to do or to cause to be done all such other acts and things in the opinion of such director or officer of Alive as may be necessary or desirable in order to fulfill the intent of this resolution and the matters authorized hereby.**

8. Amendment To Stock Option Plan

The Stock Option Plan was established June 18, 1999 with 1,000,000 Shares issuable under the Stock Option Plan. On June 29, 2000, the Shareholders approved amendments to the Stock Option Plan making an aggregate of 3,500,000 Shares available for issuance under incentive stock options granted pursuant to the terms of the Stock Option Plan.

Due to the proposed increase in the number of issued and outstanding Alive Shares as a result of the completion of the Amalgamation, the acquisition of Novaking and the Alive Private Placement and to enable Alive to attract qualified individuals to serve as members of management, officers, directors or employees, it is proposed that the number of Alive Shares which may be issued upon the exercise of incentive stock options granted pursuant to the terms of the Stock Option Plan be increased by 6,500,000 Shares which would represent approximately 10% of the issued and outstanding Shares.

Currently, there are stock options outstanding to purchase 3,055,000 Shares subject to the approval of the Amalgamation and the ~~acquisition of~~ Novaking Acquisition.

The complete text of the ordinary resolution which management intends to place before the Alive Meeting for approval, confirmation and adoption, with or without modification, is as follows:

"BE IT RESOLVED as an ordinary resolution of Alive International Inc. that:

1. **the amendment to the Stock Option Plan (the "Plan") of Alive International Inc. ("Alive") to increase from 3,500,000 to 10,000,000 the maximum number of shares which may be issued pursuant to the exercise of options granted under the Plan be and is hereby approved, confirmed and ratified;**

2. **the grant of 3,055,000 stock options to purchase up to 3,055,000 common shares for directors, officers and consultants of Alive upon the amalgamation of 2034879 Ontario Limited, PNG Pacific Resources Inc., a wholly-owned subsidiary of Alive, such options to be exercisable at $0.15 per share at any time on or before June 30, 2008* be and is hereby approved;**

3. **any one director or officer of Alive is hereby authorized to take any and all steps and to execute any other documents as he may deem necessary to give effect to this resolution and the transactions contemplated herein.**

9. Alive Private Placement

On April 11, 2003, Alive completed the private placement of 6,703,721 Shares at a price of US$0.10 per Alive Sshare for aggregate proceeds of US$670,372.10. On May 15, 2003, ~~the Company~~ Alive completed a subsequent private placement of 1,630,000 Alive Shares at a price of US$0.10 per sAlive Share for aggregate proceeds of US$163,000. The purchasers under these offerings were arm's-length to ~~the Company~~Alive. These private placements were necessary to enable Alive pay certain expenses in connection with the Joint Venture Agreement pursuant to the agreement dated December 20, 2000 between PGM and Alive and for general working capital expenses in order to proceed with the transactions described herein. Since the aggregate number of Alive Shares issued pursuant to the private placements exceeded 100% of the issued and outstanding Shares of the Company, TSX-V requirements provide that Alive obtain shareholder approval for these share issuances.

In order to be approved, the Private Placement Resolution must be passed by a majority of votes cast at the Meeting by disinterested Shareholders other than those shareholders of Alive who purchased Alive Shares pursuant to the Alive Private Placement. In the event that approval is not obtained, the Alive Private Placement will not be approved and Alive will be obligated to return the proceeds therefrom. **In the absence of contrary directions, the Alive Management Designees ~~of Alive~~ intend to vote proxies in the accompanying form in favour of this resolution.**

The complete text of the ordinary resolution which management intends to place before the Alive Meeting for approval, confirmation and adoption, with or without modification, is as follows:

"BE IT RESOLVED as an ordinary resolution of Alive International Inc. that:

1. **the private placement agreements with arm's length subscribers providing for 8,333,721 common shares of Alive International Inc. at a price of U.S.$0.10 per common shares be and are hereby accepted, ratified and confirmed; and**

2. **any one director or officer of Alive is hereby authorized to take any and all steps and to execute any other documents as he may deem necessary to give effect to this resolution and the transactions contemplated herein.**

10. Continuance Into Yukon Territory

The Alive Shareholders will be asked to consider, and if thought appropriate, approve a special resolution authorizing the board of directors, in its sole discretion, to apply for continuance into the ~~province of Ontario~~ Yukon Territory under the provisions of the YBCA (the "Continuance") if the Amalgamation is approved. Management and the board of directors of Alive are of the view that the Continuance is in the best interests of Alive. **In the absence of contrary directions, the Alive Management Designees ~~of Alive~~ intend to vote proxies in the accompanying form in favour of this special resolution.**

The complete text of the special resolution which management intends to place before the Meeting for approval, confirmation and adoption, with or without modification, is as follows:

"BE IT RESOLVED as a special resolution of Alive International Inc. that:

1. **the board of directors be and is hereby authorized to make application for continuance of Alive International Inc. ("Alive"), or "Simberi Gold Corporation" if the name change has occurred as anticipated, into the Yukon Territory under the *Business Corporations Act* (Yukon);**

2. **without limiting the fiduciary duties of the directors pursuant to the *Alberta Business Corporations Act* (Ontario), (1) in the event that the conditions in the Amalgamation Agreement are not satisfied; (2) 2034879 Ontario Limited otherwise agrees in writing; or (3) the Amalgamation does not proceed, the board of directors, in its sole discretion may act upon this resolution to make application for continuance or, if deemed appropriate, may choose not to act on this resolution; and**

4. **any one (or more) director or officer of Alive is authorized and directed, on behalf of Alive, to take all necessary steps and proceedings, including, if required, the filing of restated Articles, and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal of Alive or otherwise) that may be necessary or desirable to give effect to this special resolution."**

This special resolution may not be acted upon if the Amalgamation is not completed. In order to be effective, a special resolution requires approval by two-thirds (2/3rds) of the votes cast by shareholders who vote in respect of the resolution.

Rights of Dissenting Shareholders

Pursuant to Section 185 of the OBCA, a registered holder of Alive Shares has the right to dissent to the Continuance and receive the fair market value of his or her shares from Alive. **Any registered shareholder who wishes to exercise his or her right of dissent and appraisal should seek his or her own legal advice, as failure to comply strictly with the provisions of Section 185 of the OBCA may prejudice his or her right of dissent.**

In order to dissent, a written objection to the special resolution must be received by Alive ~~c/o Albaum & Associates,~~ at 366 Bay Street, Suite 800, Toronto, ON, M5H 4B2 or by the Chairman of the Meeting at or before the Meeting. A vote against the special resolution, an abstention or the execution of the proxy to vote against the special resolution does not constitute such written objection.

The above summary is not a comprehensive statement of the procedures to be followed by a dissenting shareholder of Alive who seeks payment of the fair value of his or her Alive Shares. Section 185 of the

OBCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. **The full text of Section 185 of the OBCA is set out in Schedule 6 attached hereto.**

11. New By-laws Upon Continuance

In connection with the Continuance, the Alive Shareholders will be asked to consider, and if thought appropriate, approve an ordinary resolution enactinged a new By-Law No. 1, being a by-law relating generally to the transaction of the business and affairs of the CorporationAlive. This new by-laws is necessary in order to enable Alive to carry on its regular business under the YBCA. **In the absence of contrary directions, the Alive Management Designees of Alive intend to vote proxies in the accompanying form in favour of this ordinary resolution.** The full text of By-Law No. 1 is set out in Schedule 7 attached hereto.

The complete text of the ordinary resolution which management intends to place before the Meeting for approval, confirmation and adoption, with or without modification, is as follows:

"BE IT RESOLVED as an ordinary resolution of Alive International Inc. that:

1. **new By-Law No. 1 of the Corporation, being a by-law relating generally to the transaction of the business and affairs of the Ccorporation, is hereby confirmed without amendment; and**

2. **any one director or officer of Alive is hereby authorized to take any and all steps and to execute any other documents as he may deem necessary to give effect to this resolution and the transactions contemplated herein.**

12. Other Business

Management is not aware of any other matters to come before the Alive Meeting other than those set out in the Notice of Meeting. If other matters come before the Meeting, it is the intention of the Alive Management Designees to vote the same in accordance with their best judgment in such matters.

MATTERS TO BE ACTED UPON AT THE NEWCO MEETING

1, Financial Statements

The board of directors of Newco has approved the audited financial statements of Newco for the period ended December 31, 2003 enclosed with this Circular, and the auditors' reports thereon, which will be presented to the Newco Shareholders and holders of Newco Class A Special Shares at the Newco Meeting.

2. Election of Board of Directors

The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in Newco presently held by him, his municipality of residence, his principal occupation at the present and during the preceding five years, the period during which he has served as a director, and the number and percentage of Newco Shares and Newco Class A Special Shares that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the Effective Date.

Unless otherwise directed, it is the intention of the Newco Management Designees, if named as proxy, to vote for the election of the persons named in the following table to as the board of sole directors. Management does not contemplate that any of such nominees Mr. Brewster will be unable to serve as directors; however, if for any reason any of the proposed nominees Mr. Brewster does not stand for election or are is unable to serve as such, proxies held by Newco Management Designees will be voted for another nominee in their discretion unless the security holder has specified in his form of proxy that his Newco Shares or Newco Class A Special Warrants Shares are to be withheld from voting in the election of directors. Each director elected will hold office until the next annual general meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the provisions of the OBCA.

Name and Residence	Principal Occupations for the Previous Five Years	Number and Percentage of Newco Shares and Newco Class A Special Shares Held or Controlled as at the Effective Date
Norman Brewster Director Ajax, Ontario	Professional Geoscientist; Chief Financial Officer, Vice-President and Secretary, PGM Ventures Corporation; Geological Consultant	40,000,000 Newco Shares(1)(2) (100%)

Notes:

(1) These Newco Shares are held by PGM Ventures Corporation of which Mr. Brewster is an officer and director.

(2) PGM Ventures Corporation is a publicly_-traded corporation whose shares are listed for trading on the TSX-V under the symbol "PPG".

3. Appointment of Auditors

Unless directed otherwise by a proxy holder, or such authority is withheld, the Newco Management Designees, if named as proxy, intend to vote the Newco Shares and Newco Class A Special Shares represented by any such proxy in favour of a resolution appointing Wasserman Ramsay, of Toronto, Ontario, as auditors of Newco for the next ensuing year, to hold office until the close of the next annual general meeting of shareholders or until Wasserman Ramsay, of Toronto, Ontario is removed from office or resigns as provided by Newco's by-laws. The Newco Management Designees also intend to vote the

Newco Shares and Newco Class A Special Shares represented by any such proxy in favour of a resolution authorizing the board of directors to fix the compensation of the auditors.

4. Approval of the Amalgamation

The Newco Shareholders and the Newco Class A Special Shareholders will be asked to pass a special resolution, the text of which is set forth below, in respect of approval of the Amalgamation. In order to be effective under the OBCA, a special resolution requires the approval by not less than two-thirds of the votes cast by Newco Shareholders and the Newco Class A Special Shareholders voting separately as a class who vote in respect of the resolution.

In anticipation of the approval of the Amalgamation resolution, a letter of transmittal is being provided to holders of Newco Shares and Newco Class A Special Shareholders herewith. In order to obtain a certificate(s) representing the Alive Shares and/or Alive Warrants, each holder ofr Newco Shares, Newco Class A Special Shares and Newco Warrants is requested to complete and execute the enclosed letter of transmittal and deliver the same to Equity Transfer Services Inc. together with his or her Newco Share certificates, Newco Class A Special Share certificates and Newco Warrant certificates, as the case may be, in exchange for new certificates representing the number of Alive Shares and Alive Warrants, as the case may be, to which such holder of Newco Shares, Newco Class A Special Shares or Newco Warrants is entitled as a result of the Amalgamation. No delivery of an Alive Share certificate or an Alive Warrant certificate to a holder of Newco Shares or holder of Newco Class A Special Shares or holder of Newco Warrants will be made until the holder of Newco Shares or holder of Newco Class A Special Shares or holder of Newco Warrants has surrendered their currently issued Newco Share certificates or Newco Class A Special Share certificates or Newco Warrant certificates. In the event that the Amalgamation is not implemented, all certificates delivered pursuant to the letters of transmittal will be returned to the holders of Newco Shares or holders of Newco Class A Shares or holders of Newco Warrants.

In the absence of contrary directions, the Newco Management Designees ~~of Newco~~ intend to vote proxies in the accompanying form in favour of the Amalgamation. The text of the Special Resolution to approve the Amalgamation will be presented as follows, with or without modification:

"BE IT RESOLVED, as a special resolution of ~~Newco Inc.~~2034879 Ontario Limited, that:

1. **the amalgamation of 2034879 Ontario Limited ("Newco") and PNG Pacific Resources Inc. ("PPR") (the "Amalgamation") as provided for in and subject to the terms and conditions set forth in the amalgamation agreement (the "Amalgamation Agreement") dated as of ~~January~~ February 6*, 2004 among Alive International Inc. ("Alive") PPR and Newco, is hereby approved and authorized, with such restrictions or conditions as may be imposed by the TSX Venture Exchange (the "Exchange") and with discretion to modify the terms of the transaction provided that such terms are not material at any time prior to the completion thereof, subject to the approval of the Exchange, all as more particularly described in the joint management proxy and information circular of Alive and Newco dated ~~January~~ February *6, 2004 (the "Circular").**

2. **the Amalgamation Agreement, substantially in the form attached to the Circular as Schedule 1, be and is hereby ratified and confirmed.**

3. **notwithstanding that this resolution has been passed (and the Amalgamation Agreement and the Amalgamation adopted) by the registered Holders of Common Shares and Class A Special Shares in the capital of Newco ("Newco Shareholders"),**

the directors of Newco are hereby authorized and empowered without further notice to or approval of the Newco Shareholders and Newco Class A Special Shareholders (i) to amend the Amalgamation Agreement to the extent permitted by the Amalgamation Agreement, and (ii) subject to the terms and conditions of the Amalgamation Agreement, not to proceed with the Amalgamation.

4. **any director or officer of Newco be, and such director or officer of Newco hereby is, authorized, instructed and empowered, acting for, in the name of and on behalf of Newco, to do or to cause to be done all such other acts and things in the opinion of such director or officer of Newco as may be necessary or desirable in order to fulfill the intent of this special resolution and the matters authorized hereby."**

Rights of Dissenting Shareholders

Pursuant to Section 185 of the OBCA, a registered holder of Newco Shares or registered holder of Newco Class A Special Shares has the right to dissent to the Amalgamation and receive the fair market value of his or here shares from Newco. **Any registered holder of Newco Shares or registered holder of Newco Class A Special Shares who wishes to exercise his or her right of dissent and appraisal should seek his or here own legal advice, as failure to comply strictly with the provisions of Section 185 of the OBCA may prejudice his or her right of dissent.**

In order to dissent, a written objection to the special resolution must be received by Newco at 1 First Canadian Place, Suite 5600, Toronto, Ontario, M5X 1E2 or by the Chairman of the Newco Meeting at or before the Newco Meeting. A vote against the special resolution, an abstention or the execution of the proxy to vote against the special resolution does not constitute such written objection.

The above summary is not a comprehensive statement of the procedure to be followed by a dissenting shareholder of Newco who seeks payment of the fair value of his or her Newco Shares or Newco Class A Special Shares. Section 185 of the OBCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. **The full text of Section 185 of the OBCA is set out in Schedule 6 attached hereto.**

PART IV
INFORMATION REGARDING ALIVE INTERNATIONAL INC.

Name and Incorporation

Alive was incorporated under the *Business Corporations Act* (Ontario) by articles of incorporation dated July 15, 1994, under the name 1089633 Ontario Limited with an authorized capital of an unlimited number of common shares and an unlimited number of preference shares. By Articles of Amendment dated April 21, 1995, Alive changed its name to Alive International Inc. By Articles of Amendment dated July 21, 1998, the ~~C~~common ~~S~~shares of Alive were subdivided on the basis of 19,700 ~~C~~common ~~S~~shares for each pre-split ~~C~~common ~~S~~share. By Articles of Amendment dated August 27, 1998, the "private company" restrictions were removed. Alive's registered office and head office is located at 366 Bay Street, Suite 800, Toronto, Ontario M5H 4B2.

Intercorporate Relationships

Alive has two wholly owned subsidiaries: (i) Optima Pharmaceuticals Inc., an inactive Ontario company that was formerly in the manufacturing and distribution of vitamin products and (ii) Alive International Holdings, Inc., an inactive California through which Alive carried on its previous business operations in the United States.

GENERAL DEVELOPMENT OF THE BUSINESS

History

Alive was incorporated under the laws of Ontario and is a reporting issuer in the provinces of Ontario, British Columbia and Alberta. The Alive Shares are currently listed on the NEX board of the Exchange and its shares have been halted for trading since January 6, 2003 in connection with the announcement by Alive of the transactions with PGM and Novaking. Alive has no material assets and has liabilities of approximately $93,181. Alive does not currently carry on any active business. Previously, Alive carried on the business of developing and marketing quality nutritional, personal care and weight management products that were sold directly to customers and distributors throughout the United States and Canada. In 2001, Alive sold substantially all of its assets.

SELECTED FINANCIAL INFORMATION

The following table sets forth certain financial data for Alive for the periods indicated:

	September 30, 2003 (unaudited)	**December 31, 2002** (audited)	**December 31, 2001** (audited)
Total Sales	Nil	Nil	$785,960
Cost of sales	Nil	Nil	131,502
Total Expenses	$89,127	$55,745	$933,310
Net income (loss)	($89,127)	($55,745)	($285,989)
Working capital	($79,977)	($78,087)	($12,342)
Shareholders' equity			
Dollar Amount	($2,319,626)	($2,230,499)	($22,342)
Number of securities	13,317,963	7,548,110	7,547,953

Management Discussion and Analysis

This discussion should be read in conjunction with the financial statements of ~~the Company~~Alive which have been prepared in accordance with generally accepted accounting principles.

Nine Months Ended September 30, 2003 Compared with Nine Months Ended September 30, 2002

For the nine months ended September 30, 2003, Alive carried out no business activities. The net loss for this period was $89,127 compared to a net loss of $13,809 for the nine months ended September 30, 2002. The increased loss was mainly attributable to higher administrative costs ($23,908 compared to $11,805) and operating expenses associated with pursuing the Amalgamation and the Novaking Acquisition. For the period ended September 30, 2003, Alive had cash of $13,204 compared to $14 in the year earlier period. During the period ~~the Company~~ Alive completed the private placement of 6,703,721 common shares and 1,630,000 common shares for aggregate proceeds of US$833,372.10. See "Matters to be ~~A~~acted u~~U~~pon at the Alive Meeting – Alive Private Placement".

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

During the year ended December 31, 2002, Alive reported a loss of $55,745 and cash outflows from operations of $59,924 for the year ended December 31, 2002 compared with a loss of $283,989 and cash outflows from operations of $391,704 for the same period in the previous year. The reduced loss reflects the absence of any business activity and therefore a reduction in administrative, selling and financial expenses.

During the period ended December 31, 2002, no material contracts or commitments were entered into, ~~the Company~~ Alive was without legal proceedings, contingent liabilities, default under debt or other contingent obligations, no management changes were made.

~~The Company~~ Alive had a working capital deficiency of $78,087 for the year ended December 31, 2002 compared with a working capital deficiency of $22,342 for the period ended December 31, 2001.

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

During the year ended December 31, 2001, Alive completed the sale of substantially all of its assets for total consideration of $338,445. ~~The Company~~ Alive had a net loss for the year ended December 31, 2001 of $285,899 compared to a loss of $1,197,773. The reduced loss reflects the termination of active business in July 2001. While Alive's expenses were significantly reduced because of the absence of any business activity during the second half of the year, there was also no amortization of goodwill charges during this period compared to goodwill amortization charges of $891,904 during the year ended December 31, 2000.

Alive reported a loss of $285,989 and cash outflows from operations of $391,704 for the year ended December 31, 2001 compared with a loss of $1,197,773 and cash outflows from operations of $343,722 for the same period in the previous year.

During the period ended December 31, 2001, Alive completed the sale of substantially all of its assets for total consideration of $338,445.

Liquidity and Cash Resources

As at September 30, 2003, ~~the Company'~~Alive's cash position was $13,204. At the beginning of the period ~~the Company~~Alive's cash position was $38,687. The ability of ~~the Company~~ Alive to discharge its liabilities is contingent upon obtaining further financing and developing a viable business plan.

As at December 31, 2002, ~~the~~ A~~Company~~live had a working capital deficiency of $78,087 compared with a working capital deficiency of $22,342 for the period ended December 31, 2001.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Only registered holders of Alive Shares are entitled to vote at the Alive Meeting on the basis of one vote for each Alive Share held. At the date of this Circular, there are 15,881,831 Alive Shares outstanding.

The following table sets forth the shareholdings of those persons who own of record or are known to Alive and Newco to own beneficially, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding Alive Shares as at (1) the Effective Date and (2) after giving effect to the Amalgamation, the Novaking Acquisition and Newco Private Placement.

Name	Type of Ownership	Number and Percentage of Alive Shares Owned as of the Effective Date	Number and Percentage Alive Shares Owned After Giving Effect to the Amalgamation, Novaking Acquisition and Newco Private Placement
PGM Ventures Corporation[1]	Direct	Nil	40,000,000 (42.60%)

Notes:

(1) Mr. Norman Brewster, Mr. Peter Miller and Mr. Peter Gleeson, proposed officers and directors of Alive are officers and directors of PGM Ventures Corporation.

(2) PGM Ventures Corporation is a publicly traded corporation whose shares are listed for trading on the TSX-V under the symbol "PPG".

AGGREGATE OWNERSHIP OF SECURITIES BY DIRECTORS, OFFICERS AND PROMOTERS AND PUBLIC AND INSIDER OWNERSHIP

As at the Effective Date, the directors, officers and promoters of Alive collectively and beneficially own, directly or indirectly, or exercise control or direction over no Alive Shares.

After giving effect to the Amalgamation, the Novaking Acquisition and the Newco Private Placement, the directors, officers, and Associates of directors and officers, insiders and promoters of the Resulting Issuer will beneficially own, directly or indirectly, 150,471 Alive Shares (not including securities which are to be held by PGM Ventures Corporation), representing approximately 0.16% of the issued and outstanding Alive Shares. Information in this circular concerning the beneficial shareholdings of any person, not being within the knowledge of Alive, PGM or Newco, as the case may be, has been determined from information provided to the applicable company by such person.

After giving effect to the Amalgamation, the Novaking Acquisition and the Newco Private Placement, to the knowledge of management of Alive, the aggregate number of issued and outstanding Alive Shares held by the public will be 55,881,831 representing approximately 57.36% of the issued and outstanding Alive Shares.

DIRECTORS AND OFFICERS OF ALIVE

The following table sets forth the names, municipalities of residence and descriptions of the directors and senior officers of Alive, their positions and offices with Alive, their occupations for the last five years and the number of Alive Shares held as at the Effective Date and Alive Shares upon completion of the Amalgamation, ~~Consolidation~~ the Novaking Acquisition and the Newco Private Placement. If the shareholders of Alive approve the individuals listed in "Matters to be Acted Upon at the Alive Meeting – Election of Directors" herein as directors, Rocco Serpe and David Lubotta will cease to be directors as at the Effective Date and will be replaced by Norman Brewster and Peter Miller and Peter Gleeson will be appointed pursuant to the OBCA and the articles of Alive.

Name, Municipality of Residence, Office and Date Became a Director	Present Occupation and Positions Held During the Last Five Years	Number and Percentage of Alive Shares Held or Controlled as at the Effective Date[1]	Number and Percentage of Alive Shares Held or Controlled After the Amalgamation, the Novaking Acquisition and the Newco Private Placement[1]
John A. Cerenzia[2] Director August 23, 2002 Woodbridge, Ontario	Independent Business Consultant	Nil	Nil
Rocco Serpe[2] Director January 25, 2002 Toronto, Ontario	Human resources consultant based in Toronto. From 2001 to 2003; President of Airwaves Freight a customs brokerage firm; from 1996 to 2000 general manager of Delmar International a customs broker and logistics organization		
David Lubotta Director July 19, 2002 Toronto, Ontario	President and CEO of Ministry of Entertainment a multimedia consulting company; from 2000 to 2001, a principal of Dalaube Consulting where he focused on business consulting for small enterprises; from 1995 to 2000 Mr. Lubotta was an associate with CB Richard Ellis in the commercial real estate sector	Nil	Nil
Maurice Stekel[2] Director Proposed Nominee Toronto, Ontario	Independent Business Consultant; a senior partner in the accounting firm of Birnbaum, Prenick, Stekel & Co. from 1965-1993; on June 1, 1993, Mr. Stekel changed his status to "retired partner".	Nil	Nil

Notes:

(1) Alive Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as at the Effective Date.

(2) Member of the Audit Committee.

MANAGEMENT CONTRACTS

Alive has no management contracts or other arrangements in place where management functions are performed by a person other than the directors or officers of Alive.

DESCRIPTION OF SHARE CAPITAL

Alive is authorized to issue an unlimited number of Alive Shares without nominal or par value and an unlimited number of preferred shares of which, as at the date hereof, 15,881,831 Alive Shares are issued and outstanding as fully paid and non-assessable and no preferred shares are issued and outstanding. There are currently 3,055,000 Alive Shares reserved for issuance under the Stock Option Plan subject to the completion of the Amalgamation and Novaking Acquisition.

Alive Shares

Each Alive Share entitles the holder thereof to receive notice of and to attend all meetings of shareholders of Alive. At each such meeting, the holder of Alive Shares shall be entitled to one vote for each Alive Share held. The holders of Alive Shares are entitled to dividends as and when declared by the directors and to share pro rata in the remaining assets of Alive in the event of any liquidation, dissolution or winding-up of Alive. The holders of the ~~Common~~ Alive Shares have no pre-emptive, redemption or subscription rights. As at the Record Date, there are 15,881,831 common shares issued and outstanding as fully paid and non-assessable.

Preference Shares

Each preference share entitles its holder to a preferential non-cumulative dividend at the rate of 9% per annum of the amount paid up thereon. The preference shares rank prior to the Alive Shares with respect to dividends and return of capital in the event of the liquidation, dissolution or winding-up of Alive. The preference shares are retractable by the holder at any time upon the delivery of notice to the Alive. Except with respect to matters as to which the holders of preference shares are entitled to vote as a class, the holders of preference shares shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of Alive.

The table below list the securities of Alive that have been issued within the past 12 months.

	Number of Issued Securities	Price Per Security	Total Consideration
April 11, 2003	6,703,721 Alive Shares	US$0.10	US$670,372.10
May 15, 2003	1,630,000 Alive Shares	US$0.10	US$163,000.00
Total outstanding as at September 30, 2003	15,881,831 ~~Common~~ Alive Shares		

CONSOLIDATED SHARE AND LOAN CAPITAL

The following table states the share and loan capitalization of Alive as at December 31, 2002 (being the date of the last audited financial statements), September 30, 2003 (being the last interim end prior to the Effective Date) and after giving effect to the Amalgamation and the Novaking Acquisition. This table should be read in conjunction with the financial statements of Alive and the accompanying notes thereto, as well as, which appear elsewhere in this Circular.

Designation of Security	Amount Authorized or to be Authorized	Amount Outstanding as of December 31, 2002	Amount Outstanding as of September 30, 2003	Amount to be Outstanding in the Resulting Issuer upon completion of the Amalgamation,[1] the Novaking Acquisition and Newco Private Placement[5]
Alive Shares	Unlimited	$2,103,493 [2] (7,548,110 shares)	$2,241,778 (15,881,831shares)	$3,735,984 (93,881,831 shares)
Preferred Shares	Unlimited	Nil	Nil	Nil
Long-Term Debt	N/A	Nil	Nil	Nil
Special Warrants	500,000	500,000	500,000 ($990,000)	500,000 ($990,000)

Notes:

(1) Assumes completion of the Amalgamation, the Novaking Acquisition and the Newco Private Placement and the issuance of a finder's fee to Tory, Ryan & Co. Inc. There are expected to be 27,355,000 Alive Shares subject to purchase warrants and options

ESCROWED SHARES

There are no securities of Alive that are currently held in escrow.

TRADING HISTORY

The common shares of Alive were quoted for trading on the Canadian Dealing Network ("CDN") under the symbol "ALIV" in January 2000. CDN was transferred to the ~~Canadian Venture Exchange ("CDNX")~~TSXV and, effective October 23, 2000~~,~~ the Alive Shares were listed and posted for trading on Tier 3 of TSX Venture under the symbol "YAI.T". Trading in Alive Shares on the Exchange was suspended on January 13, 2003. The last market price at which a trade in Alive Shares was executed was $0.06 on a volume of 61,000 Alive Shares on January 13, 2003. The last high and the last low was $0.06. The last day in which the Alive Shares were available for trading on the Exchange was January 13, 2003. On August 18, 2003 the Alive Shares were listed under the symbol "AII.H" on a separate board of the Exchange called NEX, which provides a new trading forum for listed companies that have fallen below the Exchange's listing standards. No trades have occurred in the Alive Shares since the listing on NEX. The following table sets forth the high and low trading prices and the volume of the Shares traded as reported by the CDN and by the Exchange for the periods indicated:

Period	High	Low	Volume
2000			
First Quarter	$1.15	$0.75	191,500
Second Quarter	$2.70	$0.50	1,960,475
Third Quarter	$2.75	$2.25	226,705
Fourth Quarter	$3.05	$2.10	206,679

2001			
First Quarter	$2.55	$0.24	313,295
Second Quarter	$0.30	$0.04	172,600
Third Quarter	$0.07	$0.04	63,700
Fourth Quarter	$0.03	$0.02	166,000
2002			
First Quarter	$0.03	$0.01	100,650
Second Quarter	$0.02	$0.01	109,400
Third Quarter	$0.04	$0.02	87,000
Fourth Quarter	$0.05	$0.01	1,085,488
2003			
January 1 – 13	$0.06	$0.04	208,000

PROMOTERS

Following completion of the Amalgamation and the Novaking Acquisition, PGM, Norman Brewster (a proposed officer and director), and Peter Miller (a proposed officer and director), will be considered to be the promoters of the Resulting Issuer in that they took the initiative in the reorganization pursuant to the Amalgamation. See "Promoters of Newco" under Part V.

MATERIAL CONTRACTS

Alive has not entered into any contracts presently material to investors in the Alive Shares hereunder within the two years prior to the date hereof except:

1. the Simberi Acquisition Agreement.
2. Securities exchange agreement dated May 27, 2003 between the Company and the shareholders of Renaissance Corporation Pty Ltd. to acquire all of the issued and outstanding shares of Novaking Pty Ltd. (See Novaking Acquisition").
3. Subscription agreements in connection with the private placement of 8,333,721 Shares at a price of US$0.10 per Share for aggregate proceeds of US$833,372.10 (See "Alive Private Placement").
4. Finder's Fee Agreement between Tory, Ryan & Co. Inc. and the Company dated December 20, 2002 (See "Part III Amalgamation between Alive, PPR and Newco").
5. Finder's Fee Agreement between Tory, Ryan & Co. Inc. and the Company dated February 12, 2003 (See "Alive Private Placement").
6. the Amalgamation Agreement

Copies of these agreements will be available for inspection at the registered office of the Company, Suite 800, 366 Bay Street, Toronto, Ontario, during ordinary business hours up to and including the date of the Meeting.

~~It is anticipated that the Amalgamation Agreement evidencing the Amalgamation of the Newco Shares will be entered into after the Effective Date, but prior to closing of the Amalgamation. See "Particulars of Matters to be Acted Upon – Approval of the Amalgamation" herein. [NTD: elsewhere you indicate that it has already been entered into]~~

DIVIDEND POLICY

No dividends have been paid on any class of shares of Alive since the date of its incorporation and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.

AUDITORS, TRANSFER AGENTS AND REGISTRAR

Wasserman Ramsay, Chartered Accountants, through their office at 5140 Yonge Street, Suite 2250, Toronto, Ontario, M2N 6L7 are the auditors of Alive. It is anticipated, subject to shareholder approval, that ~~5140 Yonge Street, Suite 2250, Toronto, Ontario, M2N 6L7~~ Wasserman, Ramsay will be appointed the auditors of Alive following the Alive Meeting.

Equity Transfer Services Inc. is the transfer agent and registrar for the Alive Shares through its office at Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3.

LEGAL PROCEEDINGS

Management knows of no legal proceedings, contemplated or actual, involving Alive which could materially affect Alive or Newco.

EXECUTIVE COMPENSATION

Compensation of Directors

For the fiscal years ended December 31, 2000, 2001 and 2002, Alive paid no cash compensation (including salaries, director's fees, commissions, bonuses paid for services rendered, bonuses paid for services rendered in a previous year, and any compensation other than bonuses earned by the directors for services rendered) to the directors for services rendered in their capacity as directors other than reimbursement of reasonable expenses. However, at various times in the past directors and officers of Alive have been granted options to purchase Alive Shares and it is anticipated, that various directors and officers will received options concurrently with the closing of the Amalgamation. See the section entitled "Stock Options" in Part VI of this Circular.

Executive officers of Alive who also act as directors of Alive do not receive any additional compensation for services rendered in such capacity, other than as paid by Alive to such executive officers in their capacity as executive officers. See "Compensation of Executive Officers".

Compensation of Executive Officers

For the fiscal years ended December 31, 2000, 2001 and 2002, Alive had one executive officer~~, who continues to hold such office and who is also a director~~. "Executive oOfficer" means the chairman and any vice-chairman of the board of directors, president or any vice-president and any officer of Alive or its subsidiary who performs a policy making function in respect of Alive. The aggregate cash compensation, including salaries, fees (including director's fees), commissions, bonuses paid for services rendered, bonuses paid for services rendered in a previous year, and any compensation other than bonuses earned, paid to such Executive Officer, by Alive and its subsidiaries for services rendered during the most recently completed financial year was nil.

Summary Compensation Table

The following table sets forth all annual and long term compensation for services in all capacities to Alive in the past three financial years in respect of individual(s) who were acting in a capacity similar to a chief executive officer (the "N-"Named Executive Officers""). No executive officers earned in excess of $100,000 per annum.

SUMMARY COMPENSATION TABLE								
		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year Ended December 31	Salary ($)	Bonus ($)	Other Annual Compen -sation ($)	Securities Under Options/ SARS (1) Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP (2) Payouts ($)	All Other Compen- sation ($)
John A, Cerenzia(3) President	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Charles Kutner Chief(4) Executive Officer and President	2002 2001	US$52,500 US$70,000	Nil Nil	Nil Nil	200,000 200,000	Nil Nil	Nil Nil	Nil Nil

Notes:

(1) "SAR" or "Stock appreciation right" means a right granted by Alive as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of Alive.

(2) "LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(3) On August 27, 2002, John A. Cerenzia was appointed as President of Alive.

(4) Mr. Kutner resigned from Alive on August 23, 2002. All options ~~which~~ that were granted to Mr. Kutner were cancelled effective December 31, 2002.

Stock Options

The following table sets forth stock options granted in the most recently completed financial year to the current Named Executive Officer.

Name of Optionee	Number of Alive Shares Reserved Under Option	% of Total Options Granted in Period	Exercise Price Per Alive Share	Market Price as at Date of Grant	Expiry Date
John A. Cerenzia	150,000(1)	4.9%	N/A	N/A	N/A

Notes:

(1) These options are contingent upon the approval of the Amalgamation and the Novaking Acquisition and will be subject to certain escrow restrictions. See "Part VII – Information Regarding Post Amalgamation Structure – Escrowed Shares".

The following table sets forth details of the value of unexercised options on an aggregated basis held by the Named Executive Officer as of the Effective Date.

Name	Number of Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options at the Effective Date (#)Exercisable/Unexercisable	Aggregate Value of Unexercised In-the-Money Options at the Effective Date Exercisable/Unexercisable
John A. Cerenzia	Nil	Nil	Nil	Nil

Stock Option Plan

On June 18, 1999, the shareholders of ~~the Company~~ Alive approved the establishment of a stock option plan (the "Plan") relating to the common shares of ~~the Company~~Alive. Eligibility in the Plan is restricted to directors, officers, employees, consultants, service providers and distributors of the Corporation and its subsidiaries. The number of common shares subject to options granted under the Plan is limited to 3,500,000 common shares in the aggregate. As discussed elsewhere in this Circular under the heading "Matters to be Acted Upon at the Meeting", it is proposed to increase the number of Alive Shares for the exercise of options. The exercise price of any option granted under the Plan may not be less than the fair market value (e.g. the prevailing market price) of the common shares at the time the option is granted. Options issued under the Plan may be exercised during a period determined by the board of directors which cannot exceed ten years and are subject to earlier termination upon the termination of the optionee's employment, upon the optionee ceasing to be a director, officer, consultant, service provider or distributor of ~~the Company~~Alive or any subsidiary, or upon the retirement, permanent disability or death of an optionee.. The options are non-transferable.

As at the date hereof, there are outstanding options to purchase 3,055,000 Shares of the Company at a price of $0.15 per Share. These options have been granted subject to the approval of the Amalgamation and the Novaking Acquisition described herein and acceptance by the TSXV. The following table lists the options that have been conditionally granted to insiders and proposed insiders of the Company upon completion of the transactions described herein which options shall be subject to certain escrow requirements (see "Part VII– Information Regarding Post Amalgamation Structure – Escrowed Shares"). The remaining options have been granted to consultants of Alive. There are no assurances that the options described below will be exercised in whole or in part.

Name	Options Granted (#)-[1]	Exercise Price ($/Security)	Market Value of Securities Underlying on the Date of Grant (US$/Security) [2]	Expiration Date
Norman Brewster	500,000	0.15	0.10	June 30, 2008
Peter Miller	500,000	0.15	0.10	June 30, 2008
Peter Gleeson	100,000	0.15	0.10	June 30, 2008
Maurice Steekel	100,000	0.15	0.10	June 30, 2008
John Cerenzia	150,000	0.15	0.10	June 30, 2008

Notes:

1. These options are conditional upon the approval of the transactions described herein and the acceptance of the TSX Venture Exchange.
2. This price represents the last price at which securities of the Company were sold. See "Alive Private Placement".

Long-Term Incentive Plans

Alive has not had and does not currently have any long-term incentive plans, other than stock options to be granted from time to time by the board of directors of which there are currently no options outstanding.

Stock Appreciation Rights ("SAR") and Restricted Shares

No stock appreciation rights or restricted shares were granted by Alive to, or exercised by, the Named Executive Officer of Alive in the three most recently completed financial years.

Stock Option and SAR Repricing

Alive did not make any downward repricing of stock options or stock appreciation rights in the three most recently completed financial years.

Pension and Retirement Plans and Payments Made Upon Termination of Employment

Alive does not have in place any pension or retirement plan. Alive has not provided compensation, monetary or otherwise, during the preceding year, to any person who now acts or has previously acted as a Named Executive Officer of Alive, in connection with or related to the retirement, termination or resignation of such person and Alive has provided no compensation to such persons as a result of a change of control of Alive, its subsidiaries or affiliates. Alive is not party to any compensation plan or arrangement with the Named Executive Officers resulting from the resignation, retirement or the termination of employment of such person.

Employment and Management Contracts

Alive has no employment or management contracts with directors or the Named Executive Officer.

Other Compensation

Other than as herein set forth, Alive did not pay any additional compensation to the Named Executive Officer or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees) during the last completed financial year.

NON ARM'S LENGTH PARTY TRANSACTIONS

Alive has not been party to any transactions with a Non Arm's Length Party during the most recently completed financial year.

INDEBTEDNESS OF DIRECTORS, SENIOR OFFICERS, EXECUTIVE OFFICERS AND OTHER MANAGEMENT

No director, senior officer, executive officer, promoter, member of management, nominee for election as director of Alive or any associates or affiliates thereof is or has been indebted to Alive or any of past its subsidiaries other than routine indebtedness, during the most recently completed financial year.

INTERESTS OF MANAGEMENT AND OTHERS IN MATTERS TO BE ACTED UPON OR MATERIAL TRANSACTIONS

Management is not aware of any material interest in any matter to be acted upon, or any material transaction, direct or indirect, of any director or senior officer of Alive, or of any person beneficially owning, directly or indirectly, more than 10% of Alive's voting securities or any associate or affiliate thereof, other than as follows:

~~RELATIONSHIP BETWEEN ISSUER AND EXPERTS~~

~~Except as otherwise disclosed herein, no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a part of this Circular holds any beneficial interest, direct or indirect, in any securities or property of Alive or of Newco or of an associate or affiliate of Alive or Newco. No such person is expected to be elected, appointed or employed as a director, senior officer or employee of Alive or of an associate or affiliate of Alive.~~

~~Mr. Lorne Albaum, counsel to Alive, is an officer and director of Tory, Ryan & Co. Inc. which~~ that ~~beneficially owns 466,000 Shares. In addition, Tory, Ryan & Co. Inc. will be receiving 2,000,000 Shares as a finder's fee in connection with the Amalgamation. Tory, Ryan & Co. Inc. received a finder's fee in connection with the Alive Private Placement. Tory, Ryan & Co. Inc., has also been granted options to purchase 400,000 Shares at $0.15 per share until June 30, 2008.~~

CONTINUOUS REPORTING OBLIGATIONS TO INVESTORS

Alive is a reporting issuer in Alberta, Ontario and British Columbia and is currently not a reporting issuer in any other jurisdiction. Pursuant to the legislation in Alberta, Ontario and British Columbia, Alive is required to provide to shareholders quarterly unaudited financial statements within 60 days to the end of each quarter and audited financial statements within 140 days of each year-end. In addition, Alive is required to comply with the "continuous disclosure" requirements of the *Securities Act* (Alberta), the *Securities Act* (Ontario), the *Securities Act* (British Columbia) and with the rules of the Exchange.

BOARD APPROVAL

The contents as related to Alive and the sending of this Circular have been approved by the board of directors of Alive.

PART V
INFORMATION REGARDING 2034879 ONTARIO LIMITED

Name and Incorporation

Newco was incorporated by articles of incorporation under the *Business Corporations Act* (Ontario) on October 28, 2003 with an authorized capital of an unlimited number of common shares and an unlimited number of preference shares.. By articles of amendment dated December 5, 2003, the "closely-held issuer" the restrictions were removed and the authorized capital was amended to delete the preference shares and to provide for an unlimited number of Class A Special Shares without nominal or par value to and to provide the rights, privileges, conditions and restrictions attaching thereto. The head office of Newco is located at Suite 700, 347 Bay Street, Toronto, Ontario M5H 2R7 and the registered office of Newco is located at 1 First Canadian Place, Suite 5600, Toronto, Ontario M5X 1E2.

Intercorporate Relationships

Newco does not have any subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS OF NEWCO

Newco was formed by PGM Ventures Corporation for the purpose of holding its interest in the Joint Venture Agreement. Pursuant to an assignment agreement dated December 5, 2003, PGM transferred all of its right, title and interest in the Joint Venture Agreement to Newco in consideration of 39,999,999 Newco Common Shares.

DESCRIPTION OF THE SIMBERI PROPERTIES

Geography and Climate

Papua New Guinea lies wholly within the southern tropics north of Australia and comprises the eastern half of the island of New Guinea (the western half forming Irian Jaya); the Bismarck Archipelago, the main islands of which are New Britain, New Ireland and Manus; the northernmost Solomon Islands of Bougainville and Buka; and the group of islands in the eastern part that include Trobriand and D'Entrecasteaux islands. Papua New Guinea is one of the largest countries in the South Pacific with a land area of approximately 465,000 square kilometres.

The mainland (the eastern half of the island of New Guinea) and larger islands are mountainous and rugged. The highest mountain range rises to more than 4,700 metres. Interspersed in the complex of ranges on the mainland are large upland valleys. The mountains are the sources of fast-flowing rivers that descend to the coastal plains to form some of the largest river systems in the world. The largest, the Sepik and the Fly Rivers, are navigable for upward of 800 kilometres and their estuaries are marked by extended coastal swamps. A line of active volcanoes stretches along the north coast of the mainland and through the island of New Britain. The coastline is ringed by coral reefs, with very few deep, landlocked harbours. The vegetation changes from swamps and savannah grasslands on the coast through tropical rain forest to moss, alpine forest and grasslands in the highlands. The dominant vegetation is dense tropical rain forest.

The climate is tropical and monsoonal with only two seasons, the wet and the dry, regulated by the northwest and southeast airstreams, respectively. Temperatures vary significantly between the coast

(20°C-35°C) and the highlands (10°C-30°C). Rainfall varies from 102 cm per annum in the Port Moresby area to more than 510 cm per annum in some localities.

Simberi is the northern-most island in the Tabar Group. The Tabar Group forms part of an alkaline, basic to intermediate chain of volcanic islands that have a northwest trend roughly parallel to the coast of New Ireland, and are known as the Tabar – Lihir – Tanga – Feni island arc (TLTF). The island groups are roughly equidistant from one another (approximately 75km) and are spread out over a distance of 225km from Bougainville in the south to Mussau in the north. The individual islands in each group are aligned north south. It is thought that the Islands were formed as part of an Island Arc system created in Pliocene–Pleistocene times by the subduction of the Solomon Plate beneath the North Bismark micro plate. The TLTF Group is localized along north-south trending fractures inferred to have formed as tension gash features above the subducting plate. This is supported by the presence of north-south trending gravity anomalies coincident with the island groups.

History

Portuguese navigators in the 16th century recorded the earliest references to New Guinea. The Dutch, French, and English made visits from this time up to the 19th century. However, European colonization did not begin to any degree until 1884 when the two rival powers, Britain and Germany, formally raised their flags on the north and south coasts, respectively. A formal division was made between German New Guinea and British New Guinea (later renamed Papua) in 1886.

Australia assumed responsibility for the Papuan region in 1905. During World War 1, Australia gained control of German New Guinea and administered the country as two independent territories. This dual administration continued until World War II. In 1946 the United Nations approved Australia's mandate to administer New Guinea under trusteeship. At the same time, provisions were made to link the trust territory in an administrative union with the Australian possession of Papua.

In 1949 the Territory of Papua and New Guinea came into being under one administration, and Australia announced its intention to bring self-government and independence. The handover of most Australian-held powers took place at the start of self-government on December 1, 1973. On September 16, 1975 Papua New Guinea became an independent state.

Government

Papua New Guinea is a parliamentary democracy and Queen Elizabeth II is the Head of State represented by a Governor General. The Governor General is appointed on the recommendation of the Prime Minister and acts on the advice of the National Executive Council led by the Prime Minister.

The National Parliament consists of 109 members including the Prime Minister and his Cabinet of 26 ministers elected by universal suffrage for a term of five years. The Prime Minister is elected by and from the Members of Parliament.

Papua New Guinea has embarked upon a system of administrative and financial decentralisation. The country has 19 provinces each with its own provincial government, so that all provinces operate under a system of virtual autonomy. Provincial governments are given grants by the national government to operate such functions as capital works and maintenance, health, education, agriculture and business development in their respective provinces.

Justice System

The legal system in Papua New Guinea is the common law system based on the English and Australian codes. The national judicial system consists of the Supreme Court, National Court, District Court, Local Courts and Village Courts. Land Courts handle disputes over land ownership. The Supreme Court is the country's highest court and the final court of appeal. It also has the authority in matters involving the interpretation and application of the constitution.

The Village Courts have the power to hear simple cases like charges of physical injury or robbery in villages. Magistrates are chosen from among village people and no legal qualifications are required.

PNG Mining Laws

The principal PNG mining laws are the PNG Mining Act, the Mining (Safety) Act and the Regulations under these acts. The PNG Mining Act provides that "all minerals existing on, in or below the surface of any land in PNG, including any materials contained in any water lying on any land in PNG, are the property of" the PNG Government. The PNG Mining Act also provides for a system of licenses and leases, pursuant to which persons are permitted to explore for minerals, develop mines and extract mining products. The Mining (Safety) Act provides for the regulation and inspection of mines and associated works.

In 1990 and 1991, actions were brought in the PNG National Court challenging the constitutional validity of the prior Mining Act on the grounds that the PNG Government's ownership of minerals under privately owned land resulted in an unjust deprivation of property. The actions were dismissed on procedural grounds and thus the merits of the challenge were never decided. When the PNG Mining Act was enacted in June 1992, provisions were included in an attempt to clarify the constitutional status of any compulsory acquisition of property, or deprivation of the use or possession of property, which may be effected by or under the new PNG Mining Act.

The principal mining rights for large-scale operations under the PNG Mining Act are exploration licenses and special mining leases. An exploration license confers the exclusive right to carry out exploration for minerals for a two-year period over a defined area. The holder of an exploration license is required to conduct certain minimum agreed exploration activities during the term of the license. Assuming it complies with the terms of the exploration license and submits an acceptable program for the next period, the holder can generally expect the license to be renewed for additional two-year periods. However, the holder has no legal right to require such an extension. A mining lease with respect to property covered by an exploration license can only be granted to the holder of the license, although the PNG Government is under no obligation to issue a mining lease and could simply allow the exploration license to lapse, in which case a mining lease for the property could be granted to another person.

A special mining lease gives tenure to carry out construction and operations. It can be granted for a term not exceeding 40 years, and may be extended for periods of up to 20 years each. Special mining leases can only be granted after a mining development contract has been negotiated and entered into with the PNG Government and the PNG Minister for Mining and Petroleum has approved the proposal for development. In addition, before the land is occupied for mining purposes, agreement must be reached with the landowners on appropriate compensation. The holder of the special mining lease is then entitled to the exclusive occupancy for mining and mining purposes of the land over which it is granted and owns all minerals lawfully mined from that land. Ownership of minerals thus passes from the PNG Government to the holder of the special mining lease at the point when the minerals, or the mineral bearing ores, are extracted from the ground.

The holder of a special mining lease is obligated to pay a royalty to the PNG Government equal to 2.00% of either the FOB value of the minerals, if they are exported without smelting or refining in PNG, or the net smelter returns from the minerals, if they are smelted or refined within PNG.

Exchange Controls

Since achieving self-government in 1973 and independence in 1975, PNG has maintained a consistent policy of welcoming direct foreign investment in most activities and foreign investment in the mining sector in particular. The Investment Promotion Act assures investors that they will have the right to remit after-tax profits and to make external debt-service and supplier payments and that there will be no expropriation without adequate compensation.

The PNG Central Banking (Foreign Exchange and Gold) Regulations generally require PNG companies to transfer all of their non-Kina revenues (i.e. all revenues not denominated in local currency) to PNG and convert them into Kina. The prior approval of the PNG Central Bank is required to convert funds from Kina into other currencies. However, as is ordinarily the case with large mining and petroleum projects in PNG, under the Mining Development Contract PNG Government has agreed to ensure that the PNG Central Bank will grant to the company permission to retain certain of its funds in other currencies in, and to convert and transfer its Kina funds into offshore accounts.

The Kina is subject to exchange controls. There is a limited and inefficient market for the Kina and no assurance can be given that the company will be able to convert any Kina funds it has into other currencies at rates comparable to those at which funds were initially remitted to PNG or at all.

Mining Rights

Under the PNG Mining Act 1992 a developer may apply for a lease for mining purposes ("LMP") to cover ancillary areas required to support mining areas.

Simberi Gold Mining Company ("Simberi Gold") is a company incorporated in Papua New Guinea. Its main business is the exploration of the Tabar Island Group. It is a subsidiary of Nord Pacific Limited, a company with offices in Sydney, Australia, and Albuquerque, NM, USA.

The project is located on Simberi Island where Simberi Gold holds Mining Lease No.136 (ML 136). Pursuant to the Joint Venture Agreement , Nord Australex Nominees (PNG) Limited owns Exploration License No.609 (EL 609),Pigiput Plantation – State Lease and Pikung Plantation – State Lease (now with a licensed Class Z grassed airstrip).

The exploration license (EL 609) includes property on the adjacent islands of Tabar and Tatau.

Extensive detailed exploration on the prospects has been completed, including soil and auger geochemical surveys, bulldozer benching and channel sampling, and drilling, and has established a substantial exploration camp that can accommodate up to 50 people. These assets are also owned by Simberi Gold.

The Tabar Joint Venture ("TJV") was established in 1982 by Kennecott Explorations (Australia) Ltd ("Kennecott") 61.6%, Nord 30% and Niugini Mining Ltd ("Niugini Mining") 8.4%. Exploration by the partners initailly identified the mineralized areas on Simberi Island.

In 1993 Nord became the sole owners of the EL and took over the management of the project after acquiring Kennecott's and Nuigini Mining's interests for US$1,456,000. Both Kennecott and Nuigini Mining have the option to re-acquire 50% (Kennecott 44% Niugini 6%) of the project if feasibility

studies indicate that the project can produce 150,000 ounces or more of gold annually for a minimum of five consecutive years. The opition must be exercised within 6 months of the completion of the feasibility study and requires the payment of 2.5 times Nord's expenditures to that date.

PGM entered into a joint venture agreement with Nord in November 2002 for the above properties on the following terms:

- Acquired an intital 25% interest in ML 136 for a payment of US$375,000;
- Can earn an additional 25% in ML 136 through the expenditure of US$1,500,000 in exploration and development costs within 18 months;
- On completion of raising the project financing PGM will earn an additional 1%;
- PGM can earn a 50% interest in EL 609 if it has acquired a 50% interest in ML 136 and expends US$ 2 million prior to the end of 2006;
- If Nord does not participate in its share of the project financing it can be diluted down to a 15% holding resulting in PGM owning 85% of the project.

On December 8, 2003, Newco closed the Newco Private Placement, pursuant to which 6,000,000 Newco Class A Special Shares, 6,000,000 Newco Warrants and Subscription Receipts entitling the holders to acquire without paymennt of additional consideration, 14,000,000 Newco Class A Special Shares and 14,000,000 Newco Warrants, were issued. Of the gross proceeds raised, $1,500,000 was released to Newco on closing and $3,500,000 was placed in escrow pursuant to an escrow agreement dated December 8, 2003 among Standard Securities Capital Corporation, McFarlane Gordon Inc. and Newco. There are a number of conditions required to be satisfied in order to release the escrowed proceeds including the completion of the Amalgamation, the approval of the Novaking Acquisition and the receipt of all required shareholder and regulatory approvals therefor. In addition, the Newco Compensation Options were issued to the Agents in connection with this offering.

Pursuant to the Assignment Agreement, Newco acquired all of PGM's right, title and interest in and to the Joint Venture Agreement. In addition, under the assignment and direction agreement, PGM assigned to Newco its right to receive the amount of $542,481.06 from Alive, which had been owing to PGM by Alive in connection with its obligations related to the Simberi Acquisition Agreement. Newco issued a promissory note dated December 5, 2003, in the principal amount of $542,481.06 to PGM, which note is payable within 90 days of demand for payment.

Since the closing of the Newco Private Placement, Newco has made expenditures under the Joint Venture Agreement, which, when taken together with previous expenditures made by PGM have exceeded the amount required for Newco to earn a 50% interest in the Mining Property under the Joint Venture Agreement.

Exploration

The main ground techniques used in the exploration for gold mineralization on Simberi were systematic reconnaissance stream sediment and rock chip geochemical surveys, ridge-and-spur and auger geochemical soil surveys, bulldozer benching and associated channel sampling, diamond core and reverse circulation percussion drilling, and IP geophysical surveys. In addition, airborne radiometric, magnetic and side-looking radar surveys were completed, as well as colour air photography.

The bulldozer benching and IP geophysical surveys were the main tools used by Nord to focus on areas of anomalous gold geochemistry, with a view to subsequent testing by drilling. Bulldozers were used to expose bedrock, which could be subsequently sampled and mapped along extensive traverses. The

benches were sited along strike of mineralization, or within zones of anomalous gold geochemistry that had been previously identified either by soil sampling, rock chip sampling or benching. The benches invariably followed ridge contours and were excavated to depths of 2m to 4m. Continuous 5m horizontal channel samples were taken along the sides of the benches. In areas of weak alteration, 10-meter channel samples were collected, and areas that were obviously barren were mapped but not sampled.

After each bench had been sampled it was mapped at 1:100 scale. "Cartoon" cross-sections of the benches were produced, which depicted the geology and any structures present. The geology and the structures could then be directly related to the grade of the channel sample for each five-meter interval of the bench, enabling geologists to determine which lithologies or structures were predominantly associated with anomalous gold grades.

During mapping, special attention was paid to the orientation and declination of fractures and joint sets to determine which set had the most influence on grade. This information was later used in planning drilling programs.

Between 1984 and 1997 a significant amount of exploration had been completed by the TJV and Nord on the Simberi Island deposits totalling:

Deposit	R/C holes	R/C Metres	Diamon d Holes	Diamond Metres	Number of Composites	Number of Channel samples
Sorowar	205	18,785	27	4,165	4,530 (5m)	1,285 (5m)
Botlu	135	8,565	15	3,027	1,421 (2m)	565 (5m)
Pigibo	38	3,745	3	568	1,127 (1m)	
South Samat	111	7,908	12	1400	524 (2m)	47 (5m)
North Samat	112	8,545	3	348	806 (2m)	308 (5m)
East Samat	95	4,313	3	348	713 (2m)	229 (5m)
Pigiput	87	11,112	25	5,705	2,354 (5m	282 (5m)
Total	783	62,973	88	15,561	11,475	2,716

There are no adjacent operating properties on Simberi Island itself, or on the other islands of the Tabar Group. However, there are numerous gold and base metal prospects on the other two main islands in the Tabar Group, within EL609, that merit additional exploration.

The following properties are in the exploration stage and without a known body of ore. The proposed exploration programs are for exploratory searches for ore. Newco will review the data and information relating to the exploration work that has been done to date in order to decide whether to proceed with further exploration.

Daramba

A copper and gold prospect located on the east coast of Tatau Island. Diamond drilling of a 1.1km long by 600m wide NS trending >300-ppm Cu soil anomaly was completed in June 1996. Results were poor with the highest recorded intercept being 12m @ 0.23% Cu from 43m in DA 05 and 7m @ 0.80g/t Au from 10m also in DA 05. An IP gradient array survey was completed over the Daramba prospect in June 1997. This survey identified a 1.2 Km long by 200m wide north-south striking chargeability anomaly which coincides with the >300ppm copper soil anomaly.

Tugi Tugi

Gold was initially discovered at Tugi Tugi on the east coast of Tatau Island in the 1930's. Several small hard rock and alluvial workings occur within the prospect. Soil sampling and trenching by the TJV in 1988 and by Nord in 1995 identified a broad >0.2 g/t gold anomaly. Kennecott drilled 14 RC holes totalling 1729m in 1989, and Nord drilled an additional 18 holes totalling 785m in 1996. Narrow zones of gold mineralization were intersected by the holes i.e. 2m @ 7.50 g/t Au and 1m @ 10 g/t Au.

Talik and Talik West

A soil auger program first identified the Talik and Talik West prospects in central Tatau Island at the end of 1995. Subsequent bulldozer benching at these prospects in 1996 and early 1997 defined copper and gold anomalies within each prospect. At Talik a 500m by 250m area of >0.1 g/t Au, with Cu to 2000 ppm, was identified, while at Talik West a 200m by 75m area of >0.1g/t gold, with Cu to 1000ppm, was delineated. An IP gradient array geophysical survey was completed over the Talik prospect in July 1997. A broad, strong chargeability anomaly that strikes northeast for 350m was identified in the southwest corner of the prospect.

Kupo

A copper-gold anomaly was identified by the TJV near Kupo, on the west coast of Tatau Island, in 1991. An outcrop sample from Pakinapote Creek, with visible malachite staining, assayed 3 g/t Au and 8% Cu. In 1997, and in several short campaigns since then, Nord confirmed this anomaly with samples taken of rock float, rock outcrop and –80# stream sediments from Pakinapote Creek and a number of other westward flowing creeks draining the central and north west areas of Tatau, namely the Pekat, Kupo, Kasep, Savungnuta, Margaret and Buka Creeks From this work the Kupo – Pakinapote area was identified as having the greatest potential to host copper and/or gold mineralization. Detailed rock chip sampling, hand dug benching, limited bulldozer benching and a waker drilling program was carried out at the Kupo prospect by Nord in 1997. Results from Nord's creek traverses returned values of up to 4520 ppm Cu, 7380ppm Zn, and 0.89 g/t Au. The best intercepts from the benching included 50m @ 0.55 g/t Au and 30m @ 0.72 g/t Au and a 300m by 200m, and a >300 ppm Cu and > 0.1 g/t Au coincident copper-gold anomaly was identified by the shallow Waker drilling.

The West Tatau Prospects

The TJV identified numerous gold prospects in the southwest corner of Tatau, the main ones being Mt Letam, Mt Tiro, Nalu, Makopen and Pepewo. These prospects had strong surface gold geochemical anomalies identified by soil sampling and benching, and several of them were drilled. Drilling results were patchy with many zones of anomalous gold intersected. Limited IP surveys were also completed over specific prospect areas. Nord has not undertaken any exploration work over this area since taking over the management of EL 609 in 1993, as Nord's focus was on the Simberi gold deposits. However, a desktop review by Nord of past exploration data showed that, pending a new phase of exploration including IP geophysics, potential exists in this area for the discovery of additional gold oxide and sulphide resources which could be used to feed an existing mine on Simberi or be part of a stand alone operation on Tatau.

Banasa

Exploration at the Banasa copper-gold prospect, in the south of Tabar Island, by the TJV comprised rock chip channel sampling, hand dug benching, auger sampling, the one diamond drill hole, BA01, in 1989. BA01 intersected hundreds of metres of anomalous copper and gold values, indicative of a weak porphyry system. The work centered on a vegetation anomaly on a topographic high within the Banasa caldera, called Mt Potombar. A coincident gold, arsenic and copper anomaly occurs on the hill, and on ridges and in valleys adjacent to it. In November 1997 Nord sampled a shallow auger grid over the prospect, and confirmed a >500 ppm copper anomaly covering a 450m by 200m area centered on Mt Potombar, partially coincident with a 250m long by 100m wide >0.10 g/t Au anomaly. Both anomalies remain open to the west.

Environmental Considerations

The JV completed initial environmental studies when the feasibility study was undertaken by NSR Environmental Consultants ("NSR") delivered to the Department of Mining and Petroleum in September 1996. These studies are now being updated as part of the process to complete a revised study. The mine will process all mined material and the tailings will have a deep-sea disposal.

Accordingly, the study addressed the environmental impacts associated with:

- Open cut mining operations and haul roads.
- Treatment operations.

- Pipeline and powerline corridors.
- Submarine tailings disposal.
- Project infrastructure.
- Salient areas of environmental concerns that were addressed included:
- Elimination of all waste dumps through adoption of bulk mining techniques that process all mined material.
- Progressive rehabilitation of the pits to minimize soil erosion.
- Provision of engineering safeguards in the design of pipelines.
- Minimization of soil erosion on all access and haul roads
- Minimization of dust generation from crushing and conveying operations and adequate containment of chemicals and reagents at the process plant
- Compliance with air quality and water quality regulations including stormwater management
- Minimization of soil erosion by collection of runoff for use in processing of ore.
- Provision of a proven and accepted submarine tailings disposal method.
- Conservative design parameters to ensure compliance with cyanide and solid sediments criteria.

Prior to the commencement of construction, Simberi is required to implement an Environmental Management and Monitoring Program (EMMP) ~~which~~ that incorporates a Pre Construction Base Line Program and a Construction Monitoring and Operating Program.

In summary, the EMMP has two parts. The first part implements the Project's environmental management policies and procedures. The second monitors the Project's effects and its compliance with regulatory permits and licenses.

Nord Pacific through its representative, NSR, submitted a draft EMMP to the DEC on 19 May 1999 and is now in the process of updating the study to 2003 standards.

Agreements with PNG Government

There is a Memorandum of Agreement ("MOA") dated December 1996 that details the relationship among the National Government, the Provincial Government, the Simberi Landowners Association and the Tabar Community Government during the project life.

Pursuant to the MOA a mining lease ML136 was granted by the Papua New Guinea Department of Mining ("DoM") for the mining and exploitation of the Simberi oxide deposits. The initial term of the Mining Lease is 12 years to 3 December 2008. This term may be extended in accordance with normal procedures and it is Nord Pacific's intention to extend the lease to cover the Project's mine life upon committing to Project construction.

The standard conditions of the Mining Lease are summarized as follows:

- Nord Pacific complies with the Mining (Safety) Act Chapter No. 195A and its Regulations.
- Nord Pacific complies with the conditions imposed by the Department of Environment and Conservation and those conditions set out by the Bureau of Water Resources.
- Nord Pacific provides the DoM with production reports every six months incorporating monthly production figures gained as a result of the lease.
- Nord Pacific submits the open-pit mining plans to the Chief Inspector of Mines six weeks prior to the commencement of mining operations.
- Nord Pacific submits to the Chief Inspector of Mines all construction and mine plans.
- Other standard provisions including conditions relating to land use and mine closure.

The Project specific conditions of the Mining Lease are summarized as follows:

- The Project to be developed is defined within the 1996 Feasibility Study of the Simberi Oxide Gold Project prepared by Lycopodium to be replaced by the 2003 study.
- Nord Pacific shall have commenced production of gold by 31 December 1998. This condition has subsequently been extended to 31 December 2002 and a further extension has been obtained until December 31, 2004.
- Nord Pacific is required to provide an alternative water supply to any village or hamlet whose normal water supply is impacted by the Project.

This last condition has already been addressed. In 1998 Nord Pacific drilled and installed 4 hand driven bore pumps in the potentially affected areas of Monun, Lasples, Piginol and Bueri/Bekou. The installed hand pumps can extract 15 litres of water per minute. The water has been chemically and bacterially analyzed and certified as suitable for domestic use.

It should be noted that the Project could use salt water from time to time for its process water should there be a fresh water shortage.

Nord Pacific shall maintain drainage channels draining from areas affected by mining which pass through villages in a state ~~which~~ that minimizes flood impacts on village areas.

Further, the Mining Lease acknowledges "it is planned to continue exploration and evaluation of any sulfide resources which may be identified within the Mining Lease for future development if proven to be economic".

Government Participation

The PNG government has no interest in the project. However, both Kennecott and Niugini Mining have a back-in right to acquire 44% and 6% respectively if feasibility shows the capability to produce in excess of 150,000 oz per year for a minimum of 5 consecutive years. Acquisition of the interest requires the payment of 2.5 times the total expenditures made by Nord.

-SIMBERI PROPERTIES

Alive has obtained a legal opinion from Allen Arthurs Robinson, International Lawyers, Port Moresby, Papua New Guinea that states that:

(i) Mining Lease 136 was issued in December 1996 to Simberi Gold Company Limited;
(ii) Exploration Licence 609 was issued on 6 May 1985 to Nord Australex Nominees (PNG) Pty Ltd and is currently held by that company;
(iii) State Lease Volume 96 Folio 175 was issued on 30 August 1985 and a transfer to Nord Australex Nominees (PNG) Pty Ltd was registered on 26 July 1994;
(ii) registration has been made in all public offices provided for under the laws of Papua New Guinea where such registration is necessary or desirable to preserve or protect Mining Lease 136, Exploration Licence 609 and State Lease Volume 96 Folio 175 respectively.

This opinion is qualified by the following:

(a) no opinion was expressed as to any laws other than the laws of Papua New Guinea; and

(b) reliance on a search of public records of the Department of Mining undertaken on 8 October 2003 and 20 October 2003, and the Department of Lands undertaken on 20 October 2003. There was no warranty that the records searched were up to date or complete; however, no specific reason was expressed to believe they were not.

Allens Arthur Robinson is independent of Alive, Newco and PGM ~~Ventures Corporation~~.

~~The Company~~ Alive has obtained a Report on the Simberi Properties, prepared by Michael Newbury P.Eng., CIMM, dated April 3, 2003 (the "Newbury Report"). Mr. Newbury is a registered professional engineer providing consulting services to the mining industry. Mr. Newbury is neither an officer nor director of Alive. He is currently a director of PGM, which controls Newco; however, at the time of the Newbury Report, Mr. Newbury was neither an officer nor a director of PGM, its associates and affiliates. Neither Mr. Newbury, nor his family members have any material interest, direct, indirect or contingent in Alive, Newco, PGM, Renaissance, and Novaking~~,~~ nor in any of the mineral properties included in the Newbury Report, nor in any other Alive, Novaking or PGM asset, nor has any interest existed in the past. Mr. Newbury has prepared the report strictly as an independent expert.

A complete copy of the Newbury Report, portions of which are quoted verbatim or are paraphrased herein, will be available for inspection at the registered office of the Company during normal business hours from the date of this Circular and for a period of 30 days after the Meeting, as well as with the Company's other disclosure documents on the SEDAR website at www.sedar.com. All Figures and tables herein are from the Newbury Report.

Mr. Newbury has independently reviewed and agrees with the information set forth below relating to the Simberi Properties.

The following discussion describes the geology and mineral resources of the exploration assets of Simberi Gold. All of the properties subject to the Joint Venture Agreement are either in the exploration stage or the development stage and are without a known body of commercial ore. The surface oxides located on Mining Lease No. 136 represent mineable reserves that are in the pre-production stage. The proposed exploration programs relating to Exploration License No. 609, the Pigiput Plantation and the Pikung Plantation are exploratory searches for ore.

The gold prospects on Simberi are located in the eastern half of the central volcanic core within an epithermal alteration system of 4 Km by 2 Km. The oxide gold mineralization varies between a few metres to 50 metres in thickness and favours higher elevations.

The main ground exploration techniques used to delineate the gold mineralization on Simberi were systematic reconnaissance stream sediment and rock chip geochemical surveys, ridge-and-spur and auger geochemical soil surveys, bulldozer benching and associated channel sampling, diamond core and reverse circulation percussion drilling, and IP geophysical surveys. In addition, airborne radiometric, magnetic and side-looking radar surveys were completed, as well as colour air photography.

Between 1984 and 1997 a significant amount of exploration was completed on the Simberi deposits.

The oxide Mineral Resources for all deposits except Pigibo are located between the topographic surface and an interpreted base-of-oxide surface and the estimates were made using multiple indicator kriging (indicator kriging with separate parameters for each grade class) of block gold grades, and block bulk densities were estimated based on depth below surface. The Mineral Resources at Pigibo were estimated by inverse distance weighting squared.

The Mineral Resource inventory estimated by Nord in both 1996 and 1998 was based on all the exploration data available at that time, and was reported in accordance with Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves, July 1996 (the "JORC Code, 1996"). According to the Newbury Report, the definitions for Measured, Indicated and Inferred resources under JORC 1996, JORC 1999 and CIMM 2000 are similar and that the estimate of resources under JORC is equivalent to an estimate that would be made under CIMM 2000 standards. Therefore we recommend no changes, and confirm that under CIMM 2000 the resource estimate would be the same as those presented in this report. (See "Interpretation and Conclusions").

Snowden Mining Industry Consultants (Pty) Ltd, using the 1996 and 1998 data, has estimated that the deposits contain a total of 28.9 million tonnes of oxide Resource with an average grade of 0.86 g/t AU, using a cut off grade of 0.01 g/t. The Measured and Indicated component of this Resource is 14.2 million tonnes with an average grade of 1.01 g/t Au. Samat North and Samat South also contain 174,000 tonnes of transitional material with an average grade of 2.87 g/t Au that is classified as Indicated. The use of the 0.01 g/t Au cut-off is applicable as Nord's proposed mining method will have all material mined (ore, mineralized material below economic cut-off grade and waste) fed through the mill. The reason for this is that the proposed mining method calls for the crushing and slurrying of mined material at each pit, on or near a ridge crest, and transport of the slurry by pipeline to the CIP plant on the coast. Disposal of tailings is by slurry pipeline offshore, and no mined waste remains on surface at the pit sites.

Nord also requested that Snowden report Inferred Resources that lie within the optimal Measured and Indicated pit shell.

Deposit	**Physicals**							
	Measured		Indicated		In shell Inferred *1		Waste tonnes	Total tonnes
	Tonnes	Au (g/t)	Tonnes	Au g/t	Tonnes	Au g/t		
Sorowar	3,413,587	1.31	928,900	1.16	200,330	1.09	127,007	4,669,914
Pigibo					1,745,926	1.04	205,226	1,951,152
Botlu South	1,045,590	1.20	241,643	1.56	21,760	1.42	50,741	1,359,734
Pigiput	395,560	1.32	231,350	1.23	30,005	1.54	4,225	661,140
Samat East			270,518	1.61	2,942	1.29	260	273,720
Samat South	159,294	4.60	11,612	4.06	526	4.20	2,357	174,795
Samat North	180,690	3.12	11,294	1.53	264	4.25	290	192,538
Total	**5,194,721**		**1,695,317**		**2,001,753**		**390,106**	**9,281,897**

Notes:

*1: With the exception of Pigibo, the Inferred material reported in the above table represents that part of the Inferred Resource that lies within the optimum pit shells generated using Measured and Indicated Resources only. For the purpose of optimization of the Measured and Indicated Resource, this Inferred material had a zero recovery applied, and as such was reported as waste in the base case optimizations. In the case of Sorowar, the optimization reports a waste tonnage of 327,337 tonnes of which 200,330 tonnes is Inferred material.


See enlargement
at right for detail
Tabar Islands
N
W
E
S
Tabar Islands

Figure 1

History

The TJV commenced exploration of the three main islands (Simberi, Tatau and Tabar) that make up the Tabar Group in 1982. It was managed by Kennecott until 1993 when Nord acquired Kennecott's and Niugini Mining's combined 70% in the Simberi Mining Lease.

A regional reconnaissance geochemical ridge-and-spur soil survey, and a stream sediment, float, and pan concentrate survey of the main drainages, were commenced in 1982 on Simberi, Tatau, and Tabar Islands. This exploration identified a large gold-anomalous area some 2Km wide by 4Km in length on the eastern side of Simberi Island. Follow up work on Simberi Island included geological mapping, rock chip sampling and additional ridge and spur soil sampling that delineated several zones of gold mineralization on the eastern side of Simberi in 1983 and 1984, named Manumbur, (later called Sorowar), Pigiput and Samat. In 1984 and 1985 two diamond drill holes were drilled at Pigiput. These holes, totalling 526.6 metres, intersected wide low-grade gold mineralization in the oxide zone and narrow high-grade sulphide gold mineralization at depth, which provided encouragement for further work.

Between 1985 and 1987 twenty-five diamond drill holes totalling 5,546 metres, were drilled at the Pigiput, Sorowar, Botlu and Samat prospects. Detailed surface rock chip and soil sampling continued increasing the size of the previously defined anomalous areas and new areas of anomalous gold mineralization were identified at Pigicow and Darum creek. Additional ridge and spur soil sampling was undertaken north of Pigiput in Monun Valley.

Between 1988 and the end of 1991 airborne magnetic and radiometric surveys were flown over the Tabar Island Group, involving approximately 1200 line kilometres of flying. The survey confirmed that a strong magnetic and radiometric response typical of alteration associated with an epithermal system was present over east Simberi Island, and identified other anomalies on Tatau and Tabar. The Kekenminda

prospect on Simberi Island was identified by this survey. A total of twenty seven diamond holes totalling 5,490 metres and four hundred and forty seven reverse circulation air core holes totalling 41,768 metres were completed at the Samat, Sorowar, Pigiput, Botlu, and Pigicow prospects, as a result variable thicknesses of oxide gold mineralization were discovered, either directly overlying a sulfide source at depth, or distal from sulfide mineralization.

The drilling delineated possible mineable surface oxide and sulphide mineralization at Samat, Sorowar, Pigiput and Botlu. Preliminary geological resource estimates were made for Pigiput and Samat.

No significant exploration activities were carried out on Simberi from 1991 to 1994.

In 1994 the exploration camp at Pigiput was re-established, and geological mapping and sampling of benches at Sorowar, Botlu and Samat was initiated. Nine RC holes totalling 307m were drilled in the Pigiput plantation for engineering purposes. CPS Palanga, independent surveyors based in Port Moresby, completed detailed topographic surveys of the Sorowar, Pigiput and Samat prospects. Twenty diamond holes (totalling 1,619m) were drilled at Sorowar, Samat and Pigiput, 178 reverse circulation drill holes for 7,951.6m were drilled at the Sorowar, East Samat, Pigiput and North Samat prospects

A pre-feasibility study was completed on the Simberi Gold oxide resource in early 1996, and a feasibility study was completed by Lycopodium in mid-1996. A Mineral Resource for oxide material was delineated, consisting of 11.87 million tonnes with an average grade of 1.16 g/t Au, containing 440,000 ounces of gold, and an Ore Reserve of 4.4 million tonnes with an average grade of 1.54 g/t Au, containing 220,000 ounces of gold. Nord was granted Mining Lease ML136 in December 1996 over the East Simberi Prospects.

Total expenditures on exploration and feasibility studies from January 1994 to December 1996 by Nord was approximately US$7,500,000.

In late 1996 four diamond holes totalling 384.2 metres were drilled, at Botlu and at Samat, and twenty-seven reverse circulation holes totalling 1,108m were drilled at Sorowar and Samat. In 1997, two hundred and fifty four RC holes for 17,836 metres were drilled at Sorowar, Pigiput, Botlu, Pigibo, Pigicow, Bekou and Kekenminda. Twenty-one diamond holes totalling 5,236 metres were also drilled. In 1998, updated Mineral Resource estimates using this new drill data showed that the oxide Resource had increased from 11.9 million tonnes to 19.7 million tonnes at a similar gold grade of 1.2g/t in the existing deposits, and in two new deposits at the Botlu and Pigibo prospects. The proposed mine life was increased to seven years.

In addition, in 1997 an induced polarity gradient array survey covering an area of 4.78 km^2 and 13.4 line km of dipole-dipole IP surveys were completed over the East Simberi prospects, and contributed to the identification of drill targets. Approximately US$3,800,000 was spent on exploration work within ML 136 in 1997. Lycopodium Pty. Ltd. updated the capital and operating costs of its 1996 study in 1999 that confirmed the technical parameters for the Project.

In late 2002 Nord completed a joint venture agreement with PGM to re-activate the Project as a result of the higher gold prices. The technical data was reviewed, and Snowden in January 2003 completed a new pit optimization in January 2003.

Geological Setting and Mineralization

The gold prospects on Simberi are located in the eastern half of the central volcanic core within an epithermal alteration system of 4 km by 2 km. The oxide gold mineralization varies between a few metres

to 50 metres in thickness and favours higher elevations. The grade of the mineralization is related to the degree of fracturing of the host rocks.

All the main gold prospects on Simberi are concentrated in a north-south corridor on the eastern side of the Island, coincident with a strong airborne geophysical radiometric and magnetic anomaly typical of alteration associated with an epithermal mineralization system. They were initially delineated by ridge and spur geochemical soil sampling and systematic channel sampling, and are enclosed by the >0.2 g/t Au contour. An exception is the Kekenminda prospect that was identified by the airborne radiometric survey and was subsequently soil sampled with limited first pass drilling.

All the prospects on Simberi crop out on or near ridge crests, the reasons for which are not clear. It is possible that:

- They lie on major fault structures that have caused them to be thrust up; or
- Quartz K-feldspar alteration has made the ridges more resistant to weathering than the surrounding unaltered country rocks; or
- They are underlain by a large intrusive which may have forced them up; or
- A combination of the above.

From surface mapping and diamond drill core logging at all the prospects, the gold mineralization appears to be strongly structurally controlled. Gold mineralization is not litho-specific and can be found in volcanoclastic sediments, porphyry lavas, and intrusives or bedded sediments. Where certain sets of sub-vertical to vertical structures are present anomalous gold grades are present (>0.2 g/t Au). If no structures are present only background gold values are encountered (< 0.2g/t Au). This is best demonstrated in bedded mudstones that crop out at Sorowar.

Generally the mudstones are barren and contain less than detectable gold grades, but where they have been cut by sub-vertical fractures, grades of >6.0 g/t Au have been recorded. The mineralized fractures vary in size from a few mm wide to 10cm wide. They are invariably lined with limonite (after pyrite), and occasionally contain minor quartz. Where high grade gold values occur (>15g/t) these fractures contain limonite laminae, possibly representing several pulses of mineralizing fluids. The predominant orientation of these mineralized fractures varies from prospect to prospect. At Sorowar, Pigiput and Pigibo they are predominantly orientated east west, or WNW-ESE, while at Botlu and Bekou they appear to be orientated 315° to 135°. Gold mineralization is also localized along the contact margins of porphyry intrusives and volcanoclastics. These contact margins are invariably brecciated and it is possible that they provided channel ways for mineralizing fluids.

In the oxide zone gold mineralization is intimately associated with anomalous arsenic values. Where high gold values occur (>0.5 g/t Au), high arsenic values also occur (usually >500ppm As). High silver values do occur but appear to have no direct association with gold grades. Depletion of base metals such as zinc, lead and copper has occurred in the oxide zone, and assay results for these elements are generally low and cannot be directly correlated with gold grades. In general the base metals form a broad halo around high-grade gold mineralization, and there appears to be an inverse relationship between high gold values and base metal values. The sulphide content of the rocks has no bearing on the gold grade. Rocks can contain 20% sulphides but contain no gold or 2% sulphides and have high gold grades; the reverse is also the case. At all the prospects on Simberi widespread disseminated pyrite mineralization is observed. The pyrite content of the rocks can vary from < 0.5% to > 20%. This style of pyrite mineralization occurs as small euhedral crystals finely disseminated throughout the rock mass. In the volcanoclastic sediments the pyrite occurs within the clay matrix or the clasts. Disseminated pyrite is also common in the feldspar porphyries and laminated mudstones. This type of pyrite mineralization is considered to be the result of

an alteration event that occurred prior to the gold mineralization, and is not usually associated with higher-grade gold mineralization. This is demonstrated at the Pigiput prospect where thick sequences (>50m) of pyritic volcanoclastic sediments crop out on the northern side of Pigiput ridge but contain little or no gold.

These pyrite rich sediments do, however, have a strong gradient array IP signature and even though they may not contain gold mineralization themselves, they highlight areas of strong alteration that could be associated with gold bearing zones. Where very fine-grained pyrite and/or marcasite occur in veins or as infill in fractures, elevated gold values are present. This type of mineralization is also evident in fluid breccias, and/or crackle breccias, and where this occurs gold values in excess of 100g/t have been intersected in drilling.

Quartz veining is not commonly seen on Simberi. However at the Botlu and Pigibo prospects quartz veining is relatively common compared to the Sorowar and Pigiput prospects, and several veins (to 5cms) have been intersected in benches. When quartz veins are present elevated gold values occur. Minor quartz veining is associated with the high-grade gold zones intersected at the Pigiput prospect. Aluminum silicate clay veins (halloysite) are present at most of the prospects on Simberi, most commonly at Sorowar, and are indicative of elevated gold values. They appear to occur predominantly in the more competent porphyry lithologies.

Visible gold is rarely seen on Simberi, and results from petrological studies of drill core and sulphide concentrates show that it occurs as very fine-grained specks in the pyrite lattice or as minor specks of gold in pyrite. For example, a single petrographic sample at X500 magnification contained pyrite grains specked with micro gold particles to 0.002mm in size. Traces of gold have also been identified in marcasite. The mode of gold occurrence has not been precisely defined and in many cases the amount of gold observed in petrological work is inadequate to account for the gold assays reported. It is possible that a significant amount of the gold is invisible and is in solid solution in the pyrite or arsenopyrite lattice. Coarse gold (specks up to 1mm in diameter) have been observed in rare quartz veins exposed in benches, and alluvial gold has been panned in Botlu and Matanabol Creeks, which drain the Sorowar Prospect. The alluvial gold found in Matanabol creek is different in nature to that at Sorowar, that is, it is coarse and wiry and is associated with quartz veining, as opposed to the very fine-grained gold associated with pyrite. It is probable that the gold in Matanabol Creek has a different source or was formed in a separate mineralizing event to that seen at Sorowar.


LEPA
LOMAL
LIWAN
SAMAT
BODAR
KEKENMINDA
BORONGUTZ
SOTEKNU
CHOKEMBECIL
POBUK
LAWA
N
ML136
2560 hectares
Kekenminda
Sorowar
Deposit
Patan
Prospect
MONUN
TALAMUK
TONGOTZ
Pigibo
Deposit
Pigiput
Deposit
Darum Creek
Botlu
Deposit
Pigicow
Prospect
North
Adora
PIGIPUT BAY
South
East
PIGIPUT
PLANTATION
Bekou
Prospect
Samat
Deposits
PIKUNG
PLANTATION
Airstrip
LASPLES
KATATAR
PIGINOL
BUERI
SUNDAMAT BAY
BEKOU

NORD PACIFIC LIMITED

EAST SIMBERI ISLAND.
ML136, prospects, and other geographic information.

Scale: 1: 40000 | Date: 18-Jun-99

LEGEND
Grey line - ML136 Boundary
Green line - Plantation boundaries
Yellow Shapes - Oxide Pit Shells

Mineral Resources Estimates

Nord exploration on Simberi Island since 1994 has resulted in the estimation of a Mineral Resource inventory in both 1996 and 1998. The Mineral Resource estimates in 1996 for the Sorowar, Pigiput, Samat South, Samat North and Samat East near-surface oxide gold deposits were included in a feasibility study by Lycopodium in 1996 and subsequently up-dated in 1999.~~[clarify which one this was – 1996 I believe]~~ and subjected to review and audit. The Mineral Resource estimates in 1998 were updated for the Sorowar deposit, and estimates for the Botlu South and Pigibo near-surface oxide gold deposits were added to the inventory, based on extensive additional drilling and surface channel sampling during 1997. The Mineral Resources for all deposits except Pigibo were estimated for oxide mineralization located between the topographic surface and an interpreted base-of-oxide surface by multiple indicator kriging (indicator kriging with separate parameters for each grade class) of block gold grades, and block bulk densities were estimated based on depth below surface. The Mineral Resources at Pigibo were estimated by inverse distance weighting squared.

Additional information for interpreting mineralization shape, orientation, grade and tonnage included:

- detailed prospect topography at Sorowar, Pigiput and Samat, surveyed by EDM to 2-5m vertical resolution in the period 1994 to 1997,
- EDM surveys of drill hole collars, selected channel samples, and some access tracks at Botlu and Pigibo, in the same period,
- a photogrammetric survey of the whole island in 1995,
- gold and arsenic assays from drill holes, auger holes and surface rock channel samples,
- silver, copper, lead, zinc assays of some drill hole and surface samples,
- oxide, transition and sulphide geological coding down hole,
- lithological and structural information down hole, and from surface mapping, and
- bulk density determinations on core samples at all prospects,
- moving average grade models of Sorowar and Pigiput to assist in identifying broad grade trends.

For each of the prospects, attempts to interpret the continuity of mineralization on cross-sections, long-sections and flitches for the purpose of resource estimation reached the conclusion that the mineralization was sufficiently complex at such a small scale that it was not possible to resolve individual higher grade mineralized structures with the available data density. This is likely to be the result of supergene processes in a tropical environment redistributing gold mineralization originating from an already erratic primary epithermal system.

Consequently, for each prospect the oxide material was defined as the volume confined by the topography, the interreted base-of-oxide surface, and a peripheral boundary based on either a local average grade cutoff or lack of data. At North and South Samat, an additional base-of-transition surface was modeled, as grades were sufficiently high to warrant consideration of treatment of this material.

The oxide material was variably mineralized, depending on the prospect. Within the oxide-mineralized zone, the Indicator Kriging estimation method provided the means of limiting the influence of local high grades. Variograms of oxide composite grades showed that horizontal ranges were almost isotropic. At Sorowar and Pigiput the vertical range was longer than the horizontal range for higher gold grades, consistent with the proposed mineralization model with dominant vertical control and a relatively thick oxide zone (over 50 metres). At the Samat prospects, the horizontal range was longer than the vertical range, possibly due to the limited thickness of the oxide layer above the transition and sulphide mineralization (5-10 metres), and to supergene redistribution processes and soil creep on steep slopes.

Short and isolated (1-2m) transition or sulphide intersections were included within the oxide interpretation to avoid unnecessary complexity, but usually the base of the oxide zone was placed above the first appearance (down hole) of transition or sulphide material. In places there were oxide intersections below the oxide boundary, probably in more deeply weathered structures, but these were not included in the oxide resource models.

At each of the main deposits modeled, bulk density determinations were made of core segments from PQ diamond holes drilled for metallurgical, geological or grade characterization. The bulk densities varied in a consistent manner with depth, ranging from just over 1.0 at surface to 1.9 in unoxidised material. Consequently, at each prospect the relationship between depth-below-surface and bulk density was used to assign bulk densities in the resource block models. There was no relationship between grade and bulk density.

The Oxide Resource estimates for each of the deposits are tabulated and summarized below, for a 0.5g/t gold cutoff. Grades have been reported to two decimal places. These, if taken literally, give a false impression of the accuracy of the estimates, but are included to facilitate consolidation calculations.

SIMBERI OXIDE RESOURCE ESTIMATES (0.5g/t gold cutoff)

PROSPECT	RESOURCE CATEGORY	MILLION TONNES	GRADE Au g/t	CONTAINED Au (oz)	BULK DENSITY
Sorowar [1]	Measured	4.277	1.26	173,385	1.52
	Indicated	2.177	1.07	75,188	1.56
	Meas+Ind	6.454	1.20	248,573	1.53
	Inferred	4,418	0.95	134,945	1.60
	Meas+Ind+Inf	10.872	1.10	383,518	1.56
Samat [2] South	Measured	0.179	4.20	24,171	1.40
	Indicated	0.018	2.96	1,713	1.37
	Meas+Ind	0.197	4.09	25,884	1.40
	Inferred	0.024	2.19	1,690	1.38
	Meas+Ind+Inf	0.221	3.88	27,574	1.40
Samat [3] North	Measured	0.334	2.05	22,014	1.44
	Indicated	0.072	0.87	2,014	1.42
	Meas+Ind	0.406	1.84	24,028	1.44
	Inferred	0.172	1.07	5,917	1.43
	Meas+Ind+Inf	0.578	1.61	29,945	1.43
Samat [4] East	Indicated	0.495	1.31	20,848	1.49
	Inferred	0.069	1.49	3,305	1.61
Pigiput [5]	Measured	0.472	1.21	18,362	1.18
	Indicated	1.003	0.87	28,055	1.38
	Meas+Ind	1.475	0.98	46,417	1.32
	Inferred	1.494	0.89	42,750	1.38

	Meas+Ind+Inf	2.969	0.93	89,166	1.35
Pigibo [6]	Inferred	2.1	1.1	74,268	1.69
Botlu [7] South	Measured	1.217	1.14	44,605	1.60
	Indicated	0.449	1.23	17,756	1.57
	Meas+Ind	1.666	1.16	62,361	1.59
	Inferred	0.306	1.16	11,412	1.46
	Meas+Ind+Inf	1.972	1.16	73,773	1.57
Pigicow [8]	Inferred	0.27	1.7	14,757	1.5
Bekou [9]	Inferred	0.06	4.0	7,716	1.5
Sorowar East [10]	Inferred	0.13	3.6	14,921	1.4
TOTAL	Measured	6.479	1.36	282,537	1.50
TOTAL	Indicated	4.214	1.07	145,574	1.51
TOTAL	Meas+Ind	10.693	1.25	428,111	1.50
TOTAL	Inferred	9.043	1.07	311,681	1.57
TOTAL	Meas+Ind+Inf	19.736	1.17	739,792	1.53

Oxide Resource Table Notes:

1, 2, 3, 4, 5 Resource tonnage and grade from block models inside interpreted oxide material. Gold grades estimated by multiple indicator kriging, bulk densities by depth-below-surface.

6 Resource tonnage inside nominal 0.5g/t Au envelope. Average grade of 10x10x5 metre blocks estimated by ID from data inside envelope, cut at 98th percentile

7 Resource tonnage and grade from block model inside interpreted oxide material. Gold grades estimated by multiple indicator kriging, bulk densities by depth-below-surface.

8,9,10 Resource tonnage from cross-sectional areas (on 50m separated sections) extended halfway to adjacent sections. Grade from average grade on sections weighted by section volume. Grades cut according to overall data set, at 98th percentile.

The deposits are estimated to contain a total of 28.9 million tonnes of oxide Resource with an average grade of 0.86 g/t Au, using a cut off grade of 0.01 g/t. The Measured and Indicated component of this Resource is 14.2 million tonnes with an average grade of 1.01 g/t Au. Samat North and Samat South also contain 174,000 tonnes of transitional material with an average grade of 2.87 g/t Au that is classified as Indicated. The use of the 0.01 g/t Au cut-off is applicable as Nord informed Snowden that all material mined (ore, mineralized material below economic cut-off grade and waste) would be fed through the mill. The reason for this is that the proposed mining method calls for the crushing and slurrying of mined material at each pit, on or near a ridge crest, and transport of the slurry by pipeline to the CIP plant on the coast. Disposal of tailings is by slurry pipeline offshore, and no mined waste remains on surface at the pit sites.

Deposit	Measured		Indicated		Inferred	
	kt	Au(g/t)	kt	Au(g/t)	kt	Au(g/t)
Sorowar	4,987	1.13	3,145	0.83	7,299	0.69
Pigibo					3,007	0.87
Botlu South	1,435	1.02	537	1.09	613	0.69
Pigiput	544	1.10	1,767	0.64	2,913	0.60
Samat East			798	0.85	413	0.50
Samat South	202	3.76	28	1.95	37	1.47
Samat North	562	1.34	166	0.54	436	0.57
Total Oxide Resources	7,730	1.19	6,441	0.80	14,718	0.70
Samat South			131	2.70		
Samat North			43	3.37		
Total Transitional Resources			174	2.87		

Using a 0.50 g/t cut-off grade the deposits contain a total Measured and Indicated oxide Resource of 10.71 million tonnes with an average grade of 1.24 g/t Au.

Deposit	Measured		Indicated		Inferred	
	kt	Au(g/t)	kt	Au(g/t)	kt	Au(g/t)
Sorowar	4,277	1.26	2,178	1.07	4,419	0.95
Pigibo					2,099	1.12
Botlu South	1,217	1.14	489	1.23	305	1.17
Pigiput	472	1.21	1,004	0.87	1,496	0.89
Samat East			468	1.27	93	1.55
Samat South	179	4.21	18	2.94	24	2.18
Samat North	335	2.05	72	0.87	172	1.06
Total Oxide Resources	6,480	1.36	4,228	1.07	8,607	1.00
Samat South			117	3.00		
Samat North			37	3.87		
Total Transitional Resource			154	3.21		

These Mineral Resources were the basis for the open pit optimizations to design the pit shells for mining. These were prepared using the following assumptions:

- Mining and processing costs, metallurgical recoveries and pit slope angles were taken from the 1998 feasibility study completed by Lycopodium.
- All costs and revenues are expressed in Australian dollars (A$).
- Mill throughput rate was 1.0 million tonnes per annum.
- The gold price was US$ 350/oz.
- No waste is mined, as all material is fed through the mill using a 0.01 g/t cut-off.

Optimization Input Parameters					
Deposit	Mining cost (A$/t)	Process cost (A$/t)	Oxide recovery (%)	Transition recovery (%)	Pit slope angle (°)
Sorowar			93.0	N/A	45
> 1240 MRL	2.19	9.92			
1240-1200	1.87	10.83			
<1200	2.68	10.94			
Pigibo	2.50	9.10	90.8	N/A	45
Botlu South	2.50	9.10	90.8	N/A	45
Pigiput	2.22	9.08	90.0	N/A	45
Samat East	4.24	12.70	91.4	N/A	45
Samat South	4.24	12.70	86.3	70.0	45
Samat North	4.24	12.70	86.2	70.0	45

These results indicate that, with the exception of Sorowar, very little inferred material would be mined in the optimum measured and indicated pit shells. This suggests that the inferred material is mainly located either below, or to the side of the measured and inferred material.

Interpretation and Conclusions

The Mineral Resource estimates of 1996 are based on an extensive database of drilling and sampling that has been used previously to design a mining program for the deposits. This is fully documented in the Simberi Oxide Project Feasibility Study, by Lycopodium, August 1996. The Feasibility Study was reviewed and audited by Sydney-based independent technical consultant Behre Dolbear Australia ("BDA") on behalf of financing institutions, and BDA concluded that the work was satisfactory. The updated and new Mineral Resource estimates of 1998, form part of the Mineral Resource inventory used by Snowden in its July 1998 and February 2003 Whittle optimization work. However, apart from the Inferred Resources estimated at Pigibo by inverse distance weighting, the remainder of the 1998 Mineral Resources were estimated using techniques identical to those used in 1996. The Simberi Oxide Project did not proceed in 1997 because the fall in the gold price rendered the Project uneconomic. Lycopodium updated its Feasibility Study in 1999, but the project remained uneconomic.

The Mineral Resources in this report have been classified according to the *"Australasian Code for Reporting of Mineral Resources and Ore Reserves"* (the "JORC Code"). The definitions of the three Mineral Resource classifications, Measured, Indicated and Inferred, according to JORC (July 1996), JORC (September 1999) and to the *"CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines" (August, 2000), are compared in the tabulation below.*

CIMM (August 2000)	The JORC Code (1999)	The JORC Code (1996)
An **'Inferred Mineral Resource'** is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not	An **'Inferred Mineral Resource'** is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence	The term **'Inferred Mineral Resource'** means a Mineral Resource inferred from geoscientific evidence, drill holes, underground openings or other sampling procedures where the lack of data is such that continuity

verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.	and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.	cannot be predicted with confidence and where geoscientific data may not be known with a reasonable level of reliability.
An **'Indicated Mineral Resource'** is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.	An **'Indicated Mineral Resource'** is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.	The term **'Indicated Mineral Resource'** means a Mineral Resource sampled by drill holes, underground openings or other sampling procedures at locations too widely spaced to ensure continuity but close enough to give a reasonable indication of continuity and where geoscientific data are known with a reasonable level of reliability. An Indicated Mineral Resource estimate will be based on more data, and therefore will be more reliable, than an Inferred Mineral Resource estimate.
A **'Measured Mineral Resource'** is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The	A **'Measured Mineral Resource'** is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches,	The term **'Measured Mineral Resource'** means a Mineral Resource intersected and tested by drill holes, underground openings or other sampling procedures at locations which are spaced closely enough to confirm continuity and where geoscientific data are reliably known. A Measured Mineral Resource estimate will be based on a substantial amount of

estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.	pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.	reliable data, interpretation and evaluation of which allows a clear determination to be made of shapes, sizes, densities and grades.

According to the Newbury Report, the definitions under JORC 1999, JORC 1996 and CIMM 2000 are similar and that the estimate of resources under JORC is equivalent to an estimate that would be made under CIMM 2000 standards. Therefore we recommend no changes, and confirm that under CIMM 2000 the resource estimate would be the same as those presented in this report.

Proposed Exploration Program

The comprehensive and detailed database of exploration and evaluation of these deposits has advanced them to the development stage. The Newbury Report recommends that work should proceed with an update of the capital and operating costs to assess current economic parameters and assess the requirements for the updating or amending of the various licenses and permits to commence construction and operation. Consideration should also be given to some additional drilling at Pigibo to upgrade the Inferred Resources to the Measured or Indicated category to allow their inclusion in the mining plan.

Proposed Simberi Budget

	US$
Feasibility Update Cost	255,000
Tender for Construction	130,000
Land Owner Costs	130,000
Government Costs	70,000
Environmental Baseline Costs	150,000
Owners Costs	
Australia	160,000
PNG	130,000
North America	400,000
Pigibo Drilling	520,000
Contingency	55,000
Total	2,000,000

This budget estimates the costs to proceed with the project up to the start of construction. It includes an estimate for the recommended drilling program to provide additional information on the inferred resources at Pigibo that would delineate additional resources that could be added to the mining plan.

The Simberi Island property having a known body of commercial ore, Newco will proceed as soon as possible upon closing of the Amalgamation to seek construction costs for the development of this project.

It is anticipated that construction steps for the development of a mine will commence in the summer of 2004 with production anticipated in mid to late 2005.

Lycopodium Feasibility Study

A feasibility study commissioned by Nord Pacific Limited and PGM Ventures Corporation has been completed by Lycopodium Pty Ltd. dated Aug 2003 on the Simberi Oxide Gold Project–. The report is technically complete and demonstrates that the Project is technically feasible and economically viable and was prepared in accordance with Australian regulations ~~however,~~however; the disclosure does not conform to NI 43-101 ~~and therefore should not be relied upon~~.

The following is a brief summary ~~of~~extracted from this feasibility study.

The Simberi Oxide Gold Project comprises the greenfields development of a mining operation and gold extraction plant on Simberi Island in the Tabar Group, located north of New Ireland in Papua New Guinea. The treatment plant will commence operation at a throughput rate of 600,000 tpa in year one and will increase to 1,000,000 tpa for subsequent years of operation.

The host rocks for the mineralisation comprise hydrothermally altered alkaline lava flows of intrusives, diatreme breccias, and tuffs or tuff-ring deposits associated with diatreme emplacement.

The resource estimate for the deposit is based on the available exploration data and following the guidelines of the Australia Code for Reporting of Mineral Resources and Ore Reserves (1999). The following measured and indicated resources are reported above a cut-off grade of 0.5 g Au/t.

Prospect	**Million tonnes**	**Grade g Au/t**
South Samat	0.2	4.1
East Samat	0.5	1.3
North Samat	0.41	1.8
Sorowar	6.45	1.2
Pigiput	1.48	1.0
Botlu South	1.67	1.2
TOTAL Measured and Indicated	10.69	1.2

In addition there are 2.1 million tonnes of inferred oxide resource at Pigibo at a grade of 1.1 g Au/t.

Based on the data generated by the resource model, Golder Associates completed pit optimisations on the seven pits at a proposed mining rate of 600,000 tonnes per annum for the Samat deposits and 1,000,000 tonnes per annum for the other deposits. Seven pits were designed on the pit optimisation results. Proven and probable reserves were developed based upon a bulk mining (zero waste) approach.

Prospect	Million tonnes	Grade g Au/t
South Samat	0.197	4.72
East Samat	0.164	1.78
North Samat	0.168	1.78
Sorowar	5.187	1.15
Pigiput	0.607	1.31
Botlu South	0.983	1.35
Pigibo	1.673	.9
TOTAL Proved and Probable	8.979	1.27

Metallurgical testwork performed by Lycopodium indicated that a simple flowsheet incorporating primary crushing, grinding to 80% passing 300 microns followed by a carbon in leach (CIL) circuit with a 20 hour residence time will yield optimal recovery.

The treatment plant will have a nameplate capacity of 1,000,000 tpa but in Year 1 will process ore at a rate of 600,000 tpa to suit the mining rate.

Metallurgical recovery from oxide ores is predicted to vary from 81.9% at Botlu South to 92.2% at Sorowar. For pit optimisation purposes recovery from the small tonnage of transitional material was set at 30.0%.

The project development capital cost is estimated at A$29.57M, including the treatment plant, DSTP tailings facility, services and infrastructure, mining preproduction, operations preproduction and a contingency allowance. This cost excludes working capital and financing costs.

Area		Cost A$
Development Costs		
Site Establishment and Construction		499,850
Mining		39,020
Treatment Plant - Pigiput Bay		10,901,027
Camp		1,564,872
Buildings		514,868
Furniture and Other Equipment		543,700
Infrastructure		
- Roads		865,176
- Wharf		442,429
- Airstrip		102,933
- Other (Earthworks and Fencing)		273,867
- Submarine Tailings Disposal		794,107
Mobile Equipment		1,835,725
Transportation		712,860
Import Duties	included	0
EPCM		3,338,460
Consultants		227,810
Performance Testing		79,800
	Subtotal	**22,736,504**
Owner's Costs		
Preproduction		
- First Fills		439,899
- Mining		731,920
- Operations		1,079,046
Spares		707,700
Environmental Permits and Licences		332,360
Owner's Project Team		1,106,110
Project Insurance		436,690
	Subtotal	**4,833,725**
Contingency		**2,004,526**
Project Total		**29,574,755**

The mining and treatment plant operating costs are estimated at A$19.52/t in year 1 and then vary within the range A$12.58/tonne to A$13.52/tonne in years 2 - 10. These operating cost figures include administration and maintenance costs.

Mining Costs

Mining Area	Cost (A$/tonne)
Samat	5.32
Sorowar l (Above 1240 mRL)	2.33
Sorowar ll(1240 to 1200 mRL)	2.39
Sorowar lll (Below 1200 mRL)	2.95
Pigiput	2.34
Botlu South	2.66
Pigibo	2.66

Process Costs

Pit	Cost (A$/tonne)
Samat	14.20
Sorowar l	10.42
Sorowar ll	10.42
Sorowar lll	10.57
Pigiput	10.36
Botlu	9.92
Pigibo	9.92

The treatment plant, DSTP tailings facility, services and infrastructure construction are scheduled for completion in a period of 12 months from cash drawdown. First gold pour will occur in month 12.

The feasibility study addresses the environmental impacts associated with the open cut mining operations and haul roads, treatment operations, pipeline and powerline corridors, the DSTP tailings facility and the project infrastructure. Further detail of the environmental aspects of the Project can be found in the Environmental Plan and Addendum.

An Environmental Plan Inception Report was completed by NSR Environmental Consultants in May 1996 followed by an Environmental Plan Report in August 1996. An updated Environmental Plan Addendum and Environmental Management and Monitoring Plan were completed in 2003.

It is anticipated that the operation will employ 131 people directly, which constitutes 9 people in the mining department, 29 people in administration departments, 66 people to operate the treatment plant, laboratory and maintenance departments, and 27 people employed by contractors associated with the project.

A financial model has been developed by SMJV for the Project, which shows the following results:

Mine Life	9.5years
Ore Throughput 000's tonnes	8,979kt

Average Grade g/t	1.27 g/t
Plant Recovery %	88.8%
Gold Production	325k oz
Average Gold Production p.a.	34k oz
A$ Gold Revenues	A$181.9m
US$ Gold Revenues	US$113.7m
Total A$ Operating Costs*	A$123.6m
Total US$ Operating Costs*	US$77.2m
A$ Initial Capital Costs	A$29.6m
US$ Initial Capital Costs	US$18.5m
A$ Sustaining Capital	A$5.6m
US$ Sustaining Capital	US$3.5m
Average US$ Costs/oz	US$238/oz
Initial Capital US$ Costs/oz	US$57/oz
Operations pre-tax Cash Flow Years 1-10	US$33.0m
Project pre-tax Cash Flow Years 0 -10	US$14.5m
Ungeared pre-tax	IRR 15.5%
* includes Refining charge and PNG Royalty	

RISK FACTORS

Dependence on a single operation in New Guinea

Newco will not have commenced production and accordingly does not have any operating history. As a result, Newco will be subject to all of the risks inherent in newer mining operations and business enterprises. While Newco intends to continue to undertake exploration elsewhere, for at least the next few years it is expected that this exploration activity will be limited to its current properties and that ~~the Company'~~Newco's principal activity will be owning, further developing and operating the Simberi Properties under the Joint Venture Agreement. Accordingly, Newco's commercial viability is completely dependent upon the successful operation of the Simberi Properties. No assurances can be given that Newco will be able to initiate or to sustain successful mining operations or that the Simberi operation will be commercially viable.

Newco's Insurance Does Not Address All Operating Risks

Any proposed mine, processing plant or related facilities may have to be shut down or operations may otherwise be disrupted by a variety of risks and hazards that are beyond the control of the company, including environmental hazards, industrial accidents, technical failures, labour disputes, unusual or unexpected rock formations, flooding and extended interruptions due to inclement or hazardous weather conditions, fires, explosions and other accidents at the mine, processing plant or related facilities. These risks and hazards could also result in damage to, or destruction of, mineral properties or production facilities, personal injury, environmental damage, business interruption, monetary losses and possible legal liability. While Newco currently intends to maintain insurance within ranges of coverage the company believes to be consistent with industry practice, no assurance can be given that Newco will be able to obtain insurance coverage at reasonable rates or that any coverage it arranges will be adequate and available to cover any such claims.

Company subject to Papua New Guinea political risks

The Simberi Properties are located in Papua New Guinea ("PNG"), a country subject to a relatively high degree of political risk. For example, the Export Finance and Insurance Corporation based in Sydney as of the date of this report grades PNG for political risk in category 4 out of 6 (1 being best). The proposed mining operations are subject to political, economic and other uncertainties, including the risk of civil rebellion, expropriation, nationalization, renegotiation or nullification of existing contracts, mining licenses and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, changing political conditions and international monetary fluctuations. Future PNG Government actions concerning the economy or the operation and regulation of nationally important facilities such as mines could have a significant effect on the company. No assurances can be given that the Simberi operation will not be adversely affected by future developments in PNG. No political risk insurance has been, or is currently proposed to be, arranged for the benefit of Newco. Fiscal and tax policy in Papua New Guinea can be uncertain and subject to sudden changes. For example, the PNG Government imposed and later replaced a 4% mining levy and 15% interest withholding tax in 1998 and 1999. In addition to the national PNG Government, PNG has a system of 19 provincial level governments which are funded almost entirely by direct grants from the national PNG Government. In the past, there have been disagreements between the PNG Government and the provincial level governments of PNG, primarily in relation to power sharing and revenue arrangements.

Newco is vulnerable to civil unrest

There have been instances of civil unrest within PNG. In 1989, civil unrest on Bougainville Island (which is one of the New Guinea Islands) developed into an armed rebellion against the PNG Government by the "Bougainville Revolutionary Army" and Bougainville Island purported to secede from PNG. This resulted in, among other things, the closure of the Panguna copper mine, which has not reopened. Newco believes there are important historical and cultural differences between Bougainville and Simberi Island. To date there have been no significant incidents of an extended nature. While Newco believes these cultural and historical differences and its efforts will significantly reduce the risk of the type of civil unrest experienced in Bougainville, no assurances can be given that the Simberiians or other local tribes will not disrupt operations at the proposed mine site in the future.

Newco could be exposed to pressure on the level of future PNG Government participation

Since 1978 the PNG Government has maintained a policy of holding an equity participation option of up to 30% in mining projects located in PNG. This equity has been purchased on a historical or sunk cost basis. In 1992, the previous PNG Government announced a decision to increase the PNG Government's equity interest in an existing gold project at Porgera and renegotiated that interest from 10% to 25%. Although this move was resisted by the other joint venturers in the Porgera project, a price was ultimately negotiated and accepted by all parties. However, while Newco is not aware of any current intention on the part of the PNG Government to seek equity participation, no assurance can be given that the PNG Government will not seek to acquire equity in the Simberi Properties and/or Newco in the future.

~~Company~~ Newco is vulnerable to landowner identification and compensation issues

Approximately 97% of land in PNG is held under a land tenure system, the nature and terms of which vary considerably throughout the country. In general, land held under such tenure cannot be alienated and is almost entirely communally owned. Title to most land in PNG has not been recorded or registered and there has been little surveying. As a result, title to land (in Western legal terms) is often unclear. Disputes over land ownership are common, especially in the context of resource developments. Identifying all the

affected landowners, and structuring compensation arrangements that are both fair and acceptable to all of them, is often extremely difficult. ~~The Company~~ Newco believes that the satisfactory resolution of local landowner concerns is essential to the development and operation of a mine in PNG. The failure to adequately address landowner issues has contributed to the disruption of other mining projects in PNG. While ~~the Company~~ Newco is committed to spending considerable time, effort and expense in order to resolve landowner issues relating to the Simberi operation, no assurance can be given that disruptions arising out of landowner dissatisfaction will not occur.

Newco's results are dependent upon volatile gold prices

It is anticipated that substantially all of Newco's revenues should it enter production will be derived from the sale of gold, Newco's earnings would be closely related to the price of gold. Gold prices fluctuate widely and are affected by numerous industry factors beyond Newco's control, such as central bank sales, demand for precious metals, forward selling by producers and purchases of gold and production cost levels in major gold producing regions, including South Africa and the various countries located in the former Soviet Union. Moreover, gold prices are also affected by macro-economic factors such as expectations regarding inflation, interest rates, currency exchange rates, and global and regional demand and political and economic situations. Gold market prices are also affected by worldwide production levels, which have increased in recent years. While the current demand for, and supply of, gold affects gold prices, this does not occur in the same manner as current demand and supply affects the prices of other commodities. The potential supply of gold consists of new mine production plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. Since mine production in any single year constitutes a very small portion of the total supply of gold, normal variations in current production do not necessarily have a significant effect on the supply of gold or its price. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. All these factors are beyond ~~the~~ Newco's control and accordingly it is impossible for the management of Newco to predict future movements in gold prices.

If gold prices decline over an extended period that could render certain of Newco's ore reserves uneconomic, a re-evaluation and/or downward adjustment of ore reserves may be required. It could also result in losses and write-downs of Newco's assets. If gold were to fall below Newco's anticipated variable production costs for a sustained period, Newco might have to curtail or suspend some or all of its operations. The following table sets forth the high, low and average afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix") for the periods indicated.

	Price in US$ Per Ounce of Gold		
Year	**High**	**Low**	**Average**
1988	484	395	437
1989	416	356	381
1990	424	346	384
1991	403	344	362
1992	360	330	344
1993	406	326	360
1994	396	370	384
1995	396	372	384
1996	415	367	397
1997	366	283	331
1998	313	273	294
1999	326	253	279
2000	313	264	279
2001	293	256	271
2002	349	277	309
2003	416	319	363
2004 (as of February *9, 2004)	*406	*398	401*

(The London P.M. Fix on February *9, 2004 was US$405.95 per ounce of gold.

Newco prospects are dependent on reserves estimates and future experience

No assurance can be given that the indicated amount of gold will be recovered or at the rates estimated. Gold reserve estimates are expressions of judgment based on knowledge, experience and industry practice, and may require revision based on actual production experience. Estimates that are valid estimates when made may change significantly when new information becomes available. Such estimates are necessarily imprecise and depend to some extent on statistical inferences, which may prove unreliable. Should Newco encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might adversely affect Newco's proposed operations. The reserve estimates contained in this Circular have been determined based on assumed gold prices, cut-off grades and operating costs that may prove to be inaccurate. Fluctuations in the market price of gold, or increased production costs or reduced recovery rates, may render ore reserves containing relatively lower grades of mineralization uneconomic to recover and may ultimately result in a restatement of reserves.

Newco has limited financial resources

Newco has limited financial resources and will require additional financing in order to put the project into production. Once in production, the adequacy of Newco's financial resources will depend upon its ability to generate sufficient revenues from gold production and to keep its costs and other expenditures within its current estimates. Once in production, if Newco is unable to generate such revenues, keep its costs and expenditures within such estimates, or if unexpected conditions or developments occur, Newco could require more funds than are currently available to it. In that case, Newco might not be able to borrow the necessary additional funds or to do so at reasonable rates.

Newco is vulnerable to environmental risks

The Simberi ~~Properties~~ Property operations are subject to PNG laws and regulations regarding environmental matters and the discharge of hazardous wastes and materials. It is expected that the Simberi ~~Properties~~ Property operations will have some environmental impacts, including land and habitat impacts arising from the use of land for mining and related activities and certain impacts on streams and the marine environment near the project site resulting from water use, ocean waste rock disposal, construction and drainage run-off and submarine disposal of tailings by pipeline in deep water. While the Simberi ~~Properties~~ Property operations will be planned and engineered to comply with applicable PNG environmental requirements, the actual environmental impacts could be greater than the estimates in, or not contemplated by, the environmental plan approved by the PNG Government, and in such event the PNG Government could require Newco to remedy such consequences and the costs of such remediation could be material. In addition, PNG environmental rules and regulations are still developing and their impact on mining and processing operations could change. Future environmental laws and regulations could impose increased capital or operating costs on the company and could restrict and/or delay the development or operation of the ~~Simberi~~ any proposed mine. The extent to which unanticipated environmental consequences or future regulations may affect the company cannot be predicted.

Newco is Vulnerable to a limited market for the Kina and Foreign Exchange Controls

The PNG national currency, the Kina, is subject to exchange controls. There is currently a relatively limited and inefficient market for the Kina and no assurance can be given that Newco will be able to convert any Kina funds it may have into other currencies at rates comparable to those at which funds were initially remitted to PNG or at all. In addition, the PNG Central Banking (Foreign Exchange and Gold) Regulations require the prior approval of the PNG central bank to convert funds from Kina into other currencies. While these regulations also generally require PNG companies to transfer all of their non-

Kina revenues to PNG and convert them into Kina, as is ordinarily the case with large mining and petroleum projects in PNG, under the mining development contract the PNG Government has agreed to ensure that the PNG central bank will grant to the company permission to retain certain of its funds in other currencies in, and to convert and transfer its Kina funds into, offshore accounts outside PNG. This permission is limited to certain proceeds from bank loans, insurance policies and the sale of gold in an amount sufficient to cover certain specified purposes during the following three month period. As a result of these limitations, Newco is still exposed to certain exchange rate fluctuations and convertibility risks. The Kina has depreciated against the U.S. dollar in recent years. There can be no assurance that the Kina will not depreciate further against the U.S. dollar.

Newco is subject to dominance by its principal shareholder

Upon closing of the transactions described in this Circular, PGM will be the largest single shareholder of Alive as the registered owner of 40,000,000 (42.6% on a non-diluted basis) of the outstanding common shares of the company. Accordingly, if the shareholders elected to vote on any matter requiring approval of a majority of the outstanding ordinary shares, such matters are likely to be approved or defeated, as the case may be, by virtue of the percentage of votes cast by PGM.

Newco is exposed to potential conflicts of interest

Under current corporation law directors have fiduciary duties to all shareholders. However the representatives of PGM on Alive's Board may have actual or potential conflicts of interest between their responsibilities to Alive as a director and their employment obligations to PGM. Although the nominated directors have advised Alive that they understand their fiduciary duties and Alive is not aware of any intention on their part to contravene such duties, it is nevertheless possible that such directors could resolve such actual or potential conflicts in the interests of the initial shareholder that nominated them instead of in the interests of Alive and its shareholders as a whole. Finally, while Alive does not currently intend to engage in any exploration or other mining activities outside Simberi Island, except as otherwise disclosed herein, it may elect to do so in the future. PGM has not agreed not to compete with Alive in such activities and this could give rise to circumstances in which the interests of the company, on the one hand, and PGM, on the other, diverge or conflict.

Competition

The mineral exploration and mining business is extremely competitive in all of its phases and could adversely affect Newco's ability to suitably develop its properties. Newco competes with numerous other companies and individuals, including many major mining companies and competitors with greater financial, technical and operational resources and staffs than Newco. Newco's ability to acquire properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration and necessary mining equipment, as well as for access to funds. There can be no assurance that the necessary funds can be raised or that any projected work will be completed. Furthermore, there is no assurance that Newco will continue to be able to compete successfully with its competitors in acquiring such properties or prospects.

Dependence on Key Personnel

Newco is dependent on a relatively small number of key personnel, the loss of any one of whom could have an adverse material effect on Newco. Newco is also dependent upon third parties in the performance of its exploration and development activity. There is no guarantee that such third parties or contractors will be available to carry out such activities on behalf of Newco or be able to conduct such activities upon

commercially reasonable terms. Newco does not maintain "Key-person" life insurance policies in respect of its key personnel. Newco could be adversely affected in the event such officials do not remain with Newco.

No History of Operations

Newco has no history of operations, as its new business is in the early stage of development and must be considered a start-up. As such, Newco is subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that Newco will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations. Newco has no intention of paying any dividends in the near future.

Permits, Licenses and Approvals

The operations of Newco require licenses and permits from various governmental authorities. There can be no guarantee that Newco will be able to obtain all necessary licenses and permits that may be required to maintain its mining activities, construct mines or milling facilities and commence operations of any of their exploration properties. In addition, if Newco proceeds to production on any exploration property, it must obtain and comply with permits and licenses which may contain specific conditions concerning operating procedures, water use, the discharge of various materials into or on land, air or water, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that Newco will be able to obtain such permits and licenses or that it will be able to comply with any such conditions.

SUMMARY AND ANALYSIS OF FINANCIAL OPERATIONS

The selected financial information set out below and certain of the comments which following are based on and derived from the financial statements of Newco and should be read in conjunction with those financial statements and the pro forma statements of the Resulting Issuer which are attached as Schedules to this Circular.

	Year Ending December 31, 2003 (audited)
Sales	Nil
Gross Profits	Nil
Operating Expenses	$377,260
Net ~~Income (~~loss for the period~~)~~	$377,260
Working Capital	$(297,337)
Long Term Liabilities	Nil
Shareholders' equity	

	Year Ending December 31, 2003 (audited)
Dollar Amount	$1,643,291
Number of Securities	40,000,000 Common Shares 6,000,000 Class A Special Shares

MANAGEMENT DISCUSSION AND ANALYSIS

The following information is derived from the audited financial statements of Newco for the fiscal period ended December 31, 2003 (the "Newco Financial Statements"). The Newco Financial Statements are included in attached as Schedule 3 to this Circular and are incorporated by reference hereto and should be read in conjunction herewith. The Newco Financial Statements were prepared on the basis of Canadian General Accepted Accounting Principles ("GAAP") and are expressed in Canadian dollars. The following table discloses certain financial information regarding Newco:

Income Statement	**December 31, 2003**[(1)]
Revenue	Nil
Cost of Revenue	Nil
~~Office and General Administratio~~Consulting Fees	220,000
Administration Fees	18,000
General and office	951
Legal and audit	138,309
Loss for the Period	$(377,260)
Balance Sheet	**December 31, 2003**
Current Assets	581,577
Total Assets	5,644,935
Current Liabilities	878,904
Total Liabilities	878,904
Equity	4,766,031
Number of Newco Shares and Newco Class A Special Shares	40,000,000 Newco Shares and 6,000,000 Newco Class A Special Shares

Note:
(1) Financial information as at December 31, 2003 is based on audited numbers. See Schedule 3 hereto.

General

Newco commenced business activities following incorporation in October, 2003. The company's objective was the acquisition of PGM's interest in the Joint Venture. This was completed pursuant to the Assignment and Direction Agreement.

No compensation was paid to directors of Newco during the period ending December 31, 2003. Consulting fees totaled $220,000 during the period ending December 31, 2003 while administration fees totaled $18,000 and general and office expenses totaled $951. Legal and audit expenses were $138,109 for the period ending December 31, 2003. Newco reported a loss of $377,260 and its working capital deficit stood at $297,337 during the year ended April 30, 2003. The company is currently planning its development and exploration efforts for the current year.

Liquidity and Capital Resources

The liquidity of Newco to date has been maintained through equity investment provided by private investors. Total equity investment to date totals $5,000,000, which amount includes $3,500,000 presently held in escrow. The company, through agency agreements, has secured funding from various private placements. The company currently does not have any liens or significant creditors.

DIRECTORS, OFFICERS, 10% HOLDERS AND PROMOTERS OF NEWCO

The following table sets forth the names, municipalities of residence and descriptions of the directors and senior officers of Newco, and their positions and offices with Newco.

Name and Residence	Principal Occupations for the Previous Five Years	Served Since	Offices with Newco	Number of Newco Shares Owned or Controlled(1)
Norman Brewster Ajax, Ontario	Professional Geoscientist. Founder, president, current CEO and director of Newco since October, 2002. Chief Financial Officer, Vice-President and Secretary of PGM Ventures Corporation; director and chairman of Ambrex Explorations from 1997 to 2000; director and Vice-President of KWG Resources Inc. from 1987 to 1997; director of Verdex Resources from 1999 to the present; director of EAG Resources from 1996 to 2002; President of Spider Resources Inc. from 1993 to 2003 currently a director of Spider Resources Inc. (since 1993) and since 2002 has been a director of European Gold Resources Inc.	Incorporation	CEO and Director	40,000,000(2) (100%)
Peter Miller London, England	President, current CEO and director of PGM Ventures Corporation.	December 2, 2003	Vice-President	40,000,000(2) (100%)
Michael Newbury Toronto, Ontario	Professional Engineer	December 2, 2003	Treasurer	40,000,000(2) (100%)

Notes:

(1) Includes direct and indirect ownership.

(2) The Newco Shares are held by PGM Ventures Corporation of which Messrs. Brewster, Miller and Newbury are officers and directors.

The following is a description of management and key personnel of Newco:

Norman Brewster, Founder, CEO and Director –

Mr. Brewster is a Professional Geoscientist with 30 years experience in the mining industry, ~~predominately~~ predominantly in international exploration. Mr. Brewster graduated from Acadia University in Nova Scotia in 1969 with a B.Sc. in geology. During his education, Mr. Brewster gained experience as a geologist with the Nova Scotia and New Brunswick governments as well as various international assignments for A.C.A. Howe International Limited in Canada, becoming a partner of this international consulting firm. In 1983, Mr. Brewster started his own consulting company, Minroc Management Ltd. and has gained geological and management experience operating throughout North America, the Caribbean, South America, Africa, Europe and Russia. In 1996, Mr. Brewster joined the Board of Icelandic Gold Corporation, the predecessor company to PGM Ventures Corporation. Mr. Brewster is currently the Chief Financial Officer, Vice-President and Secretary of PGM Ventures Corporation. Mr. Brewster was a director and chairman of Ambrex Explorations from 1997 to 2000; director and Vice-President of KWG Resources Inc. from 1987 to 1997; director of Verdex Resources from 1999 to the present; director of EAG Resources from 1996 to 2002; President of Spider Resources Inc. from 1993 to 2003. He is currently a director of Spider Resources Inc. (since 1993) and since 2002 has been a director of European Gold Resources Inc.

Peter Miller, Vice-President

Mr. Miller began his business career as a mine geologist at Libanon gold mine on South Africa's West Rand, followed by exploration activities in the northwest Cape. After completing an MBA in 1974 at the University of the Witwatersrand, Mr. Miller spent 10 years with leading South African brokerage firms, where he was regularly voted top mining analyst by the country's investment institutions. He was also a founder member and director of MasterBore, which grew to be South Africa's second largest drilling company over a five year period. In 1985, Mr. Miller was appointed senior mining analyst in London by Shearson Lehman Brothers and later Yorkton Securities Inc., and was active in corporate finance activities for both companies. In 1996, he joined KWG Resources Inc. as the company's president and in 1997 was appointed chairman of Icelandic Gold Corporation, the predecessor company to PGM. He now holds the position of President and CEO of PGM Ventures Corporation.

Michael Newbury, Treasurer

Mr. Newbury is a professional engineer, banker and project finance specialist with 25 year's experience in the operation, financing and evaluation of natural resource project primarily mining. His mining technical expertise and financial engineering capabilities enable the evaluation and assessment of projects to develop operational plans and financial structures that manage project risks, minimize equity requirements and maximize shareholder value. He has a B.Sc. from Queen's and a M.Sc. from McGill, managed Barclays Bank's world mining group and Credit Suisse Corporate Banking Group. He has extensive experience in the evaluation and financial structuring of natural resource projects in emerging market countries including Russia, Uzbekistan, Kazakhstan, South Africa and Venezuela.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS OF NEWCO

Compensation of Directors

Since incorporation, Newco has paid no cash compensation to its directors as such. Executive officers of Newco who also act as directors of Newco, do not receive any additional compensation for services rendered in such capacity, other than as paid by Newco to such executive officers in their capacity as executive officers. See "Compensation of Executive Officers".

Compensation of Executive Officers

As at December 31, 2003, Newco had three executive officers, who continue to serve with Newco. "Executive Officer" means the chairman and any vice-chairman of the board of directors, president or any vice-president and any officer of Newco who performs a policy making function in respect of Newco. The aggregate cash compensation (including salaries, fees (including director's fees), commissions, bonuses to be paid for services rendered, bonuses paid for services rendered in a previous year, and any compensation other than bonuses earned, the payment of which is deferred), paid to such Executive Officers, by Newco for services rendered during the financial year ended December 31, 2003 was nil.

Summary Compensation Table

The following table sets forth all annual and long-term compensation for services in all capacities to Newco for the financial period ended December 31, 2003 in respect of individual(s) who were acting in a capacity similar to the chief executive officer of Newco during the fiscal period ended December 31, 2003.

	Annual Compensation				Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary[2] ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP[1] Payouts ($)	All Other Compensation ($)
Norman Brewster, President	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) "LTIP" or "long-term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

Stock Options

Newco has no stock option plans and has not issued any options to acquire securities to any of its officers or directors.

Long-term Incentive Plans

Newco has not had and does not currently have any long-term incentive plans~~other than its incentive stock option plan for employees, officers, directors and service providers dated December 2, 2002~~.

Stock Appreciation Rights ("SAR") and Restricted Shares

Since incorporation, no SARSs or restricted shares were granted by Newco to, or exercised by, the Executive Officers of Newco. Furthermore, no stock appreciation rights have been exercised.

Pension and Retirement Plans and Payments made upon Termination of Employment

Newco does not have in place any pension or retirement plan. Newco has not provided compensation, monetary or otherwise, to any person who now acts or has previously acted as an Executive Officer of Newco, in connection with or related to the retirement, termination or resignation of such person and Newco has provided no compensation to such persons as a result of a change of control of Newco, its subsidiaries or affiliates. Newco is not party to any compensation plan or arrangement with its Executive Officers resulting from the resignation, retirement or the termination of employment of such person.

Employment Contracts

Newco has no employment contract with any of its officers, directors or employees.

Other Compensation

Other than the compensation as set forth herein, Newco did not pay any additional compensation to the Named Executive Officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees) during the financial year ended December 31, 2003.

MANAGEMENT CONTRACTS OF NEWCO

Newco has no management contracts or other arrangements in place where management functions are performed by a person other than the directors or officers of Newco.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS OF NEWCO

Since incorporation, no director or executive officer of Newco or any of their associates or affiliates is or has been at any time indebted to Newco.

INTERESTS OF MANAGEMENT AND OTHERS IN MATTERS TO BE ACTED UPON AND MATERIAL TRANSACTIONS

Other than as disclosed herein, and as set forth below, management of Newco is not aware of any material interest in any matter to be acted upon or any material transaction, direct or indirect, of any director or senior officer of Newco, or of any person beneficially owning, directly or indirectly, more than 10% of Newco's outstanding voting securities or any associate or affiliate thereof, other than the interest which

any such person may have as a shareholder in Newco and, on completion of the Amalgamation and the Novaking Acquisition, as a security holder of the Resulting Issuer.

NON ARM'S LENGTH PARTY TRANSACTIONS

Mr. Brewster holds 140,517 Alive Shares which were acquired pursuant to the Alive Private Placement.

AUTHORIZED CAPITAL OF NEWCO

The authorized capital of Newco consists of an unlimited number of common shares without par value and an unlimited number of Class A Special Shares without par value.

Common Shares

The holders of Newco Common Shares are entitled to one vote in respect of each Newco Common Share held at all meetings of Newco Shareholders. The holders of Newco Common Shares are entitled to receive any dividend declared by the board of directors applicable to them. The liquidation amount ("Liquidation Amount") of each Newco Common Share shall be $0.25 plus any declared and unpaid dividends. In the event of the liquidation, dissolution or winding up of Newco, the holders of Newco Common Shares shall be entitled to receive the Liquidation Amount and thereafter shall share rateably with the holders of the Newco Class A Special Shares. There are currently issued and outstanding 40,000,000 Newco Common Shares.

Class A Special Shares

The holders of Newco Class A Special Shares are entitled to one vote in respect of each Newco Class A Special Share held at all meetings of Newco Shareholders. The holders of Newco Class A Special Shares are entitled to received, as and when declared by the board, on a monthly basis, a fixed non-cumulative dividend at a rate per annum as determined by the directors as applied to the fixed amount of each Newco Class A Special Share being $0.25. The Newco Class A Special Shares are redeemable by Newco per Newco Class A Special Share at $0.25 plus any declared and unpaid dividends at any time after December 1, 2007. The ~~holders of~~ Newco Class A Special Shares may be converted at any time after December 1, 2007 but not before December 1, 2008 into Newco Common Shares on the base of 1 Newco Common Share for each Newco Class A Special Share. There are currently issued and outstanding 6,000,000 Newco Class A Special Shares and 14,000,000 Newco Class A Special Shares subject to exchange of the Subscription Receipts.

As at the Effective Date, there are 4,000,000 Newco Shares that are reserved for issuance pursuant to Newco Compensation Options and 20,000,000 Newco Shares that are reserved for issuance pursuant to Newco Warrants.

CAPITALIZATION OF NEWCO

The capitalization of Newco is as follows.

Capital	Amount Authorized	Outstanding as at December 31, 2003 (audited)
Newco Shares	unlimited	40,000,000 ~~($*)~~ ($622,677)
Newco Class A Special Shares	unlimited	6,000,000 ($1,500,000)
Newco Warrants	22,000,000	6,000,000 ($nil)
Newco Subscription Receipts	N/A	14,000,000 ($~~*~~3,500,000)
Newco Compensation Options	2,000,000	2,000,000 (~~*~~nil)

~~Notes:~~

PRIOR SALES OF SECURITIES OF NEWCO

Since incorporation an aggregate amount of 40,000,000 Newco Shares, 6,000,000 Newco Class A Special Shares, 6,000,000 Newco Warrants and Subscription Receipts entitling the holders to acquire without payment of additional consideration, 14,000,000 Newco Class A Special Shares and 14,000,000 Newco Warrants and the Newco Compensation Options have been issued as described in the following table.

Date	Number	Type of Share	Issue Price	Total Issue Price	Nature of Consideration Received
October 28, 2003	~~5,850,000~~1	Newco Common Shares	nominal consideration	$0.01	Cash
December 5, 2003	39,999,999	Newco Common Shares	$0.10	$3,999,999.90	Assignment of Joint Venture Agreement interest
December 8, 2003	6,000,000	Newco Class A Special Shares	$0.25	$1,500,000	Cash
December 8, 2003	6,000,000	Newco Warrants	Nil	Nil	formed part of the Newco Units
December 8, 2003	14,000,000	Newco Subscription Receiptss [(1)]	$0.25	$3,500,000	cash
December 8, 2003	2,000,000	Newco Compensation Options	Nil	Nil	Agent's com~~e~~pensation
Totals	40,000,000 Newco Shares 6,000,000 Newco Class A Special Shares, 6,000,000 Newco Warrants, 14,000,000 Subscription Receipts and 2,000,000 Newco Compensation Options				

Notes:

(1) On December 8~~5~~, 2003, $3,500,000 was deposited into escrow and is currently held by Standard Securities Capital Corporation pursuant to Subscription Receipts. Upon the satisfaction of various financing conditions, this amount will be released to Newco and 14~~6~~,000,000 Newco Units will be issued as a result. If the conditions necessary to satisfy the

release of the escrow are not fully saitsifiedsatisfied or warived by March 15, 2004, the escrowed proceeds are to be returned forthwith to the holders of the Subscription Receipts.

Pursuant to an agency agreement dated December 8, 2003, between Newco, Standard Securities Capital Corporation and McFarlane Gordon Inc. (the "Agents") (the "Agency Agreement"), Newco completed a private placement of an aggregate of 20,000,000 Newco Units pursuant to prospectus exemptions in the province Ontario under applicable securities legislation at a price of $0.25 per Newco Unit. Each Newco Unit consists of one Class A Special Share and one Newco Warrant; each Newco Warrant entitles the holder thereof to purchase one Class A Special Share at a price of $0.40 per share exercisable for a period of two years following December 8, 2003.

Pursuant to the Agency Agreement, the Agent received a fee of $0.0225per Unit (9%) for an aggregate fee of $450,000. As additional compensation, the Company issued to the Agents non-transferable options (the "Compensation Options") entitling the Agent to acquire, without payment of any consideration, up to an aggregate of 2,000,000 Newco at a price of $0.25 per Unit, exercisable for a period of two years following December 8,2003.

From the gross proceeds of the Newco Private Placement, $1,500,000 (the "Non-Escrowed Amount") was delivered to Newco on the closing of the offering. The balance of the gross proceeds of the offering is held in escrow until the closing of the Amalgamation, the Novaking Acquisition and the receipt of all necessary regulatory approvals in connection therewith (the "Escrow Release Condition"). The holders of the Newco Units were issued Subscription Receipts evidencing receipt of the gross proceeds and their entitlement to receive the balance of their units upon satisfaction of the Escrow Release Condition. In the event the Escrow Release Condition shall not have been satisfied or waived on or before March 15, 2004, then the Agents shall be entitled to extend such period of time for satisfaction or to terminate the offering and cause the return of the escrowed proceeds to the purchasers.

PRINCIPAL SHAREHOLDERS OF NEWCO

The following table lists all holders of Newco Shares holding 10% or more Newco Shares as at the Effective Date and the holdings of such persons in Newco Shares after giving effect to the Amalgamation and the Novaking Acquisition.

Name	Type of Ownership	Number and Percentage of Newco Shares and Newco Class A Special Shares Held as at the Effective Date(1)	Number and Percentage of Alive Shares Owned After Amalgamation and the Novaking Acquisition(2)(3)
PGM Ventures Corporation(4)	Direct(4)	40,000,000 Newco Shares (100.0%)	40,000,000 (42.6%)

Notes:
(1) Assumes 40,000,000 Newco Shares outstanding

MATERIAL CONTRACTS OF NEWCO

The following are the agreements, understandings and contracts which have been entered into by Newco that are presently considered by management to be material:

1. **Agency Agreement between Standard Securities Capital Corporation, McFarlane Gordon Inc. and Newco dated December 8, 2003 as amended.** This agreement contains the terms of offering for the issuance of up to $5,000,000 worth of Newco Units. Each Unit consisting of one Newco Class A Special Share and one Newco Warrant. Each Newco Warrant will entitle the holder to purchase one Newco Class A Special Share at a price of $0.40 at any time up to 5:00 p.m. (Toronto time) on December

8, 2005. As compensation for acting as agent with respect to the financing, Standard Securities Capital Corporation and McFarlane Gordon Inc. received an aggregate -fee of $455,000 and each, respectively, 1,000,000, Newco Compensation Options. Newco has made various covenants under this agreement which that remain in force.

2. Escrow Agreement between Standard Securities Capital Corporation, McFarlane Gordon Inc. and Newco dated December 8, 2003. This agreement contains the terms upon which subscription proceeds received in connection with the agency agreement described above, being the amount of $3,500,000 pursuant to Subscription Receipts, have been placed in escrow and are subject to release upon the closing of the Amalgamation, the Novaking Acquisition and the receipt of all necessary regulatory approvals in connection therewith. If, the aforementioned conditions are not satisfied satisfied or bywaived by March 15, 2005, the escrowed funds shall be returned to the subscribers.

3. Joint Venture Agreement.

4. Assignment Agreement.

5. Amalgamation Agreement

PROMOTERS OF NEWCO

Norman Brewster is to be considered the promoters of Newco.

AUDITORS, REGISTRAR AND TRANSFER AGENT OF NEWCO

The auditors of Newco are Wasserman Ramsay, Chartered Accountants, 5140 Yonge Street, Suite 2250, Toronto, Ontario, M2N 6L7. Wasserman Ramsay have been the auditors of Newco since December 16st, 2003. Newco acts as its own registrar and transfer agent.

DIVIDEND RECORD AND POLICY OF NEWCO

No dividends have been paid on any shares of Newco since the date of its incorporation. It is not contemplated that dividends will be paid in the foreseeable future.

LEGAL PROCEEDINGS INVOLVING NEWCO

Management of Newco is not aware of any legal proceedings, contemplated or actual, involving Newco which could materially affect Newco or which could materially affect the Simberi Properties.

BOARD APPROVAL

The contents as related to Newco and the sending of this Circular have been approved by the board of directors of Newco.

PART VI
INFORMATION REGARDING NOVAKING PTY LTD.

Name and Incorporation

Novaking Pty Ltd. was incorporated on the 11th March 2003 under the Australian Corporation Act 2001 and is registered in Western Australia. Its head office is located at 45 Stirling Highway, Nedlands, West Australia 6009. Novaking's principal business is that of a holding company.

Intercorporate Relationships

Through its wholly-owned subsidiary, Renaissance Corporation Pty Ltd., Novaking is the beneficial owner of four minerals exploration properties known as the Zanthus, Tarrawarra and Mt Elephant projects, located in Western Australia.

GENERAL DEVELOPMENT OF THE BUSINESS OF NOVAKING

Australian Mining Laws

In Australia, with few exceptions, all onshore mineral rights are reserved to the Government of the relevant State or Territory. Exploration for minerals is regulated by the general mining legislation of the relevant State or Territory and controlled by the relevant State or Territory government department. Where native title has not been extinguished, native title legislation may apply to the grant of tenure and some subsequent administrative processes.

Where large-scale mining projects are involved, mining leases can also be granted pursuant to specific legislation of the State or Territory. Such mining leases involve complex agreements with State governments on matters such as water rights, the size of the mining tenements, protection of the environment, the provision of infrastructure and the payment of royalties.

The Group's properties are located in the State of Western Australia. Upon application to the Western Australia Department of Mineral and Petroleum Resources, the Warden may grant a prospective license. The Warden is also responsible for providing recommendations in relation to exploration licenses to the Minister who, in turn, may grant an exploration license. Exploration or prospecting licenses generally grant exclusive rights to explore for minerals in an area for a set period, as long as the holder complies with the provisions of the relevant Mining Act relating to conditions of tenure and minimum annual expenditure.

In most Australian states, if the holder of an exploration license establishes indications of an economic mineral deposit and expends a minimum level of investment, it may apply for a mining lease. In Western Australia, the maximum area of a mining lease is 10 square kilometres and the maximum initial term is 21 years. A general purpose lease may also be granted for one or more of a number of permitted purposes. These purposes include erecting, placing and operating machinery in connection with mining operations, depositing or treating minerals or tailings and using the land for any other specified purpose directly connected with mining operations.

In Western Australia, the holder of an exploration license can obtain a mining lease without establishing an economic deposit. This gives the holder exclusive mining rights on the property. The Minister of Mines of the State of Western Australia may grant or refuse a mining lease at his discretion, regardless of the Warden's recommendation. If the applicant is the holder of an exploration license and the holder has complied with the conditions attaching to the exploration license, an application generally will be granted.

However, a 1994 decision of the Full Court of the Supreme Court of Western Australia held that the "automatic grant" was subject to the Minister's discretion to refuse the mining lease application on reasonable grounds in the public interest, such as major environmental issues.

Upon expiration of the initial term of a Western Australian mining lease, the holder has the right to renew for a further period of 21 years. Subsequent renewals are subject to the Minister's discretion.

Holders of mining leases must pay royalties on minerals extracted from the mining area. The amount of the royalty payable is specified in the relevant legislation.

Based on the current provisions of the Mining Act, an Exploration Licence will remain in force for up to 5 years from the date of grant. If the term is less than 5 years, the Exploration Licence may include a right of renewal at the discretion of the Minister but not so that the aggregate term of the Exploration Licence exceeds 5 years. Upon renewal, the conditions attaching to the exploration Licence may be varied or its area reduced.

The holder of an Exploration Licence is authorized to carry out exploratory operations of a kind described in the Exploration Licence with respect to its area. Exploration Licences may be granted for areas of land not exceeding 200 square kilometres (unless in the Minister's opinion, circumstances exist that justify the grant of a licence in respect of a greater area) pursuant to the Mining Act. The area covered by an Exploration Licence is required to be reduced by not less than 50% after the first 3 years of its term.

Conditions are imposed on the grant of an Exploration Licence pursuant to the Mining Act. These include conditions relating to the environment and include a standard schedule of general exclusions and condition s established pursuant to the Mining Act.

The Mining Act provides that during the first year of its term, an Exploration Licence, or an interest in an Exploration Licence, may not be assigned, transferred, sub-let, or made the subject of any trust or other dealing, whether directly or indirectly, without the consent in writing of the Minister pursuant to section 64(1) of the Mining Act, and any such transaction entered into without that consent will be void.

Properties

All of the properties are in the exploration stage and are without a known body of commercial ore. The proposed exploration programs are exploratory searches for ore.

Alive has received a legal opinion from Matthew Lewis, Lawyer, that there are no native title objections with respect to the Mt. Elephant and Tarrawara properties and that the application is pending with respect to the Zanthus property. Renaissance has entered into a set of agreements with potential native title claimants that could claim native title over the exploration areas. There are no material qualifications to the legal opinion. Matthew Lewis is independent of Alive, Novaking and Renaissance.

The Zanthus project comprises one Exploration Licence within which previous exploration has been successful in identifying a substantial deposit of lignite. It is considered that this material represents an energy resource which may be exploited in the future, and with appropriate developments in technology could provide the raw material for industrial complexes such as thermal power generation, oil extraction plants, petrochemical plants and coal conversion plants.

The Tarrawarra project comprises one Exploration Licence which is considered prospective to host epithermal silver, Irish Style lead-zinc, SEDEX, MVT and Carlin type mineralisation. Previous

exploration on the project has been successful in identifying zones containing anomalous silver and base mineralisation. Mineralisation identified to date is associated with sub-gossanous and/or manganiferous surface material, the distribution of which parallels the Giralia Fault that is a major extensional growth fault.
~~parallels the Giralia Fault that is a major extensional growth fault.~~

The Mt Elephant project comprises two contiguous Exploration Licences that are considered prospective to host gold and base metal mineralisation. Previous exploration on the project area has been successful in locating mineralisation at the Mt Elephant gossan, and the Green Elephant and East Elephant prospects. The Mt Elephant gossan crops out as linear ridge 500 metres long and up to 15 metres wide. Rock chip sampling of the gossan has returned results including 29 g/t gold and +10% copper.

The Company has obtained a report on the mineral projects located in Western Australia prepared by Allen J. Maynard, BASppSc (Geol) dated May 16, 2003 (the "Maynard Report"). Mr. Maynard is a consulting geologist providing consulting services to the mining industry. Neither Mr. Maynard, nor his family members have any material interest, direct, indirect or contingent neither in Alive, Newco, PGM Ventures Corporation, Renaissance Corporation Pty Ltd, and Novaking Pty Ltd. nor in any of the mineral properties included in the Maynard Report, nor in any other Alive, Novaking or PGM asset, nor has any interest existed in the past. Mr. Maynard has prepared the report strictly as an independent expert.

A complete copy of the Maynard Report, portions of which are quoted verbatim or are paraphrased herein, will be available for inspection at the registered office of the Company during normal business hours, as well as on the SEDAR website at www.sedar.com. All Figures and Tables contained herein are from the Maynard Report.


ALIVE INTERNATIONAL INC.
Project Location Map
Mt Elephant Project
18°00'
Broome
Karratha
Newman
WESTERN AUSTRALIA
Terrawarra Project
Geraldton
Kalgoorlie
Perth
N
250km
120°00'
Zanthus Project
AGD84
Figure 1

Zanthus Project

The Zanthus project comprises one Exploration Licence Application ("ELA"), numbered E69/1848, which secures an area of 126 square kilometres in the Dundas Mineral Field of Western Australia (Figure 2). The registered holder of the ELA is Renaissance. The project area is located on the southwest margin of the Eucla Basin on the eastern flank of the Fraser Range, 220 kilometres south east of Kalgoorlie. It lies between the Trans-Australian railway and the sealed Eyre highway.

The project is covered by ELA69/1848 located on the southwest margin of the Eucla Basin on the eastern flank of the Fraser Range, 220 kilometres southeast of Kilgoorlie. It is located between the Trans-Australian railway and the sealed Eyre highway 10 kilometres to the south of the southern tenement boundary.

Access is either from Kalgoorlie via tracks along the Trans-Australian railway or from the township of Balladonia on the Eyre Highway by graded tracks. Additional to the existing transport infrastructure is plentiful underground, undeveloped water supplies. The mining centre of Kalgoorlie is the nearest source of supply for all other requirements.

There is no developed infrastructure within the project area other than prospecting tracks. There is no current land use. The country is flat with scattered, sparse to medium-dense vegetation consisting of generally of low to medium height eucalyptus trees and shrubs in a semi-arid environment. A dry, salt-lake drainage valley trends easterly through the southern part of the area.

The exploration history of this area extends back to 1965 when Newmont Pty Ltd. explored a large area of the adjacent Fraser Range for base metals. The Griffin Coal Mining Company Limited ("Griffin") explored parts of the Eucla Basin for lignite from the mid 1970's to the lat 1980s. Drilling was completed o broad spaced drill pattern of 10 km by 1.0 to 2.5 km and was successful in outlining a global lignite resource of 970 million tones within the current project area. Sabminco NL held tenements covering the lignite resource within the current project area from 1989 to 1995 and reviewed the Griffin data and identified three lignite target areas that were drill tested. 2,000 metres of air coring were spread over 49 drill holes. Results of testing showed that the lignite contained up to 5% wax and could produce a suitable end-product value from A$1,000 to A$2,000/tonne. Subsequent work revealed that the extraction of Montan wax had extensive commercial applications. Results of initial oil testing were positive and indicated that the lignite has potential as an oil yielding material. A range of 40 to 90 litres of oil per tonne was typical and a maximum yield of 130 litres per tonne reported from several holes.

Drill hole samples also returned anomalous heavy mineral ("HM") and precious metal results including five metres grading 3.54% HM and tow metres grading 0.15 to 0.18g/t gold, 4 ppb palladium and 15 ppb platinum.

The Zanthus project covers part of the western margin of the Eucla Basin in southern Western Australia. The basin comprises flat lying marine and continental sediments of Cretaceous and Tertiary age. The sedimentary succession ranges up to a maximum of 700 metres in thickness in the centre of the basis with the average being 20 to 80 metres n thickness through the project area. The basement of the Eucla basin comprises Proterozoic amphibolite grade intermedian and basic gneisses and metapelites. Similar rock types forming the Fraser Range Complex to the west of the project are exhibit steep dips with individual lithologies of many kilometres in strike length. The general geomorphology that produced this basement is that of a relatively narrow, long, moderately steep-sided valleys.

The basal unit overlying steeply dipping Proterozoic Fraser Range Metamorphics comprises a very coarse sandstone with minor conglomeritic pebble bands and pyretic growth. This basal unit texture typically becomes fines in the upper parts and varies in thickness form 10 metres in the northern portion to about seven metres in the southern section. In the northern part of the area, the basal unit is overlaid by a sequence of sands, siltstone and claystone. Towards the south the main lignite seams conformably overlie the basal unit. A thin layer of fine sand, siltstone or claystone in turn overlies the lignite.

Marine sediments disconformably overlie the fluviatile sequence containing the lignite beds. These sediments comprise moderately well sorted glauconitic sandstones and minor calcareous claystone. Miocene fluvial and marine sediments overlie the Eocene sequence. The Eocene basal unit is interpreted

as being mainly fluviatile. It is associated with the unconformity on which the oldest middle Eocene sediments accumulated in response to the early phase of marine transgression. The upwards fining nature of the unit overlying the basal section in the northern part of the area is attributed to submersion of an extensive palaeo-drainage system by the encroachment of the first Eocene marine transgression. During this period of low fluvial energy the humic material developed to form the existing lignite. Regression of the marine environment brought a return of fluviatile deposition. Initially, a thin carbonaceous claystone developed over the peat seam succeeded by fine sand, siltstone and claystone. A second transgression rapidly inundated the drainage system so that the project area became an offshore marine environment where the water depth exceeded 100 metres.

The quality of the lignite varies significantly both laterally and vertically throughout the deposit. This variation in quality is directly related to the different environments of deposition that developed as a result of marine incursion inundating the drainage system. The marginal marine environment occurred in the northeastern region of the project area. Here, peat accumulation commenced in a partly oxidising forest association and progressively passed through reducing non-marine conditions to marginal marine and finished in marine open water conditions.

The Griffin Coal Mining Company Limited ("Griffin") utilized reverse circulation drilling to provide relatively uncontaminated samples. All holes were lithologically logged on site as the drilling progressed.

Large amounts of coal are required before it may be considered possibly economically viable. There were three phases of analysis.

Griffin outlined almost 1 billion tonnes (940+ million) of lignite as "pre-resource mineralization" within the project area from a broadly spaced drill pattern of 10 kilometres by 1 to 2.5 kilometres. It is estimated that there is possible mineral deposit of from 400 to 900 million tonnes of lignite. The lignite occurs in a continuous seam with a range of thickness of 10 to 15 metres, width of 400 to 1,000 metres and length of 30 kilometres. The table below shows the composite qualities of these three areas.

	Ash %	**Volatile Matter %**	**Fixed Carbon %**	**Specific Energy (MJ/kg)**	**Sulphur %**	**Sodium %**	**Chlorine %**
Dry Basis	25.3	43.1	31.7	19.00	5.06	2.38	4.36
50% Moisture	12.4	21.6	15.9	9.56	2.54	1.20	2.19

Griffin also completed further tests to determine the oil yield potential of six lignite seams. The results are shown in the following table:

Full Fischer Assay		
Drill hole	**Thickness (m)**	**Result (l/tonne), Dry Basis**
ZNR 4	30-36	38
ZNR6	29-38	68
ZNR 36	15-24	69
ZNR 48	39-52	39
ZNR 56	36-45.5	64
ZNR 65	30-35.5	133
Mini Fischer Assay		
ZNR 18	20-31	43
ZNR 23	22-34	49

ZNR 24	18-23	50
ZNR 26	22-36	56

The majority of these values are above the recognized cut-off grade of 45 litres per tonne (dry basis) and indicate that the lignite has potential as oil yielding material.

The Maynard Report concluded that the Zanthus lignite deposit represents a potential substantial energy resource which may be exploited in the future and with appropriate developments in technology could provide the raw material for the following types of industrial complexes:

- Thermal power generation
- Oil extraction plants
- Petrochemical plants
- Coal conversion plants
- Cement manufacture utilizing local limestone

It is recommended that further exploration of the Zanthus project will include drilling and bulk sampling of the lignite deposit and pilot scale testing of the various processing options. This will involve:

- Collection of large samples of several hundred kilograms each from throughout the deposit.
- Conduct pilot scale extraction of Montan wax on large samples.
- Infill drilling to bring lignite mineralization into the Measured Resource category.
- Pilot scale tests to determine the most appropriate technology or process for extraction of the various volatile hydrocarbon products.
- Conducting pilot scale tests of the lignite for suitability as a fuel for heat/power generation.

On completion of the pilot scale testing, further exploration would be directed towards identifying and quantifying sections of the deposit containing the highest concentrations of volatile compounds and Montan wax. The object of this work would be to define a minimum of 50 million tonnes of high grade lignite in which volatile matter was consistently above 40% and total oil yields above 90 litres/tonne.

It is estimated that this work will commence approximately three months after closing of the Novaking Acquisition and would be completed by March 2005. It is recommended that $600,000 be allocated towards such work initially and a variable amount form $600,000 to $2 million for follow up test work subject to successful results from the first stage.


ALBANY FRASER PROVINCE
BREMMER BASIN
Zanthus Lignite Resource
970 Mt inferred resource (JORC Code)
E69/1848
lignite resource outline
N
0
8km
ALIVE INTERNATIONAL INC.
ZANTHUS LIGNITE PROJECT
Resource Location
Figure 2
AGD84 Zone51

Tarrawarra Project

The Tarrawarra gold and base metal project comprises one ELA, numbered E08/1244, which covers an area of 30 square kilometres in the Ashburton Mineral Field of Western Australia. The registered holder of the ELA is Renaissance. The project area is located 1,000 kilometres north northwest of Perth and 130 kilometres south of Exmouth.

The terrain is flat to undulating with slight to moderate cover in a sub-tropical climate regime.

This area has an extensive exploration history that began with exploration for bentonite between 1962 and 1966. The grab sampling, bulk sampling and mineralogy that were carried out suggested that no commercial bentonite accumulations were present. Subsequent exploration work for phosphate revealed no economic concentrations and a further exploration program for bentonite between 1966 and 1967 suggested no commercial quantities of material were present.


GDA94 Zone50
LEGEND
Qal Alluvium/Colluvium
Tlc Cardabia Group
Kum Miria Marl
Kuk Korojon Calcarenite
Klt Toolonga Calcilutite
Klg Gearle Siltstone
Klw Windalia Radiolarite
SYMBOLS
Anticline
Fault
Track
Fence
Drainage
N
Remarkable Hill
Gearle Bore
Shed Dam
Tarrawarra Dam
Black Dam
Cardabia Woolshed
Swick Bore
Miria Bore
E08/1244
200 000mE
210 000mE
7 440 000mN
7 430 000mN
0
4km

ALIVE INTERNATIONAL INC.

TARRAWARRA PROJECT
Geology

Figure 3

Exploration for base metals began in 1978 and 1979. Work was completed in a 20 x 20 kilometre area centred on the current project area and included an airborne electromagnetic ("EM") and magnetic survey, rock chip sampling, drainage sampling, auger drilling, and percussion drilling. Seventy two line kilometres of Input EM and aeromagnetic data were collected during a single survey, but EM data was reportedly of poor quality due to shallow saline groundwater influences, and magnetic data noisy due to the interference of the EM system. Fifty stream sediment samples were collected with eight samples returning greater than 10 ppm silver from within the project area. A total of 215 rock chip samples were collected, with two returning >3 ppm silver from the southern parts of Exploration Licence E08/1244. 722 auger holes were completed, only four with +3 ppm silver fall within the current project area. The best result of the four was 100 g/t silver. Seven vertical percussion holes for 1,012.5 metres were completed to test various geochemical anomalies and provide stratigraphic information. One of these holes falls within the current project area, but no significant results were returned. Surface anomalism was attributed to sub-gossanous and manganiferous sulphide nodules.

Between 1989 and 1991 additional exploration was carried out. This exploration included an aeromagnetic survey, LandSat data interpretation, drainage sampling, and rock chip sampling. Over 9,200 line kilometres of 250 metre line spaced aero-magnetics was flown, of which some 140 line kilometres covered the current project area. Interpretation of aeromagnetic data, in conjunction with LandSat data, highlighted the major north north-easterly trending Giralia Fault. A total of 365 drainage samples were collected, with seven from the current project area. Results included 2 ppb gold, 39 ppm copper, 77 ppm zinc, and 15 ppm lead (silver results are not known). Location and results of the rock chip samples are unknown.

Further exploration for bentonite between 1988 and 1993 showed the bentonite to be of low quality. A diamond exploration program was carried out between 1992 and 1995; however, no primary source could be identified.

Between 1995 and 2001 exploration for base and precious metals in the current project area was carried out. The geological reconnaissance and grab sampling carried out was aimed at determining the spatial distribution of the sulphide nodules. During reconnaissance, 35 grab samples of the nodules were taken from the current project area with the maximum result being 260 ppm silver.

The general area in which the project is located is part of the western edge of the onshore Carnarvon Basin which is comprised of gently folded siltstones, sandstone and carbonates of Mesozoic and Tertiary age.

Interpretation of the Geological Survey of Western Australia ("GSWA") mapping and regional gravity data show the major north north-easterly trending Giralia Fault traverses the project area, along with a minor north easterly trending splay fault. The Giralia Fault is recognised as a major extensional listric (reducing in dip with depth) growth fault that has been related to the break-up of Gondwanaland, and was active until the Tertiary. Folding within the sediments consists of broad scale warping related to drag along the Giralia Fault. This has resulted in a syncline where the eastern limb is believed to show the primary regional dip and the western limb an expression of fault drag. Silver and base metal anomalous sulphide nodules have been located within the project area in zones sub-parallel to the Giralia Fault. Gossanous lithologies were also noted along the Giralia Fault (north of the current project area) by Hunter Exploration in 1998. Rock chip results were highly anomalous in silver and arsenic.

The Maynard report concluded that the presence of sulphide nodules anomalous in silver, along with anomalous base metals in drainage samples suggest a hydrothermal event has occurred spatially co-incident with the major Giralia Fault and associated splays. A primary exploration target here is an economic accumulation of mineralization that is structurally controlled and directly spatially related to the

Giralia Fault and associated sub-structures. Styles of mineralisation associated with this geochemical signature and structural setting in shallow marine host rocks include epithermal silver, Irish Style lead/zinc. SEDEX, MVT and Carlin type mineralization.

The proposed exploration program would include airborne and ground based geophysical surveys along with grid-based geochemical sampling and followed up by drilling. It is estimated that this work will commence approximately one month after closing of the Novaking Acquisition and would be completed by November 2004.

The following proposed expenditures over the next two years were recommended according to the Maynard Report:

Year 1	Australian $
Acquisition/interpretation of Airborne magnetics	$15,000
Ground magnetic and gravity surveying	$12,000
Induced polarisation survey	$10,000
Geological mapping	$ 8,000
Geochemical sampling	$25,000
Reporting/administration	$10,500
Total	**$80,500**

Year 2	Australian $
RAB drilling	$37,500
RC drilling	$60,000
Reporting/administration	$15,500
Total	**$113,000**

Mt Elephant Project

The Mt Elephant copper-gold project comprises two unsurveyed Exploration Licence Applications, numbered E08/1378 (10 blocks) and E08/1379 (18 blocks), which secure an area of 72 square kilometres in the Ashburton Mineral Field of Western Australia (Figure 5). The registered holder of both applications is Renaissance. The project area is located 40 kilometres south of the township of Paraburdoo.

The terrain is undulating to hilly with moderate vegetative cover in a sub=-tropical regime.

Historically, most work on these tenements has concentrated on the evaluation of a copper and gold anomalous gossan that outcrops over 500 metres in the central north of the current project area.

From 1969 to 1972 Western Mining Corporation Ltd ("WMC") explored a small Mineral Claim covering the Mt Elephant gossan targeting base metal mineralisation. Little information of WMC's work is recorded and it appears only geological mapping was completed. In 1972 Westmex NL drilled three angled diamond holes under the Mt Elephant gossan to test for copper mineralisation at depth. The three drill holes averaged 130 metres in length and it appears only copper analysis was completed. Best result was 3.7 metres grading 1.32% copper from 105 metres in hole DDH001. Pechiney Australia Exploration Ltd carried out exploration for uranium between 1972 and 1973 in an area overlapping the eastern extremity of the current project area. Its work was to follow-up numerous radiometric anomalies identified from an airborne survey and included limited rock chip sampling and petrography, but results were not significant. Maximum rock chip values of 95 ppm uranium, 188 ppm copper, 107 ppm lead and 110 ppm zinc were recorded. Open Pit Mining and Exploration Pty Ltd completed exploration for gold

and base metals over the Mt Elephant gossan between 1979 and 1988. Exploration completed work included rock chip sampling and shallow percussion drilling to 2.3 metres. Rock chips results included 29 g/t gold and 10.1% copper. No specific assay information was recorded for the shallow percussion holes. Pancontinental Mining Ltd carried out exploration for gold and rare earth elements ("REE") in an area overlapping much of the current project area from 1989 to 1990. This work included 1:25,000 scale mapping, channel sampling for REEs, BLEG drainage and rock chip sampling. Results of channel sampling for REEs were low, but BLEG drainage sampling returned a single 31 ppb gold sample from within the current project area, some 2.5 kilometres south west of the Mt Elephant gossan.

Repeat sampling and limited rock chip sampling to follow-up the anomalous drainage sample failed to return anomalous results. No further work was carried out. Nugold Hill Gold Mines NL carried out work that included systematic soil sampling for gold over part of the Mt Elephant gossan between 1994 and 1996. A total of 461 grid based soil samples were collected on 100 metre x 50 metre centres over an area of two kilometres x one kilometre. Results were subdued but show subtle gold anomalies to 9 ppb gold scattered over the grid. Limited rock chip sampling of the gossan returned up to 0.79 g/t gold. Ionex/Allegiance Mining carried out regional soil and rock chip sampling within the southern part of the current project area between 1996 and 1999 targeting gold and base metal mineralisation. Samples were generally collected at a spacing of one kilometre and at each site a soil and rock sample was collected. Rock chip sample results included 848 ppb gold and 1661 ppm copper. Soil samples were analysed with a selective extraction method returning a max of 9 ppb gold and 600 ppm copper. Results outlined gold and copper anomalous areas along the southern and southeastern extremities of the current project area that was subsequently named Green Elephant and East Elephant. These were nominally followed up with sample spacings of 100 metres to 500 metres. At the East Elephant prospect follow-up rock chip results returned 2 ppb gold and 500 ppm copper, and soils up to 28 ppb gold and 51 ppm arsenic. At the Green Elephant prospect follow-up rock chip results returned 96 ppb gold and 4.58% copper, and soils to 12 ppb gold and 231 ppm copper. A number of rock chip samples were also taken from Mt Elephant gossan returning results including 1.9 g/t gold and 29.3% copper.


Grid N
True N
0
200m
10,000mE
51.000mN
Qtz
W
Si
Local Grid
1200ppm Cu, 171ppm Ni, 251ppm Zn
DDH1 - 3.7m @ 1.32% Cu from 105m
Go
AGD84 Zone50
DDH3 - 2.7m @ 0.89% Cu form 34m
7 404 000mN
549 500mE
Qc
50,500mN
3450ppm Cu
1520ppm Cu
1550ppm Cu
10.1% Cu, 7.4ppm Ag, 258ppm Ni, 194ppm Zn
2040ppm Cu, 29g/t Au, 105ppm Pb, 149ppm Zn
DDH2 - 2.9m @1.32% Cu from 82m
820ppm Cu
3300ppm Cu
50,000mN
LEGEND
Qc Colluvium
Go Gossan
Qtz Quartz/Silicification
Sl Slate
W Greywacke
SYMBOLS
Rockchip Sample
Diamond Drillhole

ALIVE INTERNATIONAL INC.

MT ELEPHANT PROJECT
Mt Elephant Gossan - Geology
Rockchip Samples and Drillholes

Figure 6

The Mt Elephant project area covers rocks of the Proterozoic Ashburton Formation and overlying Capricorn Formation. Ashburton Formation lithologies include dolomite and sandstone, while the Capricorn Formation comprises ferruginous sandstone, mudstone, siltstone, conglomerate and felsic volcanics. Within the project area the Capricorn Formation forms prominent west north-westerly striking fault-bounded ridges protruding above the sub-parallel striking Ashburton Formation. Bedding faces south and dips are generally moderate to the south. A major west north-westerly striking fault marks the southern boundary of the Capricorn Formation and also controls local structural features within the underlying Ashburton Formation rocks. Splay faults with a northwest orientation are common and appear to control the bulk of the mineralisation located to date, such as that at the Mt Elephant gossan. Regolith is dominated by immature silica (+carbonate) rich soils overlying bedrock. Cover of colluvial sheet-wash is present in the southern and central parts of the project area. This type of environment tends to restrict the spatial distribution of metal anomalies away from their source, and results in subtle anomalies only relatively short distances (50-100 metres) from ore grade mineralisation. Mineralisation occurrences within the project area include that at the Mt Elephant gossan, and at the Green Elephant and East Elephant prospects. The Mt Elephant gossan outcrops as a low linear north westerly striking ridge, 500 metres long and up to 15 metres wide. The gossan is a malachite-stained boxwork of hematite, silica, and carbonate. Rock chip sampling of the gossan by previous explorers has returned results with peak values of 29 g/t gold and +10% copper.

Three diamond holes by Westmex intersected ankerite, chalcopyrite and pyrite returning a best result of 3.7 metres grading 1.32% copper (no gold analysis). Soil sampling of the gossan and adjacent Ashburton Formation lithologies by Nugold returned subtle anomalies of up to 9 ppb gold. Characteristics indicate that the mineralisation is of volcanogenic massive sulphide (VMS) or Carlin-gold type. Evaluation of previous geochemical data and detailed mapping is required to better evaluate the gossan and surrounding areas. Further RC drill testing of the prospect is warranted. At the Green Elephant and East Elephant prospects soil and rock chip sampling with limited follow-up has returned rock chip results of 848 ppb gold and 4.58% copper. Further systematic sampling and mapping is required to better test these areas.

Mineralisation occurrences within the project area include that at the Mt. Elephant gossan, and at the Green Elephant and East Elephant prospects. Characteristics of mineralization outlined to date suggest a volcanogenic massive sulphide or Carlin-gold type origin.

The Mt. Elephant project comprises two contiguous exploration licence applications covering 85 square kilometres of west north-westerly striking Proterozoic Ashburton and Capricorn Formation rocks. Lithologies include dolomite and sandstone, mudstone, silt stone, conglomerate and minor felsic volcanics. Most of the known gold and copper anomalism is sourced form Ashburton Formation rocks.

Rock chip sampling by previous explorers has returned results including 29 g/t gold and +10% copper. Soil sampling of the gossan and adjacent Ashburton Formation lithologies returned subtle gold anomalies. At the Green Elephant and East Elephant prospects soil and rock chip sampling with limited follow-up has returned rock chip results of 848 ppb gold and 4.58% copper.

A recommended exploration program would include comprehensive compilation and evaluation of all previously collected geochemical data in order to establish a coherent database. Detailed sampling and geological mapping would also be needed. It is estimated that this work will commence approximately one month after closing of the Novaking Acquisition and would be completed by November 2004.

The Maynard Report recommended the following proposed expenditures over the next two years:

Year 1	Australian $
Compilation and evaluation of geochemical data	$10,000
Geological mapping	$12,000
Soil sampling	$30,000
Rock chip sampling	$ 2,500
Reporting/administration	$ 8,200
Total	**$64,700**

Year 2	Australian $
RAB drilling	$37,500
RC drilling	$50,000
Reporting/administration	$13,000
Total	**$100,500**

RISK FACTORS

Assurance of Title to Properties

Novaking has taken reasonable steps to attempt to ensure that proper title to its proper-ties has been obtained, that it has been provided with legal or title opinions for its properties and that all transfers of mineral rights for its properties have been registered in the appropriate deeds offices with the Ministry of Mineral Resources, Republic of Australia. There is no guarantee that title to such properties, or licences and permits held by Novaking will not be challenged or impugned. Surveys have not been conducted on all properties, licences and permits held by ~~the~~ Novaking._ Despite the due diligence conducted by Novaking, any of its properties, licences or permits may be subject to unregistered agreements, transfers, claims, interests or undetected encumbrances affecting title.

Limited Operating History

Novaking is an exploration and development company, has a limited operating history, has not commenced commercial production on any of its properties which it currently owns and Novaking has no history of earnings. Novaking has not paid any dividends on its ordinary shares since incorporation and does not anticipate doing so in the foreseeable future. See "Novaking Pty Ltd. – Dividend Record and Policy".

Uninsurable Risks

In the course of exploration, development or mining of mineral properties, several risks, and in particular, unusual geological or unexpected operating conditions including failure of pit walls or dams, fires and flooding, may occur. Novaking may also incur liability as a result of pollution and other casualties. Novaking may not be able to insure fully or at all against such risks, or if available, Novaking may decide not to take out such insurance due to political factors, high premium-s or other reasons.

Requirement for Permits and Licences

The operations of Novaking require licences, permits and in some cases renewals of existing licences and permits from various governmental authorities. Management of ~~Alive believes that~~ Novaking believes that it currently holds or has applied for all necessary licences and permits to carry on the activities which it is currently conducting under applicable laws and regulations in respect of its properties, and also

believes that Novaking is complying in all material respects with the terms of such licences and permits. However, Novaking's ability to obtain, confirm, sustain or renew such licences and permits on acceptable terms are subject to changes in regulations and policies and to the discretion of the applicable governmental authorities.

Conflicts of Interest

Certain of the ~~shareholders and~~ directors of ~~the Company~~Novaking, following the transactions described herein, are shareholders and directors of other natural resource companies, and, to the extent that such other companies may participate in ventures in which ~~the Company~~ Novaking may participate, the directors of ~~the Company~~Novaking may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. ~~As has been the case in the past, i~~In the event that such a conflict of interest arises at a meeting of the directors of ~~the Company~~Novaking, a director who has such a conflict will abstain from voting for or against the approval of such participation or the terms thereof. In appropriate cases ~~the Company~~ Novaking will establish a special committee of independent directors to review a matter in which one or more directors or management, may have a conflict. From time to time, ~~the Company,~~Novaking, together with several other companies, may be involved in a joint venture opportunity where several companies participate in the acquisition, exploration and development of natural resource properties, thereby permitting ~~the Company~~ Novaking to be involved in a greater number of larger projects with an associated reduction of financial exposure in any given project. ~~The Company~~ Novaking may also assign all or a portion of its interest in a particular project to any of these companies due to the financial position of the other company or companies. ~~In accordance with the laws of the Yukon Territory, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.~~ In determining whether or not ~~the Company~~ Novaking will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to ~~the Company~~Novaking, the degree of risk to which ~~the Company~~ Novaking may be exposed and its financial position at that time. Other than as indicated, ~~the Company~~ Novaking has no procedures or mechanisms to deal with conflicts of interest.

Competition

The mineral exploration and mining industry is intensely competitive in all of its phases. ~~The Company~~ Novaking competes with numerous other companies and individuals possessing greater financial resources and technical facilities than itself in the search for, acquisition of and development of attractive mineral properties. ~~The Company'~~Novaking's ability to acquire properties and potential reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties ~~which~~ that are explored are ultimately developed into producing mines. With respect to Novaking's properties, should any ore reserves exist, substantial expenditures will be required to confirm ore reserves which are sufficient to commercially mine its current properties, and to obtain the required environmental approvals and permitting required to commence commercial operations. Should any resource be defined on such properties, there can be no assurance that the mineral resources on such properties can be commercially mined or that the metallurgical processing will produce economically viable saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not

limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

Potential Profitability Depends Upon Factors Beyond the Control of the Company

The potential profitability of mineral properties is dependent upon many factors beyond Novaking's control. For instance, world prices of and markets for non-precious and precious metals and minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of metals from mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways Novaking cannot predict and are beyond Novaking's control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of Novaking.

Operating Hazards and Risks

Mineral exploration and mining involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These hazards include unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour. Operations in which Novaking has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of gold, ~~copper~~ and other ~~metals~~minerals, any of which could result in damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. Although Novaking intends to maintain liability insurance in an amount, which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event Novaking could incur significant costs that could have a materially adverse effect upon its financial condition.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and Novaking may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the securities of Novaking.

Novaking is not presently insured against most environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. Novaking will periodically evaluate the cost and coverage of the insurance against certain environmental risks that is available to determine if it would be appropriate to obtain such

insurance. Without such insurance, and if Novaking becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds Novaking has to pay such liabilities and result in bankruptcy. Should Novaking be unable to fund fully the remedial cost of an environmental problem it might be required to enter into interim compliance measures pending completion of the required remedy.

Exploration and Mining Risks

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, none of Novaking's properties have a known body of ore. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability of Novaking to obtain suitable machinery, equipment or labour are all risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required in order to establish ore reserves through both drilling and bulk sampling, to develop metallurgical processes to extract the metal from the ore or to produce saleable products and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineral deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial mining operations or that funds required for development can be obtained on a timely basis. The economics of developing mining properties is affected by many factors including the cost of operations, variations in the quantities and grades of ore mined, fluctuations in the prices of ore which can be obtained on the metal markets, costs of processing equipment and such other factors as aboriginal land claims and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. There is no certainty that the proposed ~~bulk sample~~exploration and development program and the expenditures to be made by Novaking in the exploration and development of the interests described herein will result in discoveries of commercial quantities of ore.

The exploration for mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ~~ore body~~ore body may result in substantial rewards, few properties, which are explored, are ultimately developed into producing mines. Major expenses may be required to establish ore reserves by drilling, to develop metallurgical processes and to construct mining and processing facilities at a site. It is impossible to ensure that the current programs for Novaking will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are cyclical, and government regulations including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Novaking not receiving an adequate return on invested capital. Novaking is subject to the risks normally encountered in the mining industry, such as unusual or unexpected geological formations or cave-ins, which may result in production delays and/or increased production costs. Novaking may become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities by Novaking would reduce the funds available for exploration activities and may have a material adverse effect ~~of~~ on Novaking's financial position.

Resource Exploration is Speculative

Resource exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits ~~which~~that, though present, are insufficient in quantity and quality

to return a profit from production. The marketability of minerals acquired or discovered by Novaking may be affected by numerous factors which are beyond the control of Novaking and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of mining facilities, mineral markets and processing equipment, and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, a combination of which factors may result in Novaking not receiving an adequate return on invested capital.

Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of a mineral resource are discovered, a profitable market will exist for the sale of the product. Factors beyond the control of Novaking may affect the marketability of any substances discovered. The price of gold has experienced volatile and significant price movements over short periods of time and is affected by numerous factors beyond the control of Novaking, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods. This volatility may affect the commercial viability of any production from the properties of Novaking, assuming mineralization is present.

Commercial Viability

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Novaking not receiving an adequate return on invested capital.

Mining and Investment Policies

Changes in mining or investment policies or shifts in political attitude may adversely affect Novaking's business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and safety regulations. The effect of these factors cannot be accurately predicted.

Ore Reserves

There are a number of uncertainties in estimating quantities of reserves, including many factors beyond Novaking's control. The actual volume and grade of reserves recovered and actual rates of production may be less than estimates may imply.

Reserve estimations may change substantially if new information subsequently becomes available. Such estimates are, to a large extent, based on the interpretations of geological data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of operating costs based upon anticipated tonnage and grades of the material to be mined and processed, expected recovery rates, equipment operating costs and other factors. Furthermore, it may take many years from the initial phase of drilling before production is possible and, during that time, the economic feasibility of exploiting a discovery may change. Fluctuations in the price of commodities, variations in operating and capital costs,

different recovery rates and other factors, including but not limited to, short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades, may ultimately result in estimated reserves being revised. If such a revision were to indicate a substantial reduction in proven or probable reserves, it could negatively affect Novaking's financial condition and prospects.

Native Title in Australia

"Native Title" describes the rights and interests of Aboriginal and Torres Strait Islander people in land and waters according to their traditional laws and customs that are recognized under Australian law. ~~The Company~~ Novaking cannot make any assessment as to whether any existing assets will be materially affected.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Discussion of Operations

Year Ended ~~23rd~~ 31st ~~May~~ December 2003

The following discussion and analysis of the Novaking's financial condition and results of operations should be read in conjunction with the interim unaudited consolidated financial statements of the Novaking Group for the period ended ~~23~~31 ~~May~~ December 2003 and the accompanying notes included as part of these financial statements. All figures are stated in Australian dollars.

Overview

Novaking was incorporated on 11 March 2003 for the purpose of acquiring all the issued capital in Renaissance Corporation Pty Ltd.. Novaking's only intended activity is for it to act as a holding company, holding an investment in Renaissance. Renaissance is and will continue to be a mineral exploration company focussed on the acquisition and exploration of prospective mineral properties. The main undertaking of the consolidated Novaking Group (the "Novaking Group") therefore is to acquire and explore prospective mineral properties. These activities will continue to be performed via Renaissance.

The Novaking Group only is involved in exploration and has no regular cash flow from operations and its level of operations has been and will continue to be determined by the availability of capital resources and/or the ability of the Novaking Group to joint venture their exploration projects.

To date the mineral property acquisition and exploration activities of Renaissance have been funded by shareholders who have forgiven their loans to Renaissance such that Renaissance has no liabilities.

Novaking's exploration activities are at an early stage, and it has not yet been determined whether its properties contain recoverable ore.

Results of Operations

Novaking was incorporated on 11 March 2003 for the purpose of acquiring all the issued capital in Renaissance Pty Ltd. The acquisition of Renaissance was completed on 12 May 2003.

Apart from acquiring all the issued capital of Renaissance, Novaking has not traded.

Renaissance was incorporated on 29 June 1995. Since that period Renaissance has relied upon shareholders to finance its operations. During the ten months ended 30 April 2003 Renaissance did not earn any income (year to 30 June 2002 - $27). In the period to 30 April 2003 Renaissance incurred expenses of $2,457 (2002 - $803), of which $257 (2002 - $141) were due to general and administration, $nil (2002 - $662) to write down of mineral exploration properties, and $2,200 (2002 - $nil) to professional and consulting fees.

During the period to 30 April 2003 mineral exploration expenses of $20,704 (2002 - $nil) were capitalised. In addition Renaissance's shareholders agreed to write off their loans made to Renaissance totalling $25,132. This has given rise to an extraordinary profit of $25,132 for the period to 30 April 2003.

In addition to a total of $24,707 in third party expenses incurred on the mineral properties the Renaissance shareholders have incurred substantial professional exploration time costs in researching, sourcing, acquiring and developing the mineral properties owned by Renaissance. These professional time costs have not been charged to Renaissance and have as a result not been incorporated in the capitalised exploration expenditure taken up in the Novaking consolidated balance sheet as at ~~23 Ma~~31 December ~~y~~ 2003.

Liquidity and Capital Resources

Novaking's issued capital of $400 was used by way of a scrip for scrip acquisition of 100% of the issued capital of Renaissance. This transaction was not at arms length.

Since incorporation Renaissance has financed its operations through shareholder loans totalling $25,132. These loans have been used to finance Renaissance's general administration and exploration expenses. As part of the scrip for scrip arrangements whereby Novaking acquired all the issued capital of Renaissance shareholders forgave these loans in full.

As at ~~23~~31 ~~May~~ December 2003 ~~the~~ Novaking ~~Group~~ ha~~s~~d no cash assets ~~of $273~~.

In order to ensure sufficient funds for the future expansion of its mineral exploration activities, ~~the~~ Novaking ~~Group~~ has sought an arm's length agreement with Alive such that sufficient resources are available for these activities.

The ability of ~~the~~ Novaking ~~Group~~ to continue exploration and development of its property interests and to maintain its property interests and not forfeit such interests is dependent upon its ability to raise significant additional financing hereafter. Should the agreement with Alive not proceed then there is no assurance that adequate financing will be available to ~~the~~ Novaking ~~Group~~ or that the terms of such financing will be favourable. Should ~~the~~ Novaking ~~Group~~ not be able to obtain such financing, its properties may be lost entirely.

Outlook

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and require significant expenditures prior to achieving commercial production. Future precious metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. ~~The Novaking Group~~Novaking's mineral properties are not at a stage where significant income from any of the projects can be expected in the near term.

The Group Novaking will require additional funds for working capital, for further exploration and if a commercial body of ore is confirmed on any of the GroupNovaking's properties to initiate development of such body. It is proposed the funding of these activities will be provided via the agreement with Alive. There are no business opportunities or expenditures that are expected to arise prior to the determination of the Alive agreement.

If the Alive agreementNovaking Acquisition does not proceed then additional funding will be required by arranging equity financing, issuing long-term debt, arranging joint ventures with other companies or through a combination of the above.

There are not known deposits of commercial minerals on any of the mineral exploration properties of the Novaking Group and any activities of the Novaking Group thereon will constitute exploratory searches for minerals.

Other than as discussed herein, the Novaking Group is not aware of any trends, demands, commitments, events or uncertainties that may result in the Novaking Group's liquidity or capital resources either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Novaking Group's liquidity and capital resources will be substantially determined by the success or failure of the Novaking Group Novaking's exploration programs on its mineral properties and its ability to obtain the necessary financing to explore those properties.

DIRECTORS, OFFICERS, 10% HOLDERS AND PROMOTERS OF NOVAKING

The following table sets forth the names, municipalities of residence and descriptions of the directors and senior officers of Novaking, and their positions and offices with Novaking.

Name and Residence	Principal Occupations for the Previous Five Years	Served Since	Offices with Novaking	Number of Novaking Shares Owned or Controlled
Christopher Reindler Como, Western Australia	President, Caldera Resources Inc.	March, 2003	President and Director	Nil

The following is a description of management and key personnel of Novaking:

Christopher Reindler, Founder, President and Director – Mr. Reindler has been actively involved in the mining and exploration industry in Australia for over 33 years. For fifteen years, he was a self-employed prospector in prospective locations throughout Western Australia. From his original base as a geotechnician specializing in geological surveys he has expanded his skills as a prospector, administrator and acquirer of strategic land-holdings. He has acquired several land packages that have been joint ventured with major companies or sold to junior companies. Mr. Reindler is the President of Caldera Resources, Inc., a public company listed on the Toronto Stock Exchange.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS OF NOVAKING

Compensation of Directors

Since incorporation, Novaking has paid no cash compensation to its directors as such. Executive officers of Novaking who also act as directors of Novaking, do not receive any additional compensation for

services rendered in such capacity, other than as paid by Novaking to such executive officers in their capacity as executive officers. See "Compensation of Executive Officers".

Compensation of Executive Officers

As at ~~May 23~~December 31, 2003, Novaking had one executive officer, who continues to serve with Novaking. "Executive Officer" means the chairman and any vice-chairman of the board of directors, president or any vice-president and any officer of Novaking who performs a policy making function in respect of Novaking. The aggregate cash compensation (including salaries, fees (including director's fees), commissions, bonuses to be paid for services rendered, bonuses paid for services rendered in a previous year, and any compensation other than bonuses earned, the payment of which is deferred), paid to such Executive Officers, by Novaking for services rendered during the year ended ~~May 23~~December 31, 2003 was nil.

Summary Compensation Table

The following table sets forth all annual and long-term compensation for services in all capacities to Novaking for the financial year ended ~~May 23~~December 31, 2003 in respect of individual(s) who were acting in a capacity similar to the chief executive officer of Novaking during the fiscal year ended ~~May 23~~December 31, 2003.

	Annual Compensation				Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP[(1)] Payouts ($)	All Other Compensation ($)
Christopher Reindler, President	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) "LTIP " or "long-term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

Stock Options

Novaking has no employee stock option plan or management incentive plan

Long-term Incentive Plans

Novaking has not had and does not currently have any long-term incentive plans.

Stock Appreciation Rights ("SAR") and Restricted Shares

Since incorporation, no SARSs or restricted shares were granted by Novaking to, or exercised by, the Executive Officers of Novaking. Furthermore, no stock appreciation rights have been exercised.

Pension and Retirement Plans and Payments made upon Termination of Employment

Novaking does not have in place any pension or retirement plan. Novaking has not provided compensation, monetary or otherwise, to any person who now acts or has previously acted as an Executive Officer of Novaking, in connection with or related to the retirement, termination or resignation of such person and Novaking has provided no compensation to such persons as a result of a change of control of Novaking, its subsidiaries or affiliates. Novaking is not party to any compensation plan or arrangement with its Executive Officers resulting from the resignation, retirement or the termination of employment of such person.

Employment Contracts

There are no employment contracts between Novaking and any employees, officers or directors.

Other Compensation

Other than the compensation as set forth herein, Novaking did not pay any additional compensation to the Named Executive Officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees) during the financial year ended ~~May 23~~December 31, 2003.

MANAGEMENT CONTRACTS OF NOVAKING

Novaking has no management contracts or other arrangements in place where management functions are performed by a person other than the directors or officers of Novaking.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS OF NOVAKING

Since incorporation, no director or executive officer of neither Novaking nor any of their associates or affiliates is or has been at any time indebted to Novaking.

INTERESTS OF MANAGEMENT AND OTHERS IN MATTERS TO BE ACTED UPON AND MATERIAL TRANSACTIONS

Other than as disclosed herein, and as set forth below, management of Novaking is not aware of any material interest in any matter to be acted upon or any material transaction, direct or indirect, of any director or senior officer of Novaking, or of any person beneficially owning, directly or indirectly, more than 10% of Novaking's outstanding voting securities or any associate or affiliate thereof, other than the interest which any such person may have as a shareholder in Novaking and, on completion of the Amalgamation and the Novaking Acquisition, as a security holder of the Resulting Issuer.

NON ARM'S LENGTH PARTY TRANSACTIONS

Novaking has not entered into any non-arm's length party transactions.

AUTHORIZED CAPITAL OF NOVAKING

Novaking is authorized to issue an unlimited number of ordinary shares. There are currently 400 Novaking Shares issued and outstanding

The holders of Novaking Shares are entitled to one (1) vote for each share ~~or warrant~~ held by them at all meetings of security holders of Novaking other than meetings of the holders of another class of shares. The holders of Novaking Shares are entitled to receive the remaining property of Novaking upon the liquidation, dissolution or winding-up of Novaking, whether voluntary or involuntary, after all rights of holders of preference shares, if any, have been satisfied and to receive such dividends as are declared payable on Novaking Shares as a separate class by the board of directors in its discretion.

As at the Effective Date, there are no Novaking Shares that are reserved for issuance pursuant to any options, warrants or other rights to acquire securities of Novaking

CAPITALIZATION OF NOVAKING

The capitalization of Novaking is as follows.

Capital	Amount Authorized	Outstanding as at ~~May 23~~December 31, 2003 (audited)
Novaking Shares	unlimited	400 (A$400)

Notes:

(1) As at ~~23rd May~~31st December, 2003, Novaking had a surplus of A$273.00.

PRIOR SALES OF SECURITIES OF NOVAKING

Since incorporation an aggregate amount of 400 Novaking Shares have been issued as described in the following table.

Date	Number	Issue Price	Total Issue Price	Nature of Consideration Received
May 8, 2003	400	A$1.00	A$400.00	cash
Total	400 Novaking Shares			

PRINCIPAL SHAREHOLDERS OF NOVAKING

The following table lists all holders of Novaking Shares holding 10% or more Novaking Shares as at the Effective Date and the holdings of such persons in Novaking Shares after giving effect to the Amalgamation and the Novaking Acquisition.

Name	Type of Ownership	Number and Percentage of Novaking Shares Held as at the Effective Date(1)	Number and Percentage of ~~LDC~~ Alive Shares Owned After Amalgamation and the Novaking Acquisition(2)(3)
Glenstar Enterprises Ltd.	Direct	75 (18.75%)	3,000,000 (3.19%)
Carlisle International Holdings Inc.	Direct	50 (12.5%	2,000,000 (2.13%
Rolmar Investments Inc.	Direct	50 (12.5%)	2,000,000 (2.13%)
Torcan Investments Inc.	Direct	50 (12.5%)	2,000,000 (2.13%
Wigmore Asia Limited	Direct	41 (10.25%)	1,640,000 (1.74%)

Notes:

(1) Assumes 400 Novaking Shares outstanding.

(2) Assumes 15,881,831 Alive Shares outstanding and completion of Newco Private Placement.

(3) Will be placed in escrow ~~pursuant to an escrow agreement~~. See "Information Regarding Post Amalgamation Structure – Escrowed Shares".

MATERIAL CONTRACTS OF NOVAKING

The following are the agreements, understandings and contracts which have been entered into by Novaking that are presently considered by management to be material:

Securities Exchange Agreement dated May 27, 2003 between Novaking, Alive and the shareholders of Novaking providing for the exchange of all the issued and outstanding ordinary shares of Novaking on the basis of 40,000 Alive Shares for each Novaking Share.

Copies of theise agreements will be available for inspection at the offices of Albaum & Associates, 366 Bay Street, Suite 800, Toronto, Ontario M5H 4B2, during ordinary business hours on any day prior to the date of the Alive Meeting and 30 days thereafter.

PROMOTERS OF NOVAKING

Christopher Reindler is to be considered the promoter of Novaking.

AUDITORS, REGISTRAR AND TRANSFER AGENT OF NOVAKING

The auditor of Novaking is David Coote, Chartered Accountant, PO Box 959, Canning Bridge, Western Australia 6153 and has been the auditor of Novaking since incorporation. Novaking acts as its own registrar and transfer agent.

DIVIDEND RECORD AND POLICY OF NOVAKING

No dividends have been paid on any shares of Novaking since the date of its incorporation. It is not contemplated that dividends will be paid in the foreseeable future.

LEGAL PROCEEDINGS INVOLVING NOVAKING

Management of Novaking is not aware of any legal proceedings, contemplated or actual, involving Novaking ~~which~~ that could materially affect Novaking.

BOARD APPROVAL

The contents as related to Novaking and the sending of this Circular have been approved by the board of directors of Novaking.

PART VII
INFORMATION REGARDING POST AMALGAMATION STRUCTURE

NAME, CONTINUANCE AND OFFICES

The name of the Resulting Issuer will be changed to Simberi Gold Corporation, subject to applicable shareholder and regulatory approvals. The Resulting Issuer, subject to applicable shareholder and regulatory approvals, will be continued under the YBCA.

Upon completion of the Amalgamation it is anticipated the head office of the Resulting Issuer will be relocated to 347 Bay Street, Suite 700, Toronto, Ontario, M5H 2R7. The registered office of the Resulting Issuer will be moved to ~~347 Bay Street, Suite 700, Toronto, Ontario, M5H 2R7.~~Suite 200, 304 Jarvis Street, Whitehorse, Yukon Territory Y1A 2H2.

INTERCORPORATE RELATIONSHIPS

Newco and Novaking will be wholly owned subsidiaries of the Resulting Issuer following completion of the Amalgamation as follows:


Simberi Gold Corporation
(Alive upon completion of the Amalgamation and the Novaking Acquisition)
100%
100%
PNG Pacific Resources Inc.
Novaking Pty Ltd.

BUSINESS OF THE RESULTING ISSUER

The Resulting Issuer will carry on the business of a mineral exploration and development company with its properties located in the South Pacific and Western Australia.

COMMON SHARE CAPITAL (NON DILUTED AND DILUTED)

Item	Number of Alive Shares	% of the Total of Alive Shares Issued	% on a Fully Diluted Basis
Alive Shares issued and outstanding (pre-Amalgamation)	7,548,110[(1)]	8.0 %	6.2%
Alive Shares pursuant to Alive Private Placement	8,333,721[(2)]	8.9 %	6.9%
Alive Shares issued in exchange for Novaking Pty Ltd.	16,000,000	17.0%	13.2%
Alive Shares issued to former holders of Newco Shares (i.e. PGM Ventures Corporation) pursuant to Amalgamation	40,000,000	42.6%	32.9%
Alive Shares issued pursuant to Amalgamation as a result of Newco Private Placement (i.e. Newco Class A Special Shares) [(2)]	20,000,000	21.3%	16.5%
Finders Fee to Tory, Ryan & Co. Inc.	2,000,000	2.1%	1.6%
Total non-diluted capital of Resulting Issuer	93,881,831	100 %	77.3%
Conversion of Special Warrants	500,000		0.4%
Alive Shares issuable upon exercise of warrants exchanged on completion of the Amalgamation	20,000,000		16.5%
Alive Shares issuable upon exercise of compensation options issued to Standard Securities Capital Corporation by Newco and exchanged on completion of the Amalgamation	4,000,000		3.3%
Alive Shares issuable upon exercise of stock options granted by the Resulting Issuer on the completion of the Amalgamation	3,055,000		2.5%
TOTAL RESERVED	27,555,000		22.7 %
Total fully diluted capital of Resulting Issuer	121,436,831		100 %

Notes:

(1) Based on 15,881,831 Alive Shares currently outstanding in Alive without giving effect to Alive Private Placement.

(2) The Newco Private Placement is actually comprised of the following securities: Private placement of 20,000,000 Newco Units at $0.25 per Newco Unit, for gross proceeds of $5,000,000; (please see definition of "Newco Private Placement" in the Glossary to this Circular for further information).

(3) The Resulting Issuer will, subject to shareholder and regulatory approval, be amending its stock option plan in conjunction with the Amalgamation. The Resulting Issuer may issue stock options up to 10,000,000 Alive Shares. Currently Alive anticipates issuing options to purchase 3,055,000 Alive Shares in conjunction with the Amalgamation and the Novaking Acquisition and as such, the actual number to be granted may be lower or higher than that set forth in the chart above.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Compensation of Directors

It is anticipated that the Resulting Issuer upon completion of the Amalgamation and the Novaking Acquisition will pay no cash compensation (including salaries, director's fees, commissions, bonuses paid for services rendered, bonuses paid for services rendered in a previous year, and any compensation other than bonuses earned by the directors for services rendered) to the directors for the fiscal year in which the Amalgamation and Novaking Acquisition occur for services rendered as directors only.

Proposed executive officers of the Resulting Issuer who are also anticipated to act as directors of the Resulting Issuer upon completion of the Amalgamation and the Novaking Acquisition will not receive any additional compensation for services rendered in such capacity, other than as paid by the Resulting Issuer upon completion of the Amalgamation to such executive officers in their capacity as executive officers. See "Compensation of Executive Officers" and "Employment Contracts" herein.

It is anticipated that the following individuals will serve as Executive Officers of the Resulting Issuer:

Name and Municipality of Residence	Proposed Senior Officer Positions
Norman Brewster Ajax, Ontario	President CEO
Peter Miller London, England	Vice-President
Christopher Reindler Como, Western Australia	President of Novaking

Compensation of Executive Officers and Summary Compensation Table

The following table sets forth the expected annual and long-term compensation for services in all capacities to the Resulting Issuer for the twelve months following completion of the Amalgamation and the Novaking Acquisition in respect of individual(s) who are expected to be acting in a capacity similar to the chief executive officer of the Resulting Issuer and the four most highly compensated Executive Officers.

	Annual Compensation				Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(1) Payouts ($)	All Other Compensation ($)
Norman Brewster, President & CEO	2004	Nil	Nil	Nil	500,000	Nil	Nil	Nil
Peter Miller Vice-President	2004	Nil	Nil	Nil	50,000	Nil	Nil	Nil

Notes:

(1) "LTIP" or "long-term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

Stock Options Granted to Executive Officers and Directors

Upon completion of the Amalgamation, Executive Officers and directors of the Resulting Issuer will hold options as follows:

Optionee	Number of Alive Shares Reserved under Option	Exercise Price Per Share	Expiry Date
Norman Brewster	500,000	$0.15	June 30, 2008
Peter Miller	500,000	$015	June 30, 2008
Peter Gleeson	100,000	$0.15	June 30, 2008
Maurice Stekel	100,000	$0.15	June 30, 2008
John A. Cerenzia	150,000	$0.15	June 30, 2008
Christopher Reindler	100,000	$0.15	June 30, 2008
Total	1,4~~3~~50,000		

These options will be subject to certain escrow requirements as described in "Escrowed Shares".

Long-term Incentive Plans

Apart from stock options granted pursuant to the Stock Option Plan, it is not anticipated that the Resulting Issuer will have any long-term incentive plans following completion of the Amalgamation and the Novaking Acquisition.

Stock Appreciation Rights ("SAR" and Restricted Shares)

It is not anticipated that the Resulting Issuer will grant any stock appreciation rights during the fiscal year in which the Amalgamation and the Novaking Acquisition occurs.

Pension and Retirement Plans and Payments made upon Termination of Employment

It is not anticipated that the Resulting Issuer will have in place any pension or retirement plan in the near future. It is anticipated that the Resulting Issuer upon completion of the Amalgamation and the Novaking Acquisition will not provide compensation, monetary or otherwise, to any person who now acts or has previously acted as an Executive Officer of Newco or Alive, in connection with or related to the retirement, termination or resignation of such person. It is not anticipated that the Resulting Issuer will provide any compensation to such persons as a result of a change of control of the Resulting Issuer, its subsidiaries or affiliates. It is not anticipated that the Resulting Issuer will be a party to any compensation plan or arrangement with its executive officers resulting from the resignation, retirement or the termination of employment of such person.

Employment Contracts

It is not anticipated that the Resulting Issuer will have in place any employment contracts with senior managers.

Other Compensation

Other than the compensation as set forth herein, its is not anticipated that the Resulting Issuer will pay any additional compensation to the Named Executive Officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees) during the financial year ending December 31, 2004.

Aggregate Ownership of Securities by Directors, Officers and Promoters and Public and Insider Ownership

After giving effect to the Amalgamation and the Novaking Acquisition, the directors and officers, insiders and promoters of the Resulting Issuer will own directly or indirectly, or exercise control or direction over 40,150,471 Alive Shares, representing approximately 42.76% of the issued and outstanding Alive Shares (assuming completion of the Newco Private Placement).

After giving effect to the Amalgamation, the Novaking Acquisition and the Newco Private Placement, the aggregate number of issued and outstanding Alive Shares held by the public will be 53,881,831 representing approximately 57.39% of the issued and outstanding Alive Shares.

DIRECTORS, OFFICERS AND PROMOTERS

The following table sets forth the name of each of the persons proposed as a director or officer of the Resulting Issuer, all positions and offices in the Resulting Issuer to be held by him, his municipality of residence, his principal occupation at the present and during the preceding five years, the period during which he has served as a director or officer of Newco or Alive, and the number and percentage of Alive Shares that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the Effective Date.

Name, expected positions and Residence	Principal Occupations for the Previous Five Years	Number and Percentage of Alive Shares Held or Controlled as at the Effective Date(1)	Number and Percentage of Alive Shares Held or Controlled After the Amalgamation, the Novaking Acquisition and Private Placement (2)
Norman Brewster Director-and-, President and Chief Financial Officer Ajax, Ontario	Professional Geoscientist; Chief Financial Officer, Vice-President and Secretary of PGM Ventures Corporation; director and chairman of Ambrex Explorations from 1997 to 2000; director and Vice-President of KWG Resources Inc. from 1987 to 1997; director of Verdex Resources from 1999 to present; director of EAG Resources from 1996 to 2002; President of Spider Resources Inc. from 1993 to 2003; currently a director of Spider Resources Inc. (since 1993) and since 2002 has been a director of European Gold Resources Inc.	150,471	40,150,471 (42.76%)

Name, expected positions and Residence	Principal Occupations for the Previous Five Years	Number and Percentage of Alive Shares Held or Controlled as at the Effective Date(1)	Number and Percentage of Alive Shares Held or Controlled After the Amalgamation, the Novaking Acquisition and Private Placement (2)
Peter Miller Director and Vice- President London, England	President, current CEO and director of PGM Ventures Corporation.	Nil	40,000,000(4) (42.60%)
Peter Gleeson Director	Independent Business Consultant; Director of Southpath Trading Ltd.; Director of PGM Ventures Corporation	Nil	40,000,000(5) (42.60%)
Maurice Stekel Director Toronto, Ontario	Independent Business Consultant; a senior partner in the accounting firm of Birnbaum, Prenick, Stekel & Co. from 1965-1993; on June 1, 1993, Mr. Stekel changed his status to "retired partner".	Nil	Nil
John A. Cerenzia Woodbridge, Ontario	Independent Business Consultant	Nil	Nil

Notes:

(1) Alive Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the Effective Date, based upon information furnished by the above individuals.

(2) Assumes 93,881,831 Alive Shares issued and outstanding and does not include Alive Shares issuable upon exercise of stock options or warrants.

It is anticipated that upon completion of the Amalgamation, the Audit Committee will consist of Norman Brewster, Maurice Stekel and John A. Cerenzia. It is not anticipated that the Resulting Issuer will have a compensation committee.

MANAGEMENT OF THE RESULTING ISSUER

If all of the matters placed before the Meeting are approved, and the Amalgamation and the Novaking Acquisition are completed, the following individuals are anticipated to be the key personnel of the Resulting Issuer:

Norman Brewster, President

Mr. Brewster is a Professional Geoscientist with 30 years experience in the mining industry, ~~predominately~~ predominantly in international exploration. Mr. Brewster graduated from Acadia University in Nova Scotia in 1969 with a B.Sc. in geology. During his education, Mr. Brewster gained experience as a geologist with the Nova Scotia and New Brunswick governments as well as various international assignments for A.C.A. Howe International Limited in Canada, becoming a partner of this international consulting firm. In 1983, Mr. Brewster started his own consulting company, Minroc Management Ltd. and has gained geological and management experience operating throughout North America, the Caribbean, South America, Africa, Europe and Russia. In 1996, Mr. Brewster joined the

Board of Icelandic Gold Corporation, the predecessor company to PGM Ventures Corporation. Mr. Brewster was a director of KWG Resources Inc. and Vice-President from 1987 to 1997. Mr. Brewster is currently the Chief Financial Officer, Vice-President and Secretary of PGM Ventures Corporation and has been a director of Verdex Resources from 1999 to the present. Mr. Brewster was a director and chairman of Ambrex Explorations from 1997 to 2000; director and Vice-President of KWG Resources Inc. from 1987 to 1997; director of Verdex Resources from 1999 to 2002; director of EAG Resources from 1996 to 2002; President of Spider Resources Inc. from 1993 to 2003. He is currently a director of Spider Resources Inc. (since 1993) and since 2002 has been a director of European Gold Resources Inc.

Peter Miller, Vice-President

Mr. Miller began his business career as a mine geologist at Libanon gold mine on South Africa's West Rand, followed by exploration activities in the northwest Cape. After completing an MBA in 1974 at the University of the Witwatersrand, Mr. Miller spent 10 years with leading South African brokerage firms, where he was regularly voted top mining analyst by the country's investment institutions. He was also a founder member and director of MasterBore, which grew to be South Africa's second largest drilling company over a five year period. In 1985, Mr. Miller was appointed senior mining analyst in London by Shearson Lehman Brothers and later Yorkton Securities Inc., and was active in corporate finance activities for both companies. In 1996, he joined KWG Resources Inc. as the company's president and in 1997 was appointed chairman of Icelandic Gold Corporation, the predecessor company to PGM. He now holds the position of President and CEO of PGM Ventures Corporation.

Peter Gleeson, Director

Since 1996, Peter Gleeson has worked in various positions doing due diligence for investment groups. Currently, Mr. Gleeson serves as a director of Southpath Trading Ltd., a company which supplies investment advice to fund managers and private investors. Mr. Gleeson also serves as a director of Belgopark SRL, a Belgian property company, as well as Jeckyll Ltd., a brand establishment company. Over the past decade, Mr. Gleeson brought to market Video-Plusä in the United Kingdom (known as "VCR Plus" in the US.). Serving as Managing Director of Acomex Ltd., he was involved in sourcing investment for the initial capital as well as on-going financing, and running the day to day aspects of the business, including importing product from Hong Kong and arranging letters of credit.

Maurice Stekel, Director

Mr. Stekel has been a director of Focal Resources Limited since August 1990 (now Verdx Minerals Corporation). He has also been a director of Noront Resources Ltd since April 2003. Mr. Stekel was a director of EAG Inc. from April 1998 to May 2002; a director of Lagasco Corp. from March 1994 to February 2001. He was a director of Far East Gold from June 1996 to May 1997; a director of Softcop Corporation from 1995 to 1996. He has been a director of Northpoint Corporation since March 2000. Mr. Stekel has been a practising member of the Canadian Institute of Chartered Accountants since 1958. He has been a senior partner in the accounting firm of Birnbaum, Prenick, Stekel & Co. from 1965-1993. On June 1, 1993, Mr. Stekel changed his status to "retired partner". Presently he is an active business consultant.

John Cerenzia, Director

Mr. Cerenzia has experience with small capitalization companies and junior resource issuers. Mr. Cerenzia is also a director of Helix Ventures Inc., an oil and gas development and exploration company with properties in Alberta and Saskatchewan and 701 Media Group Inc. He was formerly president of Aquarius Investment Group, a private company. He has served as consultant to other public companies and is a former Systems Business Analyst with the Ontario Ministry of Transportation, where he worked for 32 years. Mr. Cerenzia is currently the President of the Company.

OTHER REPORTING ISSUERS

The following table sets out the proposed directors, officers, and promoters of the Resulting Issuer that are, or have been within the last five years, directors, officers or promoters of other reporting issuers:

Name	Name and Jurisdictions of Reporting Issuers	Positions	Dates - From and To (1)
Norman Brewster	Spider Resources Inc.	Director, President	March 1993 to Present ~~March 1993 to 2003~~
	PGM Ventures Corporation	Director, Vice-President and Secretary	1996 to Present
	European Gold Resources Inc.	Director	2002 to Present
	Verdex Resources	Director	April 1999 to ~~Present~~2002
	EAG Resources	Director	June 1996 to May 2002
	Ambrex Explorations	Chairman and Director	November 1997 to March 2000
Peter Miller	PGM Ventures Corporation	Director, Chairman and President	1998 to Present
Peter Gleeson	PGM Ventures Corporation	Director	June 2002 to Present
Maurice Stekel	Verdex Minerals Corporation	Director	August 1990 to Present
	Noront Resources Ltd.	Director	April 2003 to Present
	Northpoint Corporation	Director	March 2000 to Present
	Emerging Africa Gold Inc.	Director	April 1998 to May 2002
	Lagasco Corp.	Director	March 1999 to February 2001
	Focal Resources Limited	Director	August 1990 to Present
John A. Cerenzia	Alive International Inc.	Director and President	August 2002 to Present
	Helix Ventures Inc.	Director	April 2000 to August 2002
	Wycliffe Resources Inc.	Director	April 2003 to Present

Note:

(1) Dates are approximate.

CEASE TRADE ORDERS OR CORPORATE BANKRUPTCIES

No director, officer or shareholder holding a sufficient number of securities of the Resulting Issuer to affect materially the control of the Resulting Issuer is, or has been within the past ten years, a director or officer of any other issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation for a period of more than 30 consecutive days or became a bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

PENALTIES AND SANCTIONS

Other than as set out herein, no director, officer or shareholder holding a sufficient number of securities of the corporation to affect materially the control of the Resulting Issuer has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision. In 1987, Mr. Brewster paid a fine to securities regulatory authorities for failure to report insider trades.

PERSONAL BANKRUPTCIES

No director, officer or shareholder holding a sufficient number of securities of the corporation to affect materially the control of the Resulting Issuer, or a personal holding company of any such person has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

CONFLICTS OF INTEREST

Certain directors and officers of the Resulting Issuer are associated with other reporting issuers or other corporations, which may give rise to conflicts of interest. In accordance with the OBCA, and the YBCA (assuming continuance of the Resulting Issuer pursuant thereto), directors who have a material interest or any person who is a party to a material contract or a proposed material contract with the Resulting Issuer are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the Resulting Issuer. Some of the directors and officers of the Resulting Issuer have or will have either other employment or other employment or other business or time restrictions placed on them and accordingly, these directors and officers of the Resulting Issuer will only be able to devote part of their time to the affairs of the Resulting Issuer.

STOCK OPTIONS AND WARRANTS

Options to Acquire Alive Shares Upon Completion of the Amalgamation and the Novaking Acquisition

The following table shows the particulars of the anticipated options and warrants outstanding to acquire Alive Shares upon completion of the Amalgamation and the Novaking Acquisition. The options (other than the Alive Compensation Options) will be governed by the Resulting Issuer's Stock Option Plan.

Category	Number of Alive Shares Under Option	Exercise Price ($)	Expiry Date
Proposed Officers	1,1~~0~~00,000	$0.15	June 30, 2008
Proposed Directors (not including officers) (Three)	350,000	$0.15	June 30, 2008
Employees and Consultants	1,~~7~~05,000	$0.150	June 30, 2008
~~Officers and Directors Outgoing (1)~~	~~Nil~~		
Alive Compensation Options	1,000,000 1,000,000	$0.25 $0.25	December 8, 2005 December 8, 2005
Warrants to Purchase Alive Shares Granted in Connection with the Newco's Class A Special Share Purchase Warrants	20,000,000	$0.40	24 months from issue
Warrants to Purchase Alive Shares Granted in Connection with the Newco Compensation Options	2,000,000	$0.40	24 months from issue

There are no assurances that the options, warrants or other rights described above will be exercised in whole or in part.

DESCRIPTION OF SHARE CAPITAL

The authorized share capital of the Resulting Issuer will be the same as that of Alive.

ESCROWED SHARES

Upon completion of the Amalgamation,56,140,571* Alive Shares will be placed into an Exchange escrow. These Alive Shares will be released over periods in accordance with the respective forms of the Exchange described below.

The following table lists the names of beneficial owners of the securities that are or will be subject to escrow and the number of securities held at both the Effective Date and after giving effect to the Amalgamation.

Name of Securityholder	Number and Percentage of Securities held in Escrow as the Effective Date	Number and Percentage of Alive Shares held in Escrow after Giving Effect to the Amalgamation and the Novaking Acquisition[(1)]	Type of Restriction
PGM Ventures Corporation	Nil	40,000,000 (42.60%)	Value Escrow
Norman Brewster	Nil	140,571 (0.15%)	Value Escrow
Glenstar Enteprises Ltd. [(2)]	Nil	3,120,000 (3.32%)	Value Escrow
Carlisle International Limited[(2)]	Nil	2,000,000 (2.13%)	Value Escrow
Rolmar Holdings Inc. [(2)]	Nil	2,000,000 (2.13%	Value Escrow
Torcan Investments Inc. [(2)]	Nil	2,000,000 (2.13%)	Value Escrow
Wigmore Asia Limited[(2)]		1,640,000 (1.75%)	Value Escrow
Constantine Inc. [(2)]	Nil	1,000,000 (1.07%)	Value Escrow
Bank Sal Oppenheimer JR & CIE[(2)]	Nil	1,000,000 (1.07%)	Value Escrow
Brent Resources Limited[(2)]	Nil	1,000,000 (1.07%)	Value Escrow
Notochord Pty Ltd. [(2)]	Nil	760,000 (0.81%)	Value Escrow
Westbase Nominees Pty Ltd. [(2)]	Nil	760,000 (0.81%)	Value Escrow
Baywell Limited[(2)]	Nil	240,000 (0.26%)	Value Escrow
Windsor Capital Corporation[(2)]	Nil	200,000 (0.21%)	Value Escrow
Jerry Shefsky[(2)]	Nil	200,000 (0.21%)	Value Escrow
Adrian Bennett Barnes[(2)]	Nil	80,000 (0.09%)	Value Escrow
Total	**Nil**	~~40,000,000~~56,140,571	Value Escrow

Notes:

(1) Assumes 93,881,831Alive Shares issued and outstanding and does not include Alive Shares issuable upon exercise of stock options or warrants. All of these shares in the Resulting Issuer listed in this column will be held in escrow.

(2) Shareholders of Novaking Pty Ltd.

In addition, options to purchase 1,450,000 Alive Shares at a price of $0.15 per Alive Shares until June 30, 2008 which have been granted to certain proposed officers and directors will be subject to the value

escrow requirements described below. The escrow restrictions to be imposed as a result of the Amalgamation and the Novaking Acquisition are subject to final approval of the Exchange and may therefore be subject to variation.

The material conditions governing the release of the escrowed Alive Shares are as follows:

Percent	Release Date
10%	at time of Exchange bulletin (1/10 of escrow securities)
15%	6 months from Exchange bulletin (1/6 of remaining escrow securities)
15%	12 months from Exchange bulletin (1/5 of remaining escrow securities)
15%	18 months from Exchange bulletin (1/4 of remaining escrow securities)
15%	24 months from Exchange bulletin (1/3 of remaining escrow securities)
15%	30 months from Exchange bulletin (1/2 of remaining escrow securities)
15%	36 months from Exchange bulletin (all remaining escrow securities)

In the event that the Resulting Issuer graduates from being a Tier 2 issuer on the Exchange to a Tier 1 issuer, the value security release schedule set out above will be accelerated to that of a Tier 1 value security escrow agreement (that is, that releases will occur over an 18 month period rather than the 36 month period set out above). Transfers within escrow to directors and senior officers, transfer to other principals, transfers upon bankruptcy, transfers upon realization of pledged, mortgaged or charged escrow securities, and transfers to certain plans and funds are permitted subject to the Exchange's policies.

AVAILABLE FUNDS UPON COMPLETION OF THE AMALGAMATION AND THE NOVAKING ACQUISITION

The following table sets forth the estimated, pro-forma consolidated working capital and amounts and sources of other funds of Alive and Newco as at the dates indicated.

Source of Funds	Amount
Working capital - Alive September 30, 2003	$13,204
Working capital - Newco December 31, 2003	($297,327)*
~~Net proceeds of $0.25 private placement - (gross proceeds of $*, minus agent's commission of 9%)~~	~~$4,550,000~~
Escrowed funds from $0.25 private placement, minus agent's commission of 9%	~~$*~~$3,500,000
Total available funds (1)	**$3,215,877***

Note:

(1) Does not include any projected revenues of Resulting Issuer

PRINCIPAL PURPOSES FOR USE OF AVAILABLE FUNDS

The following table sets forth the proposed use of the available funds by the Resulting Issuer upon completion of the Amalgamation:

Principal Uses of Available Funds (Fiscal 2004)	Amount
Working capital – unallocated	~~$*~~$300,000
Expenses of the Amalgamation and Newco Private Placement (not including agent's commission)	$300,000
PNG exploration and development budget	$~~2,000~~1,850,000
Novaking exploration budget	$~~800,000~~650,000
Salaries (all staff and management)	~~$*~~$200,000
General and administrative expenses (12 months ended December 31, 2004)	~~$*~~$200,000
Total uses of funds	**$*3,500,000**

The Resulting Issuer will spend the funds available to it on completion of the Amalgamation and the Novaking Acquisition to carry out its proposed exploration set out in "Description of the Simberi Properties" in Part V – Information Regarding 2034879 Ontario Limited" and "Properties" in Part VI – Information Regarding Novaking Pty Ltd. There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary. The issuer will only redirect the funds to other properties and will only do so on the basis of a written recommendation from an independent professional geologist or engineer.

~~The Resulting Issuer will spend the funds available to it upon completion of the Amalgamation and the Novaking Acquisition to further Alive's stated business objectives. There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for Alive to achieve its stated business objectives.~~

Upon completion of the Amalgamation and the Novaking Acquisition, the Resulting Issuer is expected to have sufficient cash available to pay ~~its~~ operating and administration costs for in excess of 12 months.

ADMINISTRATION COSTS

Upon completion of the Amalgamation, the Resulting Issuer's working capital available to fund ongoing operations will be sufficient to meet its administration costs for at least 12 months. In order for the Resulting Issuer to achieve its stated business objectives, it is expected that the Resulting Issuer will incur estimated aggregate monthly administration costs of $*15,000 and total administration costs of $300,000*.

RISK FACTORS

The Resulting Issuer will carry on the business of Newco and Novaking and the properties, liabilities and obligations of the Resulting Issuer upon completion of the Amalgamation on a consolidated basis will be the properties, liabilities and obligations of Newco. Please refer to "Risk Factors" under Part V and Part VI herein.

Certain of the directors and officers of the Resulting Issuer and certain of the experts named herein reside outside of Canada. Substantially all of the assets of those persons and the Resulting Issuer are located outside of Canada. As a result, it may not be possible for investors to effect service of process within Canada upon certain of the directors, officers and experts referred to above. It may also not be possible to enforce against the Resulting Issuer, certain of its directors and officers and certain of the experts named herein judgements obtained in Canadian courts predicated upon the civil liability provisions of applicable securities laws in Canada.

SPONSORSHIP

Kingsdale Capital Western Canada Ltd., Suite 1610, 400 Burrard Street, Vancouver, BC V6C 3A6 has agreed to act as sponsor of the Resulting Issuer.

DIVIDEND POLICY

It is not contemplated that any dividends will be paid in the immediate or foreseeable future of the Resulting Issuer.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Upon completion of the Amalgamation and the Novaking Acquisition, it is anticipated that the transfer agent and registrar for the Alive Shares and the Alive Warrants will continue to be Equity Transfer Services Inc.

Subject to shareholder approval herein, it is anticipated that the auditors of the Resulting Issuer will be Wasserman Ramsay, Chartered Accountants.

RELATIONSHIP BETWEEN ISSUER AND EXPERTS

Except as otherwise disclosed herein, no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a part of this Circular holds any beneficial interest, direct or indirect, in any securities or property of Alive or of Newco or of an associate or affiliate of Alive or Newco. No such person is expected to be elected, appointed or employed as a director, senior officer or employee of Alive or of an associate or affiliate of Alive.

The Newbury Report was prepared by Michael Newbury P.Eng., CIMM, dated April 3, 2003 (the "Newbury Report"). Mr. Newbury is currently a director of PGM, which controls Newco; however, at the time of the Newbury Report, Mr. Newbury was neither an officer nor a director of PGM, its associates and affiliates. Neither Mr. Newbury, nor his family members have any material interest, direct, indirect or contingent in Alive, Newco, PGM, Renaissance, and Novaking nor in any of the mineral properties

included in the Newbury Report, nor in any other Alive, Novaking or PGM asset, nor has any interest existed in the past. Mr. Newbury has prepared the report strictly as an independent expert.

Mr. Lorne Albaum, counsel to Alive, is an officer and director of Tory, Ryan & Co. Inc. that beneficially owns 466,000 Shares. In addition, Tory, Ryan & Co. Inc. will be receiving 2,000,000 Shares as a finder's fee in connection with the Amalgamation. Tory, Ryan & Co. Inc. received a finder's fee in connection with the Alive Private Placement. Tory, Ryan & Co. Inc., has also been granted options to purchase 400,000 Shares at $0.15 per share until June 30, 2008.

INVESTOR RELATIONS ARRANGEMENTS

There are no investor relations arrangements involving Alive, as none are currently contemplated for the Resulting Issuer.

MATERIAL CONTRACTS

All material contracts of Alive, Newco and Novaking will continue as material contracts of the Resulting Issuer upon completion of the Amalgamation and the Novaking Acquisition. See "Material Contracts" in the Circular.

SCHEDULE 1
AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT dated as of the 6th day of February, 2004.

AMONG:

ALIVE INTERNATIONAL INC., a corporation existing, pursuant to the provisions of the *Business Corporations Act* (Ontario)

(hereinafter referred to as **"ALIVE"**)

OF THE FIRST PART

- and -

PNG PACIFIC RESOURCES LIMITED, a corporation existing, pursuant to the provisions of the *Business Corporations Act* (Ontario)

(hereinafter referred to as **"PNG"**)

OF THE SECOND PART

- and -

2034879 ONTARIO INC., a corporation existing, pursuant to the provisions of the *Business Corporations Act* (Ontario)

(hereinafter referred to as **"NEWCO"**)

OF THE THIRD PART

WITNESSES THAT:

WHEREAS the board of directors of NEWCO has determined that the Amalgamation to be effected pursuant to this Agreement is advisable and in the best interests of NEWCO and has approved the transactions contemplated by this Agreement and determined to recommend the approval of the Amalgamation and the other transactions contemplated hereby to the Holders of NEWCO Common Shares and NEWCO Class A Special Shares and NEWCO Warrants;

AND WHEREAS, in furtherance of the Amalgamation, the board of directors of NEWCO has agreed to submit the Amalgamation Resolution in accordance with Section 176 of the OBCA to holders of NEWCO Common Shares and NEWCO Class A Special Shares for approval and to the Holders of NEWCO Warrants for approval, pursuant to certain contractual rights;

AND WHEREAS, ALIVE, as the sole shareholder of PNG, intends to approve the Amalgamation, in accordance with Section 176 of the OBCA;

AND WHEREAS, upon the Amalgamation becoming effective, the NEWCO Securities will be exchanged for the corresponding ALIVE Securities and the PNG Common Shares will be exchanged for AMALCO Common Shares in accordance with the provisions of this Agreement;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

PART IISECTION 11

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

"affiliate" has the meaning ascribed thereto in the Securities Act unless otherwise expressly stated herein;

"Agreement" means this amalgamation agreement, provided for in Section 175 of the OBCA, including the schedules hereto;

"ALIVE" means Alive International Inc., a company incorporated under the OBCA;

"ALIVE Amalgamation Resolution" means the ordinary resolution of the Holders of ALIVE Common Shares, to be substantially in the form and content of Schedule "B";

"ALIVE Amalgamation Warrants" means the common share purchase warrants to be issued by ALIVE in exchange for the NEWCO Warrants pursuant to the Amalgamation; each such warrant being exercisable on the same terms as the NEWCO Warrants, except that such warrants shall be exercisable for ALIVE Common Shares;

"ALIVE Change of Name Resolution" means the special resolution of the Holders of the ALIVE Common Shares to approve the change of the name of ALIVE to "Simberi Gold Corporation" following the completion of the Amalgamation;

"ALIVE Common Shares" means the common shares in the capital of ALIVE;

"ALIVE Compensation Options" means the compensation options of Alive to be issued by Alive in exchange for any unexercised Newco Compensation Options pursuant to the Amalgamation

"ALIVE Dissent Rights" has the meaning specified in Section 3.2(a);

"ALIVE Dissenting Shareholder" means a holder of ALIVE Common Shares who dissents from the Continuance Resolution in compliance with the ALIVE Dissent Rights;

"ALIVE Meeting" means the annual general and special meeting of the Holders of ALIVE Common Shares (including any adjournment(s) or postponement(s) thereof) to be called and held for, among other purposes, to consider and, if deemed advisable, approving the Amalgamation

and the ALIVE Amalgamation Resolution, the establishment of the number of and the election of the directors of ALIVE (pre and post-Amalgamation), the appointment of auditors, approving the Novaking Resolution, approving the ALIVE Change of Name Resolution, approving the Continuance Resolution and approving the ALIVE Stock Option Plan Resolution;

"ALIVE Parties" means collectively, ALIVE and NEWCO;

"ALIVE Public Disclosure" has the meaning specified in Section 6.5;

"ALIVE Securities" means, collectively, the ALIVE Common Shares and the ALIVE Warrants;

"ALIVE Stock Option Plan" means the stock option plan of Alive established by the board or directors on January 26, 1999, (and approved by the Shareholders on June 18, 1999 and amended by the Shareholders on June 29, 2000), as may be further amended from time to time, under which options to purchase ALIVE Common Shares may be issued;

"ALIVE Stock Option Plan Resolution" means the ordinary resolution of the Holders of ALIVE Common Shares to increase the number of ALIVE Common Shares available to be issued pursuant to the ALIVE Stock Option Plan;

"ALIVE Transfer Agent" means Equity Transfer Services Inc.;

"AMALCO" means PNG Pacific Resources Inc., the corporation continuing from the Amalgamation upon the Effective Date;

"AMALCO Common Shares" means common shares in the capital of AMALCO;

"Amalgamation" means the amalgamation of PNG and NEWCO pursuant to Section 175 of the OBCA as provided for in this Agreement;

"Appropriate Regulatory Authorities" means all of the rulings, consents, orders, exemptions, permits and other approvals of Governmental Entities and the TSXV required or necessary for the completion of the transactions provided for in this Agreement and the Amalgamation;

"Articles of Amalgamation" means the articles of amalgamation in respect of the Amalgamation, in the form required by the OBCA, to be sent to the Director, subject to the conditions of this Agreement, following the approval of the Amalgamation Resolution by the Holders of NEWCO Common Shares, NEWCO Class A Special Shares and PNG Common Shares, as applicable;

"Business Day" means a day on which commercial banks are generally open for business in Toronto, Ontario other than a Saturday, Sunday or a day observed as a holiday in Toronto, Ontario under the Laws of the Province of Ontario or the federal laws of Canada;

"Charter Documents" means, as applicable, the articles and by-laws, memorandum and or other similar constating documents of any body corporate;

"Continuance" means the continuance of ALIVE from Ontario into the Yukon Territory pursuant to Section 181 of the OBCA;

"Continuance Resolution" means the special resolution of the Holders of ALIVE Common Shares approving the Continuance;

"Director" means the Director appointed under Section 278 of the OBCA;

"Effective Date" means the date shown on the certificate of amalgamation issued by the Director pursuant to Subsection 273(3) of the OBCA giving effect to the Amalgamation;

"Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date;

"Governmental Entity" means any (a) multination, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) subdivision, agent, commission, board, or authority of any of the foregoing, or (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing;

"Holders" means, when used with reference to the NEWCO Common Shares, the NEWCO Class A Special Shares, the NEWCO Warrants, the ALIVE Common Shares or the AMALCO Common Shares, the holders of such NEWCO Common Shares, NEWCO Class A Special Shares, NEWCO Warrants, ALIVE Common Shares or AMALCO Common Shares, as applicable, shown from time to time in the register maintained by or on behalf of NEWCO, ALIVE or AMALCO, as applicable, in respect of such NEWCO Common Shares, NEWCO Class A Special Shares, NEWCO Warrants, ALIVE Common Shares or AMALCO Common Shares, as applicable;

"Joint Circular" means collectively, (i) the notice of the NEWCO Meeting and accompanying management proxy and information circular, including all schedules and exhibits thereto, to be sent to the Holders of NEWCO Common Shares and NEWCO Class A Special Shares in connection with the NEWCO Meeting; and (ii) the notice of the ALIVE Meeting and accompanying management proxy and information circular, including all schedules and exhibits thereto, to be sent to the Holders of ALIVE Common Shares in connection with the ALIVE Meeting;

"Laws" means all statutes, regulations, statutory rules, orders, judgments, decrees and terms and conditions of any grant of approval, permission, authority, permit or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSXV);

"Material Adverse Effect", when used in connection with NEWCO or ALIVE, means any change, effect, event or occurrence with respect to its condition (financial or otherwise), properties, assets, liabilities obligations (whether absolute, accrued, conditions or otherwise), businesses, operations or results of operations or those of its subsidiaries, that is, or would be reasonably expected to be, material and adverse to the current or future business, operations, regulatory status, financial condition or results of operations of NEWCO, ALIVE or PNG, as the case may be, and their respective subsidiaries taken as a whole, but shall, for greater certainty, exclude any change, effect, event or occurrence relating to the North American economy as a whole or securities markets in general;

"Material Fact" has the meaning ascribed thereto in the Securities Act;

"NEWCO" means 2034879 Ontario Limited, a corporation incorporated under the OBCA;

"NEWCO Amalgamation Resolution" means the special resolution of the Holders of the NEWCO Common Shares and the NEWCO Class A Special Shares, to be substantially in the form and content of Schedule "A";

"NEWCO Common Shares" means all of the outstanding common shares in the capital of NEWCO;

"NEWCO Class A Special Shares" means all of the outstanding Class A Special Shares in the capital of NEWCO;

"NEWCO Compensation Options" means the option to purchase 2,000,000 NEWCO Units granted to Standard Securities Capital Corporation and McFarlane Gordon Inc. a price of $0.25 per NEWCO Unit at any time up to 5:00 p.m. (Toronto time) on December 8, 2005;

"NEWCO Dissent Rights" has the meaning specified in Subsection 3.1(a);

"NEWCO Dissenting Shareholder" means a holder of NEWCO Common Shares or NEWCO Class A Special Shares who dissents from the NEWCO Amalgamation Resolution in compliance with NEWCO Dissent Rights;

"NEWCO Letter of Transmittal" means the letter of transmittal to be provided by NEWCO to holders of NEWCO Common Shares and NEWCO Class A Special Shares together with the Joint Circular;

"NEWCO Meeting" means the annual general and special meeting of the Holders of NEWCO Common Shares and NEWCO Class A Special Shares (including any adjournment(s) or postponement(s) thereof) to be called and held for, among other purposes, considering and, if deemed advisable, approving the Amalgamation and the NEWCO Amalgamation Resolution;

"NEWCO Private Placement" means the financing undertaken by NEWCO on a best efforts basis for $0.25 per NEWCO Unit;

"NEWCO Securities" means the NEWCO Common Shares, the NEWCO Class A Special Shares and the NEWCO Warrants;

"NEWCO Units" means the units issued pursuant to the NEWCO Private Placement; each unit consisting of one NEWCO Class A Special Shares and one NEWCO Warrant;

"NEWCO Warrants" means, collectively, the common share purchase warrants of NEWCO, each entitling the holder thereof to purchase one NEWCO Class A Special Share at a price of $0.40 to be exercised by December 8, 2005;

"misrepresentation" has the meaning ascribed thereto in the Securities Act;

"NEX" means the NEX Board of the TSXV;

"Novaking" means Novaking Pty Ltd. a company incorporated under the laws of Australia;

"Novaking Acquisition" means the exchange of all the issued and outstanding shares of Novaking for ALIVE Shares pursuant to the Novaking Acquisition Agreement;

"Novaking Acquisition Agreement" means the agreement made May 27, 2003 between the shareholders of Novaking Pty Ltd. and ALIVE providing for, among other things, the acquisition of all the issued and outstanding securities of Novaking;

"Novaking Resolution" means the ordinary resolution of the Holders of Alive Common Shares to approve the Novaking Acquisition;

"OBCA" means the *Business Corporations Act* (Ontario), as amended;

"OSC" means the Ontario Securities Commission;

"PNG" means PNG Pacific Resources Inc. a corporation incorporated pursuant to the provisions of the OBCA;

"PNG Common Shares" means the common shares in the capital of PNG;

"Person" means and includes an individual, firm, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative, Governmental Entity, or other entity, whether or not having legal status;

"Securities Act" means the *Securities Act* (Ontario), R.S.O., c.S.5, as amended;

"Subsidiary" means, with respect to a specified body corporate, a body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the directors thereof, whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency, are at the time owned, directly or indirectly, by such specified body corporate, and includes a body corporate in like relation to a subsidiary;

"Tax" and **"Taxes"** means, with respect to any Person, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, pension plan premiums, excise, severance, social security premiums, workers' compensation premiums, unemployment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services taxes, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

"Tax Act" means the *Income Tax Act* (Canada), as amended;

"Tax Returns" means all returns, declarations, reports, information returns and statements filed or required to be filed with any taxing authority relating to Taxes;

"Time of Closing" shall have the meaning ascribed to such term in Section 7(a) of this Agreement;

"TSXV" means the TSX Venture Exchange; and

"YBCA" means the *Business Corporations Act* (Yukon), as amended.

Section 1.2 Currency.

All amounts of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

Section 1.3 Interpretation Not Affected by Headings.

The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of the provisions of this Agreement. The terms "this Agreement", "hereof", "herein", "hereunder" and similar expressions refer to this Agreement and the schedules hereto as a whole and not to any particular article, section, subsection, paragraph or subparagraph hereof and include any agreement or instrument supplementary or ancillary hereto.

Section 1.4 Number and Gender.

Unless the context otherwise requires, words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders.

PART IIISECTION 1.5 DATE FOR ANY ACTION.

In the event that any date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.6 Meanings.

Words and phrases used herein and defined in the OBCA shall have the same meaning herein as in the OBCA, unless otherwise defined herein or the context otherwise requires. Unless otherwise specifically indicated or the context otherwise requires, "include", "includes" and "including" shall be deemed to be followed by the words "without limitation".

PART IVSECTION 1.7 SCHEDULES.

The following Schedules are annexed to this Agreement and are hereby incorporated by reference into this Agreement and form part hereof:

Schedule "A"	-	Form of NEWCO Amalgamation Resolution
Schedule "B"	-	Form of ALIVE Amalgamation Resolution
Schedule "C"	-	NEWCO Capitalization
Schedule "D"	-	NEWCO Property
Schedule "E"	-	NEWCO Contracts
Schedule "F"	-	ALIVE Organization

ARTICLE 2
THE AMALGAMATION

Section 2.1 Implementation Steps.

(a) NEWCO covenants in favour of ALIVE and PNG that NEWCO shall lawfully convene and hold the NEWCO Meeting for the purpose of considering the NEWCO Amalgamation Resolution as soon as reasonably practicable and, in any event, no later than March 15, 2004, subject to adjournments and postponements, as may be agreed to by NEWCO and ALIVE.

(b) ALIVE covenants in favour of NEWCO and PNG that ALIVE shall lawfully convene and hold the ALIVE Meeting for the purpose of considering the ALIVE Amalgamation Resolution, the Novaking Resolution, the ALIVE Name Change Resolution, the Continuance Resolution, the ALIVE Stock Option Resolution, among other matters, as soon as reasonably practicable and, in any event, no later than March 15, 2004, subject to adjournments or postponements, as may be agreed to by NEWCO and ALIVE.

Section 2.1 Joint Circular

As promptly as reasonably practicable, NEWCO and ALIVE shall prepare the Joint Circular together with any other documents required by the Securities Act, the OBCA, or other applicable Laws in connection with the approval of the NEWCO Amalgamation Resolution, the ALIVE Amalgamation Resolution, the Novaking Resolution, the ALIVE Name Change Resolution, the Continuance Resolution and the ALIVE Stock Option Resolution and matters related thereto. ALIVE and NEWCO shall give the other party timely opportunity to review and comment on all such documentation and all such documentation shall be reasonably satisfactory to ALIVE and NEWCO, as the case may be, before it is filed or distributed to the Holders of NEWCO Common Shares, NEWCO Class A Special Shares and ALIVE Common Shares, as the case may be; provided that ALIVE and NEWCO will provide the other party with its comments and any proposed additions and deletions within five Business Days after each receipt of a draft Joint Circular from NEWCO and ALIVE, as the case may be. As promptly as practicable after the date hereof, NEWCO and ALIVE shall cause the Joint Circular and other documentation required in connection with the NEWCO Meeting to be sent to each holder of NEWCO Common Shares and NEWCO Class A Special Shares and ALIVE Common Shares, respectively, and filed as required by applicable Laws, and NEWCO and ALIVE will use their reasonable best efforts to cause the Joint Circular to be sent to each holder of NEWCO Common Shares, NEWCO Class A Special Shares and ALIVE Common Shares, respectively, and filed as required by the applicable Laws on or before March 15, 2004, or such other date as NEWCO and ALIVE may agree.

Section 2.3 Securities Compliance.

ALIVE shall use reasonable best efforts to obtain all orders required from the applicable Governmental Entities and the TSXV to permit the issuance and first resale of the ALIVE Common Shares, the ALIVE Amalgamation Warrants issuable pursuant to the Amalgamation as well as the ALIVE Common Shares and ALIVE Amalgamation Warrants issuable upon the exercise of the NEWCO Compensation Option without qualification with, or approval of, or the filing of any prospectus or similar document or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any Governmental Entity under any Canadian federal, provincial or territorial securities or other Laws or pursuant to the rules and regulations of any Governmental Entity administering such Laws, or the fulfillment of any other legal requirement in any such jurisdiction (other than, with respect to such first

resales, any restrictions on transfer by reason of, among other things, a Holder being a "control person" for purposes of Canadian federal, provincial or territorial securities Laws).

Section 2.4 Preparation of Filings.

(a) ALIVE and NEWCO shall cooperate in:

(i) the preparation of any application for the orders and the preparation of any documents reasonably deemed by ALIVE or NEWCO to be necessary to discharge their respective obligations under Canadian and United States federal, provincial, territorial or state securities Laws in connection with the Amalgamation and the other transactions contemplated hereby;

(ii) the taking of all such action as may be required under any applicable Canadian and United States federal, provincial, territorial or state securities Laws (including "blue sky laws") in connection with the issuance of the ALIVE Common Shares, ALIVE Amalgamation Warrants and the ALIVE Compensation Options and any securities issuable upon the exercise thereof in connection with the Amalgamation; provided, however, that with respect to the United States "blue sky" and Canadian provincial qualifications neither ALIVE nor NEWCO shall be required to register or qualify as a foreign corporation or to take any action that would subject it to service of process in any jurisdiction where such entity is not now so subject, except as to matters and transactions arising solely from the offer and sale of the ALIVE Common Shares the ALIVE Amalgamation Warrants and the ALIVE Compensation Options;

(iii) the taking of all such action as may be required under the OBCA in connection with the transactions contemplated by this Agreement.

(b) Each of ALIVE and NEWCO shall promptly furnish to the other all information concerning it and its securityholders as may be required for the effectuation of the actions described in Sections 2.2 and 2.3 and the foregoing provisions of this Section 2.4, and each covenants that no information furnished by it (to its knowledge in the case of information concerning its shareholders) in connection with such actions or otherwise in connection with the consummation of the Amalgamation and the other transactions contemplated by this Agreement will contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished.

(c) Each of ALIVE and NEWCO shall promptly notify the other if at any time before or after the Effective Time it becomes aware that the Joint Circular or an application for an order described in Section 2.3 contains any misrepresentation or any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Joint Circular or such

application. In any such event, ALIVE and NEWCO shall cooperate in the preparation of a supplement or amendment to the Joint Circular or such other document, as required and as the case may be, and, if required, shall cause the same to be distributed to the Holders of NEWCO Common Shares, NEWCO Class A Special Shares and ALIVE Common Shares or filed with the relevant securities regulatory authorities.

(d) Subject to NEWCO complying with Subsection 2.4(b), ALIVE shall ensure that the Joint Circular complies with all applicable Laws and, without limiting the generality of the foregoing, that the Joint Circular does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by NEWCO). Without limiting the generality of the foregoing, NEWCO and ALIVE, shall ensure that the Joint Circular complies with TSXV Policy 5.2 (unless otherwise exempted from all or a portion of such policy by the TSXV) and applicable Laws as they relate to NEWCO and Alive, as applicable, and provides the Holders of NEWCO Common Shares, NEWCO Class A Special Shares and ALIVE Common Shares, as the case may be, with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the NEWCO Meeting and the ALIVE Meeting, as applicable.

Section 2.5 Filing of Articles of Amalgamation.

Subject to the rights of termination contained in Article 9 hereof, upon the Holders of ALIVE Common Shares approving the ALIVE Amalgamation Resolution, the Alive Name Change Resolution, the Novaking Resolution, the Continuance Resolution and the ALIVE Stock Option Resolution and upon the Holders of NEWCO Common Shares and NEWCO Class A Special Shares approving the NEWCO Amalgamation Resolution; upon ALIVE as the sole shareholder of PNG, approving a special resolution approving the Amalgamation, and, in accordance with the provisions of the OBCA, NEWCO and PNG shall jointly file with the Director of the OBCA, as applicable, the Articles of Amalgamation, and such other documents as are required to be filed under the OBCA, for acceptance by the Director of the OBCA, to give effect to the Amalgamation and the Continuance and the ALIVE Name Change Resolution, respectively, pursuant to the provisions of the OBCA.

Section 2.6 Effect of the Amalgamation.

On the Effective Date of the Amalgamation, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a) NEWCO and PNG shall amalgamate to form AMALCO and shall continue as one company under the OBCA in the manner set out in Section 2.7 hereof and with the effect set out in Section 179 of the OBCA, unless the Amalgamation does not proceed or NEWCO otherwise agrees in writing;

(c) immediately upon the amalgamation of NEWCO and PNG to form AMALCO as set forth in Subsection 2.6(b):

(i) each one (1) NEWCO Common Share issued and outstanding on the Effective Date (other than NEWCO Common Shares held by Dissenting Shareholders, to whom Subsection 3.1(b) applies) shall be exchanged for one ALIVE Common Share;

(ii) each one (1) NEWCO Class A Special Share issued and outstanding on the Effective Date (other than NEWCO Class A Special Shares held by Dissenting Shareholders, to whom Subsection 3.1(b) applies) shall be exchanged for one ALIVE Common Share;

(iii) each one (1) NEWCO Warrant outstanding on the Effective Date shall be exchanged for one (1) ALIVE Warrant with such ALIVE Warrant having the same terms as the NEWCO Warrant for which it is being exchanged, except that such ALIVE Warrant shall be exercisable for ALIVE Common Shares;

(iv) the NEWCO Compensation Options shall be exchanged for one ALIVE Compensation Options except that such ALIVE Compensation Option shall be exercisable for ALIVE Common Shares and ALIVE Warrants;

(v) each issued and outstanding PNG Common Share shall be converted into one AMALCO Common Share

(d) with respect to each NEWCO Common Share, NEWCO Class A Special Share, NEWCO Warrant, NEWCO Compensation Option exchanged in accordance with Subsections 2.6(c), (i), (ii), (iii) and (iv):

(i) the Holders thereof shall cease to be the holder of such NEWCO Common Share, NEWCO Class A Special Share, NEWCO Warrant and NEWCO Compensation Option, as the case may be, and the name of such holder shall be removed from the register of Holders of such NEWCO Securities;

(ii) the certificates (if any) representing such NEWCO Securities shall be deemed to have been cancelled as of the Effective Date; and

(iii) the Holders thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange or transfer such shares in accordance with subsection 2.6(c); and

(e) in consideration of the issue of the ALIVE Common Shares to effect the Amalgamation, AMALCO will issue to ALIVE one fully-paid and non-assessable AMALCO Common Share for each ALIVE Common Share so issued; and

(f) ALIVE shall complete the change of ALIVE's name to "Simberi Gold Corporation" in accordance with Section 168(1)(a) of the OBCA unless the Amalgamation does not proceed or NEWCO otherwise agrees in writing;

provided that none of the foregoing shall occur or shall be deemed to occur unless all of the foregoing occurs.

Section 2.7 Amalgamated Corporation.

Unless and until otherwise determined in the manner required by law, by AMALCO, or by its directors or the holder or Holders of AMALCO Common Shares, the following provisions shall apply:

(a) **Name.** The name of AMALCO shall be "PNG Pacific Resources Inc.";

(b) **Registered Office.** The municipality where the registered office of AMALCO shall be located is Toronto. The address of the registered office of AMALCO shall be 347 Bay Street, Suite 700, Toronto, Ontario, M5H 2R7.

(c) **Business and Powers.** There shall be no restrictions on the business that AMALCO may carry on or on the powers it may exercise;

(d) **Authorized Share Capital.** AMALCO shall be authorized to issue an unlimited number of common shares and an unlimited number of preferred shares;

(e) **Share Restrictions.**

(i) **Transfer.** The transfer of shares in the capital of AMALCO shall be restricted in that no share shall be transferred without either (A) the consent of the directors of AMALCO expressed by a resolution passed by the board of directors or by an instrument or instruments in writing signed by all of such directors, or (B) the consent of the Holders of shares in the capital of AMALCO to which are attached more than 50% of the voting rights attaching to all shares for the time being outstanding entitled to vote at such time expressed by a resolution passed by such shareholders at a meeting duly called and constituted for that purpose or by an instrument or instruments in writing signed by all such shareholders;

(ii) **Number of Shareholders.** The number of shareholders of AMALCO, exclusive of Persons who are in its employment and exclusive of Persons who, having been formerly in the employment of AMALCO, were, while in that employment, and have continued after termination of that employment to be, shareholders of such AMALCO, is limited to not more than 50, two or more Persons who are the joint registered owners of one or more shares in the capital of AMALCO being counted as one shareholder; and

(iii) **Public Distributions.** Any invitation to the public to subscribe for any securities of AMALCO is prohibited;

(f) **Number of Directors.** The number of directors of AMALCO shall be not less than one (1) and not more than ten (10) as the shareholders of AMALCO may from time to time determine by special resolution or, if empowered to do so by special resolution, as the directors of AMALCO may from time to time determine;

(g) **Initial Directors.** The initial directors of AMALCO shall be as follows:

Norman Brewster
Peter Miller

(h) **By-laws.** The by-laws of AMALCO, until repealed, amended or altered, shall be the same as the by-laws of PNG with such amendments thereto as may be necessary to give effect to this Agreement; and

(i) **Auditors.** The auditors of AMALCO, until the first annual general meeting of shareholders of AMALCO, shall be Wasserman Ramsay, Chartered Accountants, unless and until such auditors resign or are removed in accordance with the provisions of the OBCA.

Section 2.8 Stated Capital.

(a) The amount added to the stated capital in respect of AMALCO Common Shares issuable to AMALCO pursuant to Subsection 2.6(c)(v) and Subsection 2.6(e) shall be the aggregate of (i) the paid-up capital (within the meaning of the Tax Act), determined immediately before the Effective Time, of the PNG Common Shares converted into AMALCO Common Shares pursuant to Subsection 2.6(c)(v) and (ii) the paid-up capital (within the meaning of the Tax Act), determined immediately before the Effective Time, of the NEWCO Common Shares and NEWCO Class A Special Shares converted into ALIVE Common Shares pursuant to Subsection 2.6(c)(i).

(b) The amount added to the stated capital of ALIVE in respect of the ALIVE Common Shares issuable by ALIVE pursuant to Subsection 2.6(c)(i) shall be the aggregate of the paid-up capital (within the meaning of the Tax Act), determined immediately before the Effective Time, of the NEWCO Common Shares and NEWCO Class A Special Shares converted into ALIVE Common Shares pursuant to subsection 2.6(c)(i).

Section 2.9 Filing of Articles of Continuance.

Subject to the rights of termination contained in Article 9 hereof, within 30 days of the Closing of the Amalgamation (or such other amount of time as may be agreed to by NEWCO and ALIVE), articles of continuance in respect of the Continuance in the form required by the YBCA and other such documents as are required to be filed with the Director of the YBCA and the OBCA, as applicable, shall be filed for acceptance by the Director of the YBCA and OBCA, as applicable to give effect to the Continuance shall be filed.

ARTICLE 3
RIGHTS OF DISSENT

Section 3.1 NEWCO Dissent Rights.

(a) A holder of NEWCO Common Shares and a holder of NEWCO Class A Special Shares (individually a **"NEWCO Dissenter"**) may exercise rights of dissent with respect to such NEWCO Common Shares and such NEWCO Class A Special

Shares pursuant to and in the manner set forth in Section 185 of the OBCA (the **"NEWCO Dissent Rights"**) in connection with the Amalgamation. A NEWCO Dissenter who duly exercises such NEWCO Dissent Rights (including the sending of a notice of dissent to NEWCO) ceases to have any rights as a holder of NEWCO Common Shares or NEWCO Class A Special Shares, as the case may be, other than the right to be paid the fair value of such holder's NEWCO Common Shares or NEWCO Class A Special Shares pursuant to Section 185 of the OBCA except in certain circumstances, including where:

(i) such holder withdraws the notice of dissent before NEWCO makes an offer to such holder pursuant to Subsection 185(15) of the OBCA, or

(ii) NEWCO fails to make an offer to such holder in accordance with Subsection 185(15) of the OBCA and such holder withdraws the notice of dissent.

(b) In either of the circumstances described in Subsection 3.1(a)(i) or (ii), or if a NEWCO Dissenting Shareholder is ultimately determined not to be entitled, for any reason, to be paid fair value for their NEWCO Common Shares or NEWCO Class A Special Shares, a holder of any of such aforementioned securities shall be deemed to have participated in the Amalgamation, as of the Effective Time, on the same basis as a non-NEWCO Dissenting Shareholder.

Section 3.2 ALIVE Dissent Rights.

(a) A holder of ALIVE Common Shares may exercise rights of dissent with respect to such ALIVE Common Shares pursuant to and in the manner set forth in Section 185 of the OBCA (the **"ALIVE Dissent Rights"**) in connection with the Continuance. A holder of ALIVE Common Shares who duly exercises such ALIVE Dissent Rights (including the sending of a notice of dissent to ALIVE) ceases to have any rights as a holder of ALIVE Common Shares other than the right to be paid the fair value of such holder's ALIVE Common Shares pursuant to Section 185 of the OBCA except in certain circumstances, including where

(i) such holder withdraws the notice of dissent before ALIVE makes an offer to such holder pursuant to Subsection 185(15) of the OBCA, or

(ii) ALIVE fails to make an offer to such holder in accordance with Subsection 185(15) of the OBCA and such holder withdraws the notice of dissent.

(b) In either of the circumstances described in Subsection 3.2(a)(i) or (ii), or if an ALIVE Dissenting Shareholder is ultimately determined not to be entitled, for any reason, to be paid fair value for their ALIVE Common Shares, a holder of ALIVE Common Shares shall be deemed to have approved the Continuance, as of the Effective Time, on the same basis as a non-Alive Dissenting Shareholder.

ARTICLE 4
CERTIFICATES

Section 4.1 Issuance of Certificates Representing ALIVE Common Shares and ALIVE Warrants.

At or promptly after the Effective Time, ALIVE shall deposit with the ALIVE Transfer Agent, for the benefit of the Holders of NEWCO Common Shares and NEWCO Class A Special Shares and Holders of NEWCO Warrants who will receive ALIVE Common Shares and ALIVE Warrants, respectively, in connection with the Amalgamation, certificates representing the maximum number of ALIVE Common Shares and ALIVE Warrants that are issuable in connection with the Amalgamation.

Upon surrender to the ALIVE Transfer Agent for transfer to ALIVE of a certificate which immediately prior to or upon the Effective Time represented NEWCO Common Shares, NEWCO Class A Shares or NEWCO Warrants in respect of which the holder is entitled to receive ALIVE Common Shares or ALIVE Warrants in connection with the Amalgamation, together with a duly completed NEWCO Letter of Transmittal (confirming that the holder is waiving all Dissent Rights in the case of Holders of NEWCO Common Shares and NEWCO Class A Special Shares), and such other documents and instruments as would have been required to effect the transfer of the securities formerly represented by such certificate under the OBCA and by-laws of NEWCO and such additional documents and instruments as the ALIVE Transfer Agent may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and after the Effective Time the Alive Transfer Agent shall deliver to such holder, a certificate representing that number of ALIVE Common Shares which such Holder has the right to receive and the number of ALIVE Warrants which such Holder has the right to receive and any certificates so surrendered shall forthwith be cancelled. No interest shall be paid or accrued on unpaid dividends and distributions, if any, payable to Holder of certificates that formerly represented NEWCO Common Shares or NEWCO Class A Special Shares. In the event of a transfer of ownership of NEWCO Common Shares, NEWCO Class A Special Shares or NEWCO Warrants that was not registered in the securities register of NEWCO, a certificate representing the proper number of ALIVE Common Shares and of ALIVE Warrants may be issued to the transferee if the certificate representing such NEWCO Common Shares, NEWCO Class A Special Shares or NEWCO Warrants, as the case may be, is presented to the ALIVE Transfer Agent as provided above, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. Until surrendered, as contemplated by this Section 4.1, each certificate which immediately prior to or upon the Effective Time represented one or more NEWCO Common Shares, NEWCO Class A Special Shares or NEWCO Warrants, as the case may be, under the Amalgamation, that were exchanged or were deemed to be exchanged for ALIVE Common Shares or ALIVE Warrants pursuant to Section 2.6, shall be deemed at all times after the Effective Time, to represent only the right to receive upon such surrender a certificate representing that number of ALIVE Common Shares and ALIVE Warrants which such holder has the right to receive.

4.2 Distributions with respect to Unsurrendered Certificates.

No dividends or other distributions paid, declared or made with respect to ALIVE Common Shares with a record date after the Effective Time, shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding NEWCO Common Shares or NEWCO Class A Special Shares that were exchanged for ALIVE Common Shares pursuant to Section 2.6 unless and until the holder of such certificate shall comply with the provisions of Section 4.1 Subject to applicable law, at the time such holder shall have complied with the provisions of Section 4.1, (or, in the case of clause (ii) below, at the appropriate payment date), there shall be paid to the holder of the certificates formerly representing NEWCO Common Shares or NEWCO Class A Special Shares, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to ALIVE Common Shares to which such holder is entitled pursuant hereto and (ii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the date of compliance by such holder with the provisions of Section 4.1 and a payment date subsequent to the date of such compliance and payable with respect to such ALIVE Common Shares.

4.3 Lost Certificates.

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding NEWCO Common Shares or NEWCO Class A Special Shares or NEWCO Warrants that were exchanged pursuant to Section 2.6 shall have been lost, stolen or destroyed, upon the making of

an affidavit of that fact by the Holder of NEWCO Common Shares or NEWCO Class A Special Shares or NEWCO Warrants, as applicable, claiming such certificate to be lost, stolen or destroyed, the ALIVE Transfer Agent will issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more ALIVE Common Shares or ALIVE Warrants, as applicable, pursuant to Section 4.1 (and any dividends or distributions with respect to NEWCO Common Shares and NEWCO Class A Special Shares) in each case deliverable in accordance with Section 2.6. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the holder to whom certificates representing ALIVE Common Shares or ALIVE Warrants are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to ALIVE and NEWCO and their respective transfer agents in such sum as ALIVE or NEWCO may direct or otherwise indemnify ALIVE and NEWCO in a manner satisfactory to ALIVE and NEWCO against any claim that may be made against ALIVE or NEWCO with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4.4 Extinguishment of Rights.

(a) Any certificate which immediately prior to the Effective Time represented outstanding NEWCO Common Shares or NEWCO Class A Special Shares that are not held by a NEWCO Dissenting Shareholder who is ultimately entitled to be paid fair value of the NEWCO Common Shares or NEWCO Class A Special Shares held by such NEWCO Dissenting Shareholder but was exchanged or was deemed to have been exchanged pursuant to Section 2.6, that has not been deposited with all other instruments required by Section 4.1 on or prior to the earlier of the third anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a holder of ALIVE Common Shares. On such date, the ALIVE Common Shares (and any dividends or distribution with respect thereto) to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to ALIVE, together with all entitlements to dividends, distributions and interest in respect thereof held for such former holder. None of ALIVE, NEWCO or the ALIVE Transfer Agent shall be liable to any Person in respect of any ALIVE Common Shares (or dividends and/or distributions) delivered to a public official pursuant to and in compliance with any applicable abandoned property, escheat or similar law.

(b) Any certificate which immediately prior to the Effective Time representing outstanding NEWCO Warrants that has not been deposited with all other instruments required by Section 4.1 on or prior to the expiry date of such NEWCO Warrants shall cease to represent a claim or interest of any kind or nature as a holder of ALIVE Warrants. On such date, the ALIVE Warrants to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to ALIVE. None of ALIVE, NEWCO or the ALIVE Transfer Agent shall be liable to any Person in respect of any ALIVE Warrants delivered to a public official pursuant to and in compliance with any applicable abandoned property, escheat or similar law.

Section 4.5 Withholding Rights.

ALIVE, NEWCO and the ALIVE Transfer Agent shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of ALIVE Common Shares, ALIVE Warrants, NEWCO Common Shares, NEWCO Class A Special Shares or NEWCO Warrants such

amounts as ALIVE, NEWCO or the ALIVE Transfer Agent is required to deduct and withhold with respect to such payment under the Tax Act, or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, ALIVE, NEWCO and the ALIVE Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to NEWCO, ALIVE or the ALIVE Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and ALIVE, NEWCO or the ALIVE Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

Section 4.6 Termination of Depositary.

Any ALIVE Common Shares or ALIVE Warrants that remain undistributed by the ALIVE Transfer Agent to former Holders of NEWCO Common Shares, NEWCO Class A Special Shares or NEWCO Warrants 16 months after the Effective Date shall be delivered to ALIVE, upon demand therefore, and Holders of certificates previously representing NEWCO Common Shares, NEWCO Class A Special Shares or NEWCO Warrants who have not theretofore complied with Section 4.1 shall thereafter look only to ALIVE for payment of any claim to ALIVE Common Shares or ALIVE Warrants or dividends or distributions, if any, in respect thereof.

Section 4.7 Deposit and Exchange of Other Securities.

The parties acknowledge that in addition to the exchange of NEWCO Common Shares, NEWCO Class A Special Shares and NEWCO Warrants described in this Article 4, the following securities will also be exchanged pursuant to the Amalgamation described herein:

(a) NEWCO Compensation Options.

The parties confirm that the services of the ALIVE Transfer Agent will not be used to effect the exchange of the outstanding NEWCO Compensation Options pursuant to the Amalgamation. Rather, the parties agree to cooperate and, with the assistance of Standard Securities Capital Corporation and McFarlane Gordon Inc., the agents for the NEWCO Private Placement, to collect, tender and effect the exchange of the NEWCO Compensation Options for the corresponding ALIVE Securities as described herein. With regards to the exchange procedure applicable to the NEWCO Compensation Options, Sections 4.3, 4.4, 4.5 and 4.6 herein shall apply, and such sections shall be read as if they included reference to the NEWCO Compensation Options.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF NEWCO

Newco represents and warrants to and in favour of the ALIVE Parties as follows:

Section 5.1 Organization and Standing.

(a) NEWCO has been duly incorporated and is a valid and subsisting corporation under the provisions of the Laws of its jurisdiction of incorporation, has all requisite corporate power and authority to carry on its business as now carried on by it and to own or lease and operate its properties and assets and is duly license

or otherwise qualified to carry on business in each jurisdiction in which the nature of the business conducted by it or the ownership or leasing of its properties makes such qualification necessary, except where, individually or in the aggregate, the failure to be so licensed or qualified would not have a Material Adverse Effect on NEWCO. NEWCO has no Subsidiaries.

Section 5.1 Capitalization.

(a) The authorized share capital of NEWCO consists of (i) an unlimited number of NEWCO Common Shares, and (ii) an unlimited number of NEWCO Class A Special Shares. As of December 31, 2003, 40,000,000 NEWCO Common Shares, 6,000,000 NEWCO Class A Special Shares and 14,000,000 NEWCO Class A Special Shares subject to instalment receipts were issued and outstanding.

(b) Except as set out in Schedule "C", NEWCO does not have any outstanding agreements, subscriptions, warrants, options or commitments, pre-emptive, contingent or otherwise), nor has any of them granted any rights or privileges capable of becoming an agreement, subscription, warrant, option or commitment, obligating NEWCO to offer, sell repurchase or otherwise acquire, transfer, pledge or encumber any shares in the capital of NEWCO, or other securities, nor are there outstanding any securities or obligations of any kind convertible into or exercisable or exchangeable for any capital stock of NEWCO. There are no outstanding bonds, debentures or other evidences of indebtedness of NEWCO having the right to vote or that are exchangeable or convertible for or exercisable into securities having the right to vote with Holders of NEWCO Common Shares and NEWCO Class A Special Shares on any matter as of the date hereof. There are no outstanding securities of NEWCO in addition to NEWCO Common Shares and NEWCO Class A Special Shares having the right to vote with Holders of NEWCO Common Shares.

(c) NEWCO is not a party to any agreement or arrangement to acquire any shares or other interests in any other companies or Persons and is not a party to any agreement or arrangement to acquire or lease any other business operations.

(d) As of the date hereof, there are no shareholder agreements, proxies, voting trusts, rights to require registration under securities Laws or other arrangements or commitments to which NEWCO is a party or bound with respect to the voting, disposition or registration of any outstanding securities of NEWCO.

Section 5.3 Authority and No Violation

(a) NEWCO has all requisite corporate power and authority to enter this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the agreements, documents and transactions contemplated herein have been duly authorized by all necessary corporate action of NEWCO. This Agreement has been duly executed and delivered by NEWCO and constitutes a valid and binding obligation of NEWCO, enforceable in accordance with its terms subject only to the following qualifications;

(i) an order of specific performance and an injunction are discretionary remedies and, in particular, may not be available where damages are considered an adequate remedy;

(ii) enforcement may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws generally affecting the enforceability of creditors rights.

(b) None of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the fulfilment of or compliance with the terms and provisions hereof do or will, nor will they with the giving of notice or the lapse of time or both:

(i) conflict with any of the terms, conditions or provisions of the Charter Documents of NEWCO;

(ii) subject to the consents, approvals, orders, authorizations, registrations, declarations or filings referred to in Section 5.4 being made or obtained, violate any provision of any Laws applicable to NEWCO; or

(iii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award to which NEWCO is a party or by which they are bound or to which their property is subject, all as of the Effective Date; or

(iv) result in the cancellation, suspension or material alteration in the terms of any material licence, permit or authority held by NEWCO, or in the creation of any lien, charge, security interest or encumbrance upon any of the material assets of NEWCO under any such material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award or give to any other Person any material interest or rights, including rights of purchase, termination, cancellation or acceleration;

except in the case of clauses (ii) through (iv) for any of the foregoing that would not, individually or in the aggregate, have a Material Adverse Effect on NEWCO or materially impair the ability of NEWCO to perform its obligations hereunder or prevent or materially delay the consummation of any of the transactions contemplated hereby; and

(c) The board of directors of NEWCO at a meeting duly called and held or by written resolution has determined by unanimous approval that the transactions contemplated by this Agreement are fair to the Holders of NEWCO Common Shares, NEWCO Class A Special Shares and NEWCO Warrants and in the best interests of NEWCO and recommends that such Holders of NEWCO Common Shares and NEWCO Class A Special Shares vote in favour of the transactions contemplated by this Agreement.

Section 5.4 Consents; Approvals.

No consent, approval, order or authorization of, or registration, declaration or filing with, any third party or Governmental Entity is required by or with respect to NEWCO in connection with the execution and delivery of this Agreement by NEWCO, the performance of its obligations hereunder or the consummation by NEWCO of the transactions contemplated hereby other than (a) the approval of the NEWCO Amalgamation Resolution, (b) the approval of the TSXV, (c) such registrations and other actions required under federal, state, provincial and territorial securities Laws as are contemplated by this Agreement, (d) any filings with the Director, and (e) any other consents, approvals, orders, authorizations, registrations, declarations or filings which, if not obtained or made, would not, individually or in the aggregate, have a Material Adverse Effect on NEWCO or prevent or materially delay the consummation of any of the transactions contemplated hereby or materially impair NEWCO's ability to perform its obligations hereunder.

Section 5.5 Financial Statements; Reports.

(a) The audited financial statements of NEWCO for the period from incorporation to December 31, 2003 (including any related notes thereto) (i) have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis during the period involved, (ii) comply in all material respects with the requirements of applicable securities Laws, and (iii) fairly present, in all material respects, the financial position, results of operations and cash flows of NEWCO as of the date thereof and for the period covered thereby.

(b) Since December 31, 2003, there has been no material adverse change in the business, operations, properties, assets or condition, financial or otherwise, of NEWCO from that shown in the audited financial statements of NEWCO for the period ended December 31, 2003.

Section 5.6 Property; Assets.

NEWCO is the beneficial owner of the material properties and assets set out in Schedule "D" with good and marketable title thereto, free and clear of material encumbrances, except as disclosed in Schedule "D".

Section 5.7 Liabilities.

(a) Except as otherwise disclosed to ALIVE, NEWCO does not have any liability or obligation, including without limitation, liabilities for Taxes, whether accrued, absolute, contingent or otherwise, not reflected in its audited financial statements for the period ended December 31, 2003, except liabilities and obligations

incurred in the ordinary course of business since December 31, 2003 which liabilities and obligations are not material in the aggregate.

(b) NEWCO is not indebted pursuant to any outstanding note or similar instrument not reflected in its audited financial statements for the period ended December 31, 2003.

Section 5.8 Litigation, Etc.

There are no actions, suits, proceedings, investigations or outstanding claims or demands, whether or not purportedly on behalf of NEWCO or, instituted, pending, or, to the knowledge of NEWCO, threatened against or affecting NEWCO at law or in equity or before or by any Governmental Entity, nor is there any judgment, order, decree or award of any Governmental Entity having jurisdiction, obtained, pending or, to the knowledge of NEWCO, threatened against NEWCO, which would prevent or materially hinder the consummation of the Amalgamation or the other transactions contemplated by this Agreement or which would involve the reasonable possibility of any material judgment or liability, whether or not covered by insurance, and neither NEWCO, nor its assets and properties, is subject to any outstanding judgment, order, writ, injunction or decree that has, had or could reasonably be expected to have a Material Adverse Effect on NEWCO or that would prevent or materially delay consummation of the transactions contemplated by this Agreement.

Section 5.9 Insurance.

NEWCO has its assets insured against loss or damages as is appropriate to its business and assets, in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses and assets, and such insurance coverages are and will be continued in full force and effect to and including, the Effective Date and no notice of cancellation or termination has been received and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default hereunder.

Section 5.10 Absence of Certain Changes or Events.

(a) Each contract or agreement between NEWCO and any other Person which is material to the ownership, use or operation of a material portion of the business, properties or assets of NEWCO, is in full force and effect and, to the best of the knowledge and belief of NEWCO is valid, binding and enforceable against each of the parties thereto in accordance with its terms (subject only to the qualification set out in Subsections 5.3(a)(i) and (ii) hereof) and no material breach or default exists in respect thereof on the part of any party thereto and no event has occurred which, with the giving of notice or the lapse of time or both, would constitute such a material breach or default.

(b) Since December 31, 2003, NEWCO has not declared or paid any dividends or made any distribution of its properties or assets to its shareholders and NEWCO has not disposed of any of its properties or assets or incurred any material indebtedness.

Section 5.10 Tax.

(a) NEWCO's most recent financial statements contain an adequate provision in accordance with Canadian generally accepted accounting principles for all

material amounts of Taxes payable in respect of each period covered by such financial statements to the extent such Taxes have not been paid, whether or not due and whether or not shown as being due on any Tax Returns. NEWCO has made adequate provision in accordance with Canadian generally accepted accounting principles in its books and records for any amount of Taxes material to NEWCO and accruing in respect of any accounting period ending subsequent to the period covered by such financial statements.

(b) NEWCO has not received any written notification that any issue involving an amount of Taxes material to NEWCO has been raised (and is currently pending) by the Canada Customs and Revenue Agency, the United States Internal Revenue Service or any other taxing authority, including any sales tax authority, in connection with any of the Tax Returns filed or required to be filed, and no waivers of statutes of limitations or objections to any assessments or reassessments involving an amount of Taxes material to NEWCO have been given, filed or requested with respect to NEWCO. NEWCO has no knowledge of any Tax audit or issue that would be reasonably expected to have a Material Adverse Effect on NEWCO. There are on proposed (but unassessed) additional Taxes on NEWCO applicable by NEWCO involving an amount of Taxes material to NEWCO and none has been asserted against NEWCO. There are no Tax liens on, or statutory trusts in respect of, any assets of NEWCO except for Taxes not yet due and payable and those which would not be reasonably expected to result in a Material Adverse Effect on NEWCO. NEWCO has not received a refund of any Taxes to which it was not entitled.

(c) NEWCO charged, collected and remitted on a timely basis all Taxes required by applicable Law (including, without limitation, Part IX of the *Excise Tax Act* (Canada) on any sale, supply or delivery whatsoever, made by NEWCO.

Section 5.12 Employment Matters.

(a) NEWCO is not a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to any former or current director, officer, employee or consultant.

(b) NEWCO is not a party to written or oral employment agreements other than as has been disclosed to ALIVE.

Section 5.13 Contracts.

The corporate records and minute books of NEWCO as required to be maintained by them under the Laws of its jurisdiction of incorporation are up-to-date, in all material respects, and contain complete and accurate minutes of all meetings of shareholders and the board of directors and any committees thereof and all resolutions consented to in writing.

Section 5.14 Contracts.

Schedule "E" lists as of the date hereof all material written or oral contracts, agreements, guarantees, leases and executory commitments to which NEWCO is a party.

Section 5.15 Compliance with Laws; Permits.

(a) NEWCO is in compliance, and at all times has complied with all applicable Laws other than non-compliance which would not, individually or in the aggregate, have a Material Adverse Effect on NEWCO. No investigation or review by any Governmental Entity with respect to NEWCO is pending or, to the knowledge of NEWCO, is threatened, nor has any Governmental Entity indicated in writing an intention to conduct the same, other than those the outcome of which could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on NEWCO.

(b) NEWCO is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals, and orders necessary to own, lease and operate its properties and to lawfully carry on its business as they are now conducted (collectively, the **"NEWCO Permits"**), except where the failure to be in possession of such NEWCO Permits would not, individually or in the aggregate, have a Material Adverse Effect on NEWCO, and there is no action, proceeding or investigation pending or, to the knowledge of NEWCO, threatened regarding any of the NEWCO Permits which would have a Material Adverse Effect on NEWCO. NEWCO is not in conflict with, or in default or violation of any of the NEWCO Permits, except for any such conflicts, defaults or violations which could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on NEWCO.

Section 5.16 Restrictions on Business Activities.

There is no agreement, judgement, injunction, order or decree binding upon NEWCO that has or could be reasonably expected to have the effect of prohibiting, restricting or materially impairing any business practice of NEWCO, acquisition of property by NEWCO or the conduct of business by NEWCO as currently conducted.

Section 5.17 Environmental.

To the best knowledge of NEWCO after due inquiry:

(a) there is no environmental liability, or any factor likely to give rise to any environmental liability, affecting any of the properties of NEWCO that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect upon NEWCO; and

(b) NEWCO has not violated or infringed any environmental Law now in effect nor has any such entity violated or infringed any then current environmental Law as applied at that time, other than such violations or infringements that, individually or in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect upon NEWCO.

Section 5.18 Brokerage and Finders' Fees.

Neither NEWCO, nor any shareholder, director, officer or employee thereof, has incurred or will incur on behalf of NEWCO, any brokerage fees, finder's fees, agent's commission or other similar forms of compensation in connection with this Agreement or the transactions contemplated hereby, other than to Standard Securities Capital Corporation and McFarlane Gordon Inc. in respect of the NEWCO Private Placement and other than a finder's fee in the amount of 750,000 common shares of PGM Ventures Corporation to be paid to Devon Holdings Ltd. pursuant to a finder's fee Agreement made the 13th day of

March,. 2003, between PGM Ventures Corporation and Devon Holdings Ltd., in connection with the Amalgamation.

Section 5.19 Solvency of NEWCO.

There are reasonable grounds for believing that NEWCO is able to pay its liabilities as they become due and, at the time of the consummation of the Amalgamation, will be able to pay its liabilities as they become due. There are reasonable grounds for believing that the realizable value of AMALCO's assets will, immediately after the consummation of the Amalgamation, not be less than the aggregate of its liabilities and the stated capital of all classes of shares.

Section 5.20 Creditors of NEWCO.

NEWCO has reasonable grounds for believing that no creditor of NEWCO will be prejudiced by the Amalgamation.

Section 5.21 Survival of Representations and Warranties.

The representations and warranties of NEWCO contained in this Agreement shall be true at the Time of Closing as though they were made by NEWCO at the Time of Closing and they shall survive the completion of the transactions completed under this Agreement in full force and effect for a period of one year. NEWCO shall be under no liability in respect of any claim for a breach of a representation and a warranty if the facts or circumstances giving rise thereto are known to the ALIVE Parties at the date of this Agreement. For purposes of this Agreement, "known to the ALIVE Parties" or similar expressions mean the knowledge, information or belief, at the relevant time, of any of the ALIVE parties' directors, officers, employees or professional advisors.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF ALIVE

ALIVE represents and warrants to and in favour of NEWCO as follows:

Section 6.1 Organization and Standing.

(a) Each of Alive and its Subsidiaries has been duly incorporated and it is a valid and subsisting corporation under the provisions of the Laws of its jurisdiction of incorporation, has all requisite corporate power and authority to carry on its business as now being carried on by it and to own or lease and operate its properties and assets and is duly licensed or otherwise qualified to carry on business in each jurisdiction in which the nature of the business conducted by it or the ownership or leasing of its properties makes such qualification necessary, except where, individually or in the aggregate, the failure to be so licensed or qualified would not have a Material Adverse Effect on ALIVE.

(b) Schedule "F" lists all of the companies or other Persons owned by ALIVE in whole or in part or in which ALIVE has any investment together with (i) the nature of the legal organization of such Person, (ii) the jurisdiction of organization or formation of such Person, and (iii) the percentage owned by ALIVE in such Person.

Section 6.2 Capitalization.

(a) The authorized share capital of ALIVE consists of an unlimited number of ALIVE Common Shares and an unlimited number of ALIVE preferred shares (**"ALIVE Preferred Shares"**). As of December 31, 2003, 15,881,831 ALIVE Common Shares and no ALIVE Preferred Shares were issued and outstanding and no ALIVE Common Shares were held in ALIVE's treasury or by any Subsidiary of ALIVE. All of such issued and outstanding shares and all of the issued and outstanding shares in the capital of any Subsidiary of ALIVE are fully-paid and non-assessable.

(b) The authorized capital of PNG consists of an unlimited number of PNG Common Shares and as of February 6, 2004, all 100 issued and outstanding PNG Common Shares were owned by ALIVE. All such issued and outstanding shares are fully paid and non-assessable.

(c) None of ALIVE and any of its Subsidiaries have any outstanding agreements, subscriptions, warrants, options or commitments (pre-emptive, contingent or otherwise), nor has either of them granted any rights or privileges capable of becoming an agreement, subscription, warrant, option or commitment, obligating ALIVE or any of its Subsidiaries to offer, issue, sell, repurchase or otherwise acquire, transfer, pledge or encumber any shares in the capital of ALIVE or any of its Subsidiaries, or other securities, nor are there outstanding any securities or obligations of any kind convertible into or exercisable or exchangeable for any capital stock of ALIVE or any of its Subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of ALIVE or any of its Subsidiaries having the right to vote (or that are exchangeable or convertible for or exercisable into securities having the right to vote) with the Holders of ALIVE Common Shares, PNG Common Shares or common shares of any of ALIVE's other Subsidiaries on any matter as of the date hereof.

(d) As of the date hereof, there are no shareholder agreements, proxies, voting trusts, rights to require registration under securities Laws or other arrangements or commitments to which ALIVE or any of its Subsidiaries is a party or bound with respect to the voting, disposition or registration of any outstanding securities of ALIVE or any of its Subsidiaries.

Section 6.3 Authority and No Violation.

(a) Each of the ALIVE parties has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the agreements, documents and transactions contemplated herein have been duly authorized by all necessary corporate action of the ALIVE Parties. This Agreement has been duly executed and delivered by each of the ALIVE Parties and constitutes a valid and binding obligation of each of the ALIVE Parties, enforceable in accordance with its terms subject only to the following qualification:

(i) an order of specific performance and an injunction are discretionary remedies and, in particular, may not be available where damages are considered an adequate remedy; and

(ii) enforcement may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws generally affecting the enforceability of creditors' rights.

(b) None of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the fulfilment of or compliance with the terms and provisions hereof do or will, nor will they with the giving of notice or the lapse of time or both:

(i) conflict with any of the terms, conditions or provisions of the Charter Documents of ALIVE or any of its Subsidiaries;

(ii) subject to the consents, approvals, orders, authorizations, registrations, declarations or filings referred to in Section 6.4 being made or obtained, violate any provision of any Laws applicable to ALIVE or any of its subsidiaries;

(iii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration or the performance required by, any material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award to which either of the ALIVE Parties is a party or by which it is bound or to which its property is subject, all as of the Effective Date, or

(iv) result in the cancellation, suspension or material alteration in the terms of any material licence, permit or authority held by ALIVE or any of its Subsidiaries, or in the creation of any line, charge, security interest, or encumbrance upon any of the material assets of ALIVE or any of its Subsidiaries under any such material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award or give to any other person any material interest or rights, including rights of purchase, termination, cancellation or acceleration;

except in the case of clauses (ii) through (iv) for any of the foregoing that would, individually or in the aggregate, have a Material Adverse Effect on ALIVE or any of its Subsidiaries or materially impair the ability of the ALIVE Parties to perform their obligations hereunder or prevent or materially delay the consummation of any of the transactions contemplated hereby.

The board of directors of ALIVE by consent resolution dated effective February 6, 2004, has determined by unanimous approval that the transactions contemplated by this Agreement are fair to the Holders of ALIVE Common Shares and in the best interests of ALIVE and recommends that such Holders of ALIVE Common Shares vote in favour of the transactions contemplated by this Agreement.

Section 6.4 Consents; Approvals.

No consent, approval, order or authorization of, or registration, declaration or filing with, any third party or Governmental Entity is required by or with respect to either of the ALIVE Parties in connection with the execution and delivery of this Agreement by the ALIVE Parties, the performance of their obligations hereunder or the consummation by the ALIVE Parties of the transactions contemplated hereby other than (a) such registrations and other actions required under federal, state, provincial, and territorial securities Laws as are contemplated by this Agreement, (b) any filings with the Director, (c) the approval of the TSXV, (d) approval of the ALIVE Amalgamation Resolution, the ALIVE Change of Name Resolution, the ALIVE Stock Option Plan Resolution, the Novaking Resolution and the Continuance Resolution; and (e) any other consents, approvals, orders, authorizations, registrations, declarations or filings which, if not obtained or made, would not, individually or in the aggregate, have a Material Adverse Effect on ALIVE or any of its Subsidiaries or prevent or materially delay the consummation of any of the transactions contemplated hereby or materially impair the ability of either of the ALIVE Parties to perform its obligations hereunder.

Section 6.5 Public Disclosure.

Since December 31, 2002, ALIVE has filed any and all required forms, reports and documents (collectively, the "**ALIVE Public Disclosure**") with the applicable Canadian securities regulatory authorities having jurisdiction. None of the ALIVE Public Disclosure filed by ALIVE with the applicable Canadian securities regulatory authorities having jurisdiction, at the time filed or as subsequently amended, contained any misrepresentation or any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

Section 6.6 Financial Statements; Reports.

(a) The consolidated audited financial statements of ALIVE for the year ended December 31, 2002, (including any related notes there) (i) have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the period involved, (ii) complied in all material respects with the requirements of applicable securities Laws, and (iii) fairly present, in all material respects the consolidated financial position, results of operations and cash flows of ALIVE and its Subsidiaries as of the respective dates thereof and for the respective periods covered thereby.

(b) From December 31, 2002, to the date of this Agreement, there has been no change by ALIVE or its Subsidiaries in their accounting policies, methods, practices or principles that are material to ALIVE's consolidated financial statements, except as described in the notes thereto with respect to periods ending prior to the date of this Agreement.

(c) ALIVE has not filed any confidential material change report with the OSC or any other securities authority or regulator or any stock exchange or other self-regulatory authority that at the date hereof remains confidential.

Section 6.7 Property; Asset.

Each of ALIVE and each of its Subsidiaries is the beneficial owner of the properties and assets described as being owned by it in the ALIVE Public Disclosure with good and marketable title thereto

free and clear of material encumbrances, except as disclosed in the ALIVE Public Disclosure, and, in particular, ALIVE is the legal and beneficial owner of all of the issued and outstanding shares in the capital of its Subsidiaries, including, PNG, with good and marketable title thereto free and clear of any material covenant, condition or restriction on sale or other disposition, lien, charge, security interest or other encumbrance of any kind or nature whatsoever, except as disclosed in the ALIVE Public Disclosure, and no Person has any option, warrant, right, call, commitment, conversion right, right of exchange or other agreement or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an option, warrant, right, call, commitment, conversion right, right of exchange or other agreement for the purchase of any of the shares of any of ALIVE's Subsidiaries.

Section 6.8 Liabilities.

The aggregate amount of the liabilities or obligations of ALIVE and its Subsidiaries including, without limitation, liabilities for Taxes, whether accrued, absolute, contingent or otherwise, shall not exceed $100,000, except for (i) those reasonable liabilities incurred in connection with the Amalgamation; (ii) costs associated with the SEDAR filing and mailing of ALIVE"S annual financial statements for the years ended December 31, 2001 and 2002 as well as all subsequent interim financial statements that are required to be filed and mailed; and (iii) GST relating to such liabilities, which liabilities shall be paid by ALIVE following the completion of the Amalgamation.

Section 6.9 Litigation, Etc.

Except as otherwise disclosed, there are no actions, suits, proceedings, investigations or outstanding claims or demands, whether or not purportedly on behalf of ALIVE, or any of its Subsidiaries, instituted, pending or, to the knowledge of ALIVE or any of its Subsidiaries, threatened against or affecting ALIVE, or any of its Subsidiaries, at law or in equity or before or by any Governmental Entity, or before any arbitrator, nor is there any judgment, order, decree or award of any Governmental Entity having jurisdiction, obtained, pending or, to the knowledge of ALIVE, or any of its Subsidiaries, threatened, against ALIVE or any of its Subsidiaries, which would prevent or materially hinder the consummation of the Amalgamation or the other transactions contemplated by this Agreement or which would involve the reasonable possibility of any material judgment or liability, whether or not covered by insurance, and neither ALIVE nor its respective assets and properties, is subject to any outstanding judgment, order, writ, injunction or decree that has had or could reasonably be expected to have a Material Adverse Effect on ALIVE or that would prevent or materially delay consummation of the transactions contemplated by this Agreement.

Section 6.10 Absence of Certain Changes or Events.

(a) Each contract or agreement between ALIVE or any of its Subsidiaries and any other Person which is material to the ownership, use or operation of a material portion of the business, properties or assets of ALIVE or its Subsidiaries, is in full force and effect and, to the best of the knowledge and belief of ALIVE is valid, binding and enforceable against each of the parties thereto in accordance with its terms (subject only to the qualifications set out in Subsections 6.3(a)(i) and (ii) hereof) and no material breach or default exists in respect thereof on the part of any party thereto and no event has occurred with, with the giving of notice or the lapse of time or both, would constitute such a material breach or default except as disclosed in the ALIVE Public Disclosure.

(b) Since December 31, 2002, Alive has not declared or paid any dividends or made any distribution of its properties or assets to its shareholders and none of ALIVE

or any of its Subsidiaries has disposed of any of its properties or assets or incurred any material indebtedness among its wholly-owned Subsidiaries, except as disclosed in the ALIVE Public Disclosure.

(c) Except as disclosed in the ALIVE Public Disclosure, since December 31, 2002, ALIVE and its Subsidiaries have conducted their respective businesses only in the ordinary course in a manner consistent with past practice.

Section 6.11 Tax.

(a) ALIVE and each of its Subsidiaries have timely filed, or caused to be filed, all material Tax Returns required to be filed by them (all of which returns were correct and complete in all material respects), have timely paid, or caused to be paid, Taxes as shown to be due and payable thereon, and have satisfied in full in all respects all Tax withholding, deposit and remittance requirements imposed on or with respect to any of ALIVE and its Subsidiaries, and ALIVE's most recently published financial statements contain an adequate provision in accordance with Canadian generally accepted accounting principles for all material amounts of Taxes payable in respect of each period covered by such financial statements and all prior periods to the extent such Taxes have not been paid, whether or not due and whether or not shown as being due on any Tax Returns. ALIVE and each of its Subsidiaries have made adequate provision in accordance with Canadian generally accepted accounting principles in their books and records for any amount of Taxes to ALIVE on a consolidated basis and accruing in respect of any accounting period ending subsequent to the period covered by such financial statements.

(b) None of ALIVE or any of its Subsidiaries has received any written notification that any issue involving an amount of Taxes material to ALIVE on a consolidated basis has been raised (and is currently pending) by the Canada Customs and Revenue Agency, the United States Internal Revenue Service or any other taxing authority, including any sales tax authority, in connection with any of the Tax Returns filed or required to be filed, and no waivers of statutes of limitations or objections to any assessments or reassessments involving an amount of Taxes material to ALIVE on a consolidated basis have been given, filed or requested with respect to ALIVE or any of its Subsidiaries. All liability of ALIVE and its Subsidiaries for Canadian federal and provincial income and other Taxes has been assessed by Canada Customs and Revenue Agency and, where applicable, Canadian provincial tax authorities for all fiscal years up to and including December 31, 2002. None of ALIVE or any of its Subsidiaries has received any notice from any taxing authority to the effect that any Tax Return is being examined, and ALIVE has no knowledge of any Tax audit or issue that would be reasonably expected to have a Material Adverse Effect on ALIVE. There are no proposed (but unassessed) additional Taxes applicable to ALIVE or any of its Subsidiaries involving an amount of Taxes material to ALIVE on a consolidated basis and none has been asserted against ALIVE or any of its Subsidiaries. There are no Tax liens on, or statutory trusts in respect of, any assets of ALIVE or any of its Subsidiaries except for Taxes not yet due and payable and those which would not be reasonably expected to result in a Material Adverse Effect on ALIVE. None of ALIVE, or any of its Subsidiaries has received a refund of any Taxes to which it was not entitled.

(c) ALIVE and each of its Subsidiaries has withheld from each payment made to any present or former employees, officers and directors and to all persons who are non-residents of Canada for the purposes of the Tax Act all amounts required by Law and have remitted such withheld amounts within the prescribed periods to the appropriate federal or provincial taxing authority. ALIVE and each of its Subsidiaries has remitted all Canada Pension Plan contributions, Employment Insurance premiums, Employer Health Taxes and other Taxes payable by it in respect of its employees and has or will have remitted such amounts to the proper taxing authority within the time required by applicable Law. ALIVE and each of its Subsidiaries charged, collected and remitted on a timely basis all Taxes required by applicable Law (including, without limitation, Part IX of the *Excise Tax Act* (Canada) or the retail sales tax legislation of any province of Canada) on any sale, supply or delivery whatsoever, made by ALIVE.

Section 6.12 Employment Matters.

(a) None of ALIVE or any of its Subsidiaries is a party to (i) any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to any former or current director, officer, employee or consultant, or (ii) any employment agreement with, any former or current director, officer, employee or consultant.

(b) All employees and former employees of ALIVE and its Subsidiaries have been, or will have been on or before the Effective Date, paid or amounts in respect thereof shall have been accrued for wages, salaries, commissions, bonuses, vacation pay, severance and termination pay, sick pay, and other compensation for all services performed by them or that was accrued by them up to the Effective Date, in accordance with the obligations of ALIVE and its Subsidiaries under any employment or labour practices and policies.

Section 6.13 Corporate Records.

The corporate records and minute books of ALIVE and its subsidiaries as required to be maintained by them under the Laws of their respective jurisdictions of incorporation are up-to-date, in all material respects, and contain complete and accurate minutes of all meetings of shareholders and the board of directors and any committees thereof and all resolutions consented to in writing.

Section 6.14 Contracts.

Other than the letter of intent dated January 12, 2003, as amended March 13, 2003 between ALIVE and PGM Ventures Corporation and the securities exchange agreement between ALIVE and the shareholders of Novaking, there are no material written or oral contracts, agreements, guarantees, leases and executory commitments to which ALIVE or any of its Subsidiaries is a party.

Section 6.15 Compliance with Laws; Permits.

(a) Each of ALIVE and its Subsidiaries are in compliance, and at all times has complied, with all applicable Laws other than non-compliance which would not, individually or in the aggregate, have a Material Adverse Effect on ALIVE and its Subsidiaries. No investigation or review by any Governmental Entity with respect to ALIVE or any of its Subsidiaries is pending or, to the knowledge of ALIVE and its Subsidiaries, are threatened, nor has any Governmental Entity indicated in writing an intention to conduct the same, other than those the outcome of which could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on ALIVE and its Subsidiaries.

(b) ALIVE and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate their properties and to lawfully carry on their businesses as they are now being conducted (collectively, the "**ALIVE Permits**"), except where the failure to be in possession of such ALIVE Permits would not, individually or in the aggregate, have a Material Adverse Effect on ALIVE and its Subsidiaries, and there is no action, proceeding or investigation pending or, to the knowledge of ALIVE and its Subsidiaries, threatened regarding any of the ALIVE Permits which would have a Material Adverse Effect on ALIVE and its Subsidiaries. ALIVE and its Subsidiaries are not in conflict with, or in default or violation of any of the ALIVE Permits, except for any such conflicts, defaults, or violations which could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on ALIVE and its Subsidiaries.

Section 6.16 Restrictions on Business Activities.

There is no agreement, judgement, injunction, order or decree binding upon ALIVE or any of its Subsidiaries that has or could be reasonably expected to have the effect of prohibiting, restricting or materially impairing any business practice of ALIVE or any of its Subsidiaries, any acquisition of property by ALIVE or any of its Subsidiaries or the conduct of business by ALIVE or any of its Subsidiaries as currently conducted.

Section 6.17 Environmental.

To the best knowledge of ALIVE after due inquiry:

(a) there is no environmental liability, or any factor likely to give rise to any environmental liability, affecting any of the properties of ALIVE or any of its Subsidiaries that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect upon ALIVE; and

(b) neither ALIVE nor any of its Subsidiaries has violated or infringed any environmental Law now in effect nor has any such entity violated or infringed any then current environmental Law as applied at that time, other than such violation or infringements that, individually or in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect upon ALIVE.

Section 6.18 Intellectual Property.

ALIVE and its Subsidiaries do not, directly or indirectly, own, license or otherwise have legally enforceable rights to use, or can acquire on reasonable terms and without material expense, all patents, patent rights, trademarks, trade names, service marks, copyrights and any applications therefor, technology, know-how, computer software and applications and tangible or intangible proprietary information or materials, that are material to and used in the business of ALIVE and its Subsidiaries as presently concluded.

Section 6.19 Brokerage and Finders' Fees.

Neither ALIVE, nor any of its Subsidiaries nor any shareholder, director, officer or employee thereof, has incurred or will incur on behalf of ALIVE or any of its Subsidiaries, any brokerage fees, finder's fees, agent's commissions or other similar forms of compensation in connection with this Agreement or the transactions contemplated hereby other than a finder's fee in the amount of 2,000,000 ALIVE Common Shares to be paid to Tory, Ryan & Co. Inc. pursuant to a Finder's Fee Agreement made the 20th day of December 2002, as amended, between ALIVE and Tory, Ryan & Co. Inc., in connection with the Amalgamation .

Section 6.20 Securities Laws And Stock Exchanges.

(a) ALIVE is currently a reporting issuer in British Columbia, Alberta and Ontario. Since incorporation, ALIVE has not been the subject to any investigation by any stock exchange or any other securities regulatory authority or body, is current with all filings required to be made by it under applicable securities and corporate Laws and is not aware of any deficiencies in the filing of any documents or reports with any stock exchange or securities regulatory authority or body.

(b) The ALIVE Common Shares are currently listed and posted for trading on NEX and on no other stock exchange.

Section 6.21 Solvency of ALIVE.

There are reasonable grounds for believing that ALIVE is able to pay its liabilities as they become due and, at the time of the consummation of the Amalgamation, will be able to pay its liabilities as they become due. There are reasonable grounds for believing that the realizable value of AMALCO's assets will, immediately after the consummation of the Amalgamation, not be less than the aggregate of its liabilities and the stated capital of all classes of shares.

Section 6.22 Creditors of ALIVE.

ALIVE has reasonable grounds for believing that no creditor of ALIVE will be prejudiced by the Amalgamation.

6.23 ALIVE Securities.

The ALIVE Common Shares to be issued pursuant to the Amalgamation, will, in all cases, be duly issued on their respective dates of issue as fully-paid and non-assessable shares. In addition, the ALIVE Warrants and the ALIVE Compensation Options will, in all cases, be duly issued as valid, legal and binding obligations of ALIVE enforceable in accordance with the terms of the respective certificates or agreements evidencing such securities.

6.24 Survival of Representations and Warranties.

The representations and warranties of the ALIVE Parties contained in this Agreement shall survive the completion of the transactions contemplated under this Agreement and remain in full force and effect thereafter for the benefit of NEWCO for a period of one year. The ALIVE Parties shall be under no liability in respect of any claim for a breach of a representation or warranty if the facts or circumstances giving rise thereto are known to NEWCO at the date of this Agreement. For purposes of this Agreement, "known to NEWCO" or similar expressions mean the knowledge, information or belief, at the relevant time, of any of NEWCO's directors, officers, employees or professional advisors.

ARTICLE 7
COVENANTS AND AGREEMENTS

Section 7.1 Mutual Covenants.

(a) Each of NEWCO and ALIVE agrees as follows until the earlier of the Effective Date or the termination of this Agreement in accordance with Article 9 in each case except (i) with consent of the other party to any deviation therefrom or (ii) as expressly contemplated by this Agreement:

(i) it and its respective Subsidiaries shall (A) carry on its businesses in the usual and ordinary course consistent with past practices and in a manner consistent with industry practice, (B) use reasonable best efforts to preserve intact its present business organization and material rights and franchises, and (C) maintain and keep its material properties and assets in good standing as at the date hereof, all to the end that its goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time.

(ii) it shall not, and it shall not permit any of its Subsidiaries to: (A) declare or pay any dividends on, make other distributions or return capital in respect of any of its capital stock or any other equity interests, except for dividends, distributions or return of capital payable by a subsidiary to such party or a wholly-owned subsidiary of such party; (B) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock: (C) except with respect to the NEWCO Common Shares, NEWCO Units, NEWCO Compensation Options, issue, sell, pledge, reserve, set aside, dispose of or encumber, repurchase, redeem or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into, exercisable or exchangeable for, or any rights, warrants, calls, subscriptions or options to acquire, shares of its capital stock, except pursuant to warrants outstanding on the date hereof; or (D) except with respect to the NEWCO Common Shares, NEWCO Units and NEWCO Compensation Options, enter into or announce any agreement or arrangement with respect to the sale, voting, registration or repurchase of any shares of its capital stock or any security convertible into or exchangeable for such shares.

(iii) it shall not, nor shall it permit any of its Subsidiaries to, (A) incur any indebtedness for borrowed money or purchase money indebtedness or assume, guarantee, endorse or enter into a "keepwell" or similar arrangement with respect to, any indebtedness, other than indebtedness between such party or any of its Subsidiaries and another of its Subsidiaries, or (B) enter into any material operating lease or create any mortgages, liens, security interests or other encumbrances on the property of such party or any of its Subsidiaries in connection with any indebtedness.

(iv) it shall not, nor shall it permit any of its Subsidiaries to:

(A) increase the amount of (or accelerate the payment or vesting of) any benefit plan or amount payable under, any employee benefit plan or any other contract, agreement, commitment, arrangement, plan or policy providing for compensation or benefits to any former, present or future director, officer or employee of such party or any of its Subsidiaries;

(B) increase (or enter into any commitment or arrangement to increase) the compensation or benefits, or otherwise to extend, expand or enhance the engagement, employment or any related rights, of any former, present or future director, officer, employee or consultant of such party or any of its Subsidiaries;

(C) except as agreed to by the parties, whether through its board of directors or otherwise, accelerate the vesting of any unvested stock options or accelerate the release of, or the expiry date of any hold period relating to, as applicable, any NEWCO Common Shares, NEWCO Class A Special Shares or ALIVE Common

Shares, or otherwise amend, vary or modify any plans or the terms of any stock options; or

(D) adopt, establish, enter into or implement any employee benefit plan, policy, severance or termination agreement providing for any form of benefits or other compensation to any former, present or future director, officer or employee of such party or any of its Subsidiaries or amend any employee benefit plan, policy, severance or termination agreement.

(v) it shall not, nor shall it permit any of its Subsidiaries to, amend or propose to amend its Charter Documents.

(vi) it shall not, nor shall it permit any of its Subsidiaries to pay, discharge, satisfy, compromise or settle any material claims or material liabilities prior to the same being due.

(vii) except as required by applicable Laws, it shall not, nor shall it permit any of its Subsidiaries to enter into, terminate or waive any provision of, exercise any material option or relinquish any material contractual rights under, or modify in any material respect any material contract, agreement, guarantee, lease commitment or arrangement.

(viii) it shall not, nor shall it permit any of its Subsidiaries to, make any changes to the existing accounting practices, methods and principles relating to such party or any Subsidiary of such party except as required by Law or by Canadian generally accepted accounting principles as advised by such party's or such Subsidiary's regular independent accountants, as the case may be.

(ix) it shall not, nor shall it permit any of its Subsidiaries to, make or rescind any material tax election.

(x) it shall not, nor shall it permit any Subsidiary to, (a) enter into any confidentiality or standstill agreement or with the consent of the other party hereto (other than in respect of confidentiality agreements entered into in the ordinary course of business), or (b) amend or release any third party from its obligations or grant any consent under, any confidentiality or standstill provisions or fail to fully enforce any such provision.

(xi) it shall not, nor shall it permit any of its Subsidiaries to, take or fail to take any action which would cause any of such party's representations or warranties hereunder to be untrue or would be reasonably be expected to prevent or materially impede, interfere with or delay the Amalgamation.

(xii) it shall not, nor shall it permit any of its Subsidiaries to, agree in writing or otherwise to take any of the actions as described in clauses (ii) through (xi).

(b) Each of NEWCO and ALIVE shall promptly advise the other party in writing:

(i) of any event, condition or circumstance that might be reasonably expected to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate on the Effective Date (or, in the case of any representation or warranty made as of a specified date, as of such specified date);

(ii) of any Material Adverse Effect on such party or any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect on such party; and

(iii) of any material breach by such party of any covenant, obligation or agreement contained in this Agreement.

(c) Each of NEWCO and ALIVE shall use its reasonable best efforts to, and shall use its reasonable best efforts to cause its Subsidiaries to, perform all its obligations required to be performed by such party or any of its Subsidiaries under this Agreement, cooperate with the other party hereto in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, each of NEWCO and ALIVE shall:

(i) use reasonable best efforts to satisfy or cause to be satisfied as soon as reasonably practicable all of the conditions precedent that are set forth in Article 8 hereof;

(ii) apply for and use reasonable best efforts to obtain as promptly as practicable all Appropriate Regulatory Approvals relating to such party or any of its Subsidiaries and, in doing so, to keep the other party hereto reasonably informed as to the status of the proceedings related to obtaining the Appropriate Regulatory Approvals, including providing such other party with copies of all related applications and notifications, in draft form, in order for such other party to provide its reasonable comments;

(iii) use reasonable best efforts to comply promptly with all requirements which applicable Laws may impose on such party or such party's Subsidiaries with respect to the transactions contemplated hereby;

(iv) use reasonable best efforts to defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(v) use reasonable best efforts to have lifted or rescinded any injunction or restraining order or other order which may adversely affect the ability of the parties to consummate the transactions contemplated hereby; and

(vi) effect all necessary registrations, filings and submissions of information required by Governmental Entities from such party or any of such party's

Subsidiaries in connection with the transactions contemplated hereby; and

(vii) use reasonable best efforts to obtain all waivers, consents and approvals from other parties to loan agreements, leases or other contracts required to be obtained by such party or any of such party's Subsidiaries to consummate the transactions contemplated hereby which the failure to obtain would materially and adversely affect the ability of such party or such party's Subsidiaries to consummate the transactions contemplated hereby.

Section 7.2 Covenants of NEWCO.

(a) The board of directors of NEWCO shall recommend to the Holders of NEWCO Common Shares and NEWCO Class A Special Shares the approval of the NEWCO Amalgamation Resolution.

(b) NEWCO shall, at the request of ALIVE, solicit from the Holders of NEWCO Common Shares and NEWCO Class A Special Shares proxies in favour of approval of the NEWCO Amalgamation Resolution.

(c) NEWCO shall not adjourn, postpone or cancel (or propose adjournment, postponement or cancellation of) the NEWCO Meeting without ALIVE's prior written consent except as required by Laws, or, in the case of adjournment, as may be required by the Holders of NEWCO Common Shares and NEWCO Class A Shares as expressed by majority resolution.

Section 7.2 Covenants of ALIVE.

(a) ALIVE shall appoint three (3) NEWCO nominees to the board of directors of ALIVE on the Effective Date or as soon as reasonably possible thereafter.

(b) The board of directors of ALIVE shall recommend to the Holders of ALIVE Common Shares the approval of the ALIVE Amalgamation Resolution.

(c) ALIVE shall solicit from the Holders of ALIVE Common Shares proxies in favour of approval of the ALIVE Amalgamation Resolution.

(d) ALIVE shall not adjourn, postpone or cancel (or propose adjournment, postponement or cancellation of) the ALIVE Meeting without NEWCO's prior written consent except as required by Laws or, in the case of adjournment, as may be required by the Holders of ALIVE Common Shares as expressed by majority resolution.

(e) Subject to the fiduciary obligations of the board of directors of ALIVE, ALIVE shall use, following the Effective Date, its financial resources primarily in the development of the AMALCO business.

(f) ALIVE shall not, nor shall it permit any of its Subsidiaries to sell, pledge, encumber, lease (whether such lease is an operating or capital lease) or otherwise dispose of any assets (other than relating to transactions between two or more

wholly-owned Subsidiaries of such party or between a wholly-owned Subsidiary and such party).

(g) ALIVE shall not, nor shall it permit any of its Subsidiaries to, make or commit to make any capital expenditures (including capital lease obligations) without the written consent of NEWCO. It shall not, nor shall it permit any of its Subsidiaries to, reorganize, recapitalize, consolidate, dissolve, liquidate, amalgamate or merge with any other Person, nor acquire or agree to acquire, by amalgamating, merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or Person or otherwise acquire or agree to acquire any assets of any other Person without the written consent of NEWCO.

Section 7.4 Access to Information.

(a) Subject to Subsection 7.4(b) and applicable Laws, upon reasonable notice to an officer of such party, each of NEWCO and ALIVE shall (and shall cause each of its Subsidiaries to) afford the officers, employees, counsel, accountants and other authorized representatives and advisors ("**Representatives**") of the other party access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its properties, books, contracts and records as well as to its management personnel; provided that such access shall be provided on a basis that minimizes the disruption to the operations of such party. During such period, each of NEWCO and ALIVE shall (and shall cause each of its Subsidiaries to) furnish promptly to the other party all information concerning such party's business, properties and personnel as the other party may reasonably request.

(b) The ALIVE Parties and NEWCO acknowledge that certain information received pursuant to Subsection 7.4(a) will be non-public or proprietary in nature and that such parties shall not disclose such information to third parties without prior written consent of the other party unless required to do so by Law.

Section 7.5 Closing Matters.

(a) The completion of the transactions contemplated under this Agreement shall be closed at the offices of NEWCO's counsel, Davis & Company, Suite 5600, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E2, at 10:00 a.m. (Toronto time) (the "**Time of Closing**") on March 15, 2004 or on such other date or at such other time and place as the parties may agree.

(b) Each of the ALIVE Parties and NEWCO shall deliver, at the Time of Closing, such customary certificates, resolutions, legal opinions and other closing documents as may be required by the other parties hereto, acting reasonably. For greater certainty, the ALIVE Parties shall also deliver evidence that all regulatory and TSXV approvals have been obtained, and shall deliver an executed copy of a resignation of all of the officers and directors of ALIVE and NEWCO other than John Cerenzia and Maurice Stekel, upon election, as directors of ALIVE.

ARTICLE 8
CONDITIONS

Section 8.1 Mutual Conditions Precedent.

The respective obligations of the ALIVE Parties and NEWCO to complete the transactions contemplated by this Agreement and to file the Articles of Amalgamation for acceptance by the Director to give effect to the Amalgamation shall be subject to the satisfaction of each of the following conditions at or prior to the Effective Date:

(a) the NEWCO Amalgamation Resolution shall have been approved by:

(i) not less than two-thirds (⅔) of the votes cast by Holders of NEWCO Common Shares, voting separately as a class at the NEWCO Meeting in accordance with applicable Laws; and

(ii) not less than two-thirds (⅔) of the votes cast by Holders of NEWCO Class A Special Shares, voting separately as a class, at the NEWCO Meeting in accordance with applicable Laws.

(b) the ALIVE Amalgamation Resolution, the Novaking Resolution, the Continuance Resolution, the ALIVE Stock Option Resolution and the ALIVE Change of Name Resolution shall have been approved by the Holders of the ALIVE Common Shares at the ALIVE Meeting in accordance with applicable Laws and this Agreement.

(c) the TSXV shall have conditionally approved the listing thereon of the ALIVE Common Shares (i) to be issued pursuant to the Amalgamation as of the Effective Date, (ii) issuable upon exercise of the ALIVE Compensation Options granted in accordance with this Agreement, and (iii) issuable upon exercise of the ALIVE Warrants to be issued in accordance with this Agreement, in each case, to comply with the usual requirements of such exchange;

(d) all other Appropriate Regulatory Approvals shall have been obtained or received from the Person having jurisdiction in the circumstances, and all other applicable regulatory requirements and conditions shall have been complied with, the failure to obtain which would, individually or in the aggregate, have a Material Adverse Effect on ALIVE, NEWCO, AMALCO after the Effective Time;

(e) there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated under this Agreement and there shall be no proceeding, whether of a judicial or administrative nature or otherwise, in progress that relates to or results from the transactions contemplated under this Agreement that would, if successful, result in an order or ruling that would preclude completion of the transactions contemplated under this Agreement in accordance with the terms and conditions hereof or thereof;

(f) there shall not exist any prohibition at Law against the completion of the Amalgamation;

(g) none of the consents, orders, regulations or approvals contemplated herein shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by any of the parties hereto acting reasonably;

(h) this Agreement shall not have been terminated under Article 9; and

(i) ALIVE, upon completion of the Amalgamation, shall meet the minimum original listing requirements of the TSXV; the TSXV shall have, prior to the Effective Date, issued its approval of the transactions contemplated herein; and the ALIVE Common Shares issued or issuable pursuant to the Amalgamation and this Agreement shall be conditionally approved for listing on Tier 2 or 1 of the TSXV prior to the Effective Date.

The foregoing conditions are for the mutual benefit of the ALIVE Parties and NEWCO and may be waived, in whole or in part, by the ALIVE Parties and NEWCO at any time.

Section 8.2 Additional Conditions Precedent to the Obligations of the ALIVE Parties.

The obligations of the ALIVE Parties to complete the transactions contemplated hereby and the obligations of PNG to file the Articles of Amalgamation jointly with NEWCO and such other documents as are required to be filed under the OBCA for acceptance by the Director to give effect to the Amalgamation shall also be subject to the satisfaction of each of the following conditions at or prior to the Effective Date or such other time as is specified below:

(a) NEWCO shall have performed or complied with, in all material respects, each of its obligations, covenants and agreements hereunder to be performed and complied with by it on or before the Effective Time;

(b) each of the representations and warranties of NEWCO under this Agreement (which for purposes of this clause (b) shall be read as though none of them contained any Material Adverse Effect or other materiality qualification), shall be true and correct in all respects on the date of this Agreement and as of the Effective Date as if made on and as of such date except: (i) for such representations and warranties made as of a specified date, (ii) as affected by transactions contemplated or permitted by this Agreement; or (iii) where the failure of such representations and warranties in the aggregate to be true and correct in all respects would not be reasonably expected to have a Material Adverse Effect on NEWCO;

(c) since the date of this Agreement, there shall have been no Material Adverse Effect with respect to NEWCO or any event, occurrence or development, including the commencement of any action, suit or other legal proceeding which would be reasonably expected to have a Material Adverse Effect on NEWCO;

(d) ALIVE shall have received a certificate of NEWCO addressed to the ALIVE Parties and dated the Effective Date, signed on behalf of NEWCO and two senior executive officers of NEWCO, confirming that the conditions in Subsections 8.2(a), (b), (c) and (e) have been satisfied;

(e) since the date of this Agreement, no action, suit or proceeding shall have been taken before or by any Governmental Entity or by any private Person (including,

without limitation, any individual, corporation, firm, group o or other entity or by any elected or appointed public official in Canada or elsewhere against NEWCO) (whether or not purportedly on behalf of NEWCO) that would, if successful, have a Material Adverse Effect on NEWCO, in the sole discretion of ALIVE, acting reasonably;

(f) there shall not be any action taken, any Law enacted, entered, enforced or deemed applicable by any Governmental Entity or pending or threatened any suit, action or proceeding by any Governmental Entity in connection with the grant of any Appropriate Regulatory Approval or otherwise, (i) seeking to prohibit or restrict the acquisition by ALIVE or any of its Subsidiaries of any NEWCO Common Shares or NEWCO Class A Special Shares, (ii) challenging or seeking to restrain or prohibit the consummation of the Amalgamation or seeking to obtain from NEWCO, ALIVE or any Subsidiaries of ALIVE any damages that are material in relation to NEWCO, (iii) seeking to prohibit or materially limit the ownership or operation by ALIVE or any of its Subsidiaries of any material portion of the business or assets of ALIVE, NEWCO or any of their Subsidiaries to dispose of or hold separate any material portion of the business or assets of ALIVE, NEWCO or AMALCO or any of their respective Subsidiaries, as a result of the Amalgamation, (iv) seeking to impose limitations on the ability of ALIVE or any of its Subsidiaries to acquire or hold, or exercise full rights of ownership of any, NEWCO Common Shares, NEWCO Class A Special Shares or shares of AMALCO, including the right to vote the NEWCO Common Shares or shares of AMALCO purchased by it on all matters properly presented to shareholders of NEWCO or AMALCO, (v) seeking to prohibit ALIVE or any of its Subsidiaries from effectively controlling in any material respect the business or operations of NEWCO, or (vi) imposing any condition or restriction that in the judgment of ALIVE, acting reasonably, would be materially burdensome to the future operations or business of any business unit of ALIVE or AMALCO after the Effective Time;

(g) the board of directors of NEWCO shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by NEWCO to permit the consummation of the Amalgamation and the transactions contemplated herein;

(h) all consents and approvals under any agreements to which NEWCO may be a party or bound which are required or necessary or desirable for the completion of the transactions contemplated under this Agreement shall have been obtained or received; and

(i) NEWCO shall not, from the date hereof and up to completion of the Amalgamation, without prior written consent of ALIVE, have effected or taken any steps to effect any transaction or action out of the ordinary course of business.

The foregoing conditions are for the benefit of the ALIVE parties and may be waived, in whole or in part, by the ALIVE Parties at any time.

Section 8.3 Additional Conditions Precedent to the Obligations of NEWCO.

The obligations of NEWCO to complete the transactions contemplated hereby and the Amalgamation shall also be subject to the satisfaction of each of the following conditions at or prior to the Effective Date or such other time as is specified below:

(a) the ALIVE Parties hall have performed or complied with, in all material respects, each of their obligations, covenants and agreements hereunder to be performed and complied with by them on or before the Effective Time;

(b) each of the representations and warranties of the ALIVE Parties under this Agreement (which for purposes of this clause (b) shall be read as though none of them contained any Material Adverse Effect or other materiality qualification), shall be true and correct in all respects on the date of this Agreement and as of the Effective Date as if made on and as of such date except: (i) for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date, (ii) as affected by transactions contemplated or permitted by this Agreement; or (iii) where the failure of such representations and warranties in the aggregate to be true and correct in all material respects would not be reasonably expected to have a Material Adverse Effect on ALIVE;

(c) since the date of this Agreement, there shall have been no Material Adverse Effect with respect to ALIVE or any of its Subsidiaries or any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect on ALIVE or any of its Subsidiaries;

(d) NEWCO shall have received a certificate of ALIVE addressed to NEWCO and dated the Effective Date, signed on behalf of ALIVE by two senior executive officers of ALIVE, confirming that the conditions in Subsections 8.3(a), (b) (c) and (e) have been satisfied;

(e) since the date of this Agreement, no action, suit or proceeding shall have been taken before or by any Governmental Entity or by any private Person (including, without limitation, any individual, corporation, firm, group or other entity) or by any elected or appointed public official in Canada or elsewhere against ALIVE) (whether or not purportedly on behalf of ALIVE) that would, if successful, have a Material Adverse Effect on ALIVE, in the sole discretion of NEWCO, acting reasonably;

(f) there shall not be any action taken, any Law enacted, entered, enforced or deemed applicable by any Governmental Entity or pending or threatened any suit, action or proceeding by any Governmental Entity in connection with the grant of any Appropriate Regulatory Approval or otherwise, (i) seeking to prohibit or restrict the acquisition by ALIVE or any of its Subsidiaries of any NEWCO Common Shares or NEWCO Class A Special Shares, (ii) challenging or seeking to restrain or prohibit the consummation of the Amalgamation or seeking to obtain from NEWCO, ALIVE or any Subsidiaries of ALIVE any damages that are material in relation to ALIVE, (iii) seeking to prohibit or materially limit the ownership or operation by ALIVE or any of its Subsidiaries of any material portion of the business or assets of ALIVE, NEWCO or any of their respective Subsidiaries to dispose of or hold separate any material portion of

the business or assets of ALIVE, NEWCO or AMALCO or any of their respective Subsidiaries, as a result of the Amalgamation, (iv) seeking to impose limitations on the ability of ALIVE or any of its Subsidiaries to acquire or hold, or exercise full rights of ownership of, any NEWCO Common Shares, NEWCO Class A Special Shares or shares of AMALCO purchased by it on all matters properly presented to the shareholders of NEWCO or AMALCO, (v) seeking to prohibit ALIVE or any of its Subsidiaries from effectively controlling in any material respect the business or operations of NEWCO, or (vi) imposing any condition or restriction that in the judgment of NEWCO, acting reasonably, would be materially burdensome to the future operations or business of any business unit of ALIVE or AMALCO after the Effective Time;

(g) the boards of directors of ALIVE and NEWCO shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by ALIVE and its Subsidiaries, to permit the consummation of the Amalgamation;

(h) all consents and approvals under any agreements to which ALIVE or any of its Subsidiaries may be a party or bound which are required or necessary or desirable for the completion of the transactions contemplated under this Agreement shall have been obtained or received;

(i) except as set forth below in subsections (i), (ii) and (iii) of this Section 8.3(i), ALIVE shall have outstanding liabilities, absolute, contingent or otherwise that do not exceed, in the aggregate, $100,000, which liabilities shall exclude:

(i) those liabilities incurred in connection with the Amalgamation;

(ii) the GST relating to such liabilities;

which liabilities shall be paid by ALIVE following completion of the Amalgamation;

(iii) ALIVE shall have called the ALIVE Meeting and obtained at the ALIVE Meeting all necessary approvals of its shareholders required under applicable laws to:

(A) proceed with the Amalgamation;

(B) continue ALIVE under the laws of the Yukon Territory;

(C) amend the current stock option plan of ALIVE;

(D) change the name of ALIVE to "Simberi Gold Corporation";

(E) approve the Novaking Acquisition; and

(F) such other matters as may be reasonably requested by NEWCO.

(j) ALIVE shall not, from the date hereof and up to completion of the Amalgamation, without the prior written consent of NEWCO, have effected or taken any steps to effect:

(i) a change in its articles, by-laws or constating documents;

(ii) a subdivision, consolidation or other change to its outstanding shares (except as specifically contemplated herein);

(iii) the payment of any dividend;

(iv) any transaction or action out of the ordinary course of business (except as specifically contemplated herein); or

(v) the sale or purchase of any asset or the entering into of any transaction (except as specifically contemplated herein).

The foregoing conditions are for the benefit of NEWCO and may be waived, in whole or in part, by NEWCO at any time.

Section 8.4 Merger of Conditions.

The conditions set out in Sections 8.1, 8.2 and 8.3 shall be conclusively deemed to have been satisfied, waived or released on the filing by PNG and NEWCO of the Articles of Amalgamation, and such other documents as are required to be filed under the OBCA for acceptance by the Director to give effect to the Amalgamation and the issuance by the Director of a certificate of amalgamation.

ARTICLE 9
AMENDMENT AND TERMINATION

Section 9.1 Amendment.

This Agreement may not be amended except by mutual written agreement of the parties hereto; provided that after approval by the Holders of NEWCO Common Shares, NEWCO Class A Shares and ALIVE Common Shares no amendment may be made that by Law requires further approval or authorization by the Holders of NEWCO Common Shares, NEWCO Class A Special Shares and ALIVE Common Shares without such further approval or authorization.

Section 9.2 Termination.

This Agreement may be terminated and the Amalgamation abandoned at any time prior to the Effective Time (notwithstanding any approval of the Amalgamation Resolution by the Holders of NEWCO Common Shares, NEWCO Class A Special Shares and ALIVE Common Shares):

(a) by the mutual written consent of ALIVE and NEWCO (without further action on the part of the Holders of NEWCO Common Shares and NEWCO Class A Special Shares if terminated after the NEWCO Meeting or of the Holders of ALIVE Common Shares if terminated after the ALIVE Meeting);

(b) by either ALIVE or NEWCO, if there shall be any Law that makes consummation of the Amalgamation illegal or otherwise prohibited, or if any

judgment, injunction, order or decree of a competent Governmental Entity enjoining ALIVE or NEWCO from consummating the Amalgamation shall be entered and such judgment, injunction, order or decree shall have become final and non-appealable;

(c) by either ALIVE or NEWCO, if the Effective Date does not occur on or prior to April 30, 2004, or such other date as ALIVE and NEWCO may agree; provided, however, that the right to terminate this Agreement under Subsection 9.2(c) shall not be available to any party whose failure or whose affiliate's failure to perform any material covenant, agreement or obligation hereunder has been the cause of, or resulted in, the failure of the Effective Date to occur on or before such date;

(d) by NEWCO if, (i) the board of directors of ALIVE fails to recommend or withdraws, modifies or changes its approval or recommendation of this Agreement, the Amalgamation, the ALIVE Amalgamation Resolution, the Continuance Resolution, the ALIVE Stock Option Resolution, the Novaking Acquisition and the ALIVE Change of Name Resolution in a manner adverse to NEWCO, (ii) the board of directors of ALIVE fails to affirm its approval or recommendation of this Agreement, the Amalgamation, the ALIVE Amalgamation Resolution, the Continuance Resolution, the ALIVE Stock Option Resolution, the Novaking Acquisition and the ALIVE Change of Name Resolution within five (5) Business Days of any written request to do so from NEWCO, (iii) the ALIVE Amalgamation Resolution, the Continuance Resolution, the ALIVE Stock Option Resolution, the Novaking Acquisition and the ALIVE Change of Name Resolution are not submitted for approval at the ALIVE Meeting, or the ALIVE Meeting is not held prior to April 30, 2004 or such later date to which the ALIVE Meeting shall have been adjourned or postponed as may be agreed to in writing by NEWCO;

(e) by ALIVE if, (i) the board of directors of NEWCO fails to recommend or withdraws, modifies or changes its approval or recommendation of this Agreement and the Amalgamation, in a manner adverse to ALIVE, (ii) the board of directors of NEWCO fails to affirm its approval or recommendation of this Agreement, the Amalgamation and the NEWCO Amalgamation Resolution is not submitted for approval at the NEWCO Meeting, or the NEWCO Meeting is not held prior to April 30, 2004 or such later date to which the NEWCO Meeting shall have been adjourned or postponed as may be agreed to in writing by ALIVE;

(f) by either ALIVE or NEWCO, if at the ALIVE Meeting, the requisite vote of the Holders of ALIVE Common Shares to approve the Amalgamation, the ALIVE Amalgamation Resolution, the Continuance Resolution, the ALIVE Stock Option Resolution, the Novaking Acquisition and the ALIVE Change of Name Resolution shall not be obtained;

(g) by either of the ALIVE Parties or NEWCO, by written notice to the other parties, if any of the conditions precedent set out in Section 8.1 hereof have not been complied with or waived on or before the date required for performance thereof; provided, however, that no party may rely on the failure to satisfy any of the conditions set out in Section 8.1 if the condition would have been satisfied but for a material failure by such party in complying with its obligations hereunder;

(h) by either of the ALIVE Parties, by written notice to NEWCO, if any of the conditions precedent set out in Section 8.2 hereof have not been complied with or waived on or before the date required for performance thereof; provided, however, that neither of the ALIVE Parties may rely on the failure to satisfy any of the conditions set out in Section 8.2 if the condition would have been satisfied but for a material failure by the ALIVE Parties in complying with their obligations hereunder;

(i) by ALIVE, if NEWCO has breached any of its representations, warranties, agreements or obligations herein which breach would result in the failure to satisfy one or more conditions set forth in Subsections 8.2(b) or (c) and such breach is not curable or if curable, is not cured within 30 days after notice thereof has been received by the party alleged to be in breach;

(j) by NEWCO, by written notice to the ALIVE Parties, if any of the conditions precedent set out in Section 8.3 hereof have not been complied with or waived on or before the date required for performance thereof; provided, however, that NEWCO may not rely on the failure to satisfy any of the conditions set out in Section 8.3 if the condition would have been satisfied but for a material failure by NEWCO in complying with their obligations hereunder; or

(k) by NEWCO, if either of the ALIVE Parties has breached any of its representations, warranties, agreements or obligations herein which breach would result in the failure to satisfy one or more conditions set forth in Subsections 8.3(b) or (c) and such breach is not curable or if curable, is not cured within 30 days after notice thereof has been received by the party alleged to be in breach.

Section 9.3 Effect of Termination.

If this Agreement is terminated in accordance with the provisions of Section 9.2, no party shall have any further liability to perform its obligations hereunder except for the provisions of this Section 9.3 and Subsections 7.4(b) and Section 10.10; provided that neither the termination of this Agreement nor anything contained in this Section 9.3 shall relieve any party from liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants and agreements made herein. If it shall be judicially determined that termination of this Agreement was caused by an intentional breach of this Agreement, then, in addition to any other remedies at law or equity for breach of this Agreement, the party so found to have intentionally breached this Agreement shall indemnify and hold harmless the other parties for their out-of-pocket costs, including fees and expenses of their counsel, accountants, financial advisors and other experts and advisors, incident to the negotiation, preparation and execution of this Agreement and related documentation.

ARTICLE 10
GENERAL

Section 10.1 Investigation.

Any investigation by party hereto and its advisors shall not mitigate, diminish or affect the representation and warranties of any other party to this Agreement.

Section 10.2 Notices.

All notices which may or are required to be given pursuant to any provision of this Agreement shall be in writing and shall be deemed given when delivered personally, telecopied (which is confirmed) or dispatched (postage prepaid) to a nationally recognized overnight courier service with overnight delivery instructions, in each addressed to the particular party at:

(a) in the case of ALIVE or PNG:

Alive International Inc.
366 Bay Street
Suite 800
Toronto, Ontario
M5H 4B2

Attention: President
Telecopy number: (416) 304-0240

With a copy to:

Albaum & Associates
366 Bay Street
Suite 800
Toronto, Ontario
M5H 4B2

Attention: Lorne Albaum
Telecopy number: (416) 304-0240

(b) in the case of NEWCO:

2034879 Ontario Limited
347 Bay Street
Suite 700
Toronto, Ontario
M5H 2R7

Attention: President
Telecopy number: (416) 815-1355

With a copy to:

Davis & Company
1 First Canadian Place
Suite 5600
100 King Street West
Toronto, Ontario
M5X 1E2

Attention: Carmen Diges
Telecopy number: (416) 365-7886

or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing.

Section 10.3 Assets and Liabilities.

Each of PNG and NEWCO shall contribute to AMALCO all of its assets, subject to its liabilities, as they exist immediately before the Effective Date. AMALCO shall possess all of the property, rights, privileges and franchises, as they exist immediately before the Effective Date, and shall be subject to all of the liabilities, contracts, disabilities and debts of each of PNG and NEWCO, as they exist immediately before the Effective Date. All rights of creditors against the properties, assets, rights, privileges and franchises of PNG and NEWCO and all liens upon their properties, rights and assets shall be unimpaired by the Amalgamation and all debts, contracts, liabilities and duties of PNG and NEWCO shall thenceforth attach to and may be enforced against AMALCO. No action or proceeding by or against either of PNG or NEWCO shall abate or be affected by the Amalgamation but, for all purposes of such action or proceeding, the name of AMALCO shall be substituted in such action or proceeding in place of the name of PNG or NEWCO, as applicable.

Section 10.4 Assignment.

No party may assign this Agreement or any of its rights, interest or obligations under this Agreement or the Amalgamation (whether by operation of law or otherwise) without the prior written consent of the other parties.

Section 10.5 Binding Effect.

This Agreement and the Amalgamation shall be binding upon and shall enure to the benefit of the ALIVE Parties and NEWCO and their respective successors and permitted assigns.

Section 10.6 Third Party Beneficiaries.

Nothing in this Agreement, express or implied, shall be construed to create any third party beneficiaries.

Section 10.7 Waiver and Modification.

NEWCO and the ALIVE Parties may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to them hereunder or in any document to be delivered pursuant hereto and may waive or consent to the modification of any of the covenants or agreements herein contained for their respective benefit or waive or consent to the modification of any of the obligations of the other parties hereto. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective, must be in writing executed by the party granting such waiver or consent.

Section 10.8 No Personal Liability.

(a) No director, officer, employee or agent of either ALIVE Party or any of their respective Subsidiaries shall have any personal liability whatsoever to NEWCO under this Agreement, or any other document delivered in connection with the Amalgamation on behalf of an ALIVE Party.

(b) No director, officer, employee or agent of NEWCO shall have any personal liability whatsoever to either ALIVE Party under this Agreement, or any other document delivered in connection with the Amalgamation on behalf of NEWCO.

Section 10.9 Further Assurances.

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other parties hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

Section 10.10 Expenses.

NEWCO will pay all reasonable costs and expenses in connection with the Amalgamation including, without limitation, any reasonable legal, accounting and auditing fees, any fees or commissions of NEWCO's broker, finders or other third parties employed by either of NEWCO or ALIVE in connection with the Amalgamation and any reasonable costs relating to qualifying ALIVE for listing on the TSXV, whether or not the Amalgamation is completed or terminated (unless the Amalgamation is terminated or not completed as a result of a breach by ALIVE or any of its Subsidiaries of a material representation and warranty or the non-satisfaction by ALIVE or any of its Subsidiaries of a material condition contained in this Agreement in which case NEWCO shall have no obligation to pay any costs and expenses of ALIVE or persons employed by ALIVE).

Section 10.11 Public Announcements.

ALIVE and NEWCO agree to consult with each other prior to issuing any news releases or public statements with respect to this Agreement or the Amalgamation, and to use their respective reasonable best efforts not to issue any news releases or public statements inconsistent with the results of such consultations. Subject to applicable Laws, each party shall use its reasonable best efforts to enable the other parties to review and comment on all such news releases prior to the release thereof. ALIVE and NEWCO also agree to consult with each other in preparing and making any filings and communications in connection with Appropriate Regulatory Approvals.

Section 10.12 Governing Law; Consent to Jurisdiction.

This Agreement shall be governed by and be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as an Ontario contract. Each party hereby irrevocably attorns to the jurisdiction of the courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

Section 10.13 Entire Agreement.

This Agreement, and the other agreements and other documents referred to herein, constitute, the entire agreement between the ALIVE parties and NEWCO pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the ALIVE Parties and NEWCO with respect to the subject matter hereof, including, without limitation, the letter of intent dated December 20, 2002 as amended March 12, 2003 between ALIVE and PGM Ventures Corporation.

Section 10.14 Time of Essence.

Time is of the essence of this Agreement.

Section 10.15 Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 10.16 Counterparts.

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date hereinbefore written.

ALIVE INERNATIONAL INC.

Per: (signed) John A. Cerenzia
President

PNG PACIFIC RESOURCES INC.

Per: (signed) John A. Cerenzia
President

2034879 ONTARIO LIMITED

Per: (signed) Norman Brewster
President

SCHEDULE "A"
Form of Newco Amalgamation Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The amalgamation of 2034879 Ontario Limited ("**Newco**") and PNG Pacific Resources Inc. ("**PNG**") (the "**Amalgamation**") as provided for in and subject to the terms and conditions set forth in the amalgamation agreement (the "**Amalgamation Agreement**") dated as of February 6, 2004 among Alive International Inc. ("**Alive**"), Newco and PNG, is hereby approved and authorized, with such restrictions or conditions as may be imposed by the TSX Venture Exchange (the "**Exchange**") and with discretion to modify the terms of the transaction provided that such terms are not material at any time prior to the completion thereof, subject to the approval of the Exchange, all as more particularly described in the joint management proxy and information circular of Alive and Newco dated February 6, 2004 (the "**Circular**").

2. The Amalgamation Agreement, substantially in the form attached to the Circular as Schedule 1, be and is hereby approved and authorized.

3. Notwithstanding that this resolution has been passed (and the Amalgamation Agreement and the Amalgamation adopted) by the registered holders of common shares in the capital of Newco (the "**Newco Common Shareholders**") and the registered holders of Class A special shares of Newco (the "**Newco Class A Special Shareholders**"), the directors of Newco are hereby authorized and empowered without further notice to or approval of the Newco Common Shareholders and Newco Class A Special Shareholders (i) to amend the Amalgamation Agreement to the extent permitted by the Amalgamation Agreement, and (ii) subject to the terms and conditions of the Amalgamation Agreement, not to proceed with the Amalgamation.

4. Any director or officer of Newco be, and such director or officer of Newco hereby is, authorized, instructed and empowered, acting for, in the name of and on behalf of Newco, to do or to cause to be done all such other acts and things in the opinion of such director or officer of Newco as may be necessary or desirable in order to fulfill the intent of this resolution and the matters authorized hereby.

SCHEDULE "B"
Form of Alive Amalgamation Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The amalgamation of 2034879 Ontario Limited ("**Newco**") and PNG Pacific Resources Inc. ("**PNG**") (the "**Amalgamation**") as provided for in and subject to the terms and conditions set forth in the amalgamation agreement (the "**Amalgamation Agreement**") dated as of February 6, 2004 among Alive International Inc. ("**Alive**"), Newco and PNG, is hereby approved and authorized, with such restrictions or conditions as may be imposed by the TSX Venture Exchange (the "**Exchange**") and with discretion to modify the terms of the transaction provided that such terms are not material at any time prior to the completion thereof, subject to the approval of the Exchange, all as more particularly described in the joint management proxy and information circular of Alive and Newco dated February 6, 2004 (the "**Circular**").

2. The Amalgamation Agreement, substantially in the form attached to the Circular as Schedule 1, be and is hereby approved and authorized.

3. Notwithstanding that this resolution has been passed (and the Amalgamation Agreement and the Amalgamation adopted) by the registered holders of common shares in the capital of Alive (the "**Alive Shareholders**"), the directors of Alive are hereby authorized and empowered without further notice to or approval of the Alive Shareholders (i) to amend the Amalgamation Agreement to the extent permitted by the Amalgamation Agreement, and (ii) subject to the terms and conditions of the Amalgamation Agreement, not to proceed with the Amalgamation.

4. Any director or officer of Alive be, and such director or officer of Alive hereby is, authorized, instructed and empowered, acting for, in the name of and on behalf of Alive, to do or to cause to be done all such other acts and things in the opinion of such director or officer of Alive as may be necessary or desirable in order to fulfill the intent of this resolution and the matters authorized hereby.

SCHEDULE "C"
NEWCO Capitalization

Text intentionally deleted.

SCHEDULE "D"
NEWCO Property

Text intentionally deleted.

SCHEDULE "E"
NEWCO Contracts

Text intentionally deleted.

SCHEDULE "F"
Alive Organization

Text intentionally deleted.

SCHEDULE 2

SCHEDULE 2
FINANCIAL STATEMENTS OF ALIVE

ALIVE INTERNATIONAL INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Wasserman
Ramsay
Chartered Accountants

5160 Yonge Street, Suite 2250, Toronto, Ontario, Canada M2N 6L7
Tel. (416) 226-4041 Fax (416) 226-9062
email: wram@wassermanramsay.com

AUDITORS' REPORT

To the Shareholders of

Alive International Inc.:

We have audited the consolidated balance sheet of Alive International Inc. as at December 31, 2002, and the consolidated statements of operations, deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2001 and for the year then ended were audited by another firm of chartered accountants who expressed an opinion without reservation on them in their report dated April 3, 2002.

Wasserman Ramsay

Toronto, Ontario

April 15, 2003

Chartered Accountants

ALIVE INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEET - DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
Current:		
Cash	$ 14	$ 59,938
	$ 14	$ 59,938
LIABILITIES		
Current:		
Accounts payable and accrued liabilities	$ 48,221	$ 52,400
Net liabilities from Discontinued Operations *(Note 7)*	29,880	29,880
	78,101	82,280
SHAREHOLDERS' DEFICIENCY		
Capital stock *(Note 3)*	2,152,412	2,152,412
Deficit	(2,230,499)	(2,174,754)
	(78,087)	(22,342)
	$ 14	$ 59,938

Approved on behalf of the board:

"John Cerenzia" "Rocco Serpe"

John Cerenzia, director Rocco Serpe, director

The accompanying notes form an integral part of these consolidated financial statements

ALIVE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Sales	$ -	$ 785,960
Cost of sales	-	131,502
Gross profit	-	654,458
Operating expenses:		
Administrative	53,094	523,105
Selling	291	343,725
Financial	2,360	38,404
Amortization of capital assets	-	28,076
	55,745	933,310
Net loss for the year from operations before under-noted item	(55,745)	(278,852)
Loss on disposal of business *(Note 2)*	-	(7,137)
Net loss for the year	$ (55,745)	$ (285,989)
Loss per share - basic and diluted	$ (0.007)	$ (0.038)
Weighted average number of shares outstanding - basic and diluted	7,548,110	7,547,953

CONSOLIDATED STATEMENTS OF DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Deficit, beginning of year	$ 2,174,754	$ 1,888,765
Net loss for the year	55,745	285,989
Deficit, end of year	$ 2,230,499	$ 2,174,754

The accompanying notes form an integral part of these consolidated financial statements

ALIVE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash was provided by (used in) the following activities:		
Operating:		
Net loss for the year	$ (55,745)	$ (285,989)
Add: Items not requiring an outlay of cash:		
Amortization	-	28,076
Loss on disposal of business	-	7,137
	(55,745)	(250,776)
Decrease in inventory	-	71,902
Decrease in prepaids and sundry receivables	-	38,382
Decrease in accounts payable and accrued liabilities	(4,179)	(251,212)
	(59,924)	(391,704)
Investing:		
Purchase of capital assets	-	(4,957)
Proceeds from sale of business *(Note 2)*	-	338,445
	-	333,488
Financing:		
Issuance of common shares *(Note 3(c))*	-	17,250
Net change in cash during the year	(59,924)	(40,966)
Cash, beginning of year	59,938	100,904
Cash, end of year	$ 14	$ 59,938

The accompanying notes form an integral part of these consolidated financial statements

ALIVE INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1. **Summary of significant accounting policies:**

(a) Principles of Consolidation

The consolidated financial statements include the accounts of Alive International Inc., and its wholly-owned subsidiaries Alive International Holdings, Inc. and Optima Pharmaceuticals Inc. All significant intercompany balances and transactions have been eliminated.

(b) Foreign Currency Translation

Foreign currency amounts have been translated into Canadian dollars on the following basis: monetary assets and liabilities at the year-end rates of exchange; non-monetary assets and liabilities at historical exchange rates; revenue and expenses at average rates during the year. Translation gains or losses are reflected in the income statements.

(c) Earnings per share:

Effective January 1, 2001, the Company adopted the new recommendations of the CICA Handbook section 3500, Earning per Share ("EPS"). The revised section requires the presentation of both basic and fully diluted EPS on the face of the income statement regardless of the materiality of the difference between them. In addition, the new recommendations require the use of the treasury stock method to compute the dilutive effects of options, warrants and similar instruments as opposed to the previous method used which was the imputed earnings approach. The section also requires the disclosure of a reconciliation of the calculation of basic and fully diluted EPS. The new recommendations have had no effect on earnings per share disclosure in the current or prior years.

(d) Stock-based compensation plans:

Effective January 1, 2002, the Company adopted the recommendations of CICA Handbook Section 3870, Stock based compensation and other stock-based payments. This new standard requires that direct awards of stock and liabilities based on the price of common stock be measured at fair value at each reporting date, with the change in fair value reported in the statements of income and encourages, but does not require, the use of the fair value method for all other types of stock-based compensation plans. None of the Company's plans qualify as direct awards of stock or as plans that create liabilities based on the price of the company's stock, and as a result, the implementation of the section has no impact on the financial statements. The Company has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro-forma information for options granted after January 1, 2002. The Company has not issued any options subsequent to January 1, 2002 and therefore no further disclosure is required. The Company records no compensation expense when options are issued to employees. Any consideration paid by employees on the exercise of the options is credited to capital stock.

(e) Income taxes

The Company provides for income taxes using the asset and liability method. This approach recognizes the amount of taxes payable or refundable for the current year, as well as future income tax assets and liabilities for the future tax consequences of events recognized in the financial statements and tax returns. Future income taxes are adjusted to reflect the effects of substantively enacted changes in tax laws or tax rates.

(f) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

ALIVE INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1. Summary of significant accounting policies (Continued):

(g) Financial instruments:

The company's financial instruments recognized in the balance sheet consists of cash and current liabilities. The fair value of these financial instruments approximate their carrying value due to the short maturity or current market rate associated with these instruments.

2. Disposal of business:

Pursuant to an agreement dated May 28, 2001, the Company sold its business effective May 31, 2001 for total consideration of $338,445. The proceeds were satisfied by a note receivable of $128,996, cash consideration of $153,445 and assumption of $56,004 of liabilities.

The note receivable has been fully paid as at December 31, 2001.

The Company realized a loss on this disposition of $7,137 calculated as follows:

Total Proceeds		$ 338,445
Net Book Value of Assets Sold:		
Inventory	$ 190,867	
Capital assets	141,237	
Goodwill	1	
Other assets	13,477	
		345,582
Net Loss on disposal of business		$ (7,137)

ALIVE INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

3. Capital stock:

(a) Capital stock

Capital stock is comprised of :

	Number of Shares	2002	2001
Common shares	7,548,110	$ 1,162,412	$ 1,162,412
Special warrants	500,000	990,000	990,000
		$ 2,152,412	$ 2,152,412

The Company is authorized to issue an unlimited number of the following classes of shares:

Common shares

Preference shares, 9%, non-cumulative, participating, redeemable

(b) Common shares

	Note	Number of shares	Value
Balance December 31, 2000		7,536,610	1,145,162
Exercise of warrants	3 (c)	11,500	17,250
Balance at December 31, 2002 and 2001		7,548,110	1,162,412

On January 26, 1999 the Company established a stock option plan for its Board of Directors, officers, full-time employees, distributors and consultants of the Company and its subsidiaries.

3. Capital stock (continued):

(c) Warrants

On January 26, 1999, 526,455 common share purchase warrants were issued as part of the Company's initial public offering. Each warrant entitled the holder to purchase one common share for $1.50 at any time on or before January 31, 2001. The Company assigned no value to these warrants. During fiscal year 2000, 63,500 warrants were exercised for proceeds of $95,250. During the prior year an additional 11,500 warrants were exercised for proceeds of $17,250. At January 31, 2001, the remaining 451,455 common share purchase warrants expired unexercised.

(d) Stock options

On May 24, 2000, this stock option plan was amended to increase the aggregate number of common shares authorized for issuance under the Stock Option Plan to 3,500,000 from 1,000,000. Under the Stock Option Plan, eligible persons could, at the discretion of the Board of Directors, be granted options to acquire common shares at an exercise price to be fixed by the Board of Directors but not less than the market price of the common shares on the day immediately preceding the day on which the option was granted. Options were non-transferable except in connection with the death of the optionee and had a maximum term of ten years from the date of the grant.

As at December 31, 2002 and 2001 there are no options outstanding.

(e) Escrowed Shares

As at December 31, 2000, 2,987,201 common shares were held in escrow. During the year ended December 31, 2002, 853,486 shares were released from escrow (2001 - 853,485). The balance of shares held in escrow as at December 31, 2002 is 1,280,230 which can be released on October 22, 2003.

4. Related Party transactions:

A former director of the Company also acted as the Company's legal counsel. The Company has incurred fees totalling $35,000 (2001 - $11,000) which is included in administrative expense during the current year.

5. Income tax loss carry-forwards:

The Company has incurred tax losses of approximately $1,010,000 which may be used to reduce future taxable income. The potential benefit of these losses, have not been recognized in these financial statements.

6. Segmented information:

a) Sales by Geographic Area	2002	2001
Canada	$ -	$ 346,584
United States of America	-	439,376
	-	785,960

ALIVE INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

b) Loss (Before the loss on disposal of business) by Geographic Area

Canada	54,664	64,287
United States of America	1,081	214,565
	55,745	278,852

c) Assets by Geographic Area

Canada	14	-
United States of America	-	59,938
	14	59,938

7. **Net liabilities from discontinued operations:**

Net liabilities from discontinued operations represent amounts that are owing by an inactive subsidiary that were guaranteed by the Company.

8. **Subsequent events:**

(a) Proposed acquisitions:

On December 20, 2002 the Company signed a letter of intent with PGM Ventures Corporation ("PGM") to acquire its interest in the Simberi Gold Project located 500 kms East North East of the Papua New Guinea Mainland, through a reverse takeover transaction. The Simberi mining project currently consists of nine surface oxide gold deposits in close proximity to each other.

The Company has also signed a letter of intent to acquire Renaissance Corporation Pty. Ltd. ("Renaissance"), a privately held company, on January 9, 2003. Renaissance has its registered office in Queensland, Australia and is the beneficial owner of three mineral exploration properties known as the Zanthus, Tarrawarra and Mt. Elephant projects, located in Western Australia.

Under the terms of these agreements the Company will issue approximately 38,000,000 common shares to PGM and 16,000,000 to shareholders of Renaissance. After the transactions, PGM will hold approximately 60%, Renaissance will hold approximately 25% and shareholders of the Company will hold the remaining 12% of the outstanding shares of the Company.

Completion of these agreements is contingent upon completion of due diligence, finalizing a formal agreement, and receipts of shareholder and regulatory approval.

ALIVE INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(b) Private Placement:
On April 11, 2003 the Company closed a private placement whereby 6,703,721 common shares were sold at a price of US$0.10 per share for aggregate proceeds of US$670,372. The Company paid a finder's commission equal to 10% of the gross proceeds. The securities issued in connection with this private placement are subject to a hold period until April 10, 2004 unless the securities are distributed under an exemption from the prospectus requirements of the Securities Act (Ontario). Conditional approval from the TSX Venture Exchange in connection with the closing of the private placement has been obtained by the Company.

FORM 51-901F (FORMERLY FORM 61)

QUARTERLY REPORT

INCORPORATED AS PART OF	***Schedules A, B and C***

ISSUER DETAILS

NAME OF ISSUER	***Alive International Inc.***
ISSUER ADDRESS	*Suite 800, 366 Bay Street, Toronto, Ont., Can., M5H 4B2*
ISSUER PHONE NUMBER	*416-304-1932*
ISSUER FAX NUMBER	*416-304-0240*
WEBSITE ADDRESS	n/a
CONTACT E-MAIL ADDRESS	*albaum_law@hotmail.com*
CONTACT PERSON	*Lorne H. Albaum*
CONTACT'S POSITION	*Counsel*
CONTACT PHONE NUMBER	*416-304-1932*
FOR QUARTER ENDED	***December 31, 2002***
DATE OF REPORT	*May 19, 2003*

CERTIFICATE

SCHEDULES A, B AND C REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED, AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

John Cerenzia	*"John Cerenzia"*	*May 19, 2003*
NAME OF DIRECTOR	SIGNED	DATE SIGNED
Rocco Serpe	*"Rocco Serpe"*	*May 19, 2003*
NAME OF DIRECTOR	SIGNED	DATE SIGNED

BC FORM 51-901F

QUARTERLY REPORT

SCHEDULE B – SUPPLEMENTARY INFORMATION

ALIVE INTERNATIONAL INC.

PART II FOR THE YEAR ENDED DECEMBER 31, 2002

1. **For the current fiscal year-to-date:**

Breakdown of amounts presented in the financial statements for the following: expenses and any other material expenses reported in the income statement and any other material costs presented in the balance sheet.

As disclosed separately in Schedule A – Financial Statements.

2. **For the current fiscal year-to-date**

There were no related party transactions during the period.

3. **For the current fiscal year-to-date:**

(a)Summary of securities issued during the period:

No securities were issued during the period.

(b) Summary of options granted during the period: Nil

4. **As at December 31, 2002**

(a) Summary of share capital:

Authorized Unlimited number of common shares
Unlimited number of 9% non-cumulative, participating, redeemable preference shares

(c) Issued and outstanding

	Number	$
Issued	7,548,110	1,162,412
Special Warrants	500,000	990,000

(b) Summary of options, warrants and convertible securities outstanding: Nil

(c) Total number of shares in escrow or subject to a pooling agreement;

Escrow shares 1,280,230

5. As at the date of this report, the directors and officers of the company are as follows:

John A. Cerenzia,	President & Director
Rocco Serpe,	Secretary & Director
David Lubotta,	Director

BC FORM 51-901F

QUARTERLY REPORT

SCHEDULE C – MANAGEMENT DISCUSSION AND ANALYSIS

ALIVE INTERNATIONAL INC.

PART III FOR THE YEAR ENDED DECEMBER 31, 2002

(i)Description of Business

At December 31, 2002, the Company has no substantive operations. Subsequent to the company's year end, the Company announced a series of transactions. See "Subsequent Events".

(ii)Operations and Financial Condition

The Company reports a loss of $55,745 and cash outflows from operations of $59,924 for the year ended December 31, 2002 compared with a loss of $283,989 and cash outflows from operations of $391,704 for the same period in the previous year.

During the period ended December 31, 2002, no material contracts or commitments were entered into, the Company was without legal proceedings, contingent liabilities, default under debt or other contingent obligations, no management changes were made.

(iii)Subsequent Events

On January 15, 2003, the Company announced that it has entered into an arm's length Letter of Intent with PGM Ventures Corporation (TSX Venture – YPG) ("PGM") to acquire its interest in the Simberi Gold Project located 500 kms ENE of the Papua New Guinea mainland and 75kms NW of Rio Tinto's 650,000 oz/year Lihir gold mine, through a reverse takeover transaction.

The proposed transaction is part of Alive's corporate strategy to improve the company's access to capital markets and better position the company for long term growth

The Simberi mining project currently consists of nine surface oxide gold deposits in close proximity to each other, each of which are underlain by much higher grade refractory sulfide deposits. Management of PGM believes that: (i) there is good potential for expanding the surface oxide resources and (ii) refractory sulfide ore and/or concentrates could be barged to the nearby Lihir gold facility for processing.

Alive also announced that is has signed a letter of intent to acquire Renaissance Corporation Pty. Ltd. ("Renaissance"), a privately held company.

Renaissance has its registered office in Queensland, Australia. Renaissance the beneficial owner of three mineral exploration properties, known as the Zanthus, Tarrawarra and Mt. Elephant projects, located in Western Australia

The Zanthus project is located in the Dundas Mineral Field in the southeastern part of Western Australia, while the Tarrawarra and Mt. Elephant projects are located in the Ashburton Mineral Field in the northwestern part of the State. The Zanthus project comprises one Exploration Licence within which previous exploration has been successful in identifying a substantial deposit of lignite (i.e. coal).

The Tarrawarra project comprises two non-contiguous Exploration Licences which are considered prospective to host epithermal silver, Irish Style lead zinc, SEDEX, MVT and Carlin type mineralisation. Previous exploration on the project has been successful in identifying zones containing anomalous silver and base mineralisation. Mineralisation identified to date is associated with sub-gossanous and/or manganiferous surface material, the distribution of which parallels the Giralia Fault which is a major extensional growth fault. The Mt. Elephant project comprises two contiguous Exploration Licences that are considered prospective to host gold and base metal mineralisation. Previous exploration on the project area has been successful in locating mineralisation at the Mt. Elephant gossan, and the Green Elephant and East Elephant prospects. The Mt. Elephant gossan crops out as linear ridge 500 metres long and up to 15 metres wide. Rock chip sampling of the gossan has returned results including 29 g/t gold and +10% copper. At the Green Elephant and East Elephant prospects, soil and rock chip sampling have returned results of 848 ppb gold and 4.58% copper.

Under the terms of the proposed transactions, Alive has agreed to issue approximately 38,000,000 common shares to PGM and 16,000,000 to the shareholders of Renaissance. Under the proposed terms of the transactions, PGM will hold approximately 60% of the outstanding shares of Alive, the shareholders of Renaissance will hold approximately 25% of the shares in Alive and the shareholders of Alive will hold the remaining 12%.

The other terms of the proposed transaction, which is not conditional upon financing to be raised, include: (i) authorizing the change of name of Alive; (ii) the continuance of Alive under the laws of the Yukon Territory; (iii) satisfactory due diligence; and (iv) no material adverse change (financial or otherwise) in the business and affairs of Alive and Renaissance.

(iv) Financings, Principal Purposes and Milestones

The Company did not undertake any financings during the period of this report.

(v) Liquidity and Solvency

The Company has a working capital deficiency of $78,087 for the year ended December 31, 2003 compared with a working capital deficiency of $22,342 for the period ended December 31, 2002. The financial statements have been prepared in accordance with Canadian GAAP on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business.

Investor Relations — There were no investor relations arrangements or contracts entered into by the company during the period.

ALIVE INTERNATIONAL INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

The accompanying notes form an integral part of these financial statements

Auditors' Report

To the Shareholders of
Alive International Inc.

We have audited the consolidated balance sheets of Alive International Inc. as at December 31, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada
April 3, 2002

"Beallor & Partners LLP"
Chartered Accountants

The accompanying notes form an integral part of these financial statements

ALIVE INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2001 AND 2000

	2001 $	2000 $
ASSETS		
CURRENT		
Cash And Short Term Deposits	59,938	**100,904**
Inventory	-	**262,769**
Prepaid Expenses and Sundry Receivables	-	**51,859**
TOTAL CURRENT ASSETS	59,938	**415,532**
PROPERTY AND EQUIPMENT **(Note 3)**	-	**164,356**
GOODWILL **(Note 4)**	-	**1**
TOTAL ASSETS	59,938	**579,889**
LIABILITIES		
CURRENT		
Accounts Payable and Accrued Liabilities	52,400	**303,612**
Net Liabilities from Discontinued Operations **(Note 10)**	29,880	**29,880**
TOTAL LIABILITIES	82,280	**333,492**
SHAREHOLDERS' EQUITY (DEFICIENCY)		
CAPITAL STOCK **(Note 5)**	2,152,412	**2,135,162**
DEFICIT	(2,174,754)	**(1,888,765)**
	(22,342)	**246,397**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)	59,938	**579,889**

See accompanying notes.

Approved by the Board: Director "Charles Kutner" Director "Rocco Serpe"

The accompanying notes form an integral part of these financial statements

The accompanying notes form an integral part of these financial statements

ALIVE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001 $	2000 $
SALES	785,960	2,337,818
COST OF SALES	131,502	406,865
GROSS PROFIT	654,458	1,930,953
EXPENSES		
Administrative	523,105	1,183,493
Selling	343,725	928,413
Financial	38,404	81,756
Amortization of Property and Equipment	28,076	43,160
Amortization of Goodwill	-	891,904
	933,310	3,128,726
LOSS BEFORE THE FOLLOWING	(278,852)	(1,197,773)
Loss on Disposal of Business **(Note 2)**	7,137	-
NET LOSS	(285,989)	(1,197,773)
DEFICIT - Beginning of Year	(1,888,765)	(690,992)
DEFICIT - **End of Year**	(2,174,754)	(1,888,765)
BASIC LOSS PER SHARE	(0.04)	(0.16)

See accompanying notes.

The accompanying notes form an integral part of these financial statements

ALIVE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001 $	2000 $
OPERATIONS		
Net Loss	(285,989)	**(1,197,773)**
Items not Involving Cash:		
Amortization of Property and Equipment	28,076	**43,160**
Amortization of Goodwill	-	**891,904**
Loss on Disposal of Business	7,137	**-**
	(250,776)	**(262,709)**
Decrease (Increase) in Inventory	71,902	**(154,762)**
Decrease (Increase) in Prepaid Expenses and Sundry Receivables	38,382	**(20,997)**
Increase (Decrease) in Accounts Payable and Accrued Liabilities	(251,212)	**123,590**
Decrease in Deferred Revenue	-	**(28,844)**
CASH EXPENDED ON CONTINUING OPERATIONS	(391,704)	**(343,722)**
FINANCING ACTIVITIES		
Issuance of Common Shares	17,250	**146,150**
Issuance of Special Warrants	-	**990,000**
CASH DERIVED FROM FINANCING ACTIVITIES	17,250	**1,136,150**
INVESTING ACTIVITIES		
Purchase of Property and Equipment - Net	(4,957)	**(149,373)**
Proceeds on Sale of Business	338,445	**-**
Acquisition of Goodwill	-	**(861,588)**
Decrease in Other Assets	-	**3,557**
CASH DERIVED FROM (EXPENDED ON) INVESTING ACTIVITIES	333,488	**(1,007,404)**
CASH EXPENDED ON CONTINUING OPERATIONS	(40,966)	**(214,976)**
CASH DERIVED FROM DISCONTINUED OPERATIONS (note 10)	-	**167,621**
DECREASE IN CASH	(40,966)	**(47,355)**
CASH - Beginning of Year	100,904	**148,259**

The accompanying notes form an integral part of these financial statements

CASH - End of Year	59,938	100,904

CASH IS COMPRISED OF CASH AND SHORT-TERM DEPOSITS.

See accompanying notes.

The accompanying notes form an integral part of these financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Principles of Consolidation

The consolidated financial statements include the accounts of Alive International Inc., and its wholly-owned subsidiaries Alive International Holdings, Inc. and Optima Pharmaceuticals Inc. All significant intercompany balances and transactions have been eliminated.

b) Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined principally on a first-in, first-out basis. Net realizable value is the selling price of the product less provision for normal selling costs.

c) Amortization

Property and equipment are stated at historical cost. Amortization is charged to earnings over the estimated useful life of the asset on the following basis:

Furniture, Fixtures and Equipment	-	Straight-line over five years
Computer Equipment	-	Straight-line over four years
Computer Software	-	Straight-line over three years
Leasehold Improvements	-	Straight-line over the terms of the respective leases

d) Goodwill

Goodwill comprises the unamortized balance of the excess of the cost over the fair value of the identifiable net assets of Alive International Holdings Inc. and Ideal Solutions International at their respective dates of acquisition. These balances are amortized on a straight line basis over periods of 5 years and 20 years respectively. The Company assesses impairment of goodwill by determining whether the unamortized balance can be recovered through undisputed future operating cash flows of the acquired operations over their remaining lives.

e) Foreign Currency Translation

Foreign currency amounts have been translated into Canadian dollars on the following basis: monetary assets and liabilities at the year-end rates of exchange; non-monetary assets and liabilities at historical

exchange rates; revenue and expenses at average exchange rates during the year. Translation gains or losses are reflected in the income statements.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

f) Revenue Recognition

Revenue is recognized when the significant risks and rewards of ownership of the goods sold have been transferred to the advisor. The culmination of the earnings process occurs when goods are shipped to the advisor.

g) **Commission Expenses**

Commissions paid to advisors are calculated based on the value of product sales of the advisor's business income centres and are expensed in the accounts of the company when the goods are shipped to the advisor.

h) **Income Taxes**

The Company provides for income taxes using the asset and liability method. This approach recognizes the amount of taxes payable or refundable for the current year, as well as future income tax assets and liabilities for the future tax consequences of events recognized in the financial statements and tax returns. Future income taxes are adjusted to reflect the effects of substantively enacted changes in tax laws or tax rates.

i) **Comparative Figures**

The comparative figures have been reclassified, where necessary, to conform with the presentation adopted for 2001.

2. DISPOSAL OF BUSINESS

Pursuant to an agreement dated May 18, 2001, the Company sold its business effective May 31, 2001 for total consideration of $338,445. The proceeds were satisfied by a note receivable of $128,996, cash consideration of $153,445 and the assumption of $56,004 of liabilities.

The note receivable has been fully paid as at December 31, 2001.

The Company realized a loss on this disposition of $7,137, calculated as follows:

Total Proceeds		$ 338,445
Net Book Value of Assets Sold:		
Inventory	$190,867	
Property and Equipment	141,237	
Goodwill	1	
Other Assets	13,477	345,582
Net Loss on Disposal of Business		$ 7,137

3. PROPERTY AND EQUIPMENT

	2001 $	**2000** **$**
Furniture, Fixtures and Equipment	-	**34,590**
Computer Equipment	-	**33,965**
Computer Software	-	**94,056**
Leasehold Improvements	-	**1,745**
	-	**164,356**

4. GOODWILL

	2001 $	2000 $
Cost		
Alive International Inc.	-	**50,527**
Ideal Solution International	-	**861,588**
	-	**912,115**
Accumulated Amortization	-	**912,114**
Net	-	**1**

On July 25, 2000, the Company acquired specific assets of Ideal Solutions International. The assets included inventory, property and equipment, contracts, intangible and intellectual property. In connection with the acquisition, the Company issued 500,000 Special Warrants valued by the directors at $2 per Special Warrant. Each Special Warrant is exercisable into one common share of the Company. As at December 31, 2001, no Special Warrants had been exercised.

Details of the calculation of goodwill are as follows:

Total Considerations		
Warrants	$ 1,000,000	
Professional Fees	10,235	$ 1,010,235
Identifiable Assets Acquired		
Inventory	81,747	
Capital Assets	66,900	148,647
Goodwill		$ 861,588

Pursuant to the accounting policy described in Note 1(d), the Company determined that all goodwill at December 31, 2000 should be written down to $1.

As described in Note 2, during the year the Company sold its business, including goodwill.

5. CAPITAL STOCK

a) Capital Stock

Capital stock is comprised of:

	Number of Shares	2001 $	2000 $
Common Shares	7,548,110	1,162,412	**1,145,162**
Special Warrants	500,000	990,000	**990,000**
		2,152,412	**2,135,162**

The Company is authorized to issue an unlimited number of the following classes of shares:

Preference shares, 9%, non-cumulative, participating, redeemable
Common shares

b) Common Shares

	Note	Number of Shares	$
Balance December 31, 1999		7,373,410	999,012
Exercise of Broker Compensation Warrants	5 c)	35,100	17,550
Exercise of Warrants	5 d)	63,500	95,250
Exercise of Options	5 e)	2,100	2,100
Exercise of Options Pursuant to the Investor Relations Agreement	5 f)	62,500	31,250
Balance - December 31, 2000		7,536,610	1,145,16
Exercise of Warrants	5 d)	11,500	17,250
Balance - December 31, 2001		7,548,110	1,162,412

c) Broker Compensation Warrants

On August 31, 1998 35,100 specifically designated broker compensation warrants were issued and were exercisable by the Company's underwriting agents. Each broker compensation warrant entitled the holder to acquire one common share at $0.50 at any time prior to August 31, 2000. All Broker Compensation Warrants were exercised during the year ended December 31, 2000.

d) **Warrants**

On January 26, 1999, 526,455 common share purchase warrants were issued as part of the Company's initial public offering. Each warrant entitled the holder to purchase one common share for $1.50 at any time on or before January 31, 2001. The Company assigned no value to these warrants. During the previous year, 63,500 warrants were exercised for proceeds of $95,250. During the current year an additional 11,500 warrants were exercised for proceeds of $17,250. At January 31, 2001, the remaining 451,455 common shares purchase warrants expired unexercised.

e) **Stock Options**

On January 26, 1999 the Company established a stock option plan for its Board of Directors and the officers, full-time employees, distributors and consultants of the Company and its subsidiaries.

On May 24, 2000, this stock option plan was amended to increase the aggregate number of common shares authorized for issuance under the Stock Option Plan to 3,500,000 from 1,000,000. Under the Stock Option Plan, eligible persons could, at the discretion of the Board of Directors, be granted options to acquire common shares at an exercise price to be fixed by the Board of Directors but not less than the market price of the common shares on the day immediately preceding the day on which the option was granted. Options were non-transferable except in connection with the death of the optionee and had a maximum term of ten years from the date of the grant.

During the year ended December 31, 2000, 2,100 options were exercised for total proceeds of $2,100.

On April 24, 2000, the Company entered into an agreement with a marketing and investor relations firm to provide specified services to the Company. The agreement was for a term of two years expiring April 23, 2002. As part of the compensation under the agreement, the Company granted this firm 500,000 options exercisable at a price of $.50 per share.

During the year ended December 31, 2000, 62,500 options were exercised for total proceeds to the Company of $31,250.

During the year ended December 31, 2001, the Company terminated this agreement without any additional costs. As a result, the unexercised options expired.

All other options have expired or been cancelled and consequently there are no options outstanding at December 31, 2001.

f) **Escrowed Shares**

As at December 31, 1999, 3,840,687 common shares where held in escrow. During the year ended December 31, 2001, 853,485 shares were released from escrow (2000 - 853,486 shares). The balance of shares held in escrow at December 31, 2001 is 2,133,716. The remaining escrowed shares can be released as follows:

Date of Release	Number of Common Shares
October 22, 2002	853,486
October 22, 2003	1,280,230

6. INCOME TAXES

The computation of the provision for income taxes, which requires adjustment to earnings before income taxes for timing differences, is as follows:

	2001 $	2000 $
Net Loss	(285,989)	**(1,197,773)**
Goodwill Amortization not Deductible for Tax Purposes	-	**891,904**
Write-off of Capital Stock Issue Costs for Tax Purposes	(21,000)	**(21,000)**
Foreign Currency Translation Loss	87,000	-
Net Loss for Tax Purposes	(219,989)	**(326,869)**
Provision for Income Taxes	-	-

Future income tax assets would consist of the following temporary timing differences:

	2001 $
Loss on Investments	400,000
Loss Carry-Forwards	440,000
	840,000

As a result of the sale of assets described in Note 2, the Company has not demonstrated that it is more likely than not to realize the benefits of these future income tax assets and accordingly, they have not been reflected as assets in these financial statements.

At December 31, 2001, the Company has approximately $960,000 in non-capital losses available to offset future taxable income. These losses expire $80,000 up to 2008 and $880,000 up to 2016.

7. BASIC LOSS PER SHARE

Loss per share is determined by dividing the net loss for the year by the weighted average number of shares outstanding during the year (7,547,953 shares in 2001 and 7,428,955 shares in 2000).

Fully diluted loss per share is not disclosed as the effect of exercise of the outstanding options would be anti-dilutive.

8. RELATED PARTY TRANSACTIONS

A former director of the Company also acted as the Company's legal counsel. The Company has incurred fees totalling $11,000 during the current year (2000 - $25,000).

The accompanying notes form an integral part of these financial statements

9. **SEGMENTED INFORMATION**

	2001 $	2000 $
a) Sales by Geographic Area		
Canada	346,584	**979,446**
United States of America	439,376	**1,358,372**
	785,960	**2,337,818**
b) Loss (Before the Loss on Disposal of Business) by Geographic Area		
Canada	64,287	**(33,426)**
United States of America	214,565	**(1,164,347)**
	278,852	**(1,197,773)**
c) Assets by Geographic Area		
Canada	-	**185,003**
United States of America	59,938	**394,886**
	59,938	**579,889**

10. **DISCONTINUED OPERATIONS**

On February 15, 1999, the Company acquired a 90% interest in Optima Pharmaceuticals Inc. ("Optima"). Optima manufactured products for sale to the Company. In December 1999, the Company wound down the operations of Optima and commenced the orderly realization of its net assets. During 2000, Optima had no activities other than the realization of net assets. In December 2000, the Company purchased the remaining 10% interest in Optima for $10. At year end, this subsidiary was without assets. Its liabilities are limited to amounts owing to the Company and certain liabilities. Net liabilities from discontinued operations represent amount that are owing by Optima that were guaranteed by the Company.

	2001 $	2000 $
CASH FLOWS FROM DISCONTINUED OPERATIONS		
Decrease in Working Capital Balances	-	**49,681**
INVESTING ACTIVITIES		
Sale of Property and Equipment	-	**117,940**
CASH DERIVED FROM DISCONTINUED OPERATIONS	-	**167,621**

The accompanying notes form an integral part of these financial statements

Form 51-901F (formerly Form 61)

Quarterly Report

Incorporated as part of: *Schedules A, B and C*

Issuer Details

Name of Issuer	***Alive International Inc.***
Issuer Address	*244 Galaxy Blvd., Toronto, Ont., Can., M9W 5R8*
Issuer Phone Number	*416-674-0470*
Issuer Fax Number	*416-674-0471*
Website Address	n/a
Contact E-mail Address	*albaum_law@hotmail.com*
Contact Person	*Lorne H. Albaum*
Contact's Position	*Counsel*
Contact Phone Number	*416-304-1932*
For Quarter Ended	***December 31, 2001***
Date of Report	*May 14, 2002*

Certificate

Schedules A, B and C required to complete this report are attached, and the disclosure contained therein has been approved by the Board of Directors. A copy of this report will be provided to any shareholder who requests it.

Charles Kutner	*"Charles Kutner"*	*May 14, 2002*
Name of Director	Signed	Date Signed
Rocco Serpe	*"Rocco Serpe"*	*May 14, 2002*
Name of Director	Signed	Date Signed

The accompanying notes form an integral part of these financial statements

BC FORM 51-901F

QUARTERLY REPORT

SCHEDULE B—SUPPLEMENTARY INFORMATION

ALIVE INTERNATIONAL INC.

PART IV FOR THE YEAR ENDED DECEMBER 31, 2001

1. For the current fiscal year-to-date:

Breakdown of amounts presented in the financial statements for the following: expenses and any other material expenses reported in the income statement and any other material costs presented in the balance sheet.

As disclosed separately in Schedule A—Financial Statements.

2. For the current fiscal year-to-date

There were no related party transactions during the period.

3. For the current fiscal year-to-date:

(b)Summary of securities issued during the period:

During the period 11,500 common shares were issued in connection with the exercise of common share purchase warrants at a price of $1.50 per share.

(b) Summary of options granted during the period: Nil

4. As at December 31, 2001

(a) Summary of share capital:

Authorized Unlimited number of common shares
Unlimited number of 9% non-cumulative, participating, redeemable preference shares

The accompanying notes form an integral part of these financial statements

(d) Issued and outstanding

	Number	$
Issued	7,548,110	1,162,412
Special Warrants	500,000	990,000

(b) Summary of options, warrants and convertible securities outstanding: Nil

(c) Total number of shares in escrow or subject to a pooling agreement;

Escrow shares	2,133,716

5. As at the date of this report, the directors and officers of the company are as follows:

Charles Kutner,	President, Secretary & Director
Rocco Serpe,	Director
Pepe Appugliese,	Director

BC FORM 51-901F

QUARTERLY REPORT

SCHEDULE C – MANAGEMENT DISCUSSION AND ANALYSIS

ALIVE INTERNATIONAL INC.

PART V FOR THE YEAR ENDED DECEMBER 31, 2001

(i)Description of Business

At December 31, 2001, the Company has no substantive operations. The directors have been in discussion regarding a potential acquisition, and in addition, continue to review and examine various proposals and projects for the Company as well as conducting their due diligence in respect of the same. Shareholders will be advised if and when any progress or decisions are reached.

(ii)Operations and Financial Condition

The Company reports a loss of $285,989 and cash outflows from operations of $391,704 for the year ended December 31, 2001 compared with a loss of $1,197,773 and cash outflows from operations of $343,722 for the same period in the previous year.

During the period ended December 31, 2001, the Company completed the sale of substantially all of its assets for total consideration of $338,445.

During the period ended December 31, 2001, no material contracts or commitments were entered into, the Company was without legal proceedings, contingent liabilities, default under debt or other contingent obligations, no management changes were made. At the special meeting of shareholders held on July 9, 2001, the shareholders approved the sale of substantially all the assets of the Company.

(iii)Subsequent Events

Except for the resignations of Robert Kutner and Joel Flatt as directors of the Company and the appointment of Rocco Serpe and Pepe Appugliese to fill these vacancies, no significant events or transactions have occurred during the time from the date of the financial statements up to the date of this report.

~~(iv) Financings, Principal Purposes and Milestones~~

~~The Company did not undertake any financings during the period of this report.~~

~~(v) Liquidity and Solvency~~

~~The Company has a working capital deficiency of $22,342 for the year ended December 31, 2001 compared with positive working capital of $82,040 for the period ended December 31, 2000. The financial statements have been prepared in accordance with Canadian GAAP on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business.~~

~~Investor Relations – There were no investor relations arrangements or contracts entered into by the company during the period.~~

The accompanying notes form an integral part of these financial statements

ALIVE INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEET – MARCH 31, 2003
(Comparative figures are for the year ended December 31, 2002)
UNAUDITED – SEE NOTICE TO READER

	2003	2002
ASSETS		
Current:		
Cash	$ 14	$ 14
Cash held in trust - private placement *[Note 6(b)]*	1,062,626	
	1,062,640	14
	$ 1,062,640	$ 14
LIABILITIES		
Current:		
Accounts payable and accrued liabilities	$ 58,937	$ 48,221
Net liabilities from Discontinued Operations *(Note 5)*	29,880	29,880
Deferred liability - private placement *[Note 6 (b)]*	1,062,626	
	1,151,443	78,101
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Capital stock *(Note 2)*	2,152,412	2,152,412
Deficit	(2,241,215)	(2,230,499)
	(88,803)	(78,087)
	$ 1,062,640	$ 14

NOTICE TO READER

We have compiled the accompanying consolidated interim financial statements of Alive International Inc. consisting of the interim consolidated balance sheet at March 31, 2003 and the interim consolidated statements of operations, deficit and cash flows for the three months then ended based on information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of this information. Readers are cautioned that these interim consolidated financial statements may not be appropriate for their purposes.

Toronto, Ontario — Wasserman Ramsay
May 13, 2003 — Chartered Accountants

Approved on behalf of the board:

"John Cerenzia" — "Rocco Serpe"
John Cerenzia, director — Rocco Serpe, director

The accompanying notes form an integral part of these financial statements

ALIVE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THREE MONTH PERIOD ENDED MARCH 31, 2003
(Comparative figures are for the three month period ended March 31, 2002)

UNAUDITED SEE NOTICE TO READER

	March 31, 2003	March 31, 2002
Operating expenses:		
Administrative	10,086	7,797
Financial	630	1,656
	10,716	9,453
Net loss for the period	$ (10,716)	$ (9,453)
Loss per share	$ (0.001)	$ (0.001)

CONSOLIDATED STATEMENTS OF DEFICIT

FOR THREE MONTH PERIOD ENDED MARCH 31, 2003

(Comparative figures are for the three month period ended March 31, 2002)

	March 31, 2003	March 31, 2002
Deficit, beginning of period	$ 2,230,499	$ 2,174,754
Net loss for the period	10,716	9,453
Deficit, end of period	$ 2,241,215	$ 2,184,207

The accompanying notes form an integral part of these financial statements

ALIVE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THREE MONTH PERIOD ENDED MARCH 31, 2003
(Comparative figures are for the three month period ended March 31, 2002)

UNAUDITED-SEE NOTICE TO READER

	March 31, 2003	March 31, 2002
Cash was provided by (used in) the following activities:		
Operating:		
Net loss for the period	$ (10,716)	$ (9,453)
Net change in non-cash working capital items:		
Increase (decrease) in accounts payable and accrued liabilities	10,716	(45,339)
Cash expended on continuing operations		(54,792)
Financing:		
Cash received in advance of closing of private placement	1,062,626	
	1,062,626	
Net change in cash during the period	1,062,626	(54,792)
Cash, beginning of period	14	59,938
Cash, end of period	$ 1,062,640	$ 5,146

The accompanying notes form an integral part of these financial statements

ALIVE INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THREE MONTH PERIOD ENDED MARCH 31, 2003

UNAUDITED - SEE NOTICE TO READER

1. Summary of significant accounting policies

The interim financial statements as at March 31, 2003 follow the same accounting policies and methods of their application as the most recently completed annual financial statements dated December 31, 2002. These interim financial statements should be read in conjunction with the year end financial statements.

2. Capital stock

(a) Capital stock:

Capital stock is comprised of :

	Number of Shares	March 31, 2003	Dec 31, 2002
Common shares	7,548,110	$ 1,162,412	$ 1,162,412
Special warrants	500,000	990,000	990,000
		$ 2,152,412	$ 2,152,412

The Company is authorised to issue an unlimited number of the following classes of shares:

Common shares

Preference shares, 9%, non-cumulative, participating, redeemable

(b) Stock options:

On January 26, 1999 the Company established a stock option plan for its Board of Directors, officers, full-time employees, distributors and consultants of the Company and its subsidiaries.

On May 24, 2000, this stock option plan was amended to increase the aggregate number of common shares authorized for issuance under the Stock Option Plan to 3,500,000 from 1,000,000. Under the Stock Option Plan, eligible persons could, at the discretion of the Board of Directors, be granted options to acquire common shares at an exercise price to be fixed by the Board of Directors but not less than the market price of the common shares on the day immediately preceding the day on which the option was granted. Options were non-transferable except in connection with the death of the optionee and had a maximum term of ten years from the date of the grant.

As at March 31, 2003 and December 31, 2002 there are no options outstanding.

ALIVE INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THREE MONTH PERIOD ENDED MARCH 31, 2003

UNAUDITED - SEE NOTICE TO READER

(c) Escrowed Shares:

As at December 31, 2000, 2,987,201 common shares were held in escrow. During the year ended December 31, 2002, 853,486 shares were released from escrow (2001 - 853,485). The balance of shares held in escrow as at December 31, 2002 is 1,280,230 which can be release on October 22, 2003.

3. Related Party transactions

A former director of the Company also acted as the Company's legal counsel. The Company has incurred fees totaling $2,800 which is included in administrative expense during the current period.

4. Income tax loss carryforwards

The Company has incurred tax losses of approximately $1,010,000 which may be used to reduce future taxable income. The potential benefit of these losses, have not been recognized in these financial statements.

5. Discontinued Operations

Net liabilities from discontinued operations represent amounts that are owing by an inactive subsidiary that were guaranteed by the Company.

6. Subsequent events

(a) Proposed acquisitions:

On December 20, 2002 the Company signed a letter of intent with PGM Ventures Corporation ("PGM") to acquire its interest in the Simberi Gold Project located 500 kms East North East of the Papua New Guinea Mainland, through a reverse takeover transaction. The Simberi mining project currently consists of nine surface oxide gold deposits in close proximity to each other.

The Company had also signed a letter of intent to acquire Renaissance Corporation Pty. Ltd. ("Renaissance"), a privately held company, on January 9, 2003. Renaissance has its registered office in Queensland, Australia and is the beneficial owner of three mineral exploration properties known as the Zanthus, Tarrawarra and Mt. Elephant projects, located in Western Australia.

Under the terms of the agreements the Company will issue approximately 38,000,000 common shares to PGM and 16,000,000 to shareholders of Renaissance. After the transactions, PGM will hold approximately 60%, Renaissance will hold approximately 25% and shareholders of the Company will hold the remaining 12% of the outstanding shares of the Company.

Completion of these agreements is contingent upon completion of due diligence, finalizing a formal agreement, and receipts of shareholder and regulatory approval.

ALIVE INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THREE MONTH PERIOD ENDED MARCH 31, 2003

UNAUDITED - SEE NOTICE TO READER

(b) Private Placement:

On April 11, 2003, the Company closed a private placement whereby 8,333,721 common shares were sold at a price of US$0.10 per share for aggregate proceeds of US$833,372.10. The Company also paid a finder's commission equal to 10% on the gross proceeds. The securities issued in connection with this private placement are subject to a hold period until April 10, 2004 unless the securities are distributed under an exemption from the prospectus requirements of the Securities Act (Ontario). Conditional approval from the TSX Venture Exchange in connection with the closing of the private placement has been obtained by the Company.

FORM 51-901F (FORMERLY FORM 61)

QUARTERLY REPORT

INCORPORATED AS PART OF **Schedules A, B and C**

ISSUER DETAILS

NAME OF ISSUER	***Alive International Inc.***
ISSUER ADDRESS	*366 Bay Street, Suite 800*
	Toronto, Ont., Can., M5H 4B2
ISSUER PHONE NUMBER	*416-304-1932*
ISSUER FAX NUMBER	*416-304-0240*
WEBSITE ADDRESS	n/a
CONTACT E-MAIL ADDRESS	*albaum_law@hotmail.com*
CONTACT PERSON	*Lorne H. Albaum*
CONTACT'S POSITION	*Counsel*
CONTACT PHONE NUMBER	*416-304-1932*
FOR QUARTER ENDED	***March 31, 2003***
DATE OF REPORT	*May 29, 2003*

CERTIFICATE

SCHEDULES A, B AND C REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED, AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

John Cerenzia	*"John Cerenzia"*	*May 29, 2003*
NAME OF DIRECTOR	SIGNED	DATE SIGNED
Rocco Serpe	*"Rocco Serpe"*	*May 29, 2003*
NAME OF DIRECTOR	SIGNED	DATE SIGNED

BC FORM 51-901F

QUARTERLY REPORT

SCHEDULE B – SUPPLEMENTARY INFORMATION

ALIVE INTERNATIONAL INC.

PART V FOR THE THREE MONTHS ENDED MARCH 31, 2003

1. For the current fiscal year-to-date:

Breakdown of amounts presented in the financial statements for the following: expenses and any other material expenses reported in the income statement and any other material costs presented in the balance sheet.

As disclosed separately in Schedule A – Financial Statements.

2. For the current fiscal year-to-date

There were no related party transactions during the period.

3. For the current fiscal year-to-date:

(c)Summary of securities issued during the period: Nil

(b) Summary of options granted during the period: Nil

4. As at March 31, 2003

(a) Summary of share capital:

Authorized Unlimited number of common shares
Unlimited number of 9% non-cumulative, participating, redeemable preference shares

Issued and outstanding	Number	$
Issued	7,548,110	1,162,412
Special Warrants	500,000	990,000

(b) Summary of options, warrants and convertible securities outstanding: Nil

(c) Total number of shares in escrow or subject to a pooling agreement;

Escrow shares	1,280,230

5. As at the date of this report, the directors and officers of the company are as follows:

John Cerenzia,	President, Secretary & Director
Rocco Serpe,	Director
David Lubotta,	Director

BC FORM 51-901F

QUARTERLY REPORT

SCHEDULE C – MANAGEMENT DISCUSSION AND ANALYSIS

ALIVE INTERNATIONAL INC.

PART VIIFOR THE THREE MONTHS ENDED MARCH 31, 2003

(i) Description of Business

At March 31, 2003, the Company has no substantive operations.

(ii) Operations and Financial Condition

The Company reports a loss of $10,716 and cash outflows from operations of $1,062,626 for the three months ended March 31, 2003 compared with a loss of $9,453 and cash outflows from operations of $54,792 for the same period in the previous year.

On December 20, 2002 the Company signed a letter of intent with PGM Ventures Corporation ("PGM") to acquire its interest in the Simberi Gold Project located 500 kms East North East of the Papua New Guinea Mainland, through a reverse takeover transaction. The Simberi mining project currently consists of nine surface oxide gold deposits in close proximity to each other.

The Company had also signed a letter of intent to acquire Renaissance Corporation Pty. Ltd. ("Renaissance"), a privately held company, on January 9, 2003. Renaissance has its registered office in Queensland, Australia and is the beneficial owner of three mineral exploration properties known as the Zanthus, Tarrawarra and Mt. Elephant projects, located in Western Australia.

Under the terms of the agreements, the Company will issue approximately 38,000,000 common shares to PGM and 16,000,000 to shareholders of Renaissance. After the transactions, PGM will hold approximately 60%, Renaissance will hold approximately 25% and shareholders of the Company will hold the remaining 12% of the outstanding shares of the Company.

Completion of these agreements is contingent upon completion of due diligence, finalizing a formal agreement, and receipts of shareholder and regulatory approval.

(iii) Subsequent Events

On April 11, 2003 the Company closed a private placement whereby 8,333,721 common shares was sold at a price of US$0.10 per share for aggregate proceeds of US$833,372.10. The Company also paid a finder's commission equal to 10% on the gross proceeds. The securities issued in connection with this private placement are subject to a hold period until April 10, 2004 unless the securities are distributed under an exemption from the prospectus requirements of the Securities Act (Ontario). Conditional approval from the TSX Venture Exchange in connection with the closing of the private placement has been obtained by the Company.

On May 16, 2003, the Company closed a subsequent private placement whereby the Company sold 1,630,000 common shares at a price of US$0.10 per share for aggregate proceeds of US$163,000. In connection with this private placement the company paid a finder's commission equal to 10% of the gross proceeds.

The securities issued in connection with this private placement are subject to a hold period until May 14, 2004 unless the securities are distributed under an exemption from the prospectus requirements of the Securities Act (Ontario). Conditional approval from the TSX Venture Exchange in connection with the closing of the private placement has been obtained by the Company.

(iv) Financings, Principal Purposes and Milestones

The Company did not undertake any financings during the period of this report.

(v) Liquidity and Solvency

The Company has a working capital deficiency of $88,803 for the period ended March 31, 2003 compared with negative working capital of $78,087 for the period ended March 31, 2002.

Investor Relations There were no investor relations arrangements or contracts entered into by the company during the period.

ALIVE INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEET – JUNE 30, 2003
(Comparative figures are for the year ended December 31, 2002)
UNAUDITED – SEE NOTICE TO READER

	2003	2002
ASSETS		
Current:		
Cash and cash equivalents	$ 38,687	$ 14
Taxes recoverable	8,146	
Prepaid expenses	6,914	
	53,747	14
Prepaid transactions costs *(Note 6)*	42,545	
Advances to PGM Ventures Corporation *(Note 6)*	885,870	
	$ 982,162	$ 14
LIABILITIES		
Current:		
Accounts payable and accrued liabilities	$ 5,897	$ 48,221
Net liabilities from Discontinued Operations *(Note 5)*	29,880	29,880
	35,777	78,101
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Capital stock *(Note 2)*	3,231,778	2,152,412
Deficit	(2,285,393)	(2,230,499)
	946,385	(78,087)
	$ 982,162	$ 14

NOTICE TO READER

We have compiled the accompanying consolidated interim financial statements of Alive International Inc. consisting of the interim consolidated balance sheet at June 30, 2003 and the interim consolidated statements of operations, deficit and cash flows for the six months then ended based on information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of this information. Readers are cautioned that these interim consolidated financial statements may not be appropriate for their purposes.

Toronto, Ontario — Wasserman Ramsay
July 23, 2003 — Chartered Accountants

Approved on behalf of the board:

"John Cerenzia" — "Rocco Serpe"
John Cerenzia, director — Rocco Serpe, director

ALIVE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR SIX MONTH PERIOD ENDED JUNE 30, 2003
(Comparative figures are for the six month period ended June 30, 2002)

UNAUDITED-SEE NOTICE TO READER

	Three months ended June 30, 2003	Year to date ended June 30, 2003	Three months ended June 30, 2002	Year to date ended June 30, 2002
Operating expenses:				
Administrative *(Note 3)*	8,879	18,965	6,294	14,073
Consulting fees	20,000	20,000		
Filing fees	11,930	11,930		
Promotion	1,526	1,526		
Transfer agent fees	1,843	2,473	113	1,783
	44,178	54,894	6,407	15,856
Net loss for the period	$ (44,178)	$ (54,894)	$ (6,407)	$ (15,856)
Loss per share basic and diluted	$ (0.003)	$ (0.004)	$ (0.001)	$ (0.002)
Weighted average number of shares outstanding basic and diluted	15,251,986	15,251,986	7,548,110	7,548,110

CONSOLIDATED STATEMENTS OF DEFICIT

FOR SIX MONTH PERIOD ENDED JUNE 30, 2003

(Comparative figures are for the six month period ended June 30, 2002)

	June 30, 2003	June 30, 2002
Deficit, beginning of period	$ 2,230,499	$ 2,174,754
Net loss for the period	54,894	15,856
Deficit, end of period	$ 2,285,393	$ 2,190,610

The accompanying notes form an integral part of these financial statements

ALIVE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR SIX MONTH PERIOD ENDED JUNE 30, 2003
(Comparative figures are for the six month period ended June 30, 2002)

UNAUDITED-SEE NOTICE TO READER

	Three months ended June 30, 2003	Year to date ended June 30, 2003	Three months ended June 30, 2002	Year to date ended June 30, 2002
Cash was provided by (used in) the following activities:				
Operating:				
Net loss for the period	$ (44,178)	$ (54,894)	$ (6,407)	$ (15,856)
Net change in non-cash working capital items	(68,100)	(57,384)	1,906	(43,437)
Cash expended on continuing operations	(112,278)	(112,278)	(4,501)	(59,293)
Investing:				
Advance to PGM Ventures Corporation *(Note 6)*	(885,870)	(885,870)		
Prepaid transaction costs *(Note 6)*	(42,545)	(42,545)		
	(928,415)	(928,415)		
Financing:				
Issuance of common shares *(Note 2(c))*	1,079,366	1,079,366		
Cash received in advance of closing of private placement – net of costs	(1,062,626)			
Net change in cash during the period	(1,023,953)	38,673	(4,501)	(59,293)
Cash, beginning of period	1,062,640	14	5,146	59,938
Cash, end of period	$ 38,687	$ 38,687	$ 645	$ 645

The accompanying notes form an integral part of these financial statements

ALIVE INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR SIX MONTH PERIOD ENDED JUNE 30, 2003

UNAUDITED - SEE NOTICE TO READER

1. Summary of significant accounting policies

The interim financial statements as at June 30, 2003 follow the same accounting policies and methods of their application as the most recently completed annual financial statements dated December 31, 2002. These interim financial statements should be read in conjunction with the year end financial statements.

2. Capital stock

The Company is authorised to issue an unlimited number of the following classes of shares:
Common shares
Preference shares, 9%, non-cumulative, participating, redeemable

Issued capital stock is comprised of the following :

	# of shares	$ value
Common shares:		
Balance January 1, 2002 and December 31, 2002	7,548,110	$ 1,162,412
Issued during the period:		
Private placement	8,333,721	1,205,586
Less: share issue costs		(126,220)
Balance of common shares as at June 30, 2003	15,881,831	2,241,778
Special warrants	500,000	990,000
Balance of capital stock as at June 30, 2003	16,381,831	$ 3,231,778

On April 11, 2003 the Company closed a private placement whereby 8,333,721 common shares was sold at a price of US$0.10 per share for aggregate proceeds of US$833,372.10. The Company also paid a finder's commission equal to 10% on the gross proceeds. The securities issued in connection with this private placement are subject to a hold period until April 10, 2004 unless the securities are distributed under an exemption from the prospectus requirements of the Securities Act (Ontario). The proceeds from the private placement will be generally used to fund the acquisition of the Simberi gold project which is one of the transactions of the proposed reverse takeover described above. Conditional approval from the TSX Venture Exchange in connection with the closing of the private placement has been obtained by the Company. During the current quarter end a substantial amount of the proceeds from the private placement were advanced to PGM.

(b) Stock options:

On January 26, 1999 the Company established a stock option plan for its Board of Directors, officers, full-time employees, distributors and consultants of the Company and its subsidiaries.

On May 24, 2000, this stock option plan was amended to increase the aggregate number of common shares authorized for issuance under the Stock Option Plan to 3,500,000 from 1,000,000. Under the Stock Option Plan, eligible persons could, at the discretion of the Board of Directors, be granted options to acquire common shares at an exercise price to be fixed by the Board of Directors but not less than the market price of the common shares on the day immediately preceding the day on which the option was granted. Options were non-transferable except in connection with the death of the optionee and had a maximum term of ten years from the date of the grant.

ALIVE INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR SIX MONTH PERIOD ENDED JUNE 30, 2003

UNAUDITED - SEE NOTICE TO READER

2. Capital stock (continued)

As at March 31, 2003 and December 31, 2002 there are no options outstanding but during the current three month period ended June 30, 2003 the Company granted a total of 3,055,000 options to various directors, proposed directors and consultants of the Company. This grant of options is subject to the approval of the TSX Venture Exchange and to approval of the transactions relating to PGM Ventures Corporation and Novaking Pty Ltd. (see Note 6) to be presented at the next meeting of shareholders. The options will be exercisable at $0.15 per share until June 30, 2008.

(c) Escrowed Shares:

As at December 31, 2001, 2,133,716 common shares were held in escrow. During the year ended December 31, 2002, 853,486 shares were released from escrow. The balance of shares held in escrow as at December 31, 2002 is 1,280,230 which can be release on October 22, 2003.

3. Related Party transactions

A former director of the Company also acted as the Company's legal counsel. The Company has incurred fees totaling $7,200 which is included in administrative expense during the current period ended.

4. Income tax loss carryforwards

The Company has incurred tax losses of approximately $1,010,000 which may be used to reduce future taxable income. The potential benefit of these losses, have not been recognized in these financial statements.

5. Discontinued Operations

Net liabilities from discontinued operations represent amounts that are owing by an inactive subsidiary that were guaranteed by the Company.

6. Proposed Acquisitions:

On December 20, 2002 the Company signed a letter of intent with PGM Ventures Corporation ("PGM") to acquire its interest in the Simberi Gold Project located 500 kms East-North East of the Papua New Guinea Mainland, through a reverse takeover transaction. The Simberi mining project currently consist of nine surface oxide gold deposits in close proximity to each other. Pursuant to a joint venture agreement between PGM and Nord Pacific Limited ("Nord"), Nord Australex Nominees (PNG) Limited and Simberi Gold Company Limited dated November 29, 2002, whereby the participating interest of the Joint Venture Parties as at the date of the agreement is PGM 25% and Nord 75%, PGM will earn a further undivided 25% participating interest from Nord once PGM has incurred costs of $1,500,000 in respect of the Mining Joint Venture. As at June 30, 2003 the Company had advanced to PGM a total of $885,870 (US$607,372) with regards to the cost of the Mining Joint Venture.

The Company had also signed a letter of intent to acquire Renaissance Corporation Pty. Ltd. ("Renaissance"), a privately held company, on January 9, 2003. Renaissance has its registered office in Queensland, Australia and is the beneficial owner of three mineral exploration properties known as the Zanthus, Tarrawarra and Mt. Elephant projects, located in Western Australia.

Under the terms of the agreements the Company will issue approximately 38,000,000 common shares to PGM and 16,000,000 to shareholders of Renaissance. After the transactions, PGM will hold approximately 60%, Renaissance will hold approximately 25% and shareholders of the Company will hold the remaining 12% of the outstanding shares of the Company.

Completion of these agreements is contingent upon completion of due diligence, finalizing a formal agreement, and receipts of shareholder and regulatory approval. As at June 30, 2003 the Company had incurred $42,545 in costs related to the above proposed acquisitions.

~~FORM 51-901F (FORMERLY FORM 61)~~

~~QUARTERLY REPORT~~

~~INCORPORATED AS PART OF~~ ~~***Schedules A, B and C***~~

~~ISSUER DETAILS~~

~~NAME OF ISSUER~~	~~***Alive International Inc.***~~
~~ISSUER ADDRESS~~	~~*366 Bay Street, Suite 800*~~
	~~*Toronto, Ont., Can., M5H 4B2*~~
~~ISSUER PHONE NUMBER~~	~~*416-304-1932*~~
~~ISSUER FAX NUMBER~~	~~*416-304-0240*~~
~~WEBSITE ADDRESS~~	~~n/a~~
~~CONTACT E-MAIL ADDRESS~~	~~*albaum_law@hotmail.com*~~
~~CONTACT PERSON~~	~~*Lorne H. Albaum*~~
~~CONTACT'S POSITION~~	~~*Counsel*~~
~~CONTACT PHONE NUMBER~~	~~*416-304-1932*~~
~~FOR QUARTER ENDED~~	~~***June 30, 2003***~~
~~DATE OF REPORT~~	~~*August 20, 2003*~~

~~CERTIFICATE~~

~~SCHEDULES A, B AND C REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED, AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.~~

~~*John Cerenzia*~~	~~*"John Cerenzia"*~~	~~*August 20, 2003*~~
~~NAME OF DIRECTOR~~	~~SIGNED~~	~~DATE SIGNED~~
~~*Rocco Serpe*~~	~~*"Rocco Serpe"*~~	~~*August 20, 2003*~~
~~NAME OF DIRECTOR~~	~~SIGNED~~	~~DATE SIGNED~~

~~BC FORM 51-901F~~

~~QUARTERLY REPORT~~

~~SCHEDULE B – SUPPLEMENTARY INFORMATION~~

~~ALIVE INTERNATIONAL INC.~~

~~PART VIII FOR THE SIX MONTHS ENDED JUNE 30, 2003~~

~~**1. For the current fiscal year-to-date:**~~

~~Breakdown of amounts presented in the financial statements for the following: expenses and any other material expenses reported in the income statement and any other material costs presented in the balance sheet.~~

~~As disclosed separately in Schedule A – Financial Statements.~~

~~**2. For the current fiscal year-to-date**~~

~~There were no related party transactions during the period.~~

~~**3. For the current fiscal year-to-date:**~~

~~(d) Summary of securities issued during the period: Nil~~

~~(b) Summary of options granted during the period: 3,055,000~~

~~**4. As at June 30, 2003**~~

~~(a) Summary of share capital:~~

~~Authorized: Unlimited number of common shares; Unlimited number of 9% non-cumulative, participating, redeemable preference shares~~

~~(c) Issued and outstanding~~	~~Number~~	~~$~~
~~Issued~~	~~15,881,831~~	~~2,241,778~~
~~Special Warrants~~	~~500,000~~	~~990,000~~

~~(b) Summary of options, warrants and convertible securities outstanding:~~

~~3,055,000 options to purchase common shares at $0.15 per share until June 30, 2008. These options are subject to regulatory approval and are conditional upon the closing of the transaction with PGM Ventures Corporation and the acquisition of Renaissance Corporation Pty Ltd.~~

~~(c) Total number of shares in escrow or subject to a pooling agreement;~~

~~Escrow shares 1,280,230~~

~~5. As at the date of this report, the directors and officers of the company are as follows:~~

~~John Cerenzia,~~	~~President and Director~~
~~Rocco Serpe,~~	~~Secretary and Director~~
~~David Lubotta,~~	~~Director~~

BC FORM 51-901F

QUARTERLY REPORT

SCHEDULE C – MANAGEMENT DISCUSSION AND ANALYSIS

ALIVE INTERNATIONAL INC.

PART IXFOR THE SIX MONTHS ENDED JUNE 30, 2003

(i)Description of Business

At June 30, 2003, the Company has no substantive operations.

(ii)Operations and Financial Condition

The Company reports a loss of $44,718 and cash outflows from operations of $928,415 for the six months ended June 30, 2003 compared with a loss of $54,894 and cash outflows from operations of $59,293 for the same period in the previous year.

(iii)The increase in the company's loss during this period can be attributed largely to increased administrative expenses as the Company proceeds to complete the transactions with PGM Ventures Corporation and Renaissance Corporation Pty Ltd. As a result, the Company incurred administrative expenses ($18,965), consulting fees ($20,000) and filing fees ($11,930) which were not material in the previous period.

In addition, the company also advanced the sum of $885,870 to PGM Ventures Corporation in connection with the payments due for the Mining Joint Venture.

(iv)Subsequent Events

There were no subsequent events.

(v)Financings, Principal Purposes and Milestones

On April 11, 2003 the Company closed a private placement whereby 6,703,721 common shares was sold at a price of US$0.10 per share for aggregate proceeds of US$670,372.10. The Company also paid a finder's commission equal to 10% on the gross proceeds. The securities issued in connection with this private placement are subject to a hold period until April 10, 2004 unless the securities are distributed under an exemption from the prospectus requirements of the Securities Act (Ontario). Conditional approval from the TSX Venture Exchange in connection with the closing of the private placement has been obtained by the Company.

On May 16, 2003, the Company closed a subsequent private placement whereby the Company sold 1,630,000 common shares at a price of US$0.10 per share for aggregate proceeds of US$163,000. In connection with this private placement the company paid a finder's commission equal to 10% of the gross proceeds.

The securities issued in connection with this private placement are subject to a hold period until May 14, 2004 unless the securities are distributed under an exemption from the prospectus requirements of the Securities Act (Ontario).

Conditional approval from the TSX-Venture Exchange in connection with the closing of the private placement has been obtained by the Company.

(vi) Liquidity and Solvency

The Company has positive working capital of $946,385 for the period ended June 30, 2003 compared with negative working capital of $78,101 for the period ended June 30, 2002.

Investor Relations – There were no investor relations arrangements or contracts entered into by the company during the period.

ALIVE INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEET - SEPTEMBER 30, 2003
(Comparative figures are for the year ended December 31, 2002)
UNAUDITED - SEE NOTICE TO READER

	2003	2002
ASSETS		
Current:		
Cash and cash equivalents	$ 13,204	$ 14
Taxes recoverable	9,825	-
Prepaid expenses	6,752	-
	29,781	14
Prepaid transactions costs *(Note 6)*	89,682	-
Advances to PGM Ventures Corporation *(Note 6)*	885,870	-
	$ 1,005,333	$ 14
LIABILITIES		
Current:		
Accounts payable and accrued liabilities	$ 63,301	$ 48,221
Net liabilities from Discontinued Operations *(Note 5)*	29,880	29,880
	93,181	78,101
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Capital stock *(Note 2)*	3,231,778	2,152,412
Deficit	(2,319,626)	(2,230,499)
	912,152	(78,087)
	$ 1,005,333	$ 14

NOTICE TO READER

We have compiled the accompanying consolidated interim financial statements of Alive International Inc. consisting of the interim consolidated balance sheet at September 30, 2003 and the interim consolidated statements of operations, deficit and cash flows for the nine months then ended based on information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of this information. Readers are cautioned that these interim consolidated financial statements may not be appropriate for their purposes.

Toronto, Ontario
November 12, 2003

Wasserman Ramsay
Chartered Accountants

Approved on behalf of the board:

"John Cerenziza"
John Cerenzia, director

"Rocco Serpe"
Rocco Serpe, director

ALIVE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR NINE MONTH PERIOD ENDED SEPTEMBER 30, 2003
(Comparative figures are for the nine month period ended September 30, 2002)

UNAUDITED-SEE NOTICE TO READER

	Three months ended Sept. 30, 2003	Year to date ended Sept. 30, 2003	Three months ended Sept. 30, 2002	Year to date ended Sept. 30, 2002
Operating expenses:				
Administrative *(Note 3)*	4,943	23,908	1,011	11,850
Consulting fees	-	20,000	-	-
Filing fees	-	11,930	-	-
Promotion	28,455	29,981	-	-
Transfer agent fees	835	3,308	180	1,959
	34,233	89,127	1,191	13,809
Net loss for the period	$ (34,233)	$ (89,127)	$ (1,191)	$ (13,809)
Loss per share basic and diluted	$ (0.003)	$ (0.007)	$ -	$ (0.002)
Weighted average number of shares outstanding basic and diluted	13,317,963	13,317,963	7,548,110	7,548,110

CONSOLIDATED STATEMENTS OF DEFICIT

FOR NINE MONTH PERIOD ENDED SEPTEMBER 30, 2003

(Comparative figures are for the nine month period ended September 30, 2002)

	Sept. 30, 2003	Sept. 30, 2002
Deficit, beginning of period	$ 2,230,499	$ 2,174,754
Net loss for the period	89,127	13,809
Deficit, end of period	$ 2,319,626	$ 2,188,563

ALIVE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR NINE MONTH PERIOD ENDED SEPTEMBER 30, 2003
(Comparative figures are for the nine month period ended September 30, 2002)

UNAUDITED-SEE NOTICE TO READER

	Three months ended Sept. 30, 2003	Year to date ended Sept. 30, 2003	Three months ended Sept. 30, 2002	Year to date ended Sept. 30, 2002
Cash was provided by (used in) the following activities:				
Operating:				
Net loss for the period	$ (34,233)	$ (89,127)	$ (1,191)	$ (13,809)
Net change in non-cash working capital items	55,887	(1,497)	560	(46,115)
Cash expended on continuing operations	21,654	(90,624)	(631)	(59,924)
Investing:				
Advance to PGM Ventures Corporation *(Note 6)*	-	(885,870)	-	-
Prepaid transaction costs *(Note 6)*	(47,137)	(89,682)	-	-
	(47,137)	(975,552)	-	-
Financing:				
Issuance of common shares *(Note 2(a))*	-	1,079,366	-	-
Net change in cash during the period	(25,483)	13,190	(631)	(59,924)
Cash, beginning of period	38,687	14	645	59,938
Cash, end of period	$ 13,204	$ 13,204	$ 14	$ 14

ALIVE INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR NINE MONTH PERIOD ENDED SEPTEMBER 30, 2003

UNAUDITED - SEE NOTICE TO READER

1. **Summary of significant accounting policies**

The interim financial statements as at September 30, 2003 follow the same accounting policies and methods of their application as the most recently completed annual financial statements dated December 31, 2002. These interim financial statements should be read in conjunction with the year end financial statements.

2. **Capital stock**

The Company is authorised to issue an unlimited number of the following classes of shares:
Common shares
Preference shares, 9%, non-cumulative, participating, redeemable

Issued capital stock is comprised of the following :

	# of shares	$ value
Common shares:		
Balance January 1, 2002 and December 31, 2002	7,548,110	$ 1,162,412
Issued during the period:		
Private placement	8,333,721	1,205,586
Less: share issue costs	-	(126,220)
Balance of common shares as at September 30, 2003	15,881,831	2,241,778
Special warrants:	500,000	990,000
Balance of capital stock as at September 30, 2003	16,381,831	$ 3,231,778

(a) On April 11, 2003 the Company closed a private placement whereby 8,333,721 common shares was sold at a price of US$0.10 per share for aggregate proceeds of US$833,372.10. The Company also paid a finder's commission equal to 10% on the gross proceeds. The securities issued in connection with this private placement are subject to a hold period until April 10, 2004 unless the securities are distributed under an exemption from the prospectus requirements of the Securities Act (Ontario). The proceeds from the private placement will be generally used to fund the acquisition of the Simberi gold project which is one of the transactions of the proposed reverse takeover described above. Conditional approval from the TSX Venture Exchange in connection with the closing of the private placement has been obtained by the Company. During the prior quarter ended June 30, 2003 a substantial amount of the proceeds from the private placement were advanced to PGM.

(b) Stock options:

On January 26, 1999 the Company established a stock option plan for its Board of Directors, officers, full-time employees, distributors and consultants of the Company and its subsidiaries.

On May 24, 2000, this stock option plan was amended to increase the aggregate number of common shares authorized for issuance under the Stock Option Plan to 3,500,000 from 1,000,000. Under the Stock Option Plan, eligible persons could, at the discretion of the Board of Directors, be granted options to acquire common shares at an exercise price to be fixed by the Board of Directors but not less than the market price of the common shares on the day immediately preceding the day on which the option was granted. Options were non-transferable except in connection with the death of the optionee and had a maximum term of ten years from the date of the grant.

2. **Capital stock (continued)**

As at December 31, 2002 there are no options outstanding but during the nine month period ended September 30, 2003 the Company granted a total of 3,055,000 options to various directors, proposed directors and consultants of the Company. This grant of options is subject to the approval of the TSX Venture Exchange and to approval of the transactions relating to PGM Ventures Corporation and Novaking Pty Ltd. (see Note 6) to be presented at the next meeting of shareholders. The options will be exercisable at $0.15 per share until June 30, 2008.

(c) Escrowed Shares:

As at December 31, 2002, 1,280,230 common shares were held in escrow and were released on October 22, 2003.

3. **Related Party transactions**

A former director of the Company also acted as the Company's legal counsel. The Company has incurred fees totaling $10,000 which is included in administrative expense during the current period.

4. **Income tax loss-carryforwards**

The Company has incurred tax losses of approximately $1,010,000 which may be used to reduce future taxable income. The potential benefit of these losses, have not been recognized in these financial statements.

5. **Discontinued Operations**

Net liabilities from discontinued operations represent amounts that are owing by an inactive subsidiary that were guaranteed by the Company.

6. **Proposed Acquisitions:**

On December 20, 2002 the Company signed a letter of intent with PGM Ventures Corporation ("PGM") to acquire its interest in the Simberi Gold Project located 500 kms East North East of the Papua New Guinea Mainland, through a reverse takeover transaction. The Simberi mining project currently consist of nine surface oxide gold deposits in close proximity to each other. Pursuant to a joint-venture agreement between PGM and Nord Pacific Limited ("Nord"), Nord Australex Nominees (PNG) Limited and Simberi Gold Company Limited dated November 29, 2002, whereby the participating interest of the Joint Venture Parties as at the date of the agreement is PGM 25% and Nord 75%, PGM will earn a further undivided 25% participating interest from Nord once PGM has incurred costs of $1,500,000 in respect of the Mining Joint Venture. As at September 30, 2003 the Company had advanced to PGM a total of $885,870 (US$607,372) with regards to the cost of the Mining Joint Venture.

The Company had also signed a letter of intent to acquire Renaissance Corporation Pty. Ltd. ("Renaissance"), a privately held company, on January 9, 2003. Renaissance has its registered office in Queensland, Australia and is the beneficial owner of three mineral exploration properties known as the Zanthus, Tarrawarra and Mt. Elephant projects, located in Western Australia.

Under the terms of the agreements the Company will issue approximately 38,000,000 common shares to PGM and 16,000,000 to shareholders of Renaissance. After the transactions, PGM will hold approximately 60%, Renaissance will hold approximately 25% and shareholders of the Company will hold the remaining 12% of the outstanding shares of the Company.

Completion of these agreements is contingent upon completion of due diligence, finalizing a formal agreement, and receipts of shareholder and regulatory approval. As at September 30, 2003, the Company had incurred $89,682 in costs related to the above proposed acquisitions.

FORM 51-901F (FORMERLY FORM 61)

QUARTERLY REPORT

INCORPORATED AS PART OF **_Schedules A, B and C_**

ISSUER DETAILS

NAME OF ISSUER	**_Alive International Inc._**
ISSUER ADDRESS	_366 Bay Street, Suite 800_
	Toronto, Ont., Can., M5H 4B2
ISSUER PHONE NUMBER	_416-304-1932_
ISSUER FAX NUMBER	_416-304-0240_
WEBSITE ADDRESS	n/a
CONTACT E-MAIL ADDRESS	_albaum_law@hotmail.com_
CONTACT PERSON	_Lorne H. Albaum_
CONTACT'S POSITION	_Counsel_
CONTACT PHONE NUMBER	_416-304-1932_
FOR QUARTER ENDED	**_September 30, 2003_**
DATE OF REPORT	_November 25, 2003_

CERTIFICATE

SCHEDULES A, B AND C REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED, AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

John Cerenzia	_"John Cerenzia"_	_November 25, 2003_
NAME OF DIRECTOR	SIGNED	DATE SIGNED
Rocco Serpe	_"Rocco Serpe"_	_November 25, 2003_
NAME OF DIRECTOR	SIGNED	DATE SIGNED

BC FORM 51-901F

QUARTERLY REPORT

SCHEDULE B – SUPPLEMENTARY INFORMATION

ALIVE INTERNATIONAL INC.

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

1. For the current fiscal year-to-date:

Breakdown of amounts presented in the financial statements for the following: expenses and any other material expenses reported in the income statement and any other material costs presented in the balance sheet.

As disclosed separately in Schedule A – Financial Statements.

2. For the current fiscal year-to-date

There were no related party transactions during the period.

3. For the current fiscal year-to-date:

(e)Summary of securities issued during the period: Nil

(b) Summary of options granted during the period: 3,055,000

4. As at September 30, 2003

(a) Summary of share capital:

Authorized Unlimited number of common shares
Unlimited number of 9% non-cumulative, participating, redeemable preference shares

(f) Issued and outstanding Number $

Issued	15,881,831	2,241,778
Special Warrants	500,000	990,000

(b) Summary of options, warrants and convertible securities outstanding:

3,055,000 options to purchase common shares at $0.15 per share until June 30, 2008. These options are subject to regulatory approval and are conditional upon the closing of the transaction with PGM Ventures Corporation and the acquisition of Renaissance Corporation Pty Ltd.

(c) Total number of shares in escrow or subject to a pooling agreement;

Escrow shares 1,280,230

~~These escrow shares were released on October 22, 2003.~~

~~5. As at the date of this report, the directors and officers of the company are as follows:~~

~~John Cerenzia, President and Director~~
~~Rocco Serpe, Secretary and Director~~
~~David Lubotta, Director~~

BC FORM 51-901F

QUARTERLY REPORT

SCHEDULE C – MANAGEMENT DISCUSSION AND ANALYSIS

ALIVE INTERNATIONAL INC.

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

(i) Description of Business

At September 30, 2003, the Company has no substantive operations.

(ii) Operations and Financial Condition

The Company reports a loss of $34,223 and cash outflows from operations of $975,552 for the nine months ended September 30, 2003 compared with a loss of $13,809 and cash outflows from operations of $59,924 for the same period in the previous year.

The increase in the company's loss during this period can be attributed largely to consulting fees, filing fees, promotion expenses and increased administrative expenses as the Company proceeds to complete the transactions with PGM Ventures Corporation and Renaissance Corporation Pty Ltd. As a result, the Company incurred administrative expenses ($23,908), consulting fees ($20,000) and filing fees ($11,930) which were not material in the previous period.

In addition, the company also advanced the sum of $885,870 to PGM Ventures Corporation in connection with the payments due for the Mining Joint Venture.

(iii) Subsequent Events

There were no subsequent events.

(iv) Financings, Principal Purposes and Milestones

On April 11, 2003 the Company closed a private placement whereby 6,703,721 common shares were sold at a price of US$0.10 per share for aggregate proceeds of US$670,372.10. The Company also paid a finder's commission equal to 10% on the gross proceeds. The securities issued in connection with this private placement are subject to a hold period until April 10, 2004 unless the securities are distributed under an exemption from the prospectus requirements of the Securities Act (Ontario). Conditional approval from the TSX Venture Exchange in connection with the closing of the private placement has been obtained by the Company.

On May 16, 2003, the Company closed a subsequent private placement whereby the Company sold 1,630,000 common shares at a price of US$0.10 per share for aggregate proceeds of US$163,000. In connection with this private placement the company paid a finder's commission equal to 10% of the gross proceeds.

The securities issued in connection with this private placement are subject to a hold period until May 14, 2004 unless the securities are distributed under an exemption from the prospectus requirements of the Securities Act (Ontario). Conditional approval from the TSX Venture Exchange in connection with the closing of the private placement has been obtained by the Company.

Liquidity and Solvency

The Company has positive working capital of $912,152 for the period ended September 30, 2003 compared with negative working capital of $78,087 for the period ended September 30, 2002.

Investor Relations – There were no investor relations arrangements or contracts entered into by the company during the period.

SCHEDULE 3
FINANCIAL STATEMENTS OF NEWCO

2034879 ONTARIO LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM INCORPORATION (OCTOBER 28, 2003) TO DECEMBER 31, 2003

AUDITORS' REPORT

To the Shareholders of

2034879 Ontario Limited

We have audited the consolidated balance sheet of 2034879 Ontario Limited as at December 31, 2003, and the consolidated statements of operations, deficit and cash flows for the period from incorporation (October 28, 2003) to December 31, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 the results of its operations and its cash flows for the period from incorporation (October 28, 2003) to December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Toronto, Ontario "Wasserman Ramsay"

January 16, 2004 Chartered Accountants

2034879 ONTARIO LIMITED

CONSOLIDATED BALANCE SHEET - DECEMBER 31, 2003

		2003
ASSETS		
Current:		
Cash and cash equivalents	$	532,234
GST recoverable		9,257
Advance Alive International		40,086
		581,577
Prepaid financing costs		60,010
Cash held in escrow *(Note 4)*		3,203,865
Mineral resource property *(Note 2)*		1,799,483
	$	5,644,935
LIABILITIES		
Current:		
Accounts payable and accrued liabilities *(Note 3)*	$	162,946
Due to parent corporation *(Note 3)*		715,958
		878,904
SHAREHOLDERS' EQUITY		
Capital stock *(Note 4)*		1,643,291
Shares to be issued		3,500,000
Deficit		(377,260)
		4,766,031
	$	5,644,935

Approved on behalf of the board:

"Norman Brewster"
Norman Brewster, director

The accompanying notes form an integral part of these financial statements

2034879 ONTARIO LIMITED

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE PERIOD FROM INCORPORATION (OCTOBER 28, 2003) TO DECEMBER 31, 2003

	2003
Operating expenses:	
Consulting fees *(Note 3)*	220,000
Administration fees *(Note 3)*	18,000
General and office	951
Legal and audit	138,309
	377,260
Net loss for the period	$ (377,260)
Loss per share basic and diluted	$ (0.016)
Weighted average number of shares outstanding basic and diluted	23,437,501

CONSOLIDATED STATEMENT OF DEFICIT

FOR THE PERIOD FROM INCORPORATION (OCTOBER 28, 2003) TO DECEMBER 31, 2003

	2003
Deficit, beginning of period	$ -
Net loss for the period	(377,260)
Deficit, end of period	$ (377,260)

The accompanying notes form an integral part of these financial statements

2034879 ONTARIO LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM INCORPORATION (OCTOBER 28, 2003) TO DECEMBER 31, 2003

	2003
Cash was provided by (used in) the following activities:	
Operations:	
Net loss for the period	$ (377,260)
Net change in non-cash working capital items	113,603
	(263,657)
Investing:	
Deferred exploration expenditures	(1,799,483)
Deferred financing fees	(60,010)
	(1,859,493)
Financing:	
Issuance of capital stock	5,143,291
Due to parent corporation	715,958
Less: Cash held in escrow	(3,203,865)
	2,655,384
Net change in cash and cash, end of period	$ 532,234

The accompanying notes form an integral part of these financial statements

2034879 ONTARIO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM INCORPORATION (OCTOBER 28, 2003) TO DECEMBER 31, 2003

1. Summary of significant accounting policies

(a) Basis of presentation

The Company conducts its business through joint ventures. Accordingly, these financial statements include the financial statements of the Company and its proportionate interest in any joint venture arrangements.

(b) Mining properties:

Mining property is recorded at cost including costs associated with acquisition and exploration of mining properties.
Mine development costs incurred in the acquisition and exploration of the Company's mining properties, net of option payment and government grants received, have been deferred with the intention that the deferred expenditures and the cost of the mining claims and properties be amortized by charges against income from future mining operations. If the mining claims are allowed to lapse or the properties are abandoned, the cost of the mining claims and all associated deferred exploration expenditures will be written off.

(c) Foreign Currency Translation:

Foreign currency amounts have been translated into Canadian dollars on the following basis: monetary assets and liabilities at the year-end rates of exchange; non-monetary assets and liabilities at historical exchange rates; revenue and expenses at average rates during the year. Translation gains or losses are reflected in the income statement.

(d) Earnings per share:

The Company has adopted the recommendations of the CICA Handbook Section 3500, Earning per Share ("EPS"). The revised section requires the presentation of both basic and fully diluted EPS on the face of the income statement regardless of the materiality of the difference between them. In addition, the new recommendations require the use of the treasury stock method to compute the dilutive effects of options, warrants and similar instruments as opposed to the previous method used which was the imputed earnings approach. The section also requires the disclosure of a reconciliation of the difference, in any, in the calculation of basic and fully diluted EPS.

(e) Income taxes:

The Company provides for income taxes using the asset and liability method. This approach recognizes the amount of taxes payable or refundable for the current year, as well as future income tax assets and liabilities for the future tax consequences of events recognized in the financial statements and tax returns. Future income taxes are adjusted to reflect the effects of substantively enacted changes in tax laws or tax rates.

(f) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(g) Financial instruments:

The company's financial instruments recognized in the balance sheet consists of cash and current liabilities. The fair value of these financial instruments approximate their carrying value due to the short maturity or current market rate associated with these instruments.

2034879 ONTARIO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM INCORPORATION (OCTOBER 28, 2003) TO DECEMBER 31, 2003

2. Mineral resource properties

By an assignment agreement dated December 5, 2003 the Company acquired from its parent corporation, PGM Ventures Corporation ("PGM"), its interest in the Simberi Gold Project located 500 kms East North East of the Papua New Guinea Mainland, in exchange for 39,999,999 common shares valued at $622,677 representing the carrying value of the property in PGM's records. The Simberi mining project currently consists of nine surface oxide gold deposits in close proximity to each other. Pursuant to a joint-venture agreement between PGM and Nord Pacific Limited ("Nord"), Nord Australex Nominees (PNG) Limited and Simberi Gold Company Limited dated November 29, 2002, whereby the participating interest of the Joint Venture Parties as at the date of the agreement is PGM 25% and Nord 75%, the Company will earn a further undivided 25% participating interest from Nord once it has incurred costs of $US1,500,000 in respect of the Mining Joint Venture. As at December 31, 2003 a total of $US1,378,962 had been paid in mining costs.

3. Related party transactions and balances

The consulting fees incurred during the period were charged by two individuals who are shareholders of the Company. At December 31, 2003 $20,700 of this amount is unpaid and is included under accounts payable and accrued liabilities.

The administration fees charged during the period were charged by the Company's parent corporation.

The mining property interest was acquired from the Company's parent corporation in exchange for 39,999,999 common shares (see Note 2 above).

The amount due to parent is non-interest bearing, unsecured, is due within 90 days of demand and is evidenced by a promissory note payable. This amount represents payments made on the Company's behalf by its parent on the Simberi Gold project and other expenses.

4. Capital stock

The Company is authorized to issue an unlimited number of the following classes of shares:

- Common shares.
- Class A Special Shares, voting, redeemable at $0.25 per share after December 1, 2007, convertible into common shares on a one for one basis after December 1, 2007 and before December 1, 2008.

Issued capital stock is comprised of the following :

	# of shares	$ value
Common shares:		
Issued during the period:		
To Parent Corporation - for interest in mining property	40,000,000	622,677
Class A Special Shares:		
Private Placement	6,000,000	1,500,000
Less: Share issue costs		(479,386)
Balance of Class A special shares as at December 31, 2003	6,000,000	1,020,614
Balance of capital stock as at December 31, 2003	46,000,000	$ 1,643,291

2034879 ONTARIO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM INCORPORATION (OCTOBER 28, 2003) TO DECEMBER 31, 2003

4. Capital stock

a) The Company has issued 39,999,999 common shares to its parent corporation, PGM Ventures Corporation, for its interest in the Simberi Gold Project, a joint venture with Nord Pacific Limited. The transaction has been recorded at PGM's carrying value of $622,677 as the transaction is not considered an acquisition since there is no change in beneficial ownership.

b) Pursuant to an agency agreement dated December 8, 2003 the Company closed a private placement whereby 20,000,000 units were sold at $0.25 per unit for gross proceeds of $5,000,000. Each unit consisted of one Class A Special Share and one Class A Special Share purchase warrant. Each Class A Special Share warrant entitles the holder to purchase on Class A Special Share at a price of $0.40 per Class A Special Share until December 8, 2005. The agents of the offering received a commission equal to 9% of the gross proceeds as well as reimbursement of legal fees and other expenses incurred on their behalf. In addition, the agents of the offering received 2,000,000 non-assignable compensation options to purchase further units at a price of $0.25 per compensation unit. The units so issued will have the same composition as the units issued under the offering. Pursuant to the Agency agreement $1,500,000 (30% of the gross proceeds of the offering) have been released to the Company with the balance (gross amount of $3,500,000) being held in escrow pending the satisfaction of certain conditions, mainly the closing of the Alive reverse takeover transaction (see Note 6) which is anticipated to occur on March 15, 2004. As the money held in escrow is not available for current working capital purposes it is shown as a long term asset. The Company has reserved for issuance 14,000,000 Class A Special Shares to be issued upon the release of the funds from escrow.

c) Warrants

Pursuant to the private placement noted above the Company has 20,000,000 warrants outstanding. The warrants are exercisable into Class A Special Shares at a price of $0.40 per Class A Special Share until December 8, 2005.

5. Income tax loss-carryforwards

The Company has incurred tax losses of $377,260 which may be used to reduce future taxable income. The potential benefit of these losses, have not been recognized in these financial statements and will expire, if unused, in the fiscal year ending in 2010.

6. Proposed Transaction

It is the Company's intention to amalgamate with Alive International Inc.'s and Alive's wholly owned subsidiary through a reverse takeover transaction. Pursuant to the amalgamation all of the outstanding shares of the Company will be exchanged for shares in the combined company on a one-for-one basis.
Completion of this transaction is contingent upon receipt of shareholder and regulatory approval.

SCHEDULE 4
FINANCIAL STATEMENTS OF NOVAKING

NOVAKING PTY LTD

ACN 104 020 484

Financial Statements
For the half year ended 31 DECEMBER 2003

NOVAKING PTY LTD

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE HALF YEAR ENDED 31 DECEMBER 2003

		(i) Consol idated		(ii) Com pany	
	Notes	**Dec 2003**	**June 2003**	**Dec 2003**	**June 2003**
		$	**$**	**$**	**$**
Revenue from ordinary activities		-	-	-	-
Administration expenses		68	-	-	-
(c) **Loss from ordinary activities before income tax**		(68)	-	-	-
Income tax attributable to ordinary activities	2	-	-	-	-
(d) **Loss from ordinary activities after income tax**		(68)			
(e)					
(f) **Profit on extraordinary item**		-	25,132	-	-
Income tax attributable to extraordinary item	2	-	-	-	-
(g) **Profit from extraordinary item after income tax**		-	25,132	-	-
(h)					
(i) **Profit/(loss) from**					

ordinary activities and extraordinary item after income tax	(68)	25,132	-	-
Changes in equity other than those resulting from transactions with owners as owners	(68)	25,132	-	-

NOVAKING PTY LTD

PART V STATEMENT OF FINANCIAL POSITION

AS AT 31 DECEMBER 2003

(a)	Note	Dec 2003	June 2003	Dec 2003	(
		$	$	$	$
C. CURRENT ASSETS					
D. Cash		-	68	-	-
E. Receivables	3	205	205	-	-
F. TOTAL CURRENT ASSETS		205	273	-	-
G. NON CURRENT ASSETS					

H.	Exploration expenditure	5	25,259	25,259	-	-
I.	Investments	4	-	-	400	400
J.	TOTAL NON CURRENT ASSETS		25,259	25,259	400	400
K.	TOTAL ASSETS		25,464	25,532	400	400
L.	NET ASSETS		25,464	25,532	400	400
M.						
N.	EQUITY					
O.	Contributed equity	6	400	400	400	400
P.	Accumulated profits		25,064	25,132	-	-
Q.	TOTAL EQUITY		25,464	25,532	400	400

Approved on behalf of the Board

C Reindler
Sole Director

These accounts are to be read with the attached notes to and forming part of the accounts.

1. STATEMENT OF ACCOUNTING POLICIES

Financial Reporting Framework

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Law, applicable Accounting Standards, and Urgent Issue Group Consensus Views, and complies with the other requirements of the law.

The financial report has been prepared on the basis of historical cost and except where stated does not take into account changing monetary values or current valuations of non-current assets. Cost is based on the fair values of consideration given in exchange for assets.

Significant Accounting Policies

Accounting policies are selected and applied in a manner that ensures that the resultant financial information satisfies the concepts of relevance and reliability, thereby, ensuring that the substance of the underlying transactions and other events is reported. The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(a) Exploration, Evaluation and Development Costs

Exploration, evaluation and development expenditure in relation to separate areas of interest for which rights of tenure are current, are brought to account in the year in which they are incurred and are carried at cost.

The cost of acquisition of an area of interest and exploration expenditure will be carried forward as an asset in the balance sheet where:

(i) it is expected that the expenditure will be recovered through the successful development and exploitation of an area of interest or by its sale; or
(ii) exploration activities are continuing in an area and activities have not reached a stage which permits a reasonable estimate of the existence or otherwise of economically recoverable reserves.

Should a project or an area of interest be abandoned, the expenditure will be written off in the year in which the decision is made. Where there has been a decision to proceed with development, accumulated expenditure will be amortised over the life of the associated resource once mining operations have commenced.

(b) Interests in Joint Ventures

The company's interest in joint ventures is brought to account by including the appropriate proportions of the relevant assets, liabilities and costs of the joint venture into the respective categories in the accounts of the company.

(c) Going Concern

The company has prepared the financial statements on the basis that it is a going concern. This means that the company and the consolidated entity will be able to continue to meet its debts and obligations as and when they fall due. The company has made this assumption based upon receipt of an acknowledgment from its shareholders that they will continue to provide financial support.

NOVAKING PTY LTD

NOTES TO AND FORMING PART OF THE ACCOUNTS

AS AT 31 DECEMBER 2003

1. STATEMENT OF ACCOUNTING POLICIES (CONTINUED)

(d) Income Tax

Tax effect accounting principles have been adopted whereby income tax expense has been calculated on pre-tax accounting profit after adjustment for permanent differences.

The future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit can be regarded as virtually certain of realisation. Income tax on net cumulative timing differences is set aside to deferred income tax and future tax benefit accounts at current rates.

(e) Goods and services tax

Revenues, expenses, liabilities and assets are recognised net of the amount of goods and services tax (GST), except:

i) where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or

ii) for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

2. INCOME TAX

As at 31 December 2003 tax losses and allowable exploration expenditure against which future taxable income may be offset is approximately $25,327. The future income tax benefit arising from tax losses has not been recognised as an asset because recovery is not virtually certain.

The taxation benefit will only be obtained if:

(i) the company derives assessable income of a nature and of an amount sufficient to enable the benefit from the deductions to be realised;

(ii) the company continues to comply with the conditions for deductibility imposed by the law; and

(iii) no changes in the tax legislation adversely affect the company in realising the benefit from the deductions.

	Consolidated		Company	
	Dec 2003	June 2003	Dec 2003	June 2003
	$	$	$	$
3. CURRENT RECEIVABLES				
Other debtors – TFN withholding credits	205	205	-	-
4. INVESTMENTS				
Controlled entity, at cost (a)	-	-	400	400

(a) Investment in Controlled Entity

Name of Company	Book Value in the Parent Entity	
Renaissance Pty Ltd (Incorporated on 29 June 1995 in Western Australia)	400	400

NOVAKING PTY LTD

NOTES TO AND FORMING PART OF THE ACCOUNTS

AS AT 31 DECEMBER 2003

5. EXPLORATION EXPENDITURE

	Consolidated		Company	
	Dec 2003	June 2003	Dec 2003	June 2003
	$	$	$	$
Mineral exploration tenements at cost				
Opening balance	25,259	-	-	-
Expenditure acquired with acquisition of controlled entity	-	25,259	-	-
	25,259	25,259	-	-
Less: exploration written off	-	-	-	-
	25,259	25,259	-	-

The value of the mineral exploration expenditure is dependent upon:

(i) the continuance of the economic entity's rights to tenure of the areas of interest;
(i) the results of future exploration; and
(ii) the recoupment of costs through the formalisation of the economic entity's interests, successful development and exploitation of areas of interest, or alternatively by their sale.

The economic entities exploration properties may be subject to claim(s) under native title or certain sacred sites or sites of significance to Aboriginal people. As a result, exploration properties or areas within the tenements maybe subject to exploration and/or mining restrictions. At the date of this report the directors are not aware of any such claims which may effect exploration activity.

6. CONTRIBUTED EQUITY

Issued and Paid Up Share capital

400 ordinary fully paid shares	400	400

7. CONTINGENT LIABILITIES

The directors are of the opinion that there are no contingent liabilities as at the date of this report.

8. SUBSEQUENT EVENTS

No matters of significance have occurred since 31 December 2003 which have a material affect on these financial statements.

~~NOVAKING PTY LTD~~

~~AND ITS CONTROLLED ENTITY~~

~~RENAISSANCE CORPORATION PTY LTD~~

Novaking Pty Ltd and controlled entity Renaissance Corporation Pty Ltd

Special purpose audit report to the members of Novaking Pty Ltd

SCO PE

We have audited these special purpose financial reports of Novaking Pty Ltd and its controlled entity for the six months ended 31 December 2003.

The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entity it controlled at the period's end or from time to time during the financial year. The company's director is responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the special purpose financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the special purpose financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the special purpose financial report is presented fairly in accordance with Accounting Standards and other mandatory

professional reporting requirements and statutory requirements so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

AUDIT OPINION

In our opinion, the special purpose financial report of Novaking Pty Ltd and its controlled entity Renaissance Corporation Pty Ltd is in accordance with:

a) the Corporations Law, including:

i) giving a true and fair view of the company's and consolidated entity's financial position as at 31 December 2003 and of their performance for the six months ended on that date; and

ii) complying with Accounting Standards and the Corporations Regulations; and

b) other mandatory professional reporting requirements.

David Coote

2. Chartered Accountant

DW Coote

2 February 2004

~~FINANCIAL REPORT~~

~~FOR THE PERIOD 11th MARCH 2003~~

~~TO 23rd MAY 2003~~

4. GOODWILL

	2001 $	2000 $
Cost		
Alive International Inc.	-	**50,527**
Ideal Solution International	-	**861,588**
	-	**912,115**
Accumulated Amortization	-	**912,114**
Net	-	**1**

On July 25, 2000, the Company acquired specific assets of Ideal Solutions International. The assets included inventory, property and equipment, contracts, intangible and intellectual property. In connection with the acquisition, the Company issued 500,000 Special Warrants valued by the directors at $2 per Special Warrant. Each Special Warrant is exercisable into one common share of the Company. As at December 31, 2001, no Special Warrants had been exercised.

Details of the calculation of goodwill are as follows:

Total Considerations		
Warrants	$ 1,000,000	
Professional Fees	10,235	$ 1,010,235
Identifiable Assets Acquired		
Inventory	81,747	
Capital Assets	66,900	148,647
Goodwill		$ 861,588

Pursuant to the accounting policy described in Note 1(d), the Company determined that all goodwill at December 31, 2000 should be written down to $1.

As described in Note 2, during the year the Company sold its business, including goodwill.

The accompanying notes form an integral part of these financial statements

g) **Commission Expenses**

Commissions paid to advisors are calculated based on the value of product sales of the advisor's business income centres and are expensed in the accounts of the company when the goods are shipped to the advisor.

h) **Income Taxes**

The Company provides for income taxes using the asset and liability method. This approach recognizes the amount of taxes payable or refundable for the current year, as well as future income tax assets and liabilities for the future tax consequences of events recognized in the financial statements and tax returns. Future income taxes are adjusted to reflect the effects of substantively enacted changes in tax laws or tax rates.

i) **Comparative Figures**

The comparative figures have been reclassified, where necessary, to conform with the presentation adopted for 2001.

2. DISPOSAL OF BUSINESS

Pursuant to an agreement dated May 18, 2001, the Company sold its business effective May 31, 2001 for total consideration of $338,445. The proceeds were satisfied by a note receivable of $128,996, cash consideration of $153,445 and the assumption of $56,004 of liabilities.

The note receivable has been fully paid as at December 31, 2001.

The Company realized a loss on this disposition of $7,137, calculated as follows:

Total Proceeds		$ 338,445
Net Book Value of Assets Sold:		
Inventory	$190,867	
Property and Equipment	141,237	
Goodwill	1	
Other Assets	13,477	345,582
Net Loss on Disposal of Business		$ 7,137

3. PROPERTY AND EQUIPMENT

	2001 $	2000 $
Furniture, Fixtures and Equipment	-	**34,590**
Computer Equipment	-	**33,965**
Computer Software	-	**94,056**
Leasehold Improvements	-	**1,745**
	-	**164,356**

CASH - End of Year	59,938	100,904

CASH IS COMPRISED OF CASH AND SHORT-TERM DEPOSITS.

See accompanying notes.

The accompanying notes form an integral part of these financial statements

ALIVE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001 $	2000 $
OPERATIONS		
Net Loss	(285,989)	**(1,197,773)**
Items not Involving Cash:		
Amortization of Property and Equipment	28,076	**43,160**
Amortization of Goodwill	-	**891,904**
Loss on Disposal of Business	7,137	**-**
	(250,776)	**(262,709)**
Decrease (Increase) in Inventory	71,902	**(154,762)**
Decrease (Increase) in Prepaid Expenses and Sundry Receivables	38,382	**(20,997)**
Increase (Decrease) in Accounts Payable and Accrued Liabilities	(251,212)	**123,590**
Decrease in Deferred Revenue	-	**(28,844)**
CASH EXPENDED ON CONTINUING OPERATIONS	(391,704)	**(343,722)**
FINANCING ACTIVITIES		
Issuance of Common Shares	17,250	**146,150**
Issuance of Special Warrants	-	**990,000**
CASH DERIVED FROM FINANCING ACTIVITIES	17,250	**1,136,150**
INVESTING ACTIVITIES		
Purchase of Property and Equipment - Net	(4,957)	**(149,373)**
Proceeds on Sale of Business	338,445	**-**
Acquisition of Goodwill	-	**(861,588)**
Decrease in Other Assets	-	**3,557**
CASH DERIVED FROM (EXPENDED ON) INVESTING ACTIVITIES	333,488	**(1,007,404)**
CASH EXPENDED ON CONTINUING OPERATIONS	(40,966)	**(214,976)**
CASH DERIVED FROM DISCONTINUED OPERATIONS (note 10)	-	**167,621**
DECREASE IN CASH	(40,966)	**(47,355)**
CASH - Beginning of Year	100,904	**148,259**

The accompanying notes form an integral part of these financial statements

exchange rates; revenue and expenses at average exchange rates during the year. Translation gains or losses are reflected in the income statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Revenue Recognition

Revenue is recognized when the significant risks and rewards of ownership of the goods sold have been transferred to the advisor. The culmination of the earnings process occurs when goods are shipped to the advisor.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Principles of Consolidation

The consolidated financial statements include the accounts of Alive International Inc., and its wholly-owned subsidiaries Alive International Holdings, Inc. and Optima Pharmaceuticals Inc. All significant intercompany balances and transactions have been eliminated.

b) Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined principally on a first-in, first-out basis. Net realizable value is the selling price of the product less provision for normal selling costs.

c) Amortization

Property and equipment are stated at historical cost. Amortization is charged to earnings over the estimated useful life of the asset on the following basis:

Furniture, Fixtures and Equipment	-	Straight-line over five years
Computer Equipment	-	Straight-line over four years
Computer Software	-	Straight-line over three years
Leasehold Improvements	-	Straight-line over the terms of the respective leases

d) Goodwill

Goodwill comprises the unamortized balance of the excess of the cost over the fair value of the identifiable net assets of Alive International Holdings Inc. and Ideal Solutions International at their respective dates of acquisition. These balances are amortized on a straight line basis over periods of 5 years and 20 years respectively. The Company assesses impairment of goodwill by determining whether the unamortized balance can be recovered through undisputed future operating cash flows of the acquired operations over their remaining lives.

e) Foreign Currency Translation

Foreign currency amounts have been translated into Canadian dollars on the following basis: monetary assets and liabilities at the year-end rates of exchange; non-monetary assets and liabilities at historical

ALIVE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001 $	2000 $
SALES	785,960	2,337,818
COST OF SALES	131,502	406,865
GROSS PROFIT	654,458	1,930,953
EXPENSES		
Administrative	523,105	1,183,493
Selling	343,725	928,413
Financial	38,404	81,756
Amortization of Property and Equipment	28,076	43,160
Amortization of Goodwill	-	891,904
	933,310	3,128,726
LOSS BEFORE THE FOLLOWING	(278,852)	(1,197,773)
Loss on Disposal of Business **(Note 2)**	7,137	-
NET LOSS	(285,989)	(1,197,773)
DEFICIT - Beginning of Year	(1,888,765)	(690,992)
DEFICIT - **End of Year**	(2,174,754)	(1,888,765)
BASIC LOSS PER SHARE	(0.04)	(0.16)

See accompanying notes.

The accompanying notes form an integral part of these financial statements

The accompanying notes form an integral part of these financial statements

ALIVE INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2001 AND 2000

	2001 $	2000 $
ASSETS		
CURRENT		
Cash And Short Term Deposits	59,938	**100,904**
Inventory	-	**262,769**
Prepaid Expenses and Sundry Receivables	-	**51,859**
TOTAL CURRENT ASSETS	59,938	**415,532**
PROPERTY AND EQUIPMENT **(Note 3)**	-	**164,356**
GOODWILL **(Note 4)**	-	**1**
TOTAL ASSETS	59,938	**579,889**
LIABILITIES		
CURRENT		
Accounts Payable and Accrued Liabilities	52,400	**303,612**
Net Liabilities from Discontinued Operations **(Note 10)**	29,880	**29,880**
TOTAL LIABILITIES	82,280	**333,492**
SHAREHOLDERS' EQUITY (DEFICIENCY)		
CAPITAL STOCK **(Note 5)**	2,152,412	**2,135,162**
DEFICIT	(2,174,754)	**(1,888,765)**
	(22,342)	**246,397**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)	59,938	**579,889**

See accompanying notes.

Approved by the Board: Director "Charles Kutner" Director "Rocco Serpe"

The accompanying notes form an integral part of these financial statements

Auditors' Report

To the Shareholders of
Alive International Inc.

We have audited the consolidated balance sheets of Alive International Inc. as at December 31, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada
April 3, 2002

"Beallor & Partners LLP"
Chartered Accountants

The accompanying notes form an integral part of these financial statements

ALIVE INTERNATIONAL INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

The accompanying notes form an integral part of these financial statements

(v) Liquidity and Solvency

The Company has a working capital deficiency of $78,087 for the year ended December 31, 2003 compared with a working capital deficiency of $22,342 for the period ended December 31, 2002. The financial statements have been prepared in accordance with Canadian GAAP on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business.

Investor Relations – There were no investor relations arrangements or contracts entered into by the company during the period.

Alive also announced that is has signed a letter of intent to acquire Renaissance Corporation Pty. Ltd. ("Renaissance"), a privately held company.

Renaissance has its registered office in Queensland, Australia. Renaissance the beneficial owner of three mineral exploration properties, known as the Zanthus, Tarrawarra and Mt. Elephant projects, located in Western Australia

The Zanthus project is located in the Dundas Mineral Field in the southeastern part of Western Australia, while the Tarrawarra and Mt. Elephant projects are located in the Ashburton Mineral Field in the northwestern part of the State. The Zanthus project comprises one Exploration Licence within which previous exploration has been successful in identifying a substantial deposit of lignite (i.e. coal).

The Tarrawarra project comprises two non-contiguous Exploration Licences which are considered prospective to host epithermal silver, Irish Style lead zinc, SEDEX, MVT and Carlin type mineralisation. Previous exploration on the project has been successful in identifying zones containing anomalous silver and base mineralisation. Mineralisation identified to date is associated with sub-gossanous and/or manganiferous surface material, the distribution of which parallels the Giralia Fault which is a major extensional growth fault. The Mt. Elephant project comprises two contiguous Exploration Licences that are considered prospective to host gold and base metal mineralisation. Previous exploration on the project area has been successful in locating mineralisation at the Mt. Elephant gossan, and the Green Elephant and East Elephant prospects. The Mt. Elephant gossan crops out as linear ridge 500 metres long and up to 15 metres wide. Rock chip sampling of the gossan has returned results including 29 g/t gold and +10% copper. At the Green Elephant and East Elephant prospects, soil and rock chip sampling have returned results of 848 ppb gold and 4.58% copper.

Under the terms of the proposed transactions, Alive has agreed to issue approximately 38,000,000 common shares to PGM and 16,000,000 to the shareholders of Renaissance. Under the proposed terms of the transactions, PGM will hold approximately 60% of the outstanding shares of Alive, the shareholders of Renaissance will hold approximately 25% of the shares in Alive and the shareholders of Alive will hold the remaining 12%.

The other terms of the proposed transaction, which is not conditional upon financing to be raised, include: (i) authorizing the change of name of Alive; (ii) the continuance of Alive under the laws of the Yukon Territory; (iii) satisfactory due diligence; and (iv) no material adverse change (financial or otherwise) in the business and affairs of Alive and Renaissance.

(iv) Financings, Principal Purposes and Milestones

The Company did not undertake any financings during the period of this report.

BC FORM 51-901F

QUARTERLY REPORT

SCHEDULE C – MANAGEMENT DISCUSSION AND ANALYSIS

ALIVE INTERNATIONAL INC.

PART III FOR THE YEAR ENDED DECEMBER 31, 2002

(i)Description of Business

At December 31, 2002, the Company has no substantive operations. Subsequent to the company's year end, the Company announced a series of transactions. See "Subsequent Events".

(ii)Operations and Financial Condition

The Company reports a loss of $55,745 and cash outflows from operations of $59,924 for the year ended December 31, 2002 compared with a loss of $283,989 and cash outflows from operations of $391,704 for the same period in the previous year.

During the period ended December 31, 2002, no material contracts or commitments were entered into, the Company was without legal proceedings, contingent liabilities, default under debt or other contingent obligations, no management changes were made.

(iii)Subsequent Events

On January 15, 2003, the Company announced that it has entered into an arm's length Letter of Intent with PGM Ventures Corporation (TSX Venture – YPG) ("PGM") to acquire its interest in the Simberi Gold Project located 500 kms ENE of the Papua New Guinea mainland and 75kms NW of Rio Tinto's 650,000 oz/year Lihir gold mine, through a reverse takeover transaction.

The proposed transaction is part of Alive's corporate strategy to improve the company's access to capital markets and better position the company for long term growth

The Simberi mining project currently consists of nine surface oxide gold deposits in close proximity to each other, each of which are underlain by much higher grade refractory sulfide deposits. Management of PGM believes that: (i) there is good potential for expanding the surface oxide resources and (ii) refractory sulfide ore and/or concentrates could be barged to the nearby Lihir gold facility for processing.

(c) Total number of shares in escrow or subject to a pooling agreement;

Escrow shares 1,280,230

5. As at the date of this report, the directors and officers of the company are as follows:

John A. Cerenzia,	President & Director
Rocco Serpe,	Secretary & Director
David Lubotta,	Director

BC FORM 51-901F

QUARTERLY REPORT

SCHEDULE B – SUPPLEMENTARY INFORMATION

ALIVE INTERNATIONAL INC.

PART II FOR THE YEAR ENDED DECEMBER 31, 2002

1. For the current fiscal year-to-date:

Breakdown of amounts presented in the financial statements for the following: expenses and any other material expenses reported in the income statement and any other material costs presented in the balance sheet.

As disclosed separately in Schedule A – Financial Statements.

2. For the current fiscal year-to-date

There were no related party transactions during the period.

3. For the current fiscal year-to-date:

(a) Summary of securities issued during the period:

No securities were issued during the period.

(b) Summary of options granted during the period: Nil

4. As at December 31, 2002

(a) Summary of share capital:

Authorized Unlimited number of common shares
Unlimited number of 9% non-cumulative, participating, redeemable preference shares

(c) Issued and outstanding

	Number	$
Issued	7,548,110	1,162,412
Special Warrants	500,000	990,000

(b) Summary of options, warrants and convertible securities outstanding: Nil

FORM 51-901F (FORMERLY FORM 61)
QUARTERLY REPORT

INCORPORATED AS PART OF	***Schedules A, B and C***

ISSUER DETAILS

NAME OF ISSUER	***Alive International Inc.***
ISSUER ADDRESS	*Suite 800, 366 Bay Street, Toronto, Ont., Can., M5H 4B2*
ISSUER PHONE NUMBER	*416-304-1932*
ISSUER FAX NUMBER	*416-304-0240*
WEBSITE ADDRESS	n/a
CONTACT E-MAIL ADDRESS	*albaum_law@hotmail.com*
CONTACT PERSON	*Lorne H. Albaum*
CONTACT'S POSITION	*Counsel*
CONTACT PHONE NUMBER	*416-304-1932*
FOR QUARTER ENDED	***December 31, 2002***
DATE OF REPORT	*May 19, 2003*

CERTIFICATE

SCHEDULES A, B AND C REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED, AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

John Cerenzia	*"John Cerenzia"*	*May 19, 2003*
NAME OF DIRECTOR	SIGNED	DATE SIGNED
Rocco Serpe	*"Rocco Serpe"*	*May 19, 2003*
NAME OF DIRECTOR	SIGNED	DATE SIGNED

ALIVE INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(b) Private Placement:

On April 11, 2003 the Company closed a private placement whereby 6,703,721 common shares were sold at a price of US$0.10 per share for aggregate proceeds of US$670,372. The Company paid a finder's commission equal to 10% of the gross proceeds. The securities issued in connection with this private placement are subject to a hold period until April 10, 2004 unless the securities are distributed under an exemption from the prospectus requirements of the Securities Act (Ontario). Conditional approval from the TSX Venture Exchange in connection with the closing of the private placement has been obtained by the Company.

b) Loss (Before the loss on disposal of business) by Geographic Area

Canada	54,664	64,287
United States of America	1,081	214,565
	55,745	278,852

c) Assets by Geographic Area

Canada	14	-
United States of America	-	59,938
	14	59,938

7. Net liabilities from discontinued operations:

Net liabilities from discontinued operations represent amounts that are owing by an inactive subsidiary that were guaranteed by the Company.

8. Subsequent events:

(a) Proposed acquisitions:

On December 20, 2002 the Company signed a letter of intent with PGM Ventures Corporation ("PGM") to acquire its interest in the Simberi Gold Project located 500 kms East North East of the Papua New Guinea Mainland, through a reverse takeover transaction. The Simberi mining project currently consists of nine surface oxide gold deposits in close proximity to each other.

The Company has also signed a letter of intent to acquire Renaissance Corporation Pty. Ltd. ("Renaissance"), a privately held company, on January 9, 2003. Renaissance has its registered office in Queensland, Australia and is the beneficial owner of three mineral exploration properties known as the Zanthus, Tarrawarra and Mt. Elephant projects, located in Western Australia.

Under the terms of these agreements the Company will issue approximately 38,000,000 common shares to PGM and 16,000,000 to shareholders of Renaissance. After the transactions, PGM will hold approximately 60%, Renaissance will hold approximately 25% and shareholders of the Company will hold the remaining 12% of the outstanding shares of the Company.

Completion of these agreements is contingent upon completion of due diligence, finalizing a formal agreement, and receipts of shareholder and regulatory approval.

3. Capital stock (continued):

(c) Warrants

On January 26, 1999, 526,455 common share purchase warrants were issued as part of the Company's initial public offering. Each warrant entitled the holder to purchase one common share for $1.50 at any time on or before January 31, 2001. The Company assigned no value to these warrants. During fiscal year 2000, 63,500 warrants were exercised for proceeds of $95,250. During the prior year an additional 11,500 warrants were exercised for proceeds of $17,250. At January 31, 2001, the remaining 451,455 common share purchase warrants expired unexercised.

(d) Stock options

On May 24, 2000, this stock option plan was amended to increase the aggregate number of common shares authorized for issuance under the Stock Option Plan to 3,500,000 from 1,000,000. Under the Stock Option Plan, eligible persons could, at the discretion of the Board of Directors, be granted options to acquire common shares at an exercise price to be fixed by the Board of Directors but not less than the market price of the common shares on the day immediately preceding the day on which the option was granted. Options were non-transferable except in connection with the death of the optionee and had a maximum term of ten years from the date of the grant.

As at December 31, 2002 and 2001 there are no options outstanding.

(e) Escrowed Shares

As at December 31, 2000, 2,987,201 common shares were held in escrow. During the year ended December 31, 2002, 853,486 shares were released from escrow (2001 - 853,485). The balance of shares held in escrow as at December 31, 2002 is 1,280,230 which can be released on October 22, 2003.

4. Related Party transactions:

A former director of the Company also acted as the Company's legal counsel. The Company has incurred fees totalling $35,000 (2001 - $11,000) which is included in administrative expense during the current year.

5. Income tax loss carry-forwards:

The Company has incurred tax losses of approximately $1,010,000 which may be used to reduce future taxable income. The potential benefit of these losses, have not been recognized in these financial statements.

6. Segmented information:

a) Sales by Geographic Area	2002	2001
Canada	$ -	$ 346,584
United States of America	-	439,376
	-	785,960

ALIVE INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

3. Capital stock:

(a) Capital stock

Capital stock is comprised of :

	Number of Shares	2002	2001
Common shares	7,548,110	$ 1,162,412	$ 1,162,412
Special warrants	500,000	990,000	990,000
		$ 2,152,412	$ 2,152,412

The Company is authorized to issue an unlimited number of the following classes of shares:

Common shares

Preference shares, 9%, non-cumulative, participating, redeemable

(b) Common shares

	Note	Number of shares	Value
Balance December 31, 2000		7,536,610	1,145,162
Exercise of warrants	3 (c)	11,500	17,250
Balance at December 31, 2002 and 2001		7,548,110	1,162,412

On January 26, 1999 the Company established a stock option plan for its Board of Directors, officers, full-time employees, distributors and consultants of the Company and its subsidiaries.

ALIVE INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1. Summary of significant accounting policies (Continued):

(g) Financial instruments:

The company's financial instruments recognized in the balance sheet consists of cash and current liabilities. The fair value of these financial instruments approximate their carrying value due to the short maturity or current market rate associated with these instruments.

2. Disposal of business:

Pursuant to an agreement dated May 28, 2001, the Company sold its business effective May 31, 2001 for total consideration of $338,445. The proceeds were satisfied by a note receivable of $128,996, cash consideration of $153,445 and assumption of $56,004 of liabilities.

The note receivable has been fully paid as at December 31, 2001.

The Company realized a loss on this disposition of $7,137 calculated as follows:

Total Proceeds		$ 338,445
Net Book Value of Assets Sold:		
Inventory	$ 190,867	
Capital assets	141,237	
Goodwill	1	
Other assets	13,477	
		345,582
Net Loss on disposal of business		$ (7,137)

ALIVE INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1. Summary of significant accounting policies:

(a) Principles of Consolidation

The consolidated financial statements include the accounts of Alive International Inc., and its wholly-owned subsidiaries Alive International Holdings, Inc. and Optima Pharmaceuticals Inc. All significant intercompany balances and transactions have been eliminated.

(b) Foreign Currency Translation

Foreign currency amounts have been translated into Canadian dollars on the following basis: monetary assets and liabilities at the year-end rates of exchange; non-monetary assets and liabilities at historical exchange rates; revenue and expenses at average rates during the year. Translation gains or losses are reflected in the income statements.

(c) Earnings per share:

Effective January 1, 2001, the Company adopted the new recommendations of the CICA Handbook section 3500, Earning per Share ("EPS"). The revised section requires the presentation of both basic and fully diluted EPS on the face of the income statement regardless of the materiality of the difference between them. In addition, the new recommendations require the use of the treasury stock method to compute the dilutive effects of options, warrants and similar instruments as opposed to the previous method used which was the imputed earnings approach. The section also requires the disclosure of a reconciliation of the calculation of basic and fully diluted EPS. The new recommendations have had no effect on earnings per share disclosure in the current or prior years.

(d) Stock-based compensation plans:

Effective January 1, 2002, the Company adopted the recommendations of CICA Handbook Section 3870, Stock based compensation and other stock-based payments. This new standard requires that direct awards of stock and liabilities based on the price of common stock be measured at fair value at each reporting date, with the change in fair value reported in the statements of income and encourages, but does not require, the use of the fair value method for all other types of stock-based compensation plans. None of the Company's plans qualify as direct awards of stock or as plans that create liabilities based on the price of the company's stock, and as a result, the implementation of the section has no impact on the financial statements. The Company has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro-forma information for options granted after January 1, 2002. The Company has not issued any options subsequent to January 1, 2002 and therefore no further disclosure is required. The Company records no compensation expense when options are issued to employees. Any consideration paid by employees on the exercise of the options is credited to capital stock.

(e) Income taxes

The Company provides for income taxes using the asset and liability method. This approach recognizes the amount of taxes payable or refundable for the current year, as well as future income tax assets and liabilities for the future tax consequences of events recognized in the financial statements and tax returns. Future income taxes are adjusted to reflect the effects of substantively enacted changes in tax laws or tax rates.

(f) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

ALIVE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash was provided by (used in) the following activities:		
Operating:		
Net loss for the year	$ (55,745)	$ (285,989)
Add: Items not requiring an outlay of cash:		
Amortization	-	28,076
Loss on disposal of business	-	7,137
	(55,745)	(250,776)
Decrease in inventory	-	71,902
Decrease in prepaids and sundry receivables	-	38,382
Decrease in accounts payable and accrued liabilities	(4,179)	(251,212)
	(59,924)	(391,704)
Investing:		
Purchase of capital assets	-	(4,957)
Proceeds from sale of business *(Note 2)*	-	338,445
	-	333,488
Financing:		
Issuance of common shares *(Note 3(c))*	-	17,250
Net change in cash during the year	(59,924)	(40,966)
Cash, beginning of year	59,938	100,904
Cash, end of year	$ 14	$ 59,938

The accompanying notes form an integral part of these consolidated financial statements

NOVAKING PTY LTD

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE PERIOD FROM INCORPORATION, 11 MARCH TO 23 MAY 2003

		Notes	Consolidated 23 May 2003	Company 23 May 2003
			$	
	Revenue from ordinary activities		-	-
	Administration expenses		-	-
	(g) Loss from ordinary activities before income tax		-	-
	Income tax attributable to ordinary activities		-	-
	(h)			
	(i) Loss from ordinary activities after income tax		-	-
9	Profit on extraordinary items		25,132	-
	Income tax attributable to extraordinary items		-	-
	Profit from extraordinary items after income tax		25,132	-
	Profit from ordinary activities and extraordinary items after income tax		25,132	-
	Changes in equity other than those resulting from transactions with owners as owners		25,132	-

These accounts are to read in conjunction with the attached Notes to and forming part of the accounts.

NOVAKING PTY LTD

PART X STATEMENT OF FINANCIAL POSITION

AS AT 23 MAY 2003

	Note	Consolidated 23 May 2003 $	Company 23 May 2003 $
A.CURRENT ASSETS			
B.Cash			
C.Receivables	3		
D.TOTAL CURRENT ASSETS			
E.NON CURRENT ASSETS			
F.Exploration expenditure	5	25,259	
G.Investments	4		
H.TOTAL NON CURRENT ASSETS		25,259	
I.TOTAL ASSETS		25,532	
J.NET ASSETS		25,532	
K.			
L.EQUITY			
M.Contributed equity	6	400	
N.Accumulated Profits		25,132	
O.TOTAL EQUITY		25,532	

Approved on behalf of the Board

Signed "C. Reindler"
Sole Director

These accounts are to read in conjunction with the attached Notes to and forming part of the accounts.

NOVAKING PTY LTD

NOTES TO AND FORMING PART OF THE ACCOUNTS

FOR THE PERIOD ENDED 23 MAY 2003

1. STATEMENT OF ACCOUNTING POLICIES

Financial Reporting Framework

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Law, applicable Accounting Standards, and Urgent Issue Group Consensus Views, and complies with the other requirements of the law.

The financial report has been prepared on the basis of historical cost and except where stated does not take into account changing monetary values or current valuations of non-current assets. Cost is based on the fair values of consideration given in exchange for assets.

Significant Accounting Policies

Accounting policies are selected and applied in a manner that ensures that the resultant financial information satisfies the concepts of relevance and reliability, thereby, ensuring that the substance of the underlying transactions and other events is reported. The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(a) Exploration, Evaluation and Development Costs

Exploration, evaluation and development expenditure in relation to separate areas of interest for which rights of tenure are current, are brought to account in the year in which they are incurred and are carried at cost.

The cost of acquisition of an area of interest and exploration expenditure will be carried forward as an asset in the balance sheet where:

(i) it is expected that the expenditure will be recovered through the successful development and exploitation of an area of interest or by its sale; or
(ii) exploration activities are continuing in an area and activities have not reached a stage which permits a reasonable estimate of the existence or otherwise of economically recoverable reserves.

Should a project or an area of interest be abandoned, the expenditure will be written off in the year in which the decision is made. Where there has been a decision to proceed with development, accumulated expenditure will be amortised over the life of the associated resource once mining operations have commenced.

(b) Interests in Joint Ventures

The company's interest in joint ventures is brought to account by including the appropriate proportions of the relevant assets, liabilities and costs of the joint venture into the respective categories in the accounts of the company.

NOVAKING PTY LTD

NOTES TO AND FORMING PART OF THE ACCOUNTS

AS AT 23 MAY 2003.

1. STATEMENT OF ACCOUNTING POLICIES (CONTINUED)

(c) Going Concern

The company has prepared the financial statements on the basis that it is a going concern. This means that the company and the consolidated entity will be able to continue to meet its debts and obligations as and when they fall due. The company has made this assumption based upon receipt of an acknowledgment from its shareholders that they will continue to provide financial support.

(d) Income Tax

Tax effect accounting principles have been adopted whereby income tax expense has been calculated on pre-tax accounting profit after adjustment for permanent differences.

The future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit can be regarded as virtually certain of realisation. Income tax on net cumulative timing differences is set aside to deferred income tax and future tax benefit accounts at current rates.

(e) Goods and services tax

Revenues, expenses, liabilities and assets are recognised net of the amount of goods and services tax (GST), except:

i)where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or
ii)for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

	Consolidated 23 May 2003 $	Company 23 May 2003 $

NOVAKING PTY LTD

NOTES TO AND FORMING PART OF THE ACCOUNTS

AS AT 23 MAY 2003

2. INCOME TAX

As at 23 May 2003 tax losses and allowable exploration expenditure against which future taxable income may be offset is approximately $25,259. The future income tax benefit arising from tax losses has not been recognised as an asset because recovery is not virtually certain.

The taxation benefit will only be obtained if:

(i) the company derives assessable income of a nature and of an amount sufficient to enable the benefit from the deductions to be realised;

(ii) the company continues to comply with the conditions for deductibility imposed by the law; and

(iii) no changes in the tax legislation adversely affect the company in realising the benefit from the deductions.

3. CURRENT RECEIVABLES

Other debtors – TFN withholding credits	205	-
	205	-

4. INVESTMENTS

	Consolidated	Company
	23 May 2003	23 May 2003
	$	$
Controlled entity, at cost (a)	-	400
	-	400

(a)Investment in Controlled Entity

Name of Company	Book Value in the Parent Entity
Renaissance Pty Ltd (Acquired 12 May 2003) (Incorporated on 29 June 1995 in Western Australia)	400

NOVAKING PTY LTD

NOTES TO AND FORMING PART OF THE ACCOUNTS

AS AT 23 MAY 2003.

5. EXPLORATION EXPENDITURE

	Consolidated	Company
	23 May 2003	23 May 2003
	$	$
Mineral exploration tenements at cost		
Opening balance	-	-
Expenditure acquired with acquisition of controlled entity	25,259	-
	25,259	-
Less: exploration written off	-	-
	25,259	-

The value of the mineral exploration expenditure is dependent upon:

(i)the continuance of the economic entity's rights to tenure of the areas of interest;
(ii)the results of future exploration; and
(iii)the recoupment of costs through the formalisation of the economic entity's interests, successful development and exploitation of areas of interest, or alternatively by their sale.

The economic entities exploration properties may be subject to claim(s) under native title or certain sacred sites or sites of significance to Aboriginal people. As a result, exploration properties or areas within the tenements maybe subject to exploration and/or mining restrictions. At the date of this report management is not aware of any such claims which may effect exploration activity.

6. CONTRIBUTED EQUITY

Issued share capital		
400 Ordinary fully paid shares	400	400

7. CONTINGENT LIABILITIES

The directors are of the opinion that there are no contingent liabilities as at the date of this report.

8. SUBSEQUENT EVENTS

No matters of significance have occurred since period end which have a material affect on these financial statements.

9.PROFIT FROM EXTRAORDINARY ITEM

Subsequent to acquisition by Novaking Pty Ltd. previous shareholders and supporters of Renaissance Pty Ltd have agreed to forgive amounts owing to them. By a deed dated 23 May 2003 amounts previously contributed have been forgiven. Accordingly a profit has been recorded in the Profit and Loss account of Renaissance Pty Ltd.

Novaking Pty Ltd and controlled entity Renaissance Corporation Pty Ltd
Special purpose audit report to the members of Novaking Pty Ltd

SCOPE

We have audited these special purpose financial reports of Novaking Pty Ltd and its controlled entity for the period ended 23rd May 2003.

The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entity it controlled at the year's end or from time to time during the financial year. The company's director is responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the special purpose financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the special purpose financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the special purpose financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.
The audit opinion expressed in this report has been formed on the above basis.

AUDIT OPINION

In our opinion, the special purpose financial report of Novaking Pty Ltd and its controlled entity Renaissance Corporation Pty Ltd is in accordance with:

a) the Corporations Law, including:

i) giving a true and fair view of the company's and consolidated entity's financial position as at 23rd May 2003 and of their performance for the year ended on that date; and

ii)complying with Accounting Standards and the Corporations Regulations; and

b)other mandatory professional reporting requirements.

Signed: "David Coote"
2.Chartered Accountant

DW Coote
5th June 2003

SCHEDULE 4
FINANCIAL STATEMENTS OF NOVAKING

SCHEDULE 5
PRO FORMA FINANCIAL STATEMENTS

ALIVE INTERNATIONAL INC.

PRO-FORMA BALANCE SHEET

DECEMBER 31, 2003

UNAUDITED-SEE COMPILATION REPORT

Wasserman Ramsay

Chartered Accountants

5110 Yonge Street, Suite 2250 Toronto, Ontario Canada M2N 6L7
Tel. (416) 226 4631 Fax (416) 226 9362
email: [illegible]

COMPILATION REPORT

We have reviewed, as to compilation only, the accompanying pro forma balance sheet of Alive International Inc. as at December 31, 2003 which has been prepared for inclusion in the information circular relating to the acquisition of certain mining properties. In our opinion, the pro forma balance sheet has been properly compiled to give effect to the proposed transactions and assumptions described in the notes thereto.

Toronto, Ontario

February 2, 2004

Wasserman Ramsay

Chartered Accountants

ALIVE INTERNATIONAL INC.

PRO-FORMA BALANCE SHEET - DECEMBER 31, 2003

UNAUDITED-SEE COMPILATION REPORT

	Alive International Inc.	Novaking Pty. Ltd.	2034879 Ontario Ltd.	Pro-forma Adjustments (i)	pro-forma
ASSETS					
Current:					
Cash	$ 13,204	$ -	$ 532,234	$ 3,053,865	$ 3,599,303
Other receivables	9,825	199	9,257	-	19,281
Prepaid expenses	6,752	-	-	-	6,752
Advance Alive	-	-	40,086	(40,086)	-
	29,781	199	581,577	3,013,779	3,625,336
Prepaid transaction costs	89,682	-	-	(89,682)	-
Mineral resource properties	-	24,580	1,799,483	885,870	2,709,933
Advances to PGM	885,870	-	-	(885,870)	-
Prepaid financing costs	-	-	60,010	-	60,010
Cash held in escrow	-	-	3,203,865	(3,203,865)	-
	$ 1,005,333	$ 24,779	$ 5,644,935	$ (279,768)	$ 6,395,279
LIABILITIES					
Current:					
Accounts payable and accrued liabilities	$ 63,301	$ -	$ 162,946	$ (40,086)	$ 186,161
Net liabilities from Discontinued Operations	29,880	-	-	-	29,880
Due to parent corporation	-	-	715,958	-	715,958
	93,181	-	878,904	(40,086)	$ 931,999
SHAREHOLDERS' EQUITY					
Capital stock	3,231,779	389	1,643,291	(3,231,779)	1,643,680
Shares subject to issuance	-	-	3,500,000	-	3,500,000
Retained earnings (deficit)	(2,319,627)	24,390	(377,260)	2,992,097	319,600
	912,152	24,779	4,766,031	(239,682)	5,463,280
	$ 1,005,333	$ 24,779	$ 5,644,935	$ (279,768)	$ 6,395,279

(i) see Notes 1 and 2 to the Unaudited Pro-forma Balance Sheet

Approved on behalf of the Board:

(signed) John Cerenzia, Director　　　　(signed) Rocco Serpe, Director

The accompanying notes form an integral part of this pro-forma balance sheet

ALIVE INTERNATIONAL INC.

NOTES TO PRO-FORMA FINANCIAL STATEMENTS

DECEMBER 31, 2003

UNAUDITED-SEE COMPILATION REPORT

1. Financial statements:

The pro-forma balance sheet has been prepared based on the unaudited consolidated balance sheet of Alive International Inc. ("Alive") as at September 30, 2003, the audited consolidated balance sheet of Novaking Pty. Ltd. ("Novaking") as at December 31, 2003, the audited consolidated financial statements of 2034879 Ontario Limited ("2034879") at December 31, 2003. In the opinion of the management of the Company, this pro-forma balance sheet includes all adjustments necessary for the presentation in accordance with Canadian generally accepted accounting principles. The pro-forma balance sheet may not be indicative of the financial position that actually would have occurred if the events reflected therein had been in effect on the dates indicated, nor of the financial position which may be obtained in the future.

2. Acquisition:

The pro-forma balance sheet has been prepared to show the effect of the proposed transactions between Alive, Novaking and 2034879 as follows:

- Alive will issue 40,000,000 common shares to acquire the rights to certain mineral properties owned by 2034879. In addition, Alive will issue 16 million common shares to acquire a 100% interest in Novaking. The above-noted transactions constitute a reverse takeover of Alive. Alive is an non-operating public enterprise with nominal net non-monetary assets and does not meet the definition of a business in CICA Handbook EIC 124, therefore the proposed reverse takeover transactions do not constitute a business combination under the provisions of EIC-10. Accordingly, the transactions have been accounted for as capital transactions rather than business combinations. As required by EIC-10, the net assets of Alive have been transferred to the retained earnings of the combined enterprise and no goodwill or other intangible assets related to the value of Alive have been recognized.

- Expenses of the transaction in the amount of $239,682 have been charged to retained earnings. This is made up of $89,682 paid to date as well as a provision for a further $150,000 in expenses.

In addition, the proforma balance sheet reflects the closing of the financing by 2034879, and therefore the transfer of the cash held in escrow, concurrent with the closing of the acquisitions noted above.

The issued and outstanding capital stock of the Company after the proposed transactions noted above will consist of 91,881,831 common shares and 500,000 special warrants. In addition, the Company will have 20,000,000 share purchase warrants outstanding..

The proposed transactions are subject to shareholder and TSX Venture Exchange approval.

SCHEDULE 6
SECTION 185 OF THE *BUSINESS CORPORATIONS ACT* (ONTARIO)

185. (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c) amalgamate with another corporation under sections 175 and 176;

(d) be continued under the laws of another jurisdiction under section 181; or

(e) sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent. R.S.O. 1990, c. B.16, s. 185 (1).

Idem

(2) If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a) clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b) subsection 170 (5) or (6). R.S.O. 1990, c. B.16, s. 185 (2).

Exception

(3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986. R.S.O. 1990, c. B.16, s. 185 (3).

Shareholder's right to be paid fair value

(4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted. R.S.O. 1990, c. B.16, s. 185 (4).

No partial dissent

(5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (5).

Objection

(6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent. R.S.O. 1990, c. B.16, s. 185 (6).

Idem

(7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6). R.S.O. 1990, c. B.16, s. 185 (7).

Notice of adoption of resolution

(8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection. R.S.O. 1990, c. B.16, s. 185 (8).

Idem

(9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights. R.S.O. 1990, c. B.16, s. 185 (9).

Demand for payment of fair value

(10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a) the shareholder's name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares. R.S.O. 1990, c. B.16, s. 185 (10).

Certificates to be sent in

(11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent. R.S.O. 1990, c. B.16, s. 185 (11).

Idem

(12) A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section. R.S.O. 1990, c. B.16, s. 185 (12).

Endorsement on certificate

(13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (13).

Rights of dissenting shareholder

(14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b) the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c) the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8),

in which case the dissenting shareholder's rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee. R.S.O. 1990, c. B.16, s. 185 (14).

Offer to pay

(15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a) a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (15).

Idem

(16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms. R.S.O. 1990, c. B.16, s. 185 (16).

Idem

(17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if

the corporation does not receive an acceptance thereof within thirty days after the offer has been made. R.S.O. 1990, c. B.16, s. 185 (17).

Application to court to fix fair value

(18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (18).

Idem

(19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow. R.S.O. 1990, c. B.16, s. 185 (19).

Idem

(20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19). R.S.O. 1990, c. B.16, s. 185 (20).

Costs

(21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders. R.S.O. 1990, c. B.16, s. 185 (21).

Notice to shareholders

(22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a) has sent to the corporation the notice referred to in subsection (10); and

(b) has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions. R.S.O. 1990, c. B.16, s. 185 (22).

Parties joined

(23) All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application. R.S.O. 1990, c. B.16, s. 185 (23).

Idem

(24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (24).

Appraisers

(25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (25).

Final order

(26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b). R.S.O. 1990, c. B.16, s. 185 (26).

Interest

(27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment. R.S.O. 1990, c. B.16, s. 185 (27).

Where corporation unable to pay

(28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (28).

Idem

(29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders. R.S.O. 1990, c. B.16, s. 185 (29).

Idem

(30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of **its liabilities. R.S.O. 1990, c. B.16, s. 185 (30).**

Court order

(31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission. 1994, c. 27, s. 71 (24).

Commission may appear

(32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation. 1994, c. 27, s. 71 (24).

SCHEDULE 7
ARTICLES OF CONTINUANCE

YUKON
JUSTICE

BUSINESS CORPORATIONS ACT

(Section 190)

Form 3-01
ARTICLES OF CONTINUANCE

1. Name of Corporation:

   SIMBERI GOLD CORPORATION

2. The classes and any maximum number of shares that the Corporation is authorized to issue:

   UNLIMITED NUMBER OF COMMON SHARES
   UNLIMITED NUMBER OF PREFERENCE SHARES

3. Restrictions, if any, on share transfers:

   None

4. Number (or minimum or maximum number) of Directors:

   Minimum of 3 and maximum of 10.

5. Restrictions, if any, on businesses the Corporation may carry on:

   None

6. If change of name effected, previous name:

   N/A

7. Details of incorporation:

---

8. Other provisions if any:

Shareholder meetings may be held in the following municipalities outside of the Yukon Territory: Vancouver, British Columbia, Toronto, Ontario or London, England or such other place or places as the directors may determine from time to time in their absolute discretion.
The number of directors of the Corporation shall be determined from time to time as follows:

a. where directors are to be elected at a meeting of shareholders, the number shall be determined by resolution of the board of directors and set out in the notice calling the meeting of shareholders; and

b. where directors are to be elected by way of a written resolution of shareholders, the number shall be set out in the resolution;

provided that the number of directors may not be less than the minimum number nor more than the maximum number of directors set out in the articles.

9. Date:	Signature:	Title:

SCHEDULE 8
BY-LAW NO. 1

A By-Law relating generally to the transaction of the business and affairs of

ALIVE INTERNATIONAL INC.

CONTENTS

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of

ALIVE INTERNATIONAL INC.

(the "Corporation") as follows:

1.01 Definitions

In the by-laws of the Corporation, unless the context otherwise requires:

"Act" means the Business Corporations Act of the Yukon Territory and any statute that may be substituted therefor, as from time to time amended;

"appoint" includes "elect" and vice versa;

"articles" means the articles attached to the Certificate of Incorporation of the Corporation as from time to time amended or restated;

"board" means the board of Directors of the Corporation;

"by-laws" mean this by-law and all other by-laws of the Corporation from time to time in force and effect;

"meeting of the Shareholders" includes an annual meeting of shareholders and a special meeting of shareholders;

"special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

"non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act Yukon Territory;

"ordinary resolution" means a resolution passed by a majority of the votes cast by the shareholders who voted, either in person or by proxy, in respect of the resolution;

"recorded address" means in the case of a shareholder his address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there is more than one; and in the case of a director, officer, auditor or member of a committee of the board, his latest address as recorded in the records of the Corporation;

"signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by Clause 2.03 or by a resolution passed pursuant thereto.

Save as aforesaid, words and expressions defined in the Act have the same meaning when used herein; and words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders, and words importing persons include individuals, bodies corporate, partnerships, trust and unincorporated organizations.

SECTION TWO
BUSINESS OF THE CORPORATION

2.01 Registered Office, Records Office and Address for Service

Until changed in accordance with the Act, the registered office of the Corporation, the designated records office (if separate from the registered office) of the Corporation and the post office box (if any) designated as the address for service upon the Corporation by mail shall initially be at the address or addresses in the Yukon Territory specified in the notice thereof filed with the articles and thereafter as the board may from time to time determine.

2.02 Financial Year

The financial year of the Corporation shall end on such date in each year as the board may from to time by resolution determine.

2.03 Execution of Instruments

Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by at least one person holding the office of chairman, chief financial officer, director, secretary, treasurer, assistant secretary or assistant treasurer or any other office created by by-laws or by resolution of the board. In addition, the board may from time to time direct the manner in which the person or persons by whom any particular instrument or class of instrument may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same.

2.04 Banking Arrangements

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe or authorize.

2.05 Voting Rights in Other Bodies Corporate

The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board, or failing the board, the signing officers of the Corporation, may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

SECTION THREE
BORROWING AND SECURITY

3.01 Borrowing Power

Without limiting the borrowing powers of the Corporation as set forth in the Act, but subject to the articles the board may from time to time on behalf of the Corporation, without authorization of the shareholders:

(a) borrow money upon the credit of the Corporation in such amounts and on such terms as may be deemed expedient by obtaining loans or advances or by way of overdraft or otherwise;

(b) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured, for such sums and at such prices as may be deemed expedient;

(c) to the extent permitted by the Act, give a guarantee on behalf of the Corporation to secure performance of any past, present or future indebtedness, liability or obligation of the Corporation, present or future; and

(d) delegate to a committee of the board, a director or an officer of the Corporation all or any of the powers conferred aforesaid or by the Act to such extent and in such manner as the directors may determine.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

SECTION FOUR
DIRECTORS

4.01 Number of Directors and Quorum

Until changed in accordance with the Act, the board shall consist of not less than the minimum and not more than the maximum number of directors provided in the articles. Subject to Clause 4.09, the quorum for the transaction of business at any meeting of the board shall consist of a majority of the directors.

4.02 Qualification

No person shall be qualified for election as a director if he is less than nineteen years of age; if he is a minor as defined in the Age of Majority Act (Yukon Territory); if he is a mentally disordered person as defined in the Mental Health Act (Yukon Territory); if he has been found to be a person of unsound mind by a court elsewhere than in the Yukon Territory; if he is not an individual; or if he has the status of a bankrupt. A director need not be a shareholder.

4.03 Consent to Act

A person who is elected or appointed a director is not a director unless:

(a) he was present at the meeting when he was elected or appointed and did not refuse to act as a director, or

(b) if he was not present at the meeting when he was elected or appointed, he consented to act as director in writing before his election or appointment or within 10 days after it, or he has acted as a director pursuant to the election or appointment.

4.04 **Election and Term**

Subject to the Articles and the Act, Shareholders of the Corporation shall, by ordinary resolution at the first meeting of shareholders and at each succeeding annual meeting at which an election of directors is required, elect directors to hold office for a term not expiring later than the close of the next annual meeting of shareholders following the election. At each annual meeting of shareholders, all directors whose term of office has expired or then expires shall retire but, if qualified, shall be eligible for re-election. A director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following his election. Notwithstanding the foregoing, if directors are not elected at a meeting of shareholders, the incumbent directors continue in office until their successors are elected. The number of directors to be elected at any such meeting shall be the number of directors whose term of office has expired or expires unless the directors or the shareholders otherwise determine. It is not necessary that all the directors elected at a meeting of shareholders hold office for the same term. If the articles so provide, the directors may, between annual meetings of shareholders, appoint one or more additional directors of the Corporation to serve until the next annual meeting of shareholders, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

4.05 **Removal of Directors**

Subject to the provisions of the Act, the shareholders may by ordinary resolution passed at a special meeting remove any director or directors from office and the vacancy created by such removal may be filled at the same meeting failing which it may be filled by the directors.

4.06 **Vacation of Office**

A director ceases to hold office when: he dies; he is removed from office by the shareholders; he ceases to be qualified for election as a director; or his written resignation is sent or delivered to the Corporation; or if a time is specified in such resignation, at the time so specified, whichever is later.

4.07 **Vacancies**

Subject to the Act, a quorum of the board may fill a vacancy in the board. In the absence of a quorum of the board, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and if they fail to call such meeting or if there are no directors then in office, any shareholder may call the meeting.

4.08 **Action by the Board**

The board shall manage the business and affairs of the Corporation. Subject to the articles, the powers of the board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all the directors who would be entitled to vote on the resolution at a meeting of the board. Where there is a vacancy in the board, a quorum of directors may exercise all the powers of the board.

4.09 **Meeting by Telephone**

A director may participate in a meeting of the board or of a committee of the board by means of telephone or other communications facilities that permit all persons participating in the meeting to hear each other, and a director participating in a meeting by those means is deemed to be present at the meeting.

4.10 Calling of Meetings

Meetings of the board shall be held at such time and at such place as the board, the chairman of the board, the managing director, the president or any two directors, may determine.

4.11 Notice of Meeting

Notice of the time and place of each meeting of the board shall be given in the manner provided in Clause 13.01 to each director not less than 48 hours before the time when the meeting is to be held. A Notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting, except where the Act requires such purpose or business to be specified including any proposal to:

(a) submit to the shareholders any question or matter requiring approval of the shareholders;

(b) fill a vacancy among the directors or in the office of auditor;

(c) issue securities;

(d) declare dividends;

(e) purchase, redeem or otherwise acquire shares of the corporation;

(f) pay a commission for the sale of shares of the Corporation;

(g) approve a management proxy circular;

(h) approve any annual financial statements; or

(i) adopt, amend or repeal by-laws.

A director may in any manner waive notice of or otherwise consent to the meeting of the board; and attendance of a director at a meeting of directors is a waiver of notice of the meeting, except when a director attends a meeting for the express purpose of objecting to the transaction of business on the grounds that the meeting is not lawfully called.

4.12 First Meeting of New Board

Provided a quorum of directors is present, the board may without notice hold a meeting immediately following an annual meeting of shareholders.

4.13 Adjourned Meeting

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

4.14 Regular Meeting

The board may from time to time appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, or forthwith after such director's appointment, whichever is later, but no other notice shall be required for any such regular meeting except where the Act or this by-law requires the purpose thereof or the business to be transacted thereat to be specified.

4.15 Chairman

The Chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, managing director, president or a vice-president (in order of seniority). If no such officer is present, the directors present shall choose one of their number to be chairman.

4.16 Votes to Govern

At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall be entitled to a second or casting vote.

4.17 Remuneration and Expenses

The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

SECTION FIVE
COMMITTEES

5.01 Committee of Directors

The board may appoint a committee of directors, however designated, and delegate to such committee any of the powers of the board except those which, under the Act, a committee of directors has no authority to exercise.

5.02 Transaction of Business

The powers of a committee of directors may be exercised by meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on the resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Canada.

5.03 Procedure

Unless otherwise determined by the board, each committee shall have the power to fix its quorum, to elect its chairman and to regulate its procedure.

SECTION SIX
OFFICERS

6.01 Appointment

Subject to the articles the board may from time to time appoint a president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. One person may hold more than one office. The board may specify the duties of, and, in accordance with this by-law and subject to the Act, delegate powers to manage the business and affairs of the Corporation to such officers.

6.02 Chairman of the Board

The chairman of the board, if any, or in his absence, the president, shall preside as chairman at every meeting of the directors, or if there is no chairman of the board or neither the chairman of the board nor the president is present within fifteen minutes of the time appointed for holding the meeting or is willing to act as chairman or, if the chairman of the board if any, and the president have advised the secretary that they will not be present at the meeting, the directors present shall choose one of their number to be chairman of the meeting.

6.03 Managing Director

The board may from time to time appoint a managing director who shall be a director. If appointed, he shall be the chief executive officer and, subject to the authority of the board, shall have general supervision of the business and affairs of the Corporation; and he shall, subject to the Act, have such other powers and duties as the board may specify. During the absence or disability of the president, or if no president has been appointed, the managing director shall also have the powers and duties of that office.

6.04 President

If appointed, the president shall be the chief operating officer and, subject to the authority of the board, shall have general supervision of the business of the Corporation; and he shall, subject to the Act have such other powers and duties as the board may specify. During the absence or disability of the managing director, or if no managing director has been appointed, the president shall also have the powers and duties of that office.

6.05 Vice-President

A vice-president shall, subject to the Act, have such powers and duties as the board or the chief executive officer may specify.

6.06 Secretary

The secretary shall attend and be the secretary of all meetings of the board, shareholders and committees of the board and shall enter or cause to be entered in records kept for that purpose in minutes of all proceedings there at; he shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose;

and he shall, subject to the Act, have such other powers and duties as the board or the chief executive officer may specify.

6.07 Treasurer

The treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the board whenever required an account of all his transactions as treasurer and of the financial position of the Corporation; and he shall subject to the Act, have such other powers and duties as the board or the chief executive officer may specify.

6.08 Powers and duties of other officers

The powers and duties of all other officers shall, subject to the Act, be such as the terms of their engagement shall for or as the board or (except for those powers and duties are specified only by the board) the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

6.09 Variation of Powers and Duties

The board and (except as aforesaid) the chief executive officer may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

6.10 Term of Office

The board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer's rights under any employment contract. Otherwise each officer appointed by the board shall hold office until his successor is appointed or until his earlier resignation.

6.11 Terms of Employment and Remuneration

The terms of employment and the remuneration of officers appointed by the board shall be settled by the board from time to time.

6.12 Agents and Attorneys

The board shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the power to subdelegate) as may be thought fit.

6.13 Fidelity Bonds

The board may require such officers, employees and agents of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the board may from time to time determine.

SECTION SEVEN
CONFLICT OF INTEREST AND PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.01 Conflict of Interest

A director or officer who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided by the Act. Any such contract or proposed contract shall be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the board or shareholders, and a director whose interest in a contract is so referred to the board shall not vote on any resolution to approve the same except as provided by the Act.

7.02 Limitation of Liability

Subject to the Act, no director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for the joining in any receipt or act for conformity, or for any loss or damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the money of or belonging to the Corporation shall be placed or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or with which any moneys, securities or effects shall be lodged or deposited, or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealing with any moneys, securities or other assets of or belonging to the Corporation or for any other loss, damage or misfortune whatsoever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly and in good faith with a view to the best interest of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

7.03 Indemnity

Subject to the Act, the Corporation shall indemnify a director or officer, a former director or officer, and a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgement, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if:

(a) he acted honestly and in good faith with a view to the best interests of the Corporation; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing his conduct was lawful.

7.04 Insurance

The Corporation may, subject to and in accordance with the Act, purchase and maintain insurance for the benefit of any director or officer as such against any liability incurred by him.

SECTION EIGHT
SHARES

8.01 Allotment

Subject to the articles the board may from time to time allot, or grant options to purchase, and issue the whole or any part of the authorized and unissued shares of the Corporation at such time and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

8.02 Commissions

The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchaser(s) for such shares.

8.03 Securities Register

The Corporation shall maintain a securities register in which it records the securities issued by it in registered form, showing with respect to each class or series of securities:

(a) the names, alphabetically arranged, and the latest known address of each person who is or has been a security holder,

(b) the number of securities held by each security holder, and

(c) the date and particulars of the issue and transfer of each security.

8.04 Transfer Agents and Registrars

The board may from time to time appoint one or more trust companies as its agent or agents to maintain the central securities register or registers, and an agent or agents to maintain branch securities registers. Such a person may be designated as transfer agent or registrar according to his functions and one person may be appointed both registrar and transfer agent. The board may at any time terminate any such appointment.

8.05 Registration of Transfer

Subject to the provisions of the Act, no transfer of shares shall be registered in a securities register except upon presentation of the certificate representing such shares with a transfer endorsed thereon or delivered therewith duly executed by the registered holder or by his attorney or successor duly appointed, together with such reasonable assurances or evidence of signature, identification and authority to transfer as the board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the board, upon compliance with such restrictions on transfer as are authorized by the articles and upon satisfaction of any lien referred to in Clause 8.11

8.06 Non-Recognition of Trusts

Subject to the provisions of the Act, the Corporation may treat as the absolute owner of a share the person in whose name the share is registered in the securities register as if that person had full legal capacity and

authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation's records or on the share certificate.

8.07 Share Certificates

Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written acknowledgement of his right to obtain a share certificate, stating the name of the person to whom the certificate or acknowledgement was issued, and the number and class or series of shares held by him as shown on the securities register. Share certificates and acknowledgments of a shareholder's right to a share certificate, shall subject to the Act, and be in such form as the board shall from time to time approve. Any share certificate shall be signed in accordance with Clause 2.03 and need not be under the corporate seal; provided that, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one other signing officers or, in the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers, may be printed or mechanically reproduced in facsimile upon share certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A share certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

8.08 Replacement of Share Certificate

The board or any officer or agent designated by the board may in its or his discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of a reasonable fee, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.09 Joint Shareholders

If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such person may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.10 Deceased Shareholder

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

8.11 Lien for Indebtedness

If the articles provide that the Corporation has a lien on shares registered in the name of a shareholder or his legal representative for a debt of that shareholder to the Corporation, such lien may be enforced, subject to the Act

and to any other provision of the articles by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares.

SECTION NINE
DIVIDENDS AND RIGHTS

9.01 Dividends

Subject to the provisions of the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

9.02 Dividend Cheques

A dividend payable in cash shall be paid by cheque drawn on the Corporation's banks or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.03 Non-receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement or expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or any particular case.

9.04 Record date for Dividends and Rights

The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to receive the right to subscribe for such securities, provided that if the Corporation is a distributing corporation, notice of any such record date is given, not less than seven days before such record date, in the manner provided in the Act. Where no record date is fixed in advance as aforesaid, the record date for the determination of the persons entitled to receive payment of any dividend or to receive the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

9.05 Unclaimed Dividends

Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

SECTION TEN
MEETING OF SHAREHOLDERS

10.01 **Annual Meetings**

Subject to the Act, the annual meeting of the Shareholders shall be held at such time in each year and, subject to Clause 10.03, at such place as the board, the chairman of the board, the managing director or the president may from time to time determine, for the purpose of consideration of the financial statements and reports required by the Act to be placed before the annual meeting, electing directors if required, appointing auditors if required and transacting such other business as may properly be brought before the meeting.

10.02 **Special Meetings**

The board, the chairman of the board, the managing director or the president shall have power to call a special meeting of the shareholders at any time.

10.03 **Place of Meetings**

Subject to the articles of the Corporation, meetings of the shareholders shall be held at that place determined by the directors.

10.04 **Notice of Meetings**

Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Clause 13.01 not less than 21 nor more than 50 days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of the shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and re-appointment of incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgement thereon and shall state the text of any special resolution to be submitted to the meeting. A shareholder may in any manner waive notice of or otherwise consent to a meeting of shareholders.

10.05 **Record Date for Notice**

The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 50 days and not less than 21 days, a record date for the determination of the shareholders entitled to notice of meeting, provided that if the Corporation is a distributing corporation notice of any such record date shall be given not less than seven days before such record date in the manner provided in the Act. If no such record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is sent or, if no notice is sent, shall be the day on which the meeting is held.

10.06 **List of Shareholders Entitled to Notice**

(1) The Corporation shall prepare a list of shareholders entitled to receive notice of a meeting, arranged in alphabetical order and showing the number and class of shares held by each shareholder,

(a) if a record date with respect to such meeting is fixed under Section 10.05, not later than ten days after that date; or

(b) if no record date with respect to such meeting is so fixed,

(i) at the close of business on the day immediately preceding the day on which notice is given, or,

(ii) where no notice is given, the day on which such meeting is held.

(2) A shareholder may examine any list of shareholders prepared under subsection (1)of this Section

(a) during usual business hours at the registered office of the Corporation or at the place where its central securities register is maintained; and

(b) at the meeting of shareholders to which the list relates.

10.07 Meetings Without Notice

A meeting of shareholders may be held without notice at any time and place permitted by the Act:

(a) if all shareholders entitled to vote thereat are present in person or represented or if those not present or represented waive notice of or otherwise consent to such meeting being held, and

(b) if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held;

so long as such shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting any business may be transacted which the Corporation at a meeting of Shareholders may transact. If the meeting is held at a place outside the Yukon Territory, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

10.08 Chairman and Secretary

The chairman of any meeting of shareholders shall be the president, or in his absence, a vice-president who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the chairman shall be any other director appointed by the board. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting.

10.09 Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the Chairman of the meeting or with consent of the meeting.

10.10 Quorum

A quorum for the transaction of business at any meeting of shareholders shall be at least one person present in person being a shareholder entitled to vote thereat or a duly appointed proxy or representative for an absent shareholder so entitled. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business until a quorum is present.

10.11 Right to Vote

Every person named in the list referred to in Clause 10.06 shall be entitled to vote the shares shown thereon opposite his name at the meeting to which such list relates, except to the extent that:

(a) where the Corporation has fixed a record date in respect of such meeting, such person has transferred any of his shares after such record date or, where the Corporation has not fixed a record date in respect of such meeting, such person has transferred any of his shares after the date on which such list is prepared, and

(b) the transferee, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, has demanded not later than 10 days before the meeting that his name be included in such list.

In any such excepted case the transferee shall be entitled to vote the transferred shares at such meeting. If the Corporation is not required to prepare a list under Clause 10.06, subject to the provisions of the Act and this by-law as to proxies and representative, at any meeting of shareholders every person shall be entitled to vote at the meeting who at the time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.

10.12 Proxies and Representatives

Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing, executed by the shareholder or his attorney and shall conform to the requirements of the Act. Alternately, every such shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual, who need not be a shareholder, to represent it at a meeting of shareholders and such individual may exercise on the shareholders behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chairman of the meeting.

10.13 Time for Deposit of Proxies

The board may specify in a notice calling a meeting of the shareholders a time, preceding, the time of such meeting or an adjournment thereof by not more than 48 hours exclusive of non-business days, before which proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in

such notice, it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

10.14 Joint Shareholders

If two or more persons hold shares jointly, any one of them present in person or represented at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented and vote, they shall vote as one on the shares jointly held by them.

10.15 Votes to Govern

At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws, be determined by the majority of the votes cast on the question. In the case of an equality of votes either upon show of hands or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

10.16 Show of Hands

Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

10.17 Ballots

On any question proposed for consideration at a meeting of shareholders, any shareholder or proxyholder entitled to vote at the meeting may require or demand a ballot, either before or on the declaration of the result of any vote by show of hands. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at a meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.18 Admission or Rejection of a Vote

In case of any dispute as to the admission or rejection of a vote, the chairman shall determine the same and such determination made in good faith shall be final and conclusive.

10.19 Adjournment

If a meeting of the shareholders is adjourned by one or more adjournments for an aggregate of less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the time of an adjournment. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

10.20 Resolution in Writing

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders.

10.21 Only One Shareholder

Where the Corporation has only one shareholder, or only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting.

SECTION ELEVEN
DIVISIONS AND DEPARTMENTS

11.01 Creation and Consolidation of Divisions

The board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered, as the board may consider appropriate in each case. The board may also cause the business and operations of any such division to be further divided into sub-units to be consolidated upon such basis as the board may consider appropriate in each case.

11.02 Name of Division

Subject to law, any division or its sub-units may be designated by such name as the board may from time to time determine and may transact business, enter into contracts, sign cheques and other documents of any kind and do all acts and things under such name, Any such contract, cheque or document shall be binding upon the Corporation as if it has been entered into or signed in the name of the Corporation.

11.03 Officers of Division

From time to time the board or, if authorized by the board, the chief executive officer, may appoint one or more officers for any division, prescribe their powers and duties and settle their terms of employment and remuneration. The board or, if authorized by the board, the chief executive officer, may remove at its or his pleasure any officer so appointed without prejudice to such officer's rights under any employment contract. Officers of divisions or their sub-units shall not, as such, be officer of the Corporation.

SECTION TWELVE
INFORMATION AVAILABLE TO SHAREHOLDERS

12.01 Except as provided by the Act, no shareholder shall be entitled to discovery of any information respecting any details or conduct of the Corporation's business which in the opinion of the directors would be inexpedient in the interests of the Corporation to communicate to the public.

12.02 The Directors, may, from time to time, subject to the rights conferred by the Act, determine whether and to what extent and at what time and place and under what circumstances or regulations the documents, books and registers and accounting records of the Corporation or any of them shall be open to inspection of shareholders and no

shareholder shall have any right to inspect any document or book or register or accounting records of the Corporation except as conferred by statute or authorized by the board of Directors or by a resolution of the shareholders.

SECTION THIRTEEN
NOTICES

13.01 Method of Giving Notices

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid ordinary or air mail or if sent to him at his recorded address by any means of prepaid transmitted or recorded communication including facsimile transmission. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by him to be reliable.

13.02 Notice to Joint Shareholders

If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

13.03 Computation of Time

In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

13.04 Undelivered Notices

If notices given to a shareholder pursuant to Clause 13.01 are returned on three consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.

13.05 Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at the meeting held pursuant to such notice or otherwise founded thereon.

13.06 Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever shall become entitled to any share, shall be bound by every notice in respect of such share which shall have

been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

13.07 **Waiver of Notice**

Any shareholder (or his duly appointed proxyholder), director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver or notice of a meeting of shareholders or of the board, which may be given in any manner.

SECTION FOURTEEN
EFFECTIVE DATE AND REPEAL

14.01 **Effective Date**

This by-law shall come into force when made by the board in accordance with the Act.

14.02 **Repeal**

All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. Such repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles (as defined in the Act) or predecessor charter documents of the Corporation obtained pursuant to, any such by-law prior to its repeal. All officers and persons acting under any such by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the board or a committee of the board with continuing effect passed under any repealed by-law shall continue to be good and valid except to the extent inconsistent with this by-law and until amended or repealed.

MADE BY the board the _______ day of February, 2004.

PRESIDENT

CONFIRMED by the shareholders in accordance with the Act the_______ day of ___________, 2004.

SECRETARY

SCHEDULE 9
REPORTING PACKAGE

DATED: February *9, 2004

CERTIFICATE OF ALIVE INTERNATIONAL INC.

The foregoing, including the Schedules, as related to Alive International Inc., contains no untrue statement of a material fact, does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and constitutes full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the security holders.

"John A. Cerenzia"
John A. Cerenzia
President

ON BEHALF OF THE BOARD

"Rocco Serpe"
Rocco Serpe
Director

"David Lubotta"
David Lubotta
Director

DATED: February *9, 2004

CERTIFICATE OF 2034879 ONTARIO LIMITED

The foregoing as it relates to 2034879 Ontario Limited Inc. constitutes full, true and plain disclosure of all material facts relating to the securities of 2034879 Ontario Limited.

"Norman Brewster"
Norman Brewster
President

"Norman Brewster"
Norman Brewster
Director

DATED: February 9th, 2004

CERTIFICATE OF NOVAKING PTY LTD.

The foregoing as it relates to Novaking Pty Ltd. constitutes full, true and plain disclosure of all material facts relating to the securities of Novaking Pty Ltd.

"Christopher Reindler"
Norman Brewster
President

"Christopher Reindler"
Christopher Reindler
Director